Form 20-F
period 2001-12-31
DYNEA INTERNATIONAL OY /; DYNEA CHEMICALS OY /
filed 2002-04-30
CIK 1156881, 1156883

As filed with the Securities and Exchange Commission on April 30, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                    FORM 20-F

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       OR
       |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended: 31 December 2001
                                       OR
          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               Commission file numbers: 333-13782 and 333-13782-01

                DYNEA INTERNATIONAL OY       DYNEA CHEMICALS OY
             (Exact name of Registrant as specified in its charter)
                                     FINLAND
                 (Jurisdiction of incorporation or organization)
                   Snellmaninkatu 13, 00170, Helsinki, Finland
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.

                                      None
                                (Title of Class)

              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act.

                                      None
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

    (euro)250,000,000 12 1/4% Notes due 2010 Issued by Dynea International Oy
    (euro)250,000,000 12 1/4% Notes due 2010 Guaranteed by Dynea Chemicals Oy
                                (Title of Class)

               Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         Dynea International Oy: Ordinary Shares, nominal value(euro)100 per share(euro)288,000,000.00

        Dynea Chemicals Oy: Ordinary shares, nominal value(euro)16.82 per share(euro)283,506,701.45


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                 Yes |X|                   No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                 Item 17 |X|               Item 18 [ ]

                                TABLE OF CONTENTS

Market Information..................................i

Certain Definitions.................................i

Forward Looking Statements........................iii

Item 1.  Identity of Directors, Senior Management
         and Advisers................................1

Item 2.  Offer Statistics and Expected Timetable.....1

Item 3.  Key Information............................2

Item 4.  Information on the Company.................17

Item 5.  Operating and Financial Review
         and Prospects..............................33

Item 6.  Directors, Senior Management
         and Employees..............................58

Item 7.  Major Shareholders and Related Party
         Transactions...............................60

Item 8.  Financial Information.....................63

Item 9.  The Offer and Listing.....................63

Item 10. Additional Information....................64

Item 11. Quantitative and Qualititative
         Disclosures About Market Risk.............72

Item 12. Description of Securities
         Other than Equity Securities..............74

Item 13. Defaults, Dividend Arrearges
         and Deliquencies..........................75

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds...75

Item 15. [Reserved]................................75

Item 16. [Reserved]................................75

Item 17. Financial Statements......................75

Item 18. Financial Statements......................75

Item 19. Exhibits..................................75

Index to Dynea International Oy Financial
         Statements...............................F-1

Index to Dynea Chemicals Oy Financial Statements..G-1

         This annual report describes the operations of Dynea International Oy and the operations of Dynea Chemicals Oy, the holding company subsidiary of Dynea International Oy, as the businesses of Dynea International Oy and Dynea Chemicals Oy are identical since all operations are conducted at or below the level of Dynea Chemicals Oy.

                               MARKET INFORMATION

         Information regarding market share, market position and industry data pertaining to our business contained in this annual report consists of estimates based on data and reports compiled by industry professional organizations and analysts and our knowledge of our sales and markets. We take responsibility for compiling and extracting but have not independently verified market data provided by third parties or industry or general publications. Similarly, while we believe our internal estimates to be reliable, they have not been verified by any independent sources.

                               CERTAIN DEFINITIONS

         As used in this annual report, "we," "our," "us," and "Dynea International" refer to Dynea International Oy, a holding company incorporated under the laws of Finland, together with Dynea Chemicals Oy, its wholly-owned holding company subsidiary incorporated under the laws of Finland and, where the context requires, their subsidiaries. Dynea Chemicals Oy is referred to as "Dynea Chemicals" and "the guarantor", which also includes, where the context requires, its subsidiaries, and contains the resins manufacturing operations that were acquired from Fortum Oyj and, where the context requires, the other operations that historically were operations of Dynea Chemicals Oy and that have been sold. "Dynea" means Dynea Oy (formerly Nordkemi Oy). We are a wholly-owned subsidiary of Dynea Oy. "Neste" refers to the chemicals business which was acquired from Fortum Oyj, on November 30, 1999. "Dyno" means Dyno ASA, a company incorporated under the laws of Norway, together with its subsidiaries, containing the resins manufacturing, paper overlays and oil field chemicals production operations that were acquired on August 8, 2000, and, where the context requires, the other operations that historically were operations of Dyno ASA and that have been sold.

                           FORWARD-LOOKING STATEMENTS

         Some statements in this annual report are not historical facts and are "forward-looking." Words such as "believes," "expects," "estimates," "may," "intends," "will," "should" or "anticipates" and similar expressions or their negatives frequently identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or industry results to be materially different from those expressed or implied by those forward-looking statements. From time to time, we have made or may make forward-looking statements orally or in writing. Those forward-looking statements may be included in, among other things, press releases, filings with or submissions to the U.S. Securities and Exchange Commission, reports to shareholders and noteholders and other communications or oral statements made by or with the approval of an authorized executive officer.

         Forward-looking statements, such as statements regarding our ability to develop and expand our business, our ability to reduce costs, our ability to take advantage of new technologies, the effects of regulations (including tax regulations), litigation, our anticipated future revenues, capital spending and financial resources and other statements contained in this annual report regarding matters that are not historical facts, involve predictions. Actual events or results may differ materially as a result of risks and uncertainties that we face. Those risks and uncertainties include:

     o the significant amount of indebtedness we and our subsidiaries incurred and our obligations to service that indebtedness;

     o contractual restrictions on our ability to receive dividends or loans from some of our subsidiaries;

     o    changes in our business strategy or development plans;

     o    our ability to attract and retain qualified personnel;

     o    worldwide economic and business conditions;

     o increased competition from other or new resins manufacturing companies;

     o customer purchasing behavior or trends toward consolidation or up-stream integration;

     o    changing technology;

     o    regulatory, legislative and judicial developments; and

     o    operating difficulties.

         Some of these factors are discussed in more detail elsewhere in this annual report including, under the captions "Item 3. Key Information--Risk Factors," "Item 4. Information on the Company--Business" and "Item 5. Operating and Financial Review and Prospects."

Item 1. Identity of Directors, Senior Management and Advisers.

         Not applicable.

Item 2. Offer Statistics and Expected Timetable.

         Not applicable.

Item 3.  Key Information.

                       SELECTED COMBINED AND CONSOLIDATED
                HISTORICAL FINANCIAL DATA OF DYNEA INTERNATIONAL

         The table below sets forth selected combined and consolidated historical financial data for Dynea International as of and for the periods indicated. The selected combined financial data as of November 30, 1999 and for the eleven month period ended November 30, 1999 and the selected consolidated financial data as of December 31, 1999, 2000 and 2001, and for the one month period ended December 31, 1999 and the years ended December 31, 2000 and December 31, 2001 have been derived from the audited combined and consolidated financial statements of Dynea International, which have been audited by PricewaterhouseCoopers Oy, independent accountants. The selected combined financial data as of December 31, 1997 and 1998 and for the years ended December 31, 1997 and 1998 have been derived from the audited combined financial statements of the predecessor to Dynea International, which have been audited by Arthur Andersen, independent accountants. Dynea International has prepared its financial statements in accordance with International Accounting Standards ("IAS"). The selected combined and consolidated historical financial data of Dynea International should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the combined and consolidated financial statements of Dynea International included elsewhere in this annual report.

                       SELECTED COMBINED AND CONSOLIDATED
                HISTORICAL FINANCIAL DATA OF DYNEA INTERNATIONAL


                                                     Combined(3)                               Consolidated(3)
                                           ------------------------------------ --------------------------------------
                                                                    11 month
                                                                     Period        1 month
                                               Year Ended             Ended     Period Ended        Year ended
                                              December 31,          Nov. 30,       Dec 31,         December 31,
                                              ------------          --------       -------         ------------
                                           1997        1998(4)        1999          1999          2000        2001
                                                                         (millions)

Income Statement Data:
Sales.............................  (euro)815.2  (euro)915.8   (euro)770.6    (euro)66.2 (euro)1,054.6(euro)1,049.6
Other operating income............          2.2          6.0           6.9           3.1          18.2        11.3
Changes in inventories and raw
   materials and consumables used.        529.6        586.7         466.9          42.8         689.5       698.5
Services and rents................         30.8         36.8          21.6           1.4          28.1        27.4
Staff costs.......................         93.5        121.4         120.8          10.3         142.5       131.5
Other operating expenses..........        116.2        122.8         119.6          17.7         183.7       131.7
                                         -------      -------       -------        -------      -------     -------
Depreciation and amortization.....         35.8         45.7          45.7           4.8          50.3        56.5
Operating profit (loss)...........         11.5          8.4           2.9          (7.7)        (21.3)       15.3
Finance costs.....................         (5.7)        (8.0)         (4.5)         (2.0)        (75.1)      (80.2)
Share of results of associates....         (0.9)        (0.6)          0.3           0.1          15.2         9.7
                                         -------      -------       -------        -------      -------     -------
Profit (loss) before income taxes and
   minority interest..............          4.9         (0.2)         (1.3)         (9.6)        (81.2)      (55.2)
Income tax expense (benefit)......          7.3          6.3          15.3          (0.5)        (19.6)       (7.6)
                                         -------      -------       -------        -------      -------     -------
Loss from ordinary activities before
   minority interest..............         (2.4)        (6.5)        (16.6)         (9.1)        (61.6)      (47.6)
Minority interest.................          --           0.2          (0.4)          0.1           0.7         2.4
                                         -------      -------       -------        -------      -------     -------
Net loss..........................   (euro)(2.4)  (euro)(6.7)  (euro)(16.2)   (euro)(9.2)  (euro)(62.3)      (50.0)
                                         =======      =======       =======        =======      =======     =======
Supplemental Operating Data:
Capital expenditures..............         74.5         51.3          27.6           8.5          27.1        28.9
Cash Flow Statement Data:
Net cash inflow (outflow) from
   operating activities...........         49.4         70.7           5.6          (9.1)        (26.5)        0.3
Net cash inflow (outflow) from
   investing activities...........        (93.3)       (31.5)        (19.2)       (364.3)         39.1        46.1
Net cash inflow (outflow) from
   financing activities...........         47.6        (43.3)         23.6         408.7          (7.9)      (27.3)
Amounts in Accordance with U.S. GAAP:
Operating profit (loss)...........          n/a          8.4          12.3          (1.2)       ( 19.4)       16.2
Net loss..........................          n/a         (6.7)         (9.4)         (2.6)        (63.5)      (49.3)


                                                     Combined(3)                          Consolidated(3)
                                           ------------------------------------ --------------------------------------
                                                      As of           As of
                                                   December 31,      Nov. 30,          As of December 31,
                                                   ------------      --------          ------------------
                                                  1997     1998(4)     1999       1999        2000         2001
                                                  ----     -------     ----       ----        ----         ----
                                                                            (millions)
Balance Sheet Data:
Cash and cash equivalents................ (euro)24.2  (euro)31.2 (euro)26.4 (euro)33.7  (euro)40.2    (euro)59.5
Working capital(1).......................       n/a         12.4       63.5       91.5        58.9          18.4
Intangible assets........................        53.7       53.7       51.8       90.6       277.9         269.2
Total assets.............................       616.3      592.4      656.5      772.7     1,302.0       1,063.4
Total debt(2)............................       254.6      227.9      194.6      319.3       720.4         669.8
Shareholders' equity.....................       136.5      159.4      216.4      175.7       200.0         172.7
Amounts in accordance with U.S. GAAP
Total assets.............................       n/a        592.4      656.5      682.3     1,327.5       1,054.4
Shareholders' equity.....................       n/a        159.4      223.2      182.3       195.5         163.9


                      (see footnotes on the following page)

                     Footnotes To Historical Financial Data

(1)  Working capital is computed as current assets less current liabilities.

(2) Total debt comprises long-term loans (including first years' installments), bank loans, overdrafts and related party borrowings.

(3) Due to the purchase of Neste on November 30, 1999, Dynea International's combined financial statements for the periods prior to December 1, 1999, are not comparable to the consolidated financial statements presented subsequent to December 1, 1999.

(4) 1997 and 1998 amounts have been restated from Finnish marks (the 1997 and 1998 reporting currency) into euros using the exchange rate on January 1, 1999, as discussed in the "Exchange Rates" section of this annual report.

                                 EXCHANGE RATES

         Before January 1, 1999, the Finnish mark was a part of the European Monetary System exchange rate mechanism known as the EMS. Within the EMS, exchange rates fluctuated within permitted margins, fixed by central bank intervention. Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as the EMU, superseded the EMS on January 1, 1999 and the euro was introduced as the common European currency of some participating member countries of the European Monetary Union. Since this date, the euro has been the lawful currency of the EMU states. The following 11 member states participate in the EMU and have adopted the euro as their common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between Finnish marks and euros was established on January 1, 1999 at FIM 5.94573 = (euro)1.00. On January 1, 2002, the Finnish mark was replaced by the euro as the legal currency of Finland.

         As a consequence of this methodology, the comparative information included in this annual report for those prior periods depicts the same trends that would have been presented if we had continued to present financial information in our previous reporting currency, the Finnish mark. The financial statements for periods prior to January 1, 1999 presented by us in euros will not be comparable to the financial statements of other companies that report in euros and that have restated amounts from a currency other than Finnish marks.

         The following table sets forth, for the periods and dates indicated, some information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for Finnish marks from 1997 and 1998 (expressed in Finnish marks per $1.00), and for euros for 1999 through 2001 (expressed in euro per $1.00).

         These rates have been converted for informational purposes into euro per $1.00 for 1997 through 1998 and into Finnish marks per $1.00 for 1999 through 2001, at the Finnish mark/euro conversion rate set on January 1, 1999. These rates are not the rates used in the financial statements included in this annual report. We do not make any representation that Finnish marks or euros could have been, or could be, converted into U.S. dollars at these rates or any other rate.

                            Period-end rate        Average rate(1)            High                   Low
                            ---------------        ---------------            ----                   ---
Year                     ((euro)/$)   (FIM/$)   ((euro)/$)   (FIM/$  ((euro)/$)   (FIM/$)   ((euro)/$)    (FIM/$)
                         ----------   -------   ----------   ------  ----------   -------   ----------    -------
2001.......................1.1235     6.6800      1.1224     6.6735    1.1947      7.1034     1.0488      6.2359
2000.......................1.0652     5.5819      1.0861     5.4742    1.2092      6.1449     0.9676      4.9171
1999.......................0.9930     5.9041      0.9445     5.6157    0.9984      5.9362     0.8466      5.0337
1998.......................0.8518     5.0645      0.8981     5.3398    0.9466      5.6280     0.7030      4.8995
1997.......................0.9171     5.4530      0.8774     5.2169    0.9418      5.6000     0.7290      4.6130

Through April 23, 2002.....                                            1.1429      6.7954     1.1238      6.6818
March......................                                            1.1558      6.8720     1.1371      6.7609
February...................                                            1.1610      6.9030     1.1392      6.7734
January....................                                            1.1636      6.9185     1.1073      6.5837
December 2001..............                                            1.1399      6.7775     1.1057      6.5742


-------------------------------

(1) The average of the noon buying rate for Finnish marks or euros, as the case may be, on the last business day of each month during the relevant period.

                                  RISK FACTORS

         You should carefully consider all the information in this annual report, including these material risk factors.

                         Risks Relating to Our Business

Our business is highly competitive, and in the future we may lose market share or profitability or our net losses may increase as a result of activities of our competitors.

         The markets for some of our products are highly competitive. We are exposed to the competitive characteristics of several different geographic markets and industries. We have identified a variety of competitive factors, including:

     o    product quality;

     o    product price;

     o    reliability of product supply;

     o    technical support and other customer services; and

     o    proximity to customers.

         Some of our competitors, including Borden Chemicals Inc., Georgia-Pacific Corporation and BASF AG, are larger and have greater financial resources than we do. We also compete with a large number of smaller regional companies. We may lose market share to these or other competitors.

         In the past several years, there have been a number of mergers, acquisitions and spin-offs in the chemicals industry. This restructuring activity may result in our competitors consisting of fewer, larger producers. We believe that restructuring is further advanced in the North American resins market, but we expect significant restructuring in Europe and Asia. In addition, as the markets for our products expand, we expect that additional competition will emerge and that existing competitors may commit more resources to the markets in which we participate. This could lead to changes in the competitive environment, cause a decrease in our revenues and cash flow and have a detrimental effect on our business and operations.

We may possibly face competition from producers of materials that are substitutes for formaldehyde-based resins and paper overlays, which could lead to declines in sales or revenues from our sales of these products.

         We face the possibility of competition from a number of products that are potential substitutes for formaldehyde-based resins and paper overlays. Currently, we estimate that formaldehyde-based resins make up most of the resins used as panelboard resins, wood and specialty adhesives and industrial resins. However, in some markets, non-formaldehyde based resins are a viable alternative to our formaldehyde-based resins. For example:

     o We estimate that, in North America, about 20% of the resins used for oriented strand board ("OSB") are non-formaldehyde polyurethane-based products. This product is more expensive than formaldehyde-based resins, but less of it is used to produce the same amount of OSB, it is more water resistant than formaldehyde-based OSB resins and it allows for faster production speeds.

     o Various latex and polyurethane products are used as substitutes for wood and specialty adhesives by furniture manufacturers.

     o With regard to paper overlays, high pressure laminates, wood veneers, powder coatings, plastics, paint and lacquer are all substitutes. These products are increasingly popular substitutes for paper overlays, although they do not have all of the same characteristics of paper overlays.

         Considerable growth in these substitutes for resins or paper overlays could adversely affect our market share, net sales and profit margins. Furthermore, within our market, new products could be developed in the future which could further threaten our market share for some of our products.

We may face competition from our current customers in the panelboard resins market, which could lead to declines in sales or revenues from these products.

         Many of our customers for panelboard resins are currently large and continuing to grow. As these large manufacturers expand their operations and build new facilities, they may choose to build their own panelboard resins production facilities and begin to produce their own panelboard resins, particularly those customers who use predominantly urea-formaldehyde resins. In some cases, those plants could be newer or more cost-effective than the plants we are currently using to supply those customers. Some of the larger wood panel producers already manufacture formaldehyde-based resins for their own use. Captive production of formaldehyde-based resins tends to be limited to the largest producers. These customers do, however, represent an important part of the market. We estimate that approximately half of our annual sales in 2001 derived from sales of urea-formaldehyde resins. If any of our customers began to produce their own resins, either using a new plant or an existing facility purchased from another party, we could lose the customer, which could cause our revenues and cash flow to decline. If one of our plants were particularly dependent on a customer of that sort, we could be forced to close that facility. In addition, the possibility that one or more of our customers might decide to construct a new facility of that sort acts to limit prices which we can charge for those panelboard resins.

We may lose market share as a result of customer consolidation, which could cause our income to decline and our net losses to increase.

         We are the third largest supplier of resins in North America. However, we estimate that both of our larger competitors supply about twice as much resin to the North American market (on a tonnage basis) than we do. This is due, in part, to considerable consolidation among our customers in that market over the past few years. Customers who intend to use a sole or dual-source supplier strategy may choose to pick one of or both of our two large competitors. Accordingly, our market share in North America may decline in future years, which could cause our revenues and cash flow to decline. In addition, there has been similar, although less, consolidation in Europe, which could reduce our European market share.

Declines in worldwide economic conditions could lead to declines in our sales or could cause our net losses to increase.

         Our resins and paper overlays production businesses depend on the building construction and furniture manufacturing industries, which are global industries subject to regional or national cycles. These industries are particularly affected by any downturn in gross domestic product and, accordingly, any decline in gross domestic product in a given market could have a detrimental impact on our business, cash flow, results of operations or financial condition in that market.

Raw material prices may fluctuate significantly, which could lead to decreased profit margins for some of our products in some circumstances. In addition, we are somewhat dependent on some suppliers for some of the raw materials we use to produce our resins and paper overlays.

         Our raw material costs in connection with the production of resins and paper overlays in 2001 included methanol, urea, phenol and melamine. For our paper overlays operations, the principal raw materials also include paper. We purchase the majority of our raw materials as bulk commodities through a combination of long-term contracts of one to three years in duration, informal long-term arrangements with suppliers and purchases on the spot market. Approximately 70% to 80% of our supply contracts for these raw materials are long-term contracts or informal agreements with long-term suppliers. Our long-term contracts generally specify a supply level and guarantee availability of that supply, but prices under these contracts are negotiated monthly or quarterly. In connection with these purchases, we have been able to obtain some volume rebates. We also purchase raw materials directly on the spot market. Spot prices fluctuate and may be significantly less than, or significantly greater than, the prices we have paid for our raw materials purchased under long-term agreements.

         As the prices we pay for our raw materials are either renegotiated quarterly or monthly or are based on spot market prices, we are subject to considerable volatility in the prices we pay for raw materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally less so. Due to the considerable volatility in menthanol and urea prices, our raw material costs can vary significantly both from year to year and during a given year. We are not always able fully to pass through to our customers fluctuations in the prices of our raw materials. When this occurs, we receive lower margins, particularly with respect to sales made under contracts with periodic adjustment features. There have been in the past, and may be in the future, periods of time during which we cannot recover cost increases. These failures to recover costs can result in part because of competitive pressures, the timing of changes to the prices of raw materials and because at times, in some markets, industry over-capacity prevents selling prices from being raised. Furthermore, raw material cost decreases are generally reflected more quickly in our sales prices than raw material cost increases due to pressure from our customers.

         In addition, we may not be able to continue to purchase the volumes of raw materials that we require from our suppliers in the future. The loss of any of our major suppliers would take us on average three to six months, and potentially as long as one year, to replace and could require that we make purchases on the spot market, at potentially higher prices, in the interim.

We depend on continued technological and product innovation for our future growth, and any failure to improve our products could lead to a decline in market share and a resultant decrease in revenues and an increase in net losses.

         All of our businesses experience gradual periodic technological change, ongoing incremental product improvements and obsolescence of existing products. Manufacturers periodically introduce new products or production processes. In the past, we have benefited from our ability to operate at the forefront of some markets. We produce resins in thousands of different formulations, the great majority of which are individually tailored to meet the specific requirements of our customers. We continually seek to develop innovative, technically advanced products. These efforts typically result in the turnover of our portfolio of product formulations every three to five years. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key markets and successfully develop, manufacture and market products in those changing markets. We must identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our competitive position.

         We intend to devote significant resources to the development of new technologically advanced products and intend to continue to devote a substantial amount of spending to the research, development and technology process functions of our businesses. However, we may fail to develop new products and/or technology or our customers may not accept such new products or technology. If we fail to keep pace with the evolving technological innovations in our markets, then our sales, profitability and cash flow will decline as our customers turn to newer products produced by our competitors.

                          Risks Relating to Our Company

Since our assets and all of the assets of our subsidiaries are already pledged as security for the obligations of our subsidiaries under the senior credit facility and other debt, we may find it difficult or impossible to borrow additional funds if we need to do so.

         The lenders under our existing senior credit agreement have a first ranking security interest in substantially all of the tangible and intangible assets our subsidiaries and a security interest in the shares we own of Dynea Chemicals Oy. In addition, some of the other debt of our subsidiaries is secured under similar, lower-ranking pledges of assets of those subsidiaries. These lenders are not obligated to allow us to enter into further security arrangements with these assets, or to allow us to grant similar security interests to new lenders. As a result, we and our subsidiaries may not be able to obtain additional loans from lenders who require us to provide them with security interests in those assets unless we can first repay all of our existing outstanding indebtedness under the senior credit agreement and other subsidiary debt. This may prevent us from obtaining additional funds when needed and could negatively affect our business or our results of operations.

We are subject to restrictive debt covenants that prevent us from taking a number of actions, including some actions which might increase our income or improve our financial results.

         The indentures governing our notes contain covenants with respect to us and our restricted subsidiaries that restrict, among other things:

     o    the incurrence of additional indebtedness;

     o the payment of dividends on, and redemptions of, capital stock and the redemption of indebtedness that is junior in right of payment to the notes;

     o some other restricted payments including, without limitation, investments;

     o    some transactions with affiliates;

     o    some transfers or sales of assets;

     o    the grant of liens on our properties;

     o    the execution of sale and leaseback transactions;

     o the sale of stock or the issuance of disqualified stock and preferred stock of restricted subsidiaries;

     o the guarantee of indebtedness of our company, other than the notes, by our subsidiaries;

     o    our expansion into unrelated businesses;

     o the creation of restrictions on distributions from restricted subsidiaries; and

     o consolidations, mergers and transfers of all or substantially all of our assets.

         These restrictions may prevent us from taking a number of actions, including some actions which might increase our income or otherwise improve our financial results.

Our subsidiaries are subject to restrictive debt covenants that prevent them from taking a number of actions, including some actions which might increase our income or improve our financial results, and which may prevent us from obtaining funds from them to repay the notes.

         Our subsidiaries are subject to the restrictive covenants and events of default provisions contained in the senior credit facility. These covenants and provisions restrict, among other things, the ability of our subsidiaries to make any payments or distributions to us in order to enable us to prepay the notes while indebtedness under the senior credit facility is outstanding. The senior credit facility also requires our subsidiaries to maintain specified financial ratios and satisfy financial condition tests. These tests and financial ratios become more restrictive over the life of the senior credit facility. The ability of our subsidiaries to meet those financial ratios and tests can be affected by events beyond our control, and our subsidiaries may in the future fail to meet those ratios and tests.

         A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the senior credit facility. Upon the occurrence of any event of default under the senior credit facility, the lenders could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If our subsidiaries could not repay those amounts or if any other enforcement event under the security documents arises, the lenders could proceed against the collateral granted to them to secure repayment of those amounts. If the lenders under the senior credit facility accelerate the payment of those amounts, the assets of our subsidiaries may not be sufficient to repay in full those amounts, to satisfy all other liabilities of our subsidiaries and to enable us to repay the notes in full.

We may still be able to incur substantially more debt which may be senior debt, in addition to that which we have already incurred, which could further increase the risks described above.

         We and our subsidiaries may be able to incur substantial additional debt in the future. We could, for example, incur an additional (euro)3.9 million of debt under the senior credit agreement beyond that which we had incurred as of December 31, 2001. The terms of the indenture restrict, but do not fully prohibit, us and our subsidiaries from borrowing additional debt. The additional debt we incur could be secured and debt of the guarantor could be senior to the guarantee. Debt incurred by our subsidiaries will be effectively senior in right of payment to the notes. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

We may not succeed in making further acquisitions, or may not successfully integrate any further acquired operations, which could cause our net losses to increase or could lead to declines in our overall revenues or profitability.

         As part of our strategy, we may acquire companies or operations engaged in similar or complementary businesses to our own. Restrictions in the terms of the notes may, however, preclude our ability to make some acquisitions. Further, for acquisitions that are not precluded, we may need to borrow money which will increase our debt service requirements and could make it harder for us to make payments on the notes. In order to manage any acquisitions we successfully complete, we will need to continue to implement and improve our operational, financial and management information systems. If making acquisitions or integrating any acquired business diverts too much management attention from the operations of our core businesses, this could adversely effect our financial condition and results of operations. Any acquisition that we make could be subject to a number of risks, including:

     o failure to discover liabilities of the acquired company for which we may be responsible despite any investigation we may make before the acquisition;

     o our ability to assimilate the operations and personnel of the acquired company; and

     o    the loss of key personnel in the acquired company.

         Any acquisition we consummate may fail to provide the benefits we originally anticipate. Furthermore, we may fail to identify attractive acquisition candidates, complete and finance potential acquisitions on favorable terms, or integrate acquired operations with our existing businesses.

We will have ongoing costs and may have additional costs, obligations or liabilities with respect to environmental matters, which may cause our net losses to increase in the future.

         Our operations are subject to extensive environmental, health and safety laws and regulations. Among other things, these laws and regulations:

     o regulate air emissions, wastewater discharges and other releases to the environment, the handling and use of hazardous materials, the generation, treatment, storage and disposal of wastes, and workplace conditions, as well as other aspects of our operations and products;

     o    impose requirements relating to the clean-up of contamination;

     o impose liability in the event of harm to human health, the environment and natural resources; and

     o provide for substantial fines and potential criminal sanctions for violations.

         We incur substantial costs in our efforts to comply with these laws and regulations. At some of our sites, there may be contamination from past operations which requires, or is anticipated to require, investigation and remediation. The nature of the chemical industry also exposes us to risks of liability under these laws and regulations due to the production, storage, transportation and sale of materials that can cause harm to human health, the environment and natural resources. In addition, individuals could seek damages for alleged personal injury or property damage due to exposure to chemicals at our facilities or to chemicals otherwise produced, owned or controlled by us.

         We expect that our operations will continue to be subject to increasingly stringent environmental and health and safety laws and regulations. We anticipate that these laws and regulations will continue to require increased costs and impose additional liabilities. Future changes to environmental, health and safety laws and regulations may be significant, and contamination could occur or be identified in the future. In addition, the indemnifying parties to the agreement relating to the acquisition of Neste may fail to honor their contractual commitments to us. The amounts we have provided or budgeted may not be adequate. Our future cash flow may decline as a result of increased expenditures on environmental health or safety matters.

We may have ongoing liabilities associated with the explosives business of Dyno vis-a-vis third parties, which could lead to unforeseen expenses and could cause our net losses to increase in the future.

         Dyno ASA historically owned and operated the explosives business of Dyno in Norway. The assets related to that business were transferred to Dyno Nobel ASA at the time we acquired Dyno ASA. Some of the liabilities related to the activities of that business prior to that transfer may remain with us. In addition, the explosives business of Dyno in countries other than Norway was conducted by former and current subsidiaries of Dyno ASA, and we may have some remaining liabilities from past activities of those subsidiaries as well. However, Dyno Nobel ASA has agreed to indemnify us for any loss, liability, claim, damage or defense we may face as a result of Dyno's prior ownership of the assets related to the explosives business.

         The nature of Dyno's former explosives business involved storage and detonation of explosives, which is treated in the United States as an inherently dangerous or ultra-hazardous activity. Accordingly, Dyno's former subsidiaries in the United States which have been transferred to Dyno Nobel ASA, or their affiliates, including companies that are still subsidiaries of Dyno, may be held liable for personal injury or property damage that resulted from the storage or detonation of explosives in the past, regardless of the degree of care they exercised.

         While Dyno and those of its subsidiaries engaged in the explosives business followed regulations and industry standards applicable to storage and distribution of ammonium nitrate and explosive products prior to the transfer of those operations to Dyno Nobel ASA, the possibility cannot be excluded of criminal misuse of products produced by Dyno or its former explosives-related operations. Dyno's products may have been stolen or diverted to improper use and litigation might be brought against us seeking to hold Dyno liable in such a case. Litigation is impossible to predict and future legal actions may be material. Similarly, attempts may be made to sue Dyno ASA or its affiliates in the future under a variety of legal theories in Norway, the United States, or in other countries for its previous ownership of the explosives business. However, no such attempts have been made to date.

Our operations are exposed to various risks because we operate in different countries around the world, which may lead us to incur unanticipated expenses or encounter unanticipated difficulties that negatively impact our business, our future revenues or our future profitability and could cause our net losses to increase.

         Because liquid resins cannot generally be transported economically over long distances, our resins production facilities are located close to our customers around the world. Our international operations are generally subject to many additional risks, including:

     o multiple and possibly conflicting laws and unexpected changes in regulatory requirements;

     o difficulties and costs of staffing and managing international operations;

     o    potentially adverse tax consequences;

     o    import and export restrictions and tariffs;

     o fluctuations in exchange rates which affect both our costs or revenues in various countries and our operating results;

     o    political instability;

     o    cultural differences;

     o    the impact of business cycles and economic instability; and

     o    increased expenses due to inflation.

         Any one of these factors could hurt our sales of services and products to international customers, which could cause our revenues to decline and adversely impact our business, cash flow, financial position and results of operations.

As a large portion of our revenues are denominated in currencies other than the euro, changes in exchange rates could cause our financial results to decline as reported in euros.

         Our revenues, costs, assets and liabilities are denominated in multiple currencies, particularly the U.S. dollar, the Canadian dollar and the Norwegian kroner. This exposes us to fluctuations in various currencies, which may affect our financial condition and results of operations as reported in euro.

         In addition, changes in exchange rates could hurt our ability to make planned capital expenditures as well as payments to you as a result of increased costs relating to our operations in various jurisdictions. We may not in all cases be able to use currency hedging transactions to protect against transaction risk.

An adjustment to the carrying value of our goodwill or the amortization period would adversely affect our operating results and net worth.

         We have a significant amount of goodwill. As of December 31, 2001 we had unamortized goodwill of (euro)263.5 million, which represents 25% of our total assets, 31% of our total non-current assets and 152.6% of shareholder's equity. A significant change in market conditions that reduces the estimated future cash flows of the company may trigger an impairment of our goodwill. This would result in a non-cash charge and reduce the operating profit in the year the impairment is recognized and reduce the annual amortization charge in future years. A decrease in the period over which the company estimates the life of goodwill would result in an increased annual amortization charge in future years.

We have an unfunded pension obligation, which could cause us to incur additional future expenses which would cause our net losses to increase.

         As of December 31, 2001, we have an unfunded pension obligation of
(euro)24.2 million, which exceeds the accrued pension cost on our balance sheet by (euro)10.0 million. In the event of changes in the structure of the company, insolvency, or other circumstances, an unrecognized obligation may become payable under the terms of the company's pension plans. This obligation is senior to our obligation to repay amounts due under the notes.

         Item 4. Information on the Company.

History and Development

         Dynea International Oy and Dynea Chemicals Oy consist primarily of the combined bonding and surfacing and oil field chemicals businesses of Neste Chemicals and Dyno ASA. Our address is Snellmaninkatu 13, 00170, Helsinki, Finland, and our telephone number is + 358 10 585 2000.

         The Acquisition of Neste

         In November 1999, our parent company, Dynea Oy, which was then known as Marmorandum Oy, acquired the Neste chemicals business controlled by Fortum Oy, the Finnish state oil and gas company. In this annual report, we refer to this acquisition as the acquisition of Neste. Dynea International Oy (the issuer), formerly known as Neste Chemicals International Oy, was incorporated in Finland in July 2000. Shortly after our incorporation, Dynea Oy (formerly known as Nordkemi) contributed all of the issued and outstanding shares in Dynea Chemicals Oy (the guarantor, which had been incorporated in September 1999 as part of the acquisition of Neste and was formerly known as Neste Chemicals Oy) to us in exchange for all of our issued and outstanding shares.

         The Acquisition of Dyno

         We acquired Dyno ASA on August 8, 2000. Prior to the acquisition of Dyno, Dyno was a public company organized under the laws of Norway whose global operations spanned several industrial activities in the fields of explosives and chemicals. We acquired the resins manufacturing, paper overlays and oil field chemicals production operations and other operations which historically were operations of Dyno ASA and which have been sold or which we intend to sell.

         Financing of the Acquisitions

         The sources of the funds for the acquisition of Neste included amounts drawn under senior term credit facilities and a mezzanine loan facility. All of the amounts currently outstanding under these facilities were refinanced in connection with the acquisition of Dyno. We used the proceeds of the offering of the notes, the senior credit facility and the proceeds from the sale of certain assets and businesses to fund the amount necessary to acquire Dyno ASA, and to refinance debt incurred in connection with the acquisition of Neste. The acquisition of Dyno and the offering of the notes closed on August 8, 2000, other than with respect to (euro)10.0 million of notes that closed on August 24, 2000.

         Sales of Non-Core Operations

         Our goal in acquiring Neste and Dyno was to combine their respective chemicals operations to form a leading global bonding and surfacing products company. In order to achieve this goal, we have sold a number of Neste's and Dyno's non-core operations. For a detailed discussion of the businesses and assets we have sold both prior to and following the acquisition of Dyno, see "--Operations That Have Been Sold".

         Recent Acquisitions and Investments

         On December 18, 2001 our wholly-owned subsidiary Dynea Singapore Pte Ltd signed an agreement with Pine Sky Industries Limited pursuant to which the parties shall fund a company in order to build a resins plant in Guandong, Peoples Republic of China. Dynea Singapore Pte Ltd will own 70% and Pine Sky Industries Limited the remaining 30% of the company. The incorporation of the company is in process. We estimate that our investment in the company will be approximately $10 million over the next two years.

         In addition, on January 1, 2002, Dynea Chemicals Oy acquired all of the share capital of Levonal GmbH, which was renamed Dynea Holzeime GmbH. On January 17, 2002, Dynea ASA increased its ownership of the shares in Ulrich Lubbert Gmbh from 20% to 40%. These two German investments totaled (euro)1.15 million.

Corporate Structure

         The following chart is a summary of our corporate structure and ownership.


                         Industri Kapital 1997 Fund and   Management and
                           Industri Kapital 2000 Fund   Other Shareholders
                                        |                         |
                                        |                         |
                                                                  |
                                    Dynea Oy ---------------------
                                        |
                                        |
                             Dynea International Oy
                                    (Issuer)
                                        |
                                        |
              |---------------  Dynea Chemicals Oy
              |                    (Guarantor)
              |                |                 |
              |                |                 |
  Obligors    |          Dynea Holding       Nordkem A/S
Under the     |       Company Subsidiaries
  Senior------|                |                 |
  Credit      |                |                 |
 Agreement    |        Dynea Operating       Dynea ASA
              |      Company Subsidiaries
              |                                  |
              |                                  |
              |-----------------------   Dynea ASA Operating
                                         Company Subsidiaries

Markets

         We are a global specialty chemicals company. We develop, manufacture and sell a diverse range of resins, paper overlays and oil field chemicals and operate primarily in the bonding and surfacing and oil field chemicals industries. We operate primarily in Europe, North America and Asia. The following chart shows our revenues by geographic location for the past three years:

                                     1999*            2000            2001
                                     -----            ----            ----

Europe                         (euro)494.8     (euro)607.8      (euro)465.8

North America                        255.7           335.5            415.2

Asia                                  64.7            69.3            128.0

Other                                 21.6            42.0             40.6

-------------------------------
         * 1999 figures represent aggregated results for the eleven-month period ended November 30, 1999 and the one-month period ended December 31, 1999.


         The following chart shows our revenue by products for the past three years:

                                  1999*            2000             2001
                                  -----            ----             ----

 Bonding and Surfacing      (euro)387.1     (euro)634.7      (euro)915.6

 Oil Field Chemicals                --             24.2             66.6

 Other                            449.7           393.2             67.2

 -------------------------------
* 1999 figures represent aggregated results for the eleven-month period ended November 30, 1999 and the one-month period ended December 31, 1999.


         The overall market for formaldehyde-based resins is primarily driven by production levels in the construction and furniture industries, which are in turn affected by general economic conditions. This market is also driven by the decreasing availability of old-growth timber, which is expected to continue to result in panelboard gaining market share in the wood products market.

         As with formaldehyde-based resins, the market for paper overlays is driven in large part by activity levels in the construction and furniture industries, which are in turn affected by general economic conditions. Both markets are somewhat seasonal, as demand drops off during the winter and Easter holiday periods.

         The oil field chemicals market is tied to the oil industry. Consequently, falling oil prices usually result in pressure on manufacturers of oil field chemicals to reduce their prices. Similarly, if oil prices are relatively high and oil production increases, demand for oil field chemicals typically increases as well. In some regions however, oil producers run their wells at maximum capacity, so that demand for oil field chemicals in these regions usually remains constant. In addition, other factors, such as environmental pressures or changes in the age of exploited fields, may also affect demand. Older fields generally require more chemicals per unit of oil produced, and environmental regulations may cause customers to shift to chemicals which are more environmentally-friendly.

Products

         We develop, manufacture and sell a diverse range of resins, paper overlays and chemicals for various oil field applications. Most of our products are customized and many have unique formulations designed to meet our customers' specific technical requirements. The degree of customization of our products varies considerably, from those that are adapted only slightly from a standard formula to others that are precisely tailored to a customer's particular requirements. In addition, we devote considerable effort to developing environmentally friendly products and production processes.

         Bonding and Surfacing Products

         Resins (which we estimate were approximately 85% of 2001 bonding and surfacing-related revenues). In 2001, we produced approximately 2.1 million tons of resins, from which we derived revenues of approximately (euro)800 million. We manufacture primarily the following three types of resins:

     o Panelboard resins (which we estimate were approximately 60% of 2001 bonding and surfacing-related revenues). Our customers use panelboard resins to bond various combinations of woodchips, fibers and veneer to manufacture particle board, plywood, MDF and OSB, which is a substitute for plywood. Different types of panelboard resins are used depending on requirements such as water resistance, pressing time, strength and appearance.

     o Wood and specialty adhesives (which we estimate were approximately 10% of 2001 bonding and surfacing related revenues). Our customers generally use wood adhesives to manufacture both structural and non-structural wood products. Non-structural wood products include veneers, kitchen cabinets, parquet, furniture and table tops; structural wood products include beams, joists, posts and other wood supports for construction. Customers also use our specialty adhesives for paper and packaging applications. Both structural and non-structural wood and specialty adhesives are customized to the requirements of our customers. The characteristics of these adhesives and their degree of customization depend on a large number of factors in our customers' production processes, including wood type, end use, humidity, viscosity and other factors.

     o Industrial resins (which we estimate were approximately 15% of 2001 bonding and surfacing related revenues). Our customers use industrial resins to produce paper overlays, insulation materials, molding compounds and for specialty applications such as abrasives. These products are primarily used by manufacturers in the construction and building materials industry and by those who use them in a number of other industrial applications such as roofing and insulation materials. This category also includes some non-formaldehyde-based resins. The degree of customization of these products varies considerably depending on their end use.

         Paper Overlays (which we estimate were approximately 15% of 2001 bonding and surfacing-related revenues). We produce both industrial and decorative paper overlays. In 2001, we produced approximately 230 million square meters of paper overlays. Sales of industrial overlays accounted for approximately 65% of the total volume of paper overlays sold in 2001.

         Paper overlays consist of paper that has been saturated or coated with resins. These papers are then generally bonded under pressure and at high temperatures onto a variety of core materials, including particle board, MDF, OSB and plywood, for use as surface enhancements or finishes for decorative or industrial applications. Industrial paper overlays provide strength and protection and are used in the manufacture of signboards, concrete molds, truck beds and exterior siding. Decorative paper overlays are used in manufacturing products such as furniture, kitchen cabinets, store fixtures and laminated flooring.

         Oil Field Chemicals

         We produce and sell a number of production chemicals to the oil field industry. In 2001, sales of oil field production chemicals generated revenues of approximately (euro)67 million. The global oil field chemicals market is divided into three main segments: drilling, stimulation and production, which includes transportation and refinery. We produce predominantly oil field production chemicals, which are used predominantly to facilitate oil production and transportation.

         We make various different types of oil field production chemicals for our customers, including corrosion, wax and scale inhibitors, bactericides, emulsion breakers (which separate the water from crude oil), oxygen scavengers (which remove oxygen from water that is injected into wells to enhance down-hole pressure and increase oil production), defoamers and cleaning compounds. We also make oil field chemicals which dehydrate oil to prepare it for transportation and treat byproduct water from dehydration processes. Because the exact make-up of crude oil is different in each oil field, our products are usually customized to meet the needs of our customers depending on the oil field in which they are drilling. We also provide technical support and related services along with the oil field production chemicals we supply to our customers.

         We also produce unsaturated polyester resins, polyvinyl chloride and a number of other products.

Sales and Marketing

         We employ approximately 300 people in our worldwide sales and marketing operations, who are supplemented by technical support staff responsible for assisting our customers in developing and implementing products for use in their production processes. In addition, local and senior management is also involved in marketing and selling our products. Our sales representatives have on average more than ten years' experience with our company or our predecessors. We provide what we believe to be a high level of support and service to all of our customers. We believe our sales staff is experienced, well-known and respected by our customers.

         Our sales force includes both individual sales representatives based locally in all of the major markets we serve and specialized "key customer" sales teams operating from bases in Europe and North America. Our "key customer" sales teams market the full range of our products to some of our larger customers and are responsible for coordinating our total offering to these accounts, including sales and technical support. In addition, for some customers for whom we are a sole supplier, we monitor the supply of resins and provide them with additional resins when their supply drops below a designated level. We also sell our paper overlays products through agents on a commission basis in markets where we do not have our own sales staff.

Contracts and Pricing

         The majority of our sales are made under long-term contracts or long-standing informal relationships with our customers. The prices for our products depend significantly on a number of factors, including the type of product being sold, raw material prices, the market prices for similar products and volume discount arrangements.

         Bonding and Surfacing Products

         Resins. Most of the long-term resins contracts we enter into provide for volumes to be supplied to customers over a period of time. These contracts generally have a duration of one to two years, but often contain automatic renewal provisions. Prices under many of these contracts are subject to adjustment on a periodic basis, usually monthly or quarterly. These adjustments are usually based on changes in raw material costs, but other factors, such as the availability of resins from competitors and general market conditions, also have an effect on the adjusted price. We also offer volume rebates under some sales contracts. Within Europe, more than half of our wood and specialty adhesives sales are made on the basis of long-term relationships with customers under which pricing and volumes are set on a quarterly basis. Some of our sales, especially in the Asia-Pacific region, are also made to customers with whom we do not have contracts or long-term relationships who need products on short notice or at a particular price.

         The sales prices of our panelboard resins and industrial resins are primarily a function of the prices of the raw materials we use to make our products, transportation costs and market competition. The sales prices for our wood and specialty adhesives are a function of product performance, raw material prices, the level and quality of technical support provided and general competition among suppliers in a given region.

         Paper Overlays. About half of our sales of industrial paper overlays are made under contracts having a duration of one year or more. Approximately one-third of our paper overlays sales result from short-term contracts, with the remainder consisting of single sales to clients with whom we have no contract or long-term relationship. More than three-quarters of our largest industrial paper overlays contracts are requirements contracts under which we are our customers' sole supplier for a given product or range of products. Our sales of decorative paper overlays are predominantly in the form of single sales to customers for a particular volume of a particular product, although we do have some long-term contracts.

         The price at which we sell our paper overlays are primarily related to the prices of the papers and raw materials for the resins used in their manufacture. However, pricing for industrial paper overlays and decorative paper overlays differs somewhat. The pricing for industrial paper overlays is fairly stable, in large part due to the long-term contracts we have entered into and in part due to our ability to absorb some costs with respect to these products. The prices of decorative overlays vary more with changes in the price of raw materials, even in the case of long-term contracts, which are often based on raw material prices.

         Oil Field Chemicals

         More than half of our contracts for the sale of oil field chemicals are for three years or more, approximately 20% are one year contracts and approximately 20% of our sales are sales to clients on the basis of a single delivery. Prices under our long term contracts are often set for the first two years of the contract. As a result, we generally cannot pass on raw material price increases or decreases to our customers during this period. For the remaining period, prices are regulated by an index which is pegged to raw materials and the inflation rate.

Customers

         Our customers range from some of the largest companies in the building materials, furniture and oil industries to small scale local furniture and wood materials manufacturers.

         Bonding and Surfacing Products

         Resins. Our customers include major panelboard producers in Europe and North America. We have long-standing relationships with the majority of our resins customers.

         Customer size varies both by product and by region. In general, our customers for panelboard resins tend to be quite large, especially in North America and Europe. In contrast, and with some exceptions, our customers for wood and specialty adhesives and industrial resins are smaller. Customers in the Asia-Pacific region, Eastern Europe and South America all tend to be smaller and the markets more fragmented, although there are a few large panelboard resin customers in these areas as well.

         Currently, a limited number of our customers, mostly panelboard producers, operate in more than one region. We believe, however, that the number of multiregional customers will continue to increase due to growth in newer markets, such as the Asia-Pacific region and South America, and due to consolidation in more mature markets. We believe that some customers will seek centrally negotiated supplier contracts with international suppliers like us, and that we are well-positioned to fulfill their needs.

         In Western Europe, some panelboard resins customers have built and operate their own resins production facilities within their panel production plants in an effort to ensure supply and capture incremental margins. While we believe there might be a slight trend toward this so-called "captive" production in Western Europe, this trend appears to be limited to large panelboard manufacturers in new production facilities. See "Item 3. Key Information--Risk Factors--Risks Relating to our Business--We may potentially face competition from our current customers in the panelboard resins market." In contrast, in the United States, we have not noticed a trend toward captive production. Rather, in some instances, some North American customers have moved away from captive production. We believe we are well positioned to take advantage of any move away from this type of production in any of the markets we serve.

         Paper Overlays. Customers for paper overlays include major users of paper overlays in Europe and North America.

         The paper overlays market is predominantly composed of local and regional customers. As the construction and furniture industries are largely local and regional in nature, and as many of our paper overlays are used by customers in these industries, we do not have many global or multi-regional customers. However, there are a few multi-regional panelboard producers, and we expect them to increase their purchases on a multi-regional basis.

         There is little or no captive production within the industrial paper overlays market due in part to the relatively limited quantities of the product required by customers and the special handling and storage facilities required for phenol, the main ingredient in many industrial paper overlays resins.

         Within the United States, there is a trend away from vertical integration in the decorative paper overlays market. We believe we are well positioned to take advantage of increased outsourcing for those overlays.

         Oil Field Chemicals

         We market our oil field chemicals products to over 30 customers. Our customers are concentrated in the North Sea region. There has been considerable consolidation among our customers recently although it is not clear what the consequences will be for us or our relationships with them. We believe we are well positioned to take advantage of the opportunities we think this consolidation will produce in providing access to new markets. In addition, some oil fields are now served by oil field service companies that provide drilling and other related services on site. In some instances, these companies are becoming our customers.

         Customers for oil field chemicals tend to be large multinational oil and gas producers, but nevertheless also include a number of smaller regional and local producers. There has been considerable consolidation in the oil industry recently. As a result of this consolidation, we believe that oil and gas producers are increasingly looking to purchase oil field chemicals on a global or multi-regional basis.

         Although the oil industry is global, our customer base varies by region and country. Some customers, however, are active in more than one region and we endeavor to supply these customers' global needs. We believe that purchasers of oil field and other chemicals are seeking to reduce the number of suppliers they rely upon. Often, global companies will control or approve regional purchasing decisions or will encourage regional subsidiaries to use one of a few preferred suppliers. In the long-term, we believe we will need to expand our oil field chemicals operations in order to be able to serve global customers on a global basis.

Manufacturing and Production

         We operate more than 50 production facilities in 25 countries in Europe, the Asia-Pacific region, North America and South America. We own most of these plants, although some of these, specifically those in Indonesia, Australia, Denmark, Thailand, Pakistan, China, Brazil, Hungary and Malaysia, are operated as majority owned entities or joint ventures or represent investments in which we hold minority interests of between 20% and 50%.

         Bonding and Surfacing Products

         Resins. Our total resins manufacturing capacity is approximately 3 million metric tons per year. In 2001, we produced approximately 2.1 million metric tons of resins. Our main operations are focused in North America, Western Europe and the Asia-Pacific region.

         The table below shows the amount of formaldehyde-based resins and formaldehyde we are able to produce each year in each of the countries in which we have resins production facilities.

Country*                              Formaldehyde-    Formaldehyde (tons)
-----------------------               based
                                      resins (tons)
                                      -------------    ------------------

Australia.......................          45,000                39,600
Austria.........................         250,000               219,000
Belgium.........................         130,000                    --
Brazil..........................         120,000                64,200
Canada..........................         378,200               220,000
China...........................          50,000                    --
Denmark.........................          84,850                81,000
Finland.........................         200,000                80,000
Indonesia.......................          42,000**              33,000
Ireland.........................         150,000                60,800
Malaysia........................          60,000                43,000
Mexico..........................          42,250                14,600
The Netherlands.................         180,000               181,000
New Zealand.....................         179,000               151,500
Norway..........................         190,500                80,000
Poland..........................          12,000                    --
Singapore.......................          90,000                96,000
Thailand........................             --***                 --
United Kingdom..................          85,000                   --
United States...................         882,800               420,500
Vietnam.........................          18,000                15,000
Total...........................       3,189,600             1,765,200

------------------------

* We have more than one plant in most of these countries. In addition, our operations in China, Indonesia and Malaysia are operated as majority-owned companies; in Australia, Denmark and Brazil as joint ventures and in Hungary and Pakistan as minority interests of between 20% and 50%.

** ___ We produce an additional 25,000 tons of non-formaldehyde-based resins in Indonesia.

*** We produce 5,000 tons of non-formaldehyde-based resins in Thailand.

         Paper Overlays

         We currently have a total annual production capacity of 185 million square meters of decorative paper overlays and 320 million square meters of industrial paper overlays, which includes 140 million square meters added as a result of our acquisition of Oregon Overlays in October 1999. Our actual capacity at any given time may vary however depending upon a variety of factors, including the types of products being made, the number of production runs required to make them and the mix of products being manufactured. In 2001, we produced and sold approximately 240 million square meters of paper overlays.

         Our paper overlay production facilities are located in the United States, Finland, Indonesia and Brazil. The table below shows the amount of paper overlays we are able to produce each year in each of the countries in which we have paper overlays facilities.

                                Decorative Paper    Industrial Paper
Country                             Overlays            Overlays
-----------------------         ---------------     ----------------
                                          (million sq. m.)
Brazil*.......................           30                  --
Finland**.....................           15                  40
Indonesia***..................           --                  30
United States**...............          140                 250
Total.........................          185                 320

------------------------
*      Operated as a 50% owned joint venture.
**     Wholly-owned.
***    Operated as a 70% majority-owned company.

         Oil Field Chemicals

         We produce over 50 concentrates for oil field production chemicals at a small number of centralized facilities. These concentrates are then blended together with a variety of solvents either by us at our own facilities or by third parties under contract at their facilities. We own facilities in Norway, Indonesia, the United Kingdom and Dubai. We also blend oil field chemicals at some of our resins facilities in Australia, Malaysia, Pakistan and Singapore and contract with third parties to blend our oil field chemicals in Azerbaijan, Abu Dhabi, Denmark, Singapore, Australia and Malaysia. We have sales offices in all of these countries as well as additional sales offices and warehouses in Qatar, Oman, Egypt, Pakistan and India.

Suppliers, Raw Materials and Procurement Practices

         The majority of our raw materials are bulk commodities which we buy under long-term or short-term contracts or informal non-contractual long-term arrangements with suppliers. Prices for our raw materials under these contracts and long-term arrangements are generally renegotiated on a periodic basis and are linked to a number of factors including the spot market price, purchase volumes and overall market supply. We also supplement these contracts and informal long-term arrangements with purchases on the spot market. We are not dependent on any one supplier for any of our raw materials, and with sufficient notice (of approximately six months to a year, depending on the raw material) we believe we could replace even our key suppliers with purchases on the spot market and suppliers from other markets.

         Bonding and Surfacing

         Resins. The principal raw materials we use to manufacture resins are methanol (which we use to manufacture formaldehyde, an intermediate product), urea, phenol and melamine. Together these raw materials make up approximately 90% of our total resin-related raw material costs. All of the raw materials we purchase are bulk commodities with standard specifications.

         We have centralized purchasing in North America and Europe for our four main raw materials. We purchase the majority of our raw materials from three to five global suppliers, supplemented with purchases from regional and local suppliers. In the future, we intend to purchase increasing amounts of raw materials under global contracts and global informal arrangements to the extent possible, in order to realize economies of scale resulting from higher volume, lower cost purchases. Since all of our raw materials are bulk commodities, we have significant flexibility in selecting our suppliers.

         We obtain our raw materials through long-term contracts of one to three years in duration, informal long-term arrangements with suppliers, and purchases on the spot market. Our long-term contracts typically provide for a fixed volume of raw materials while under our informal long-term arrangements volumes are more flexible and usually negotiated on a quarterly or monthly basis. Prices under our contracts are sometimes based on formulas, but more often, and especially in the case of our informal long-term arrangements, they are set either quarterly or monthly and are based on a number of factors, including spot prices, regional price variations, our volume and delivery needs and overall market supply. As a percentage of our overall raw material costs, prices of methanol and urea are quite volatile, while, all other things being equal, prices of phenol and melamine are less so. We are often able to negotiate volume discounts.

         For all of our raw materials, we rely on a number of different suppliers. Our major suppliers of methanol are Celanese, Metafrax, Methanex, Methanor, Mitsubishi and Statoil; our major suppliers of urea include Agrium, Norsk Hydro and PCS; our major suppliers of phenol are Borealis, Ineos-phenol, The Plaza Group, Sunoco and Shell; and our major suppliers of melamine include DSM, Agro Linz melamine, Mitsubishi, Mitsui and Star Asia.

         Since many of our operations rely on local or regional suppliers and since many of our facilities are in remote locations, we are not always able to negotiate better prices solely as a result of our size. We currently purchase some of our raw materials from suppliers who then swap their production in other areas for locally produced materials. We believe that approximately 5% of our raw materials are obtained through those mechanisms.

         Paper Overlays. Paper and resins constitute the main raw materials used in the paper overlays business. In 2001, we produced approximately 55% of the resins we used to manufacture paper overlays and purchased the remaining resins from other manufacturers.

         We purchase paper from a number of suppliers. Our purchase contracts for industrial paper are mostly one-year contracts with fixed price terms, while we purchase decorative paper under informal arrangements whereby volumes and prices are set quarterly. Approximately 90% of the paper we buy is standardized, and 10% is custom produced by printers to meet customers' specific needs. When we purchase custom produced papers, our customers commit to purchase the paper, thereby allowing us to pass paper costs directly to customers. We maintain an inventory of standardized papers, enabling us to avoid backlogs and production delays.

         Oil Field Chemicals

         The main raw materials in our oil field chemicals are formaldehyde-based chemicals such as triazines, resins, aldehydes and phosphonates are the main raw materials in our oil field chemicals. We purchase most of our raw materials from large bulk chemicals manufacturers such as BASF, Dow Corning and Union Carbide. No one supplier represents more than 20% of our raw material purchases and we believe there are readily available alternate sources for the majority of them. However, some raw materials in our emulsion breakers are unique molecules produced for us by a small number of suppliers. If we were no longer able to buy any one of these molecules from one of these suppliers, we estimate it would take us approximately three to five months to have this ingredient synthesized by a new supplier. However, emulsion breakers only represent 10% of our total oil field chemicals sales.

         We purchase our raw materials locally. As a result, pricing and volumes vary depending on where the raw materials are purchased. We purchase amines pursuant to quarterly contracts. We purchase our other raw materials through six-month or yearly contracts, with pricing readjusted on a quarterly or yearly basis. These contracts also generally include volume rebates or bonus schemes. We also buy some products, such as methanol, monoethylene glycols and triethylene glycols on the spot market. As the majority of our raw materials are petrochemicals, the prices we must pay for our raw materials are generally determined by oil prices.

Environmental, Health and Safety Matters

         We are subject to extensive, evolving and increasingly stringent environmental, health and safety laws and regulations governing our operations and products. The laws and regulations applicable to our operations address, among other things, the following:

     o    emissions to the air;

     o    wastewater discharges to surface and subsurface waters;

     o    other releases into the environment;

     o    handling, use and disposal of hazardous materials;

     o generation, handling, storage, transportation, treatment and disposal of wastes; and

     o    maintenance of safe conditions in the workplace.

         Obtaining, producing and distributing many of our products involves the use, storage, transportation and disposal of toxic and hazardous materials. Although we devote considerable effort to limiting emissions, there are significant environmental, health and safety risks inherent in our operations and products, and we may be subject to liability in the event of harm to human health or the environment. Both the raw materials and resins produced by us, including methanol, phenol, urea, melamine and formaldehyde, pose risks of acute and chronic health effects and sensitization (development of allergies), and as well as fire hazard. The high toxicity means that ground and surface water must be protected from contamination.

         We also are subject to environmental laws and regulations that may require us to investigate and remediate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in our property, without regard to whether the owner or operator knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred.

         As is typical for chemical businesses, at some of our production sites with an extended history of industrial use, it is likely that significant soil and groundwater contamination has occurred in the past. Contamination requiring, or anticipated to require, investigation and remediation has been identified at some sites, and contamination might occur or be discovered in the future at other sites. For example, when Dynea Chemicals purchased the Ste. Therese, Canada resins plant from Reichhold Ltd. in 1992, the site had already been contaminated and a project to clean up the property on the site had already begun. The clean up project has involved removing buried drums and soil that were contaminating ground water leaving the property. Over the past seven years, approximately 500 buried drums, which contained alkyd and polyester resins as well as printing inks, have been removed and disposed of at a secured land fill site. In conjunction with the drum removal, approximately 33,000 cubic meters of contaminated soil were also removed and sent off site. A waste water treatment pond and a safety pond were lined with geo-membrane liners to stop future seepage that could cause contamination of soil and ground waters. Two new containment dikes were also constructed to hold storage tanks, which in the past were not located inside dikes. The dikes can accommodate additional tanks in the future. Nearly ninety-five percent of this project has been completed. Only a very small portion of the work remains to be done, and we expect it will be completed during 2002.

         It is difficult to estimate the future costs of environmental investigation and remediation because of many uncertainties, including the possibility that additional contamination could occur or be identified in the future and future changes to laws and regulations. Subject to the foregoing, but taking into consideration our experience to date regarding environmental matters of a similar nature and facts currently known, we believe that costs of environmental remediation will not have a material adverse effect on our business and financial results. Because of the nature of our operations, however, there can be no assurance that significant liabilities and costs relating to environmental, safety and health matters will not be incurred in the future.

         The agreement relating to the acquisition of Neste provides a cost-sharing mechanism for remedial costs relating to environmental contamination. This cost-sharing mechanism will be in place for a period of 8.5 years from the completion of that agreement. In addition, the agreement relating to the acquisition of Neste contains an indemnity provision in connection with the litigation relating to the Ste. Therese site described below in "Item 8. Financial Information--Legal Proceedings." The agreement relating to the acquisition of Neste provides that we shall be indemnified and held harmless with respect to losses arising from ongoing litigation among Neste Canada Inc., Dynea Canada Ltd., Reichhold Chemicals Inc. and Reichhold Limited regarding environmental remedial work at the Ste. Therese facility and site in Canada; and environmental remediation work projects at the Ste. Therese facility and site.

Insurance

         We hold property damage insurance and business interruption insurance for periods of up to two years on all risks up to $150 million per site. We also carry global third party liability coverage for products and activities up to $500 million as well as liability insurance on behalf of our directors and officers. We also carry cargo insurance covering the value of shipped goods up to $5.0 million.

Property

         We operate more than 40 manufacturing facilities in 20 countries. The following table sets forth information with respect to these facilities.

                                          Approximate
                                             area
                               Leased/     (square     Principal products
Property/Location               Owned       meters)     manufactured            % Ownership
-----------------               -----      -------      ------------            -----------
Dynea
Bunbury, Australia...........   Leased        31,500    Resins                       50%
Perth, Australia.............                           Oil field chemicals        87.5%
Krems, Austria...............   Owned        320,000    Resins, formaldehyde        100%
Gent, Belgium................   Leased        28,008    Resins                      100%
Araucaria, Brazil............   Owned         91,355    Resins, formaldehyde         50%
Curitiba, Brazil.............   Leased         8,664    Paper overlays               50%
Kamloops, Canada.............   Owned         28,000    Resins                      100%
North Bay, Canada............   Owned        106,405    Resins, formaldehyde        100%
Ste. Therese, Canada.........   Owned         90,613    Resins, formaldehyde        100%
Thunder Bay, Canada..........   Owned         93,000    Resins, formaldehyde        100%
Beijing, China...............   Leased         6,600    Resins                       55%
Aarhus, Denmark..............   Leased        16,169    Resins, formaldehyde         50%
Kvistgard, Denmark...........   Leased         1,325    Resins                       50%
Vejle, Denmark...............   Leased         1,915    Resins                       50%
Hamina, Finland..............   Leased       108,570    Resins, formaldehyde        100%
Joroinen, Finland............   Leased        18,700    Hardeners                   100%
Kitee, Finland...............   Owned         13,000    Paper overlays              100%
Zalaegerseg, Hungary.........   Owned         34,925    Resins (non-formaldehyde)   100%
Cikarang, Indonesia..........   Owned          1,740    Oil field chemicals       99.75%
Jakarta, Indonesia...........   Leased        21,064    Resins (non-formaldehyde)    51%
Langsa, Indonesia............   Leased        20,000    Resins                       70%
Medan, Indonesia.............   Leased        19,998    Paper overlays               70%
Cork, Ireland................   Leased        26,304    Resins, formaldehyde        100%
Seremban, Malaysia...........   Owned          7,284    Resins, formaldehyde       68.7%
Durango, Mexico..............   Owned         36,000    Resins, formaldehyde        100%
Nelson, New Zealand..........   Owned         21,670    Resins, formaldehyde        100%
New Plymouth, New Zealand....   Owned         90,112    Resins, formaldehyde        100%
Engene, Norway...............   Owned        200,000    Resins                      100%
Lillestrom, Norway...........   Owned        262,979    Resins, formaldehyde,
                                and leased              hardener, oil field
                                                        chemicals                   100%
Trzemeszno, Poland...........   Owned         34,407    Resins                      100%
Singapore....................   Leased        27,500    Resins, formaldehyde        100%
Bangkok, Thailand............   Owned          3,012    Resins (non-formaldehyde)    60%
Delfzijl, The Netherlands....   Leased        85,000    Resins, formaldehyde        100%
Dubai, UAE...................   Leased         5,000    Oil field chemicals         100%
Aberdeen, United Kingdom.....   Owned          4,900    Oil field chemicals         100%
Mold, United Kingdom.........   Leased         4,500    Resins                      100%
Andalusia, AL, USA...........   Owned         86,700    Resins, formaldehyde        100%
Moncure, NC, USA.............   Owned        222,500    Resins, formaldehyde        100%
Spokane, WA, USA.............   Leased         8,100    Resins                      100%
Springfield, OR, USA.........   Owned         69,038    Resins, formaldehyde        100%
Toledo, OH, USA..............   Owned         54,635    Resins, formaldehyde        100%
Winnfield, LA, USA...........   Owned        117,257    Resins, formaldehyde        100%
Hayward, WI, USA.............   Owned         84,983    Paper overlays              100%
Portland, OR, USA............   Owned         55,563    Paper overlays              100%
Tacoma, WA, USA,.............   Leased        13,600    Paper overlays              100%
Welcome, NC, USA.............   Owned        272,000    Paper overlays              100%
Ho Chi Minh City, Vietnam....   Leased        30,000    Resins                      100%

For a discussion of the productive capacity of our facilities, see "--Manufacturing and Production".

Significant Subsidiaries

Our principal subsidiary undertakings as at December 31, 2001 are as follows:

                                   Country of          Ownership as of
     Subsidiary                  Incorporation        December 31, 2001
     ----------                  -------------        -----------------
     Dynea B.V.                     Netherlands              100%
     Dynea Austria GmbH             Austria                  100%
     Dynea Singapore PT Ltd         Singapore                100%
     Dyno Nederland BV              Netherlands              100%
     Dynea ASA                      Norway                   100%
     Dynea NZ Ltd                   New Zealand              100%
     Dynea NV                       Belgium                  100%
     Dynea Ireland Ltd              Ireland                  100%
     Dynea Overlays Oy              Finland                  100%
     Dynea Chemicals Oy             Finland                  100%
     PT Dyno Indria                 Indonesia                 51%
     Dynea Canada Inc.              Canada                   100%
     Dynea U.S.A. Inc               USA                      100%
     Dynea Overlays WI Inc          USA                      100%


Operations That Have Been Sold

         We have sold a number of the operations that we acquired in the acquisition of Neste and the acquisition of Dyno, including the operations described below.

         NC Trading. Dynea International's NC Trading operations consisted of a global network of trading operations in chemicals and plastics raw materials. These operations bought raw materials (generally for plastics) from large producers, frequently purchasing material that does not meet manufacturer specification, and then resold those goods to customers who do not need prime products or who can mix those materials with prime products to produce finished goods. We sold these operations in May 2000 through a management buy-out involving a third-party investment firm. In 1999, we derived sales of approximately (euro)95.7 million and an operating profit of approximately
(euro)2.3 million from these operations.

         Norlatex. Dynea International's Norlatex operation consisted of a 50% ownership interest in a company engaged in the manufacture and sale of styrene butadiene latex for paper and board coating. We sold this operation in June 2000 to an affiliate of the company which at the time controlled the other 50% of Norlatex Oy.

         Oxo. Dynea International's oxo division produced oxo intermediates, vinyl intermediates and other coating products. In 1999, this division derived sales of approximately (euro)128.6 million and an operating loss of approximately (euro)3.9 million. The oxo division operated primarily in the Western European market, and derived approximately 85% of 1999 revenues from the sales from that region. Dynea International had a single oxo product manufacturing plant, located in Stenungsund, Sweden with a capacity of approximately 675 thousand tons per year.

         We transferred these operations to an Industri Kapital affiliate prior to the closing of the acquisition of Dyno. Industri Kapital has combined these operations with the specialty business of Perstorp AB, which Industri Kapital acquired in 2001, in a company called Sydsvenska Kemi.

         KC Chemicals Services GmbH ("KCC"), KCA Chemische Products GmbH ("KCA") and Neste Chemicals GmbH. KCC provided custom chemical manufacturing services to other chemical companies that want to outsource their manufacturing requirements for relatively small product batches. KCA consisted of alkyd resins, polyester and phosphate manufacturing operations. Neste Chemicals GmbH consisted of operations in Meerbeck, Germany. We entered into a contract to sell these operations to Dynea in connection with the acquisition of Dyno, which included a transfer of our economic interest in these operations.

         Specialty Polymers. Dyno's specialty polymer operations developed and manufactured microparticles for sale to the pharmaceutical and biotechnology industries. These operations were comprised of three separate companies: Dyno Specialty Polymers AS, Dyno-Radnor AS and Dynopart AS (which owned 49.7% of the share capital of Dynal Biotech ASA). Their products are sold primarily to the pharmaceutical and biotechnology industries, and are also used in a variety of industrial applications. In 1999, Dyno derived sales of NOK 153 million ((euro)18.5 million) and an operating profit of NOK 3 million ((euro)0.4 million) from these operations. The beneficial interest in these operations was sold to a related party in 2000. We sold legal ownership of these entities in 2001.

         Dyno Explosives. Dyno's explosives operations (Dyno Nobel) consisted of Dyno's global explosives business and comprised three regional business areas:
Dyno Nobel Europe, Dyno Nobel Americas and Dyno Nobel Asia Pacific. Dyno Nobel supplies a range of explosives, including packaged explosives such as dynamite, bulk explosives such as emulsions and initiation systems such as electrical and non-electrical detonators. These products are used for a variety of applications, predominantly in the minerals and metals mining, quarrying and building and construction industries. In 1999, Dyno Nobel derived operating revenues of approximately NOK 6,468 million ((euro)782.8 million) and an operating profit of approximately NOK 290 million ((euro)35.1 million).

         We transferred these operations to an Industri Kapital affiliate immediately following the closing of acquisition of Dyno in August 2000.

         Polimoon. Dyno's plastics business consisted of its 25% interest in Polimoon Group Limited, which was sold to Dyno Nobel in connection with the acquisition of Dyno for approximately (euro)24.8 million.

         Paper Chemicals. Dynea International's paper chemicals operations produced and sold a number of specialty chemicals to the paper manufacturing industries. These chemicals are sizing agents, particularly rosin sizes, for use by paper mills. This operation also produces synthetic sizes. Both synthetic sizes and rosin sizing applications are used in the manufacture of paper. Neste operated production facilities for paper chemicals and talloil fractionation in its operations in Austria and Poland and operated production facilities for sizing agents in Austria, Poland and Turkey. In 1999, we derived sales revenues of approximately (euro)34 million and an operating profit of approximately
(euro)1 million from these operations. In June 2000, we entered into an agreement to sell these operations to Kemira Chemicals Oy for a purchase price of approximately (euro)30 million. This sale was completed on September 1, 2000.

         Polyester. Dynea International's polyester operations produced polyester resins and gelcoats that are predominantly used to bind and coat a variety of products in the building and construction, land transport and marine industries. In 1999, these operations derived operating revenues of approximately (euro)127.9 million and an operating loss of approximately
(euro)1.1 million. In 2000, these operations derived operating revenues of
(euro)115.1 million and an operating loss of approximately (euro)1.1 million. Dynea International was one of three unsaturated polyester resin and gelcoat companies that has worldwide operations, with more than 1000 customers in 30 countries. Its total worldwide unsaturated polyester resin products manufacturing capability was approximately 80,000 tons of unsaturated polyester resins and approximately 32,500 tons of gelcoats per year. Its operations were located in the United States, France, Finland, Austria, Poland and China.

         We sold these operations to Ashland Inc. in a contract signed on February 23, 2001, and the sale was completed on April 30, 2001.

         Dyno Coating Resins. After selling its European coating resins business to McWhorther Technologies in February 2000, Dyno's coating resins operation at the time of the acquisition of Dyno consisted of one company, Dynomer, Malaysia, which manufactures and sells a wide range of alkyd resins and unsaturated polyesters in the Asia-Pacific region. On February 27, 2001, Dynea agreed to sell Dynomer to Cray Valley (the resins division of Atofina, which is the chemicals branch of the Total Fina Elf Group). This sale took place on March 1, 2001.

         Neste Marketing, Sales and Distribution Operations. These operations consisted of sales companies which sold Neste's products in some market areas Neste did not otherwise serve and distribution companies in Finland and Sweden. The sales companies were sold to Ashland Inc. in connection with its acquisition of our polyester operations on April 30, 2001. The distribution companies in Finland and Sweden were sold to a third party on January 15, 2001.

         Associated Companies in Malaysia. Dynea International Oy's wholly-owned subsidiary Neste Singapore Pte Ltd sold its 27% shareholding in Hexza-Neste Chemicals Sdn Bhd to Hexza Corporation on June 14, 2001. Dynea Chemicals Oy sold its 30% shareholding in LP Pacific Films Sdn Bhd to Laminating Papers Oy on May 31, 2001.

Item 5. Operating and Financial Review and Prospects.

         This discussion and analysis should be read together with the combined and consolidated financial statements of Dynea International, and the notes to those financial statements, which are included in this annual report. The combined and consolidated financial statements of Dynea International have been prepared in accordance with IAS. IAS differs in some significant respects from U.S. GAAP. The most significant differences between IAS and U.S. GAAP are described in the notes to the Dynea International financial statements.

         Dynea International, formerly Neste Chemicals International, represents the successor entity created from the acquisition of Neste on November 30, 1999 and the acquisition of Dyno on August 8, 2000. Dynea International had no operations until November 30, 1999 when we acquired the Neste chemicals businesses from Fortum. "Neste" represents the predecessor combined specialty chemicals businesses carved-out from Fortum.

Our Operations

         We are a global specialty chemicals company. We develop, manufacture and sell a diverse range of resins, paper overlays and chemicals for various oil field applications. We have more than 40 production sites located in 20 countries, with operations in Europe, North and South America and the Asia-Pacific region. In 2001, we had revenues of (euro)1,049.6 million and a net loss of (euro)50.0 million.

         The principal segments on which we intend to focus our business in the future are bonding and surfacing, which consists of both resins and paper overlays products, and oil field chemicals. We estimate bonding and surfacing products were approximately 87% of total revenues in 2001 and oil field chemicals were approximately 6% of total revenues in 2001. The remaining revenues in 2001 (approximately 7%) were related to small non-core operations and operations that have been sold.

         Current Operations

         Bonding and Surfacing consists of our bonding and surfacing manufacturing operations, which includes resins, wood and specialty adhesives and paper overlay products.

         Oil Field Chemicals consists of our oil field chemical production operations for chemicals that are used to facilitate oil production and transportation.

         Other Operations includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and some corporate functions and treasury operations. These results also include Det Gjensidige Forsikringsselskap Explosionskade ("DGFE"), a captive insurance company, that insures Dyno and affiliated companies primarily for risks related to the explosives business previously owned by Dyno ASA. This captive insurance company is in the process of being liquidated and its operations are no longer significant to Dynea International. Also included are some insignificant marketing, sales and distribution operations that were sold in the connection with the polyester sale.

         Historic Operations

         Our goal in acquiring Neste and Dyno was to combine their respective chemicals operations to form a leading global bonding and surfacing products company. In order to achieve this goal, we have sold a number of Neste's and Dyno's non-core operations. These operations remained a part of our historic business, as they were sold over the course of 2000 and 2001.

         Oxo consisted of Dynea International's oxo intermediate production operations, which produced oxo intermediates, vinyl intermediates and other coating products, including plasticizers, aldehydes, oxo alcohols and acids used in the plastics, paint and surface coatings industries.

         NC Trading consisted of a global network of trading operations that bought, traded and resold polyolefins, polystyrene, PVC and other chemicals and raw materials (generally for plastics).

         Polyester consisted of Dynea International's unsaturated polyester resins and gelcoat manufacturing operations, which customers use in the building and construction, land transport and marine industries.

         Dyno Nobel consisted of Dyno's global explosives manufacturing operations that were purchased in the acquisition of Dyno and immediately sold thereafter.

         Other Sold Entities consisted of the paper chemicals operations, which produced and sold a number of specialty chemicals to the paper manufacturing industries, a custom chemical manufacturing company, the alkyd resins and phosphate manufacturing operations, and a 50% ownership interest in a company engaged in the manufacture and sale of styrene-butadiene latex for paper and board coating.

         Specialty Polymers consisted of Dyno's polymer microparticle manufacturing operations that develop and manufacture microparticles for sale to the pharmaceutical and biotechnology industries. The beneficial interest in these operations was sold to a related party in 2000. We sold legal ownership of these entities in 2001.

         For a further discussion of these operations, see "Item 4. Information on the Company--Business" and "Item 4. Information on the Company--Business-- Operations That Have Been Sold."

         Factors Affecting our Core Operations

         Our parent company, Dynea, through direct and indirect subsidiaries, acquired Neste (since renamed Dynea International), the specialty chemicals business of Fortum, and Dyno, the specialty chemicals business of Dyno ASA. Prior to these acquisitions, Neste and Dyno were managed as separate business units within larger companies. Because the discussion of 1999 includes the results of the predecessor Neste business for the eleven months ended November 30, 1999, it does not necessarily reflect the results which would have been achieved if it had been managed as an independent, stand-alone company, nor does it reflect the manner in which we intend to manage these operations in the future. The factors set forth below, however, have affected the Neste and Dyno operations in the past and, we believe, will continue to affect our operations in the future.

         We operate in Europe, North and South America and the Asia-Pacific region. Our resins and paper overlays production businesses depend on the building construction and furniture manufacturing industries, which are global industries subject to regional or national cycles. The overall market is primarily driven by production levels in the construction and furniture industries, which are in turn affected by general economic conditions. General economic conditions in 2001 were not favorable, as economic growth slowed in all of our markets and certain markets entered recessions. As a result, reduced construction resulted in reduced demand for many of our products. Other factors, such as reduced prices for raw materials and increased competition in certain markets, also had an overall impact on our results of operations.

         Revenues

         We derive revenues from the sales of resins, paper overlays, oil field chemicals and other products to our customers. We support our sales by providing many of our customers with on-site technical services and marketing support with respect to our product lines. As a result of seasonal, market, or other fluctuations, our results of operations for interim periods may not necessarily be indicative of results for the full year. Our revenues are driven primarily by:

     o    the prices at which we sell our products; and

     o    the sales volumes of our products.

         Pricing. The prices of our products reflect significantly the prices of the raw materials we use to manufacture our products. For most of our products, therefore, our per-unit sales margin--the amount of per-unit revenues remaining after the deduction of the per-unit cost of production--tends to remain relatively stable other than at times of significant raw material price volatility. The prices we charge under our contracts:

     o are often subject to adjustment on a periodic basis (usually monthly or quarterly) based on factors such as changes in raw material costs, the availability of resins from competitors and general market conditions; and

     o may be discounted in the case of bulk purchases or sales to larger customers.

         In most cases, the periodic nature of these price adjustments results in some delay in our ability to pass price changes in raw materials through to our customers. In some cases, we may not be able to pass through the full impact of a price increase due to competitive pressures in the markets in which we operate.

       The prices of some higher margin products, such as some of our wood and specialty adhesives, do not reflect their raw material costs to the same extent as many of our other products because raw materials represent a smaller portion of their sales price. These higher margin products are also more profitable to distribute due to the lower volumes and higher per-unit sales prices. See "Item
3. Key Information--Risk Factors--Risks Relating to our Business--Raw material prices may fluctuate significantly."

         Sales Volumes. Because customer demand in the building products and furniture industries (which we believe together account for approximately 90% of our bonding and surfacing product sales) is affected by general economic conditions, our sales volumes are primarily driven by the level of general economic activity in the local markets in which we operate. In each of these local markets, therefore, levels of new home or office construction, home or office remodeling and furniture production, have a corresponding effect on the sales volumes of our resins, wood and specialty adhesives and paper overlays products.

         Costs and Expenses

         Our principal costs and expenses are:

     o    raw materials;

     o    employees;

     o    maintenance;

     o    transportation; and

     o    other expenses.

         Raw Materials.

         Bonding and Surfacing. Raw materials constitute approximately 70% of our resins manufacturing costs. The principal raw materials we use to manufacture resins are methanol, urea, phenol and melamine. Together these raw materials account for approximately 90% of our total resin-related raw material costs: in 2001, approximately 33% of our raw material expenses related to purchases of methanol, representing approximately 750,000 tons; approximately 25% of our raw material expenses related to purchases of urea, representing approximately 720,000 tons; approximately 20% of our raw material expenses related to purchases of phenol, representing approximately 160,000 tons; and approximately 12% of our raw material expenses related to purchases of melamine, representing approximately 40,000 tons.

         Raw materials constitute approximately 80% of our paper overlay manufacturing costs in 2001. Paper, resins and other chemicals and additives constitute the main raw materials used in the paper overlays business. In 2001, 50% of our total raw material expense related to the purchase of paper and 20% related to the purchase of resins. In 2001, we produced approximately 55% of the resins we used to manufacture paper overlays, and purchased the remaining resins from other manufacturers.

         Oil Field Chemicals. The cost of raw materials for oil field chemicals as a percentage of average sales price is approximately 65%, although this percentage varies considerably depending on the product being produced. Formaldehyde-based chemicals such as triazines, resins, aldehydes and phosphonates are the main raw materials in our oil field chemicals.

         Employees. Personnel costs in 2001 represented approximately 14% of our overall operating expenses, excluding depreciation and amortization, restructuring charges, and impairment charges.

         Maintenance. We make significant expenditures on routine maintenance relating to our operations. These expenditures typically relate to routine repair operations, cleaning our manufacturing equipment, replacing defective equipment and general maintenance to maintain the existing standard of our current facilities.

         Transportation. The expense of delivering our products is another factor that affects per-unit product expenses. In particular, our liquid resins are expensive to transport. Depending upon customer location and competitive factors, either we or our customer may directly bear freight costs. Where our customer bears the freight cost, there may be a corresponding decrease in our sales price. Accordingly, except for customers located near our production facilities, freight costs are a significant factor in our expense levels and/or profitability.

         Other Expenses. Other expenses that we incur include energy expenses, service costs, insurance, rents, research and development costs, advertising and marketing costs and various other charges.

         Reporting These Costs and Expenses. Prior to the acquisition of Neste, management of managed its costs and expenses differently than is done by Dynea International subsequent to the acquisition of Neste. Neste, as an operating division in a large organization, historically managed its costs using its management accounts, which primarily distinguish between fixed and variable costs, rather than on the basis of income statement items.

         In general, variable costs primarily include:

     o    raw material expenses,

     o    variable overhead allocations like energy expenses, and

     o    other direct costs like transportation expenses.

     Fixed costs, on the other hand, generally include:

     o    personnel costs,

     o    operating lease expenses, and

     o other plant-related costs, including maintenance expenses, head office, sales and administration costs and allocated group charges.

         Because of this historical practice, and because Neste has historically included components of specific income statement items such as personnel costs in both variable and fixed costs, we have discussed Dynea International's 1999 results of operations on the basis of variable and fixed costs rather than on the basis of specific income statement items.

         Dynea International now reports its costs and expenses on the basis of specific line items in the income statement and not on the basis of variable and fixed costs. As a result, our fiscal 2000, fiscal 2001 and future operating results are not directly comparable to Neste's historical operating results.

         Depreciation and Amortization

         We incur depreciation and amortization charges with respect to our investment in tangible and intangible assets.

     o Our tangible assets primarily consist of our property, plant and manufacturing equipment.

     o Our intangible assets primarily consist of goodwill we have acquired in connection with the acquisition of various businesses.

         As part of the acquisition of Neste, we recorded our fixed assets at a fair value of (euro)400.6 million as of December 1, 1999, from (euro)302.0 million as of November 30, 1999. In addition, we recorded intangible assets of
(euro)88.8 million as of December 1, 1999, from (euro)51.8 million as of November 30, 1999. At the same time, we also reviewed the expected remaining useful life of the fixed assets, and changed our depreciation schedules accordingly. This resulted in an increase in the estimated remaining useful life of those assets to 16.6 years as of November 30, 1999.

         In conjunction with the acquisition of Dyno, we recorded our fixed assets at a fair value of (euro)241.2 million as of August 8, 2000 from
(euro)146.7 million as of August 7, 2000. In addition, we recorded intangible assets of (euro)239.3 million as of August 8, 2000, from (euro)74.7 million as of August 7, 2000. At the same time, we also reviewed the expected remaining useful life of the fixed assets, and changed our depreciation schedules accordingly. This resulted in an increase in the estimated remaining useful life of those assets to 16.2 years as of August 8, 2000. During 2001, the goodwill associated with the acquisition of Dyno was adjusted to (euro)252.8 million, primarily due to revised fair values of acquired assets and liabilities.

         Although we have increased the depreciable base of our assets through the fair valuation exercise, the change in estimate will actually result in a lower depreciation charge being recorded in future periods.

         Goodwill associated with the acquisition of Neste decreased by
(euro)36.4 million in 2000, primarily due to purchase price allocation adjustments and the sale of operations. We did not experience material changes in goodwill as a result of the sale of our polyester operations in April 2001, which is further discussed in "Item 4. Information on the Company--Operations That Have Been Sold." This results in a lower depreciation and amortization charge in the future.

         Restructuring and Impairments

         As a result of the acquisition of Dyno, as well as our focus on improving operating results and cash flows, we undertook a restructuring program to improve economies of scale, centralize purchasing functions and a reduce duplicated activities. This restructuring program resulted in a (euro)25.5 million charge in 2000 primarily relating to headcount reduction and the identification and application of benchmark practices. The restructuring program included the termination, voluntary turnover or transfer of 261 employees ((euro)9.3 million), the closure of the Europoort resins facility in the Netherlands ((euro)4.9 million), and various consultant costs to assist in the restructuring program design and implementation ((euro)7.6 million), among others. These costs are almost evenly split between the bonding and surfacing and corporate (other) segments. At December 31, 2000, (euro)16.1 million of restructuring provisions had been accrued, primarily related to severance and the Europoort closure. The Europoort facility was closed down in 2001 as planned and (euro)7.8 million of the restructuring provisions accrued in 2000 were utilized. An additional amount of (euro)0.9 million was reversed during 2001. At December 31, 2001, the remaining (euro)7.4 million restructuring provision included (euro)4.8 million of closure costs for the Europoort facility and employee termination benefits and (euro)2.6 million relating to other restructuring.

         In 2001 Dynea International continued its efforts to streamline operations. Provisions charged to the income statement relate to termination charges of 50 employees at three plants and various other expenses associated with the closure of certain operations in Austria and the Netherlands totaling
(euro)3.2 million. This amount is expected to be paid in 2002.

         In conjunction with the disposal of some businesses in 2000, we incurred impairment charges of (euro)6.4 million related to tangible and intangible assets. These non-cash charges relate to the impairment of an abandoned accounting system ((euro)1.9 million) and the closure of the Europoort facility ((euro)3.5 million), as announced in December 2000, among other various charges. In 2001, Dynea Austria recorded an impairment loss of (euro)2.2 million to write down the value of the plant and equipment.

         Effect of Currency Movements on Revenues, Expenses and Results of Operations

         We conduct business in North America, South America, Europe and the Asia-Pacific region, and, accordingly, our results of operations are subject to currency translation and transaction risks. Currency translation risk is the effect of transactions conducted in other currencies as reported in our financial statements in euro, and currency transaction risk is the effect of an operation entering into either a purchase or sales transaction using a currency other than its functional currency. Approximately 80% to 90% of our revenues and costs are denominated in euros, U.S. dollars, Canadian dollars, Norwegian kroner and currencies which are either formally or informally linked to the euro and the U.S. dollar.

         Currency Translation Risk. With respect to currency translation risk, we generally keep our operating subsidiaries' accounts in the functional currency of the jurisdiction in which the given subsidiary primarily operates. We then translate profits and losses and cash flows from operations denominated in currencies other than euro into euro at average rates of exchange during the relevant financial period and assets and liabilities of our operations denominated in currencies other than euro into euro at the exchange rate on the balance sheet date for inclusion in our consolidated financial statements. The resulting gains and losses, as well as currency differences arising from the translation at period end rates of the net investment in overseas operations and exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments, are treated as a movement in equity.

         The effect of currency translation on our financial statements arising from the depreciation of the euro against other currencies shows a positive impact on our revenues and net income as reported in euro in our financial statements, while the appreciation of the euro against other currencies shows a negative impact. For example, the table below illustrates the effect on Dynea International's operations of appreciation and depreciation of the U.S. dollar and the Canadian dollar as reported on a euro basis from 1999 to 2001 and the Norwegian kroner as reported on a euro basis from 2000 to 2001. This table reflects exchange rates used by Dynea International in preparing its consolidated accounts.

                         U.S. dollars                           Canadian dollars                         Norwegian kroner
            ---------------------------------------- ---------------------------------------- --------------------------------------
                 Euro       Revenue        Cost          Euro         Revenue       Cost          Euro         Revenue     Cost
             Appreciation    Effect      Effect of   Appreciation    Effect of    Effect of   Appreciation    Effect of  Effect of
            (Depreciation)  of  U.S.       U.S.      (Depreciation)   Canada       Canada     (Depreciation)   Norway      Norway
                            Operations  Operations                  Operations   Operations                  Operations   Operations
2000 to
2001....         3.2%  (euro)(9.5)   (euro)(10.2)       (1.1)%    (euro)1.3    (euro)1.3          0.8%    (euro)(1.0)  (euro)(0.9)
                             million      million                     million      million                     million     million
1999 to
2000...         (9.5)% (euro)19.3     (euro)18.8        (11.5)%   (euro)11.4   (euro)9.9
                             million      million                     million      million

         Currency Transaction Risk. In addition to currency translation risk, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. We are generally able to hedge against currency transaction risk by matching revenues and costs in the same currency. In Europe, we price a large portion of our sales and purchases in euros and, in the United States, we price most sales and purchases in U.S. dollars. To the extent that there is a deficit between local currency funds generated by our manufacturing operations and our local currency payment requirements, we generally hedge those deficits using spot or forward foreign exchange contracts approved by our corporate treasury function. Counterparties in those transactions are internally approved commercial banks. To a degree, we are also able to hedge against this risk by periodically adjusting our prices to account for exchange rate fluctuations.

Seasonality

         Our sales are somewhat seasonal, and, in particular, sales of resins and paper overlays are linked to the performance of the construction and furniture industries. The periods of highest demand for these products and, therefore, highest volumes, are in the spring and fall. Sales volumes of these products are somewhat lower during the winter and Easter holiday periods.

Conversion of Finnish Mark Amounts into Euro Amounts

         The financial information for Neste presented in this offering memorandum for periods prior to January 1, 1999 that are presented in euro have been converted from Finnish mark at the Finnish mark/euro conversion rate set on January 1, 1999 of FIM 5.94573 = (euro)1.00. As a consequence, the comparative information we have included in this offering memorandum for those prior periods depicts the same trends that would have been presented if we had continued to present financial information in Finnish mark. Financial information presented by us in euros for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that have restated amounts from a currency other than Finnish mark. See "Item 3. Key Information--Exchange Rates."

Dynea International--Results of Operations

         Results

         The consolidated net loss for the year ended December 31, 2001 in the table below reflects a year's results of our operations.

         The consolidated net loss for the year ended December 31, 2000 in the table below reflects a year's results of our predecessor Neste operations and approximately five months of operations subsequent to the acquisition of Dyno on August 8, 2000.

         The aggregated financial data for the year ended December 31, 1999 set out below are based on our historical consolidated profit and loss account for the period from December 1, 1999 to December 31, 1999 and our combined (Predecessor) profit and loss account for the eleven-month period ended November 30, 1999. These historical financial statements were prepared in accordance with IAS. We have not adjusted the aggregated financial data to take effect of the acquisition of Neste or the acquisition of Dyno and related financings, other than as already taken into account in our consolidated results from the date of the acquisition of Neste. Our operating results following the acquisition of Neste are not directly comparable in many respects to the operating results of Neste before that date. In particular, prior to the acquisition of Neste, it was managed as separate operations within Fortum. Accordingly, the combined statement of operations results include Fortum-allocated central charges for periods to November 30, 1999 and some other nonrecurring items, while our consolidated results following that date include significantly increased financing costs, a higher basis for depreciation and longer useful lives for some fixed assets.

         The following table sets forth the combined operating results of Dynea International for the eleven months ended November 30, 1999 (the Predecessor period), the consolidated operating results for the period from December 1, 1999 through December 31, 1999, the unaudited aggregated year ended December 31, 1999 and the consolidated operating results for Dynea International (including consolidated post-acquisition Dyno results) for the years ended December 31, 2000 and December 31, 2001 (the Successor period).

                                                                             Unaudited
                                            11 Months       1 Month         Aggregated        Year            Year
                                              Ended          Ended           Year Ended      Ended            Ended
                                             Nov. 30,       Dec. 31,         Dec. 31,       Dec. 31,         Dec. 31,
                                               1999           1999            1999           2000(1)           2001
                                            ---------      ---------       ---------       ---------        ---------
                                                                  ((euro)in millions)
      Sales
      Bonding & Surfacing                 (euro) 356.7     (euro) 30.4     (euro) 387.1   (euro)  637.1  (euro)  915.9
      Oil Field Chemicals                                                                          24.4           66.6
      Other Operations                            59.7             3.6             63.3            36.2           25.0
      Operations That Have Been Sold             354.2            32.2            386.4           356.9           42.1
                                            -----------     -----------    -------------     -----------    -----------
         Total                            (euro) 770.6     (euro) 66.2     (euro) 836.8   (euro)1,054.6  (euro)1,049.6

Variable Costs
      Bonding & Surfacing                 (euro) 219.6     (euro) 21.9     (euro) 241.5             n/a  (euro)    n/a
      Other Operations                            47.4             2.3             49.7             n/a            n/a
      Operations That Have Been Sold             255.4            22.9            278.3             n/a            n/a
                                            -----------     -----------    -------------     -----------    -----------
         Total                            (euro) 522.4     (euro) 47.1     (euro) 569.5             n/a            n/a

Fixed Costs
      Bonding & Surfacing                 (euro)  77.4     (euro) 10.0     (euro)  87.6             n/a            n/a
      Other Operations                            38.6             2.0             40.6             n/a            n/a
      Operations That Have Been Sold              82.2             9.6             91.8             n/a            n/a
                                            -----------     -----------    -------------     -----------    -----------
         Total                            (euro) 198.2     (euro) 21.6     (euro) 220.0             n/a            n/a

Primary Operating Expenses (1)
      Bonding & Surfacing                 (euro) 297.0     (euro) 32.1     (euro) 329.1   (euro)  584.4  (euro)  838.5
      Oil Field Chemicals                                                                          23.8           60.0
      Other Operations                            86.0             4.3             90.3            41.5           32.6
      Operations That Have Been Sold             337.6            32.5            370.1           344.0           40.9
                                            -----------     -----------    -------------     -----------
                                                                                                            -----------
         Total                            (euro) 720.6     (euro) 68.7     (euro) 789.5   (euro)  993.7  (euro)  972.0
                                            -----------     -----------    -------------     -----------    -----------
EBITDA(2)
    Bonding & Surfacing                   (euro)  59.7     (euro)(1.7)     (euro)  58.0   (euro)   52.7  (euro)   77.4
    Oil Field Chemicals                                                                             0.6            6.6
    Other Operations                            (26.3)           (0.7)           (27.0)           (5.3)          (7.6)
    Operations That Have Been Sold                16.6           (0.3)             16.3            12.9            1.2
                                            -----------     -----------    -------------     -----------    -----------
         Total                            (euro)  50.0     (euro)(2.7)     (euro)  47.3   (euro)   60.9  (euro)   77.6

Depreciation and Amortization
      Bonding & Surfacing                 (euro)  19.2     (euro)  2.1     (euro)  21.3   (euro)   28.3  (euro)   38.1
      Oil Field Chemicals                                                                           0.3            1.1
      Other Operations                             8.2             1.2              9.4             9.1           16.3
      Operations That Have Been Sold              18.3             1.5             19.8            12.6            1.0
                                            -----------     -----------    -------------     -----------    -----------
         Total                             (euro) 45.7     (euro)  4.8     (euro)  50.5   (euro)   50.3  (euro)   56.5

Restructuring and Impairment
      Bonding & Surfacing                 (euro)   1.4     (euro)    -     (euro)   1.4   (euro)   17.9  (euro)    4.7
      Oil Field Chemicals                                                                             -              -
      Other Operations                               -             0.2              0.2            11.8            0.6
      Operations That Have Been Sold                 -               -                -             2.2            0.2
                                            -----------     -----------    -------------     -----------    -----------
         Total                            (euro)   1.4     (euro)  0.2     (euro)   1.6   (euro)   31.9  (euro)    5.5

Profit on Sale of Associates
      Bonding and Surfacing                          -               -                -               -            3.0
Loss on Sale of Discontinued Operations
      Operations That Have Been Sold                 -               -                -               -            3.3
Operating Profit
      Bonding & Surfacing                 (euro)  39.1     (euro)(3.8)     (euro)  35.3   (euro)    6.5  (euro)   37.6
      Oil Field Chemicals                                                                           0.3            5.5
      Other Operations                          (34.5)           (2.1)           (36.6)          (26.2)         (24.5)
      Operations That Have Been Sold             (1.7)           (1.8)            (3.5)           (1.9)          (3.3)
                                            -----------     -----------    -------------     -----------    -----------
         Total                            (euro)   2.9     (euro)(7.7)     (euro) (4.8)   (euro) (21.3)  (euro)   15.3

Finance Costs                                      4.5             2.0              6.5            75.1           80.2
Shares of Results of Associates
and Joint Ventures                                 0.3             0.1              0.4            15.2            9.7
Income Tax Expense                                15.3           (0.5)             14.8          (19.6)          (7.6)
Minority Interest Expense                        (0.4)             0.1            (0.3)             0.7            2.4
                                            -----------     -----------    -------------     -----------    -----------
Net Loss                                  (euro)(16.2)     (euro)(9.2)     (euro)(25.4)   (euro) (62.3)  (euro) (50.0)
                                            ===========     ===========    =============     ===========    ===========

------------------
(1) Following the acquisition of Neste and the acquisition of Dyno, we changed our income statement presentation so that we no longer report on the basis of fixed and variable costs. Primary operating expenses in 2000 represent changes in inventories of finished goods and work in progress, raw materials and consumables used, services and rents, staff costs, and other operating expense, offset by other operating income and are equivalent to the sum of variable and fixed costs, less restructuring and impairment charges, in prior periods.

(2) EBITDA, as defined by the company, represents operating income excluding restructuring and impairment charges and depreciation and amortization charges. Because EBITDA is not calculated identically by all companies the presentation herein may not be comparable to other similarly titled measures of other companies.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

         Sales. Sales decreased 0.5% to(euro)1049.7 million in 2001 from(euro)1054.6 million in 2000.

         Bonding and Surfacing. Sales associated with bonding and surfacing products increased 44% to (euro)915.9 million in 2001 from (euro)637.1 million in 2000. Excluding the effect of the acquisition of Dyno on our results, sales of bonding and surfacing products increased by 12% from 2000 to 2001. During the same period, our sales volumes increased by 25%, or approximately 3% excluding the effect of the acquisition of Dyno. We sold 2,230 thousand tons of resins and formaldehyde in 2001 and 240 million square meters of paper overlays.

         During 2001, we faced weakening demand in all of the markets in which we operate. In North America, although housing starts remained relatively stable, the overall economy entered into recession and demand for construction products generally declined, and consequently prices for such goods softened. Within Europe, the construction industry faced a downturn, which resulted in reduced demand for bonding and surfacing products. Falling demand also increased competition among producers of bonding and surfacing products, which resulted in downward pressure on prices as producers sought to maintain market share. In Asia, the ongoing recession in Japan economy has had a negative impact on demand for bonding and surfacing products, in particular wood adhesives and industrial resins. In contrast, growth in the Chinese economy remains strong and demand for our products remained buoyant in China.

         Sales in 2001 were affected by the prices we charged for our products. The average prices for our products were higher in 2001 than in 2000 due to price increases that we implemented at the end of 2000, to reflect the fact that raw material prices were higher at the end 2000. However, over the course of 2001, raw material prices dropped, and as a result, we faced pressure from our customers to reduce our prices, which reduced our margins over the course of the year. See -"Operating Profits."

         Overall growth in sales and sales volumes for bonding and surfacing products was mainly due to the fact that we were able to increase our deliveries of panelboard resins to certain customers in North America. We believe our marketing and sales efforts enabled us to achieve these increased deliveries of panelboard resins in North America. In contrast to North America, sales and sales volumes of panelboard resins dropped slightly in Europe due predominantly to increased competition and falling prices. Sales of panelboard resins in Asia remained relatively stable, although, in Japan recently enacted formaldehyde emissions requirements have increased demand for certain zero emissions resins that we produce in New Zealand.

         Sales and sales volumes of industrial resins and wood adhesives were generally stable, although we did observe certain trends over the course of the year. With regard to industrial resins, volumes were generally stable over the year, although sales declined somewhat due to increased competition and downward pressure on prices. With regard to wood adhesives, decreasing demand in key markets such as Germany resulted in somewhat decreasing sales volumes toward the end of the year. However, sales were fairly constant over the year due to higher prices in the second and third quarters which maintained sales over the year notwithstanding falling demand and dropping prices in the fourth quarter.

         With regard to sales of paper overlays, sales grew during the first three quarters of 2001 and declined in the fourth quarter, due to a fall in the demand in the United States. Furthermore, although we completed the construction of our facilities in Welcome, North Carolina, sales from that facility have been lower than anticipated.

         Generally, with regard to developments from quarter to quarter during 2001, overall bonding and surfacing sales decreased, mainly due to decreases in resin prices implemented as a result of decreases in main raw materials prices. Although we were able to maintain volumes over the full year, from quarter to quarter, sales volumes also declined.

         Oil Field Chemicals. Sales in the oil field chemicals segment increased 173%, to (euro)66.6 million in 2001 from (euro)24.4 million in 2000, mainly due to the full-year effect of the oil field operations that we acquired as part of the Dyno acquisition. However, sales of our oil field products were negatively affected by two major accidents that occurred at two of our customers' sites during the first half of 2001; a rupture of a pipeline in the United Kingdom and a gas explosion in Denmark. These accidents caused standstills at those customer sites for three and four months, respectively, during which they halted purchases of our oil field chemicals.

         Oil prices have a decisive effect on this business. When oil prices drop below a certain dollar price per barrel, oil companies often reduce production from oil fields that are more expensive to exploit. One of the factors that determines whether a field is expensive to drill in is whether it requires greater quantities of oil field chemicals to exploit. Since the events of September 11, 2001 in the United States, oil prices fell to below $20 a barrel, which reduced production in fields that use larger quantities of oil field chemicals.

         Other Operations. Sales from other operations decreased 31%, to
(euro)25.0 million in 2001 from (euro)36.2 million in 2000 mainly due to the sale of certain marketing and sales operations in connection with the sale of our polyester business in 2001.

         Operations That Have Been Sold. Sales associated with operations that have been sold decreased 88% to (euro)42.1 million in 2001 from (euro)359.9 million in 2000 due to the sale of our oxo, NC Trading, paper chemicals and other operations during 2000. The decline is also attributable to the disposal of our polyester business in April 2001. There were no sales associated with these businesses following the polyester disposal.

         Operating profit. Operating profit increased to(euro)15.3 million in 2001 from a loss of(euro)21.3 million in 2000.

         Bonding and Surfacing. Operating profit associated with bonding and surfacing products increased by 480%, to (euro)37.6 million in 2001 from
(euro)6.5 million in 2000. We estimate that approximately half of this increase ((euro)15.5) is due to the Dyno acquisition.

         During this period our operating expenses increased 43%, to (euro)838.5 million in 2001 from (euro)584.6 million in 2000. We estimate that most of this increase was attributable to the Dyno acquisition. Over the course of 2001, a decline in operating expenses can, however, be noted from quarter to quarter, which is mainly attributable to declining raw material prices. Within bonding and surfacing operations, the year was marked by variation in raw material prices. At the beginning of 2001, the prices of our key raw materials (methanol, phenol, melamine, urea) were approximately 80 to 100% higher than at the same time previous year. During 2001, the price of all of these declined considerably; methanol and phenol prices decreased by over 50% from the beginning of the year, which resulted in a decline in our raw material related expenses. This decline in raw material prices has not directly led to increased profitability due to the fact that we have often had to reduce prices for our products in line with decreases in raw material prices and due to increased competition among panelboard resins producers, especially in Central Europe, which has also placed downward pressure on the prices we charge for our panelboard resins.

         Depreciation and amortization charges increased by 35%, to (euro)38.1 million in 2001 from (euro)28.3 million in 2000 mainly due to the increase in our asset base as a result of the Dyno acquisition.

         Restructuring and impairment decreased by 73%, to (euro)4.7 million in 2001 from (euro)17.9 million in 2000 due to the completion of all major restructuring activities during 2000. Impairment includes (euro)2.2 million relating to our operations in Austria, where capacity was reduced due to restructuring activities. We also recorded a (euro)3.0 million gain on the sale of minority shares in LP Pacific films Sdn Bhd and Hekza-Neste Sdn Bhd.

         Oil Field Chemicals. In oil field chemicals, operating profit increased by 173%, to (euro)5.5 million in 2001 from (euro)0.3 million in 2000. The increase in operating profit is due mainly to the full year effect of oil field operations acquired as part of the Dyno acquisition. Within these operations, 2001 was marked by decreased margins due to the fact that we had a less favorable product mix of increased sales of lower margin products and decreased sales of higher margin products. Oil field chemicals expenses during 2001 remained stable.

         Other Operations. Operating profit from other operations increased by 6%, to a loss of (euro)24.7 million in 2001 from a loss of (euro)26.2 million in 2000. This increase in operating profit was attributable to decreased corporate costs, mainly due to the restructuring program implemented at the end of the year 2000.

         Increased amortization charges affected the profits from other operations negatively. Deprecation and amortization charges increased by 79%, to
(euro)16.3 million in 2001 from (euro)9.1 million in 2000. This is mainly attributable to the amortization of the acquisition goodwill that arose in connection with the Dyno acquisition. The total amortization charges for 2001 was (euro)15.1 million compared with (euro)6.9 million in 2000.

         Operations That Have Been Sold. Operating profit associated with operations that have been sold declined to a loss of (euro)3.3 million in 2001 from a loss of (euro)1.9 million in 2000, due to the sales of oxo, NC Trading, paper chemicals and other operations sold during 2000. This decline is further attributable to the disposal of polyester business in April 2001. There were no sales reported in this segment following the polyester disposal. Operating profit from operations that have been sold also declined due to a (euro)3.3 million loss related to the sale of polyester business.

         Finance Costs. Dynea International's finance costs increased 9%, to
(euro)80.2 million in 2001 from (euro)75.1 million in 2000. This increase in finance costs was primarily attributable to the full year effect of the refinancing and additional debt incurred in conjunction with the Dyno acquisition.

         Share of Results of Associates and Joint Ventures. Our share of results from associates and joint ventures decreased 37%, to (euro)9.7 million in 2001 from (euro)15.3 million in 2000, primarily due to our 40% investment in the Methanor v.o.f joint venture, which was acquired as part of the Dyno Acquisition and which produces methanol. During 2000, high methanol prices contributed to Methanor's strong results. However, in the second half of 2001, decreased worldwide methanol consumption and sharply reduced methanol prices drove down Methanor profits. In spite of lower prices for natural gas feedstock, the primary raw material in methanol, Methanor v.o.f. recorded losses in the last quarter of 2001.

         Income Tax Benefit. Income tax benefit decreased by 61% to (euro)7.6 million for 2001 from a benefit of (euro)19.6 million in 2000. The income tax benefit is comprised of the current year tax charge of (euro)11.6 million (2000:
(euro)15.5 million) net of the movement in deferred tax of (euro)19.2 million (2000: (euro)35.1 million). Income tax charges decreased in Finland as in the previous year certain purchase price allocations had created additional tax liabilities in this territory. Foreign income tax charges increased slightly due to the inclusion of legacy Dyno operations for the full year in 2001. The movement in deferred tax resulted in a lower deferred tax benefit for the year primarily as a result of the polyester business disposal.

         Minority Interest. Minority interests increased 242%, to an expense of
(euro)2.4 million in 2001 from an expense of (euro)0.7 million in 2000 as a result of the Dyno acquisition, which increased our number of majority owned subsidiaries.

         Net Loss. Net loss decreased 20%, to a loss of (euro)50.0 million in 2001 from a loss of (euro)62.3 million in 2000 primarily as a result of higher operating profit generated by our bonding and surfacing operations and reduced restructuring and impairment charges, offset by higher financial expense and higher income tax expense.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

         Sales. Dynea International's total sales increased 26% to (euro)1,054.6 million in 2000 from (euro)836.8 million in 1999, primarily as a result of the acquisition of Dyno.

         Bonding and Surfacing. Sales from Dynea International's bonding and surfacing operations increased 65% to (euro)637.1 million in 2000 from
(euro)387.1 million in 1999. This increase was primarily attributable to the acquisition of Dyno. Excluding the effects of that acquisition, sales from Dynea International's bonding and surfacing operations increased by approximately 20% in 2000 compared to 1999. This increase primarily resulted from increased average sales prices resulting from higher raw material costs, in particular for methanol, phenol and melamine, which Dynea International passed through to its customers, and also due to the currency effects of the appreciation of the U.S. dollar against the euro. Sales volumes increased approximately 30%, primarily as a result of the acquisition of Dyno. Excluding the effects of that acquisition, sales volumes decreased, particularly in the North American resins market where customer demand weakened as a result of previous overstocking and decreased demand for panelboards in the construction market.

         Other Operations. Sales from Dynea International's other operations, which include Dynea International's oil field chemicals operations, its PVC tolling manufacturing operation and corporate costs and intra-group eliminations, decreased 4% to (euro)60.6 million in 2000 from (euro)63.3 million in 1999. This decrease was offset by the acquisition of Dyno, particularly the acquisition of the oil field chemicals production operations. Excluding the effects of that acquisition, sales from Dynea International's other operations decreased by approximately 75% in 2000 compared to 1999 due to lower productivity of the sales companies.

         Operations That Have Been Sold. Sales from operations that have been sold decreased 8% to (euro)356.9 million in 2000 from (euro)386.4 million in 1999.

     o    Sales from Dynea International's polyester operations increased 29% to
          (euro)127.9 million in 2000 from (euro)98.9 million in 1999. This increase primarily resulted from increased sales volumes. Declining sales volumes, particularly in the North American marine segment offset this increase. Dynea International was among the first producers in the market to pass raw material price increases through to product selling prices in order to maintain margins, which had a consequent negative impact on sales volumes.

     o    Sales from Dynea International's oxo operations decreased slightly to
          (euro)127.6 million in 2000 from (euro)128.6 million in 1999. This decrease was primarily attributable to the sale of these operations in August 2000, which was offset by the resumption of normal production levels from 1999 levels, which had been affected by the shutdown of a primary raw materials supplier from September 1999 until February 2000.

     o    Sales from NC Trading decreased 54% to (euro)44.1 million in 2000 from
          (euro)95.7 million in 1999. This decrease was primarily attributable to the sale of these operations in May 2000.

     o Sales from Other Operations decreased 10% to (euro)57.3 million in 2000 from (euro)63.2 million in 1999. This decrease primarily resulted from the sale of Dynea International's paper chemical operations in September 2000.

         Operating Expenses. Dynea International's total operating expenses increased 26% to (euro)993.7 million in 2000 from (euro)789.5 million in 1999. Operating expenses for 1999 consist of the sum of variable costs and fixed costs for the eleven-month period ended November 30, 1999 and operating expenses for the one-month period ended December 31, 1999. Variable costs primarily include raw material expenses, variable overhead costs such as energy expenses, and other direct costs such as transportation expenses. Fixed costs generally include personnel costs, operating lease expenses, maintenance expenses, head office, sales and administration costs and allocated group charges. Dynea International changed its reporting methods for the reasons discussed under "--Costs and Expenses--Reporting These Costs and Expenses" above.

         Bonding and Surfacing. Operating expenses relating to Dynea International's bonding and surfacing operations increased 78% to (euro)584.4 million in 2000 from (euro)329.1 million in 1999. This increase was primarily attributable to the acquisition of Dyno. Excluding the acquisition of Dyno, operating expenses increased by approximately 22%. This increase was primarily attributable to sharply higher average per-unit prices in 2000 for methanol, phenol, urea and melamine compared to prices in 1999. Publicly available benchmark prices for some raw materials used by Dynea International increased between 40% and 100% during the course of 2000 depending on the raw material in question. Benchmark prices of key raw materials in 2000 were as follows:

                                     Q1       Q2       Q3        Q4
                                   -------- -------- -------- ---------
                                              ((euro)per ton)
                 Methanol           128      142      206       255
                 Phenol             664      830      935       935
                 Urea               121      111      160       155
                 Melamine           820      870      970     1,143

You should note, however, that these raw material prices are based on publicly available average quarterly contract prices, and do not necessarily reflect the prices paid by us.

         Average utility costs paid by Dynea International also increased in 2000.

         Other Operations. Operating expenses relating to Dynea International's other operations, corporate costs and intra-group eliminations decreased 28% to
(euro)65.3 million in 2000 from (euro)90.3 million in 1999. This decrease was offset by the effect of the acquisition of Dyno. Excluding the effects of that acquisition, operating expenses decreased by approximately 50%. This decrease was primarily attributable to the effects of cost savings programs in corporate functions and PVC manufacturing.

         Operations That Have Been Sold. Operating expenses for operations that have been sold decreased 7% to (euro)344.0 million in 2000 from (euro)370.1 million in 1999.

          o Operating expenses for Dynea International's polyester operations increased 36% to (euro)124.5 million in 2000 from (euro)91.3 million in 1999. This increase in operating expenses was primarily attributable to significant increases in the prices of styrene.

          o Operating expenses for Dynea International's oxo operations decreased 2% to (euro)120.1 million in 2000 from (euro)123.0 million in 1999. This decrease was primarily attributable to the sale of these operations in August 2000, offset by increased production volumes and higher raw material costs in 2000 compared to 1999.

          o Operating expenses for NC Trading decreased 54% to (euro)43.3 million in 2000 from (euro)93.2 million in 1999. This decrease was primarily attributable to the sale of these operations in May 2000.

          o    Operating expenses for Other Operations decreased 7% to
               (euro)56.1 million in 2000 from (euro)62.6 million in 1999. This decrease was primarily attributable to the sale of the paper chemicals business in September 2000.

         Depreciation and Amortization. Depreciation and amortization charges decreased slightly to(euro)50.3 million in 2000 from(euro)50.5 million in 1999.

         Bonding and Surfacing. Depreciation and amortization charges relating to Dynea International's bonding and surfacing operations increased approximately 33% to (euro)28.3 million in 2000 compared to (euro)21.3 million in 1999, primarily as a result of increase in assets related to these businesses in connection with the acquisition of Dyno. This was offset by the increase in the expected remaining useful life of some fixed assets.

         Other Operations. Depreciation and amortization charges for Dynea International's other operations, corporate costs and intra-group eliminations remained constant at (euro)9.4 million in 2000 and 1999.

         Operations That Have Been Sold. Depreciation and amortization charges for operations that have been sold decreased 36% to (euro)12.6 million in 2000 compared to (euro)19.8 million in 1999.

          o Depreciation and amortization charges relating to Dynea International's polyester operations decreased approximately 8% to (euro)4.5 million in 2000 from (euro)4.9 million in 1999. This decrease was primarily attributable to the lengthening of the expected remaining useful life of some fixed assets, partly offset by the upward revaluation of these assets.

          o Depreciation and amortization charges for Dynea International's oxo operations decreased 32% to (euro)6.5 million in 2000 compared to (euro)9.5 million in 1999, primarily as a result of the sale of these operations in August 2000.

          o    Depreciation and amortization charges for NC Trading were
               (euro)0.1 million in 2000 compared to (euro)0.2 million in 1999. These operations were sold in May 2000.

          o Depreciation and amortization charges for Other Operations decreased 77% to (euro)1.5 million in 2000 from (euro)5.2 million in 1999 as a result of the sale of the paper chemicals operations and the increase in the remaining useful life of depreciable assets.

         Restructuring and Impairment. Restructuring and impairment charges increased to(euro)31.9 million in 2000 from (euro)1.6 million in 1999.

         Bonding and Surfacing. Restructuring and impairment charges relating to Dynea International's bonding and surfacing operations increased to (euro)17.9 million in 2000 compared to (euro)1.4 million in 1999, primarily resulting from restructuring charges of (euro)12.2 million relating to personnel reductions and charges relating to a potential plant shutdown by January 2002 and impairment charges of (euro)5.7 million, (euro)3.5 million of which resulted from the write-down of some assets as a result of a plant shutdown in 2001 and (euro)1.9 million attributable to disused computer software.

         Other Operations. Restructuring and impairment charges for Dynea International's other operations, corporate costs and intra-group eliminations increased to (euro)11.8 million in 2000 from (euro)0.2 million in 1999, primarily resulting from restructuring charges of (euro)13.3 million relating to personnel reductions and impairment charges of (euro)0.8 million charges recorded at various subsidiaries.

         Operations That Have Been Sold. Restructuring or impairment charges of
(euro)2.2 million were incurred by operations that have been sold in 2000. These were attributable to removal and demolition of the phosphate plant and personnel reduction.

         Operating Profit. Dynea International's total operating profit in 2000 decreased to a loss of(euro)21.3 million from a loss of(euro)4.8 million in 1999.

         Bonding and Surfacing. Operating profit for Dynea International's bonding and surfacing operations decreased 82% to (euro)6.5 million in 2000 from
(euro)35.3 million in 1999. This decrease was primarily attributable to:

          o    increased depreciation and amortization charges,

          o an impairment write-down of(euro)3.5 million in the Europoort facility,

          o increased restructuring charges of (euro)12.2 million in 2000 compared to (euro)1.4 million in 1999 resulting from personnel reductions and charges relating to a potential plant shutdown by January 2002, and

          o the higher average prices of all four primary raw materials in 2000 compared to 1999, which Dynea International was not able to fully pass on to customers and, accordingly, received lower margins with respect to sales made under contracts with periodic adjustment features.

         Other Operations. Operating loss for Dynea International's other small, non-core operations, corporate costs and intra-group eliminations, including unallocated expenses, improved 29% to a loss of (euro)25.9 million in 2000 from a loss of (euro)36.6 million in 1999. This was primarily as a result of the addition of rationalization efforts which Dynea International implemented in both its corporate functions and its PVC toll manufacturing operation, and increased operating profit attributable to the oil field chemicals operations acquired in the acquisition of Dyno.

         Operations That Have Been Sold. Operating profit for operations that have been sold declined to a loss of (euro)1.9 million in 2000 from a loss of
(euro)3.5 million in 1999.

          o Operating results for Dynea International's polyester operations declined to a loss of (euro)1.1 million in 2000 from a profit of
               (euro)2.7 million in 1999. This decrease was primarily as a result of increasing raw material prices, particularly for styrene. Due to tight competition in the market, Dynea International was unable to fully push down these increasing raw material prices to its customers, leading to a decline in sales margins in part attributable to softness in the South European and North American marine markets.

          o Operating profit for Dynea International's oxo operations increased to a profit of(euro)1.0 million in 2000 from a loss of(euro)3.9 million in 1999. This increase was primarily attributable to normal levels of production in 2000 compared to decreased production in 1999 which primarily resulted from the shutdowns of the operations of Dynea International's principal raw materials supplier and of Dynea International's oxo operations, increased inventories prior to the maintenance shutdown in September 1999, and increased purchases of oxo products from third parties at higher prices in order to fulfil existing customer orders and maintain market share. These increases were offset by the sale of these operations in August 2000.

          o Operating profit for NC Trading decreased 70% to (euro)0.7 million in 2000 compared to (euro)2.3 million in 1999. This decrease was primarily attributable to the sale of these operations in May 2000.

          o Operating loss for Other Operations decreased 46% to (euro)2.5 million in 2000 from (euro)4.6 million due to rationalization efforts in these operations and decreased amortization and depreciation charges.

         Finance Costs. Dynea International's finance costs increased to
(euro)75.1 million in 2000 from costs of (euro)6.5 million in 1999. This increase in finance costs was primarily attributable to the refinancing of existing debt and the incurrence of additional debt in connection with the August 2000 acquisition of Dyno and the November 1999 acquisition of Neste, as well as the effect of higher interest rates incurred through the end of the year. The (euro)15.4 million loss on the early extinguishment of debt is also included in these finance costs.

       Share of Results in Associates and Joint Ventures. Share of results in associates and joint ventures improved to (euro)15.2 million in 2000 from
(euro)0.4 million in 1999. This increase was primarily a result of the acquisition of new associated companies and joint ventures in connection with the acquisition of Dyno. As a result of the acquisition of Dyno, Dynea International became a 40% partner in Methanor v.o.f, a Dutch limited partnership that is one of the largest manufacturers of methanol in Europe.

         Income Tax Expense. Income tax expense improved to a benefit of
(euro)19.6 million in 2000 from an expense of (euro)14.8 million in 1999. This change was primarily attributable to a significant decrease in profit before taxes as a result of higher operating and financing costs and lower operating profit, particularly in the second half of 2000.

         Minority Interest. Minority interests changed to an expense of
(euro)0.7 million in 2000 from income of (euro)0.3 million in 1999 primarily as a result of the acquisition of additional majority-owned subsidiaries in connection with the acquisition of Dyno.

         Net Loss. Net loss increased to a loss of (euro)62.3 million in 2000 from a loss of (euro)25.4 million in 1999. This increase in net loss was primarily as a result of increasing financing costs due to new debt incurred in connection with the refinancing of the debt incurred in connection with the acquisition of Neste and additional debt incurred in connection with the acquisition of Dyno, significantly higher restructuring charges, and decreasing margins due to substantial raw material price increases.

Liquidity and Capital Resources

         Our liquidity requirements arise primarily from the need to meet our ongoing debt service requirements, to fund capital expenditures for the general maintenance and expansion of our production facilities, to build and acquire new facilities, and to fund our working capital requirements. Due to the seasonality of our business, our liquidity needs are highest in the spring and fall. Our principal sources of funds have been cash flows from operations, proceeds from sale of businesses, equity financing from our parent and related companies and amounts available under our existing revolving credit facility.

         In connection with the acquisition of Dyno, Dynea International and its direct and indirect subsidiaries raised the following financing prior to the closing of the acquisition:

          o (euro)240.0 million 12 1/4% notes due 2010 (increased to(euro)250.0 million in August 2000 after closing).

          o (euro)30.0 million term loan facility at 9.9%- 10.4% interest. This facility was repaid in full during 2000 with proceeds received from the sale of the paper chemicals business.

          o A senior credit agreement comprised of (euro)379.5 million in term loans and a (euro)100.0 million revolving loan and guarantee facility, of which (euro)64.5 million was drawn at the time of acquisition of Dyno.

         Most of Dyno's outstanding financing arrangements were repaid shortly after closing ((euro)475.8 million). In order to repay a portion of Dyno's outstanding financing arrangements Dyno raised a NOK 300 million ((euro)36.3 million) short-term loan. This loan was repaid in full in February 2001 with dividend proceeds received from the group captive insurance company DGFE.

         During 2001, we sold our polyester business to Ashland Inc. Other disposals during 2001 included the sale of shares of Dynomer Shd Bhd, LP Pacific Films and Hexza-Neste Sdn Bhd, all in Malaysia.

         With effect from November 15, 2001, we entered into agreement with the senior banks to use the proceeds of the sale of our polyester business to repay amounts under the senior loans in accordance with the terms of the senior credit agreement. The repayment was allocated, pursuant to the credit agreement, on a pro rata basis to each tranche of credit and repayment took place in the fourth quarter of 2001 and the first quarter of 20002. In conjunction with the repayment, we also agreed to a retroactive waiver with the senior lenders of certain possible financial covenant breaches for the twelve months ending September 2001 and certain modifications to the terms of the senior credit agreement, including amended financial covenants relating to minimum debt-service and interest-coverage ratios until June 30, 2003, in order to provide us with greater flexibility in meeting those ratios. A description of the significant terms of the amendment to the senior credit agreement is contained in the section "Item 10. Additional Information--Material Contracts--The Senior Credit Agreement."

         We also made a partial repayment of approximately (euro)3 million under a loan from Dynea Polska with proceeds received from the sale of polyester assets in Poland.

         We made two scheduled repayments under the senior credit agreement, totalling (euro)15.2 million in June and December 2001. In October 2001, our parent company, Dynea Oy, paid us an additional equity contribution of (euro)30 million as a group contribution to our Norwegian subsidiary, Nordkem A/S.

         Under the terms of the amendments to the senior credit agreement, Dynea International has extended the time period during which it must repay most amounts drawn under the revolving credit facility from July 31, 2001 to July 31, 2003. Dynea International will procure that after July 31, 2003 either for two periods of five successive days or, one period of 10 days, in each of its financial years after July 31, 2003, the aggregate of all withdrawals under the revolving credit facility shall not exceed (euro)10.0 million.

         At the end of 2001, we had outstanding (euro)96.1 million drawn under our (euro)100 million revolving credit facility, (euro)85.1 million as short-term loans and (euro)11.0 million as guarantees and letters of credit. The undrawn amount from the revolving credit facility at December 31, 2001 was
(euro)3.9 million; therefore we cannot finance any negative operating cash flow during 2002 from existing committed credit facilities.

         We believe that our cash flows from operations, together with additional equity contributions that we received from our shareholders in February and March 2002 of approximately (euro)15 million, which were given to us to fund working capital requirements and to prevent us from breaching certain financial ratios under the senior credit agreement, will be sufficient for our operating needs (other than future acquisitions) and debt service requirements as they become due for at least the next twelve months. However, our future operating performance and ability to service or refinance our existing debt, including the notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. If we were to face a deepening recession in any of our main markets or have a significant adverse change in our working capital development we would need to raise additional capital either through an additional equity contribution from our shareholders or by raising additional debt. Furthermore, in the event we do not generate sufficient cash flow from our operations to service our existing debt, we expect we would be able to obtain sufficient cash flow by reducing or postponing certain discretionary expenditures for repairs and maintenance or future expansion. In addition, we expect that we will need to refinance all or part of the notes at final maturity.

         Scheduled repayments on the senior credit agreement will significantly impact liquidity. Loans under the senior credit agreement are issued under three loans, designated Senior Term Loan A through Senior Term C is contained in "Item
10. Additional Information--Materials Contracts--The Senior Credit Agreement."

       We are currently scheduled to make the following debt payments of principal of the term loans under the senior credit agreement, as translated into euro at December 31, 2001:

                                                     Total Payment
Year                                                    Amount
-----------                                        ----------------

                                                  ((euro)in millions)
2002........................................          (euro)16.9
2003........................................                21.2
2004........................................                25.4
2005 through
2009........................................               229.5
                                                  ----------------
Total.......................................         (euro)293.0

         Under the senior credit agreement, we will be required to make mandatory prepayments in some circumstances from the proceeds of vendor payments, surplus cash, asset disposals, certain insurance claims and in the event of change of control. We will also be permitted to make voluntary prepayments on the loans. Borrowings under the senior credit agreement bear an interest at LIBOR-based floating rates for varying interest periods. We are also required to comply with certain financial covenants including minimum debt service and interest-coverage ratios. As discussed above, we negotiated a waiver of certain of these covenants for the twelve months to September 30, 2001 and renegotiated certain ratios until June 30, 2003. A description of the senior credit agreement, including the amended terms, is contained in the section "Item
10. Additional Information--Material Contracts."

         The notes will be repaid in one installment in 2010. However, the note holders will be able to require us to purchase the notes in the event of change of control. We may not be able to do so without the consent of our lenders under the senior credit agreement. In addition, prior to August 15, 2003, we will be permitted to repurchase up to 35% of the notes at specified redemption rates from the proceeds of the issuance of our common stock or the common stock of our parent holding company in an equity sale.

         We are a holding company that does not conduct any business operations. Accordingly, the notes are structurally subordinated to the obligations of our subsidiaries, including the debt of those subsidiaries. Our subsidiaries are separate and distinct legal entities. Other than Dynea Chemicals Oy, which is also a holding company, they are not obliged, to pay any amount due under the notes or to make any funds available to us to allow us to make those payments. The only assets of Dynea International Oy are shares in our wholly owned subsidiary, Dynea Chemicals Oy, and intercompany loans to Dynea Chemicals Oy. Our cash flow and our ability to service debt depend solely upon the cash flow of our subsidiaries and our receipt of funds from them in the form of loans, dividends or otherwise. Our subsidiaries may not generate cash flow sufficient to enable us to meet our payment obligations. In addition, the terms of the senior credit agreement and the intercreditor agreement restrict our subsidiaries' ability to provide funds to us. This ability may be further restricted by applicable laws and regulations and the terms of other agreements to which our subsidiaries may become subject. The senior credit agreement and the intercreditor agreement only allow payments by our subsidiaries to us for payments of interest and payment of principal so long as there is no default or event of default under the senior credit agreement. Although the indenture limits the ability of our subsidiaries to enter into consensual restrictions on their ability to pay dividends or to make other payments to us, these limitations are subject to significant exceptions.

         Historical Cash Flows

         Year ended December 31, 2001. Cash flows from operating profit after adding back non-cash items but before working capital changes increased by 84%, to (euro)85.3 million in 2001 from (euro)46.4 million in 2000. This was mainly attributable to the higher operating profit and a greater amount of non-cash items due to the full year effect of the Dyno acquisition. Net cash provided in operating activities increased to (euro)0.3 million in 2001 from (euro)26.5 million used in 2000, primarily due to cash provided from the sale of marketable securities off-set by the higher amount of interest paid in 2001; (euro)87.5 million in 2001 as compared to (euro)13.9 million in 2000. This was due to the full year effect of debt incurred to finance the Dyno acquisition and to refinance prior debt.

         Cash provided from investing activities increased 18%, to (euro)46.1 million in 2001 from (euro)39.1 million in 2000. This was primarily due to the sale of the polyester business in April 2001.

         Cash used in financing activities increased 18%, to (euro)27.3 million in 2001 from (euro)7.9 million in 2000. This was primarily due to a capital contribution of (euro)30 million, which related to the sale of the legal ownership of specialty polymers.

         Year ended December 31, 2000. Cash flows from operating profit after adding back non-cash items but before working capital changes decreased from
(euro)60.4 in 1999 (on an aggregated basis) to (euro)46.4 million in 2000. This was mainly attributable to the lower operational result due primarily to restructuring and impairment charges of (euro)31.9 million, as well as sharp increases in key raw materials that lowered the profitability for the bonding and surfacing segment. Net cash used in operating activities of (euro)26.5 million increased from (euro)3.5 million in 1999 due to lower cash from operating profit but also due higher financial charges in connection with the acquisition of Dyno.

         Cash provided in investing activities increased from cash used of
(euro)383.5 million in 1999 to cash provided of (euro)39.1 million in 2000 primarily due to disposal of businesses that provided net cash of (euro)684.8 million. This was offset by the acquisition of Dyno that used net cash of
(euro)645.3 million.

         Cash used in financing activities increased from cash provided
(euro)432.3 million in 1999 to cash used of (euro)7.9 million in 2000. This was primarily due to the repayment of old debt of (euro)836.9 million, offset by new debt of (euro)616.9 million and the issuance of share capital (euro)91.5 million, all in connection with the acquisition of Dyno.

         Capital Expenditures

         The nature of our business requires us to make annual capital expenditures for general maintenance and refitting of our plant facilities. These routine expenditures are in addition to any capital expenditure for new facilities.

         Dynea International made capital expenditures of (euro)28.9 million in 2001, (euro)27.1 million in 2000 and (euro)36.1 million in 1999 (on an aggregated basis in 1999). In 2001, significant capital expenditures included the installation of new capacity for paper overlays production in North America and investments in infrastructure in North America. The remaining capital expenditures were mainly for replacement investments at several sites.

         In 2000, significant capital expenditure included investment in the paper overlay capacity in North Carolina, investment in information technology systems, overhaul of the formaldehyde reactor in Krems, Austria, as well as an increase of unsaturated polyester capacity in Porvoo, Finland.

         In 1999, on an aggregated basis, significant capital expenditures included investments in information technology systems, improvements to some resins-related operations, including the upgrading of the formaldehyde reactor at Krems, installation of process control equipment at the Sauveterre polyester production plant, expansion of various production-related facilities at our oxo operations and investments in a new paper chemicals production facility, which became operational in April 2000.

         We anticipate that our capital expenditure will be approximately
(euro)35 million in 2002. Capital expenditure in 2002 will include an investment in a greenfield plant in Southern China to service our bonding and surfacing operations. The estimated expense for this investment is approximately (euro)7 million in 2002. The rest of the budgeted capital expenditures mainly relate to productivity improvements and replacements at various sites.

         We expect to fund our other cash requirements in the future from operating cash flow and existing borrowing facilities. Our capital expenditures will be primarily for general maintenance and refitting and expanding our existing facilities although we may also build or acquire new facilities. We expect that the level of capital expenditures for capacity will remain essentially constant after 2001 over the medium term, allowing us to improve quality and capacity, and to compete with our competitors.

Research and Development

         Both of our predecessor operations, Dyno and Neste, had similar research and development operations. In 2001, we spent approximately (euro)15 million and employed over 210 people in global research and development. In 2000, our research and development expenditure was approximately (euro)21 million and in 1999 approximately (euro)14 million. Our resins research and development is focused on product technology and application technology. Product technology generally involves researching and developing various chemical formulations in order to assist in improving existing as well as in developing new products, while application technology involves providing technological support to our resins customers in the form of research and on-site assistance in connection with the use of our resins.

         Some of our resin research and development efforts have been particularly beneficial for our operations. For example, our research and development has focused on developing and producing environmentally friendly products and production processes. Many of our products have a low environmental impact and low emissions, without meaningful reductions in product performance. This focus has enabled us to take advantage of recent consumer preferences for those products which we believe will continue to increase as environmental laws generally continue to become stricter.

         Bonding and Surfacing Products

         Resins. We currently have seven resins product technology centers. All of these centers are situated in close proximity to customers where our primary research and development activities take place. Five of these facilities, specifically those located in Austria, Canada, Finland, Norway and the United States, have global responsibilities for product development and application technology for formaldehyde-based resins and paper overlays. We also have technology centers located in Singapore and New Zealand which provide general project support and advice on panelboard resins in the Asia-Pacific region.

         Our resins research and development plays an important role in improving our manufacturing systems in order to increase yields and reduce cycle times and raw material inputs. Resins research and development also focuses on helping our customers improve their own production systems in order to increase the efficiency of these systems. We have developed a considerable amount of formaldehyde and resins technology and processes. For example, we have the capability to build large computerized reactor vessels with volumes of up to 90 metric tons. Developing resins process technology requires expertise with respect to reactor design, agitator activity and other characteristics to ensure that resins are being produced consistently, with even temperature and pressure gradients. These processes enable us to produce larger batches of resins, which maximizes the efficiency of our production processes. For example, one of our custom designed and computerized resins manufacturing facilities allows 35 ton batches of resins to be made in four hours, approximately half the time considered as the accepted industry standard.

         Aggregate expenditure on resins research and development was approximately (euro) 11 million in 2001 and has been relatively constant over the past three years. A portion of our research and development is conducted through partnerships and alliances with customers under which research and development expenses are shared. In 2001, we employed 180 people in resins research and development.

         Paper Overlays. Our research and development functions for paper overlays are coordinated from our Lillestrom facility in Norway. Most of our research and development initiatives relating to specific applications for paper overlays are conducted locally at our plants in the United States, Finland and Indonesia. In 2001, we spent approximately (euro)2.5 million on and employed 20 people in our paper overlays research and development, whose efforts are principally focused on improving our customers' production systems and processes.

         Oil Field Chemicals

         Our oil field chemicals research and development operations are coordinated from our Lillestrom facility in Norway. We also have local service centers at 17 sales offices from which we provide technical support and product development to our customers at their facilities. In addition, local technical centers perform research and development tasks focused on regional issues. In 2001, we spent approximately (euro)0.6 million on global research and development for oil field chemicals.

         Conditions in oil fields generally vary as does the content of the crude oil they contain. Our oil field research and development efforts are consequently focused on assisting our customers in developing new and modifying existing chemicals in order to help them respond to these changing conditions. The majority of our oil field chemicals research and development efforts are carried out by our technical support staff who work in conjunction with our oil field chemicals sales staff.

Principal U.S. GAAP Differences Related to Dynea International


         You should read Note 28 to the Dynea International financial statements as of and for the eleven months ended November 30, 1999, as of and for the one month ended December 31, 1999, and as of and for the years ended December 31, 2000 and December 31, 2001, included in "Item 17--Financial Statements" for a detailed discussion of the differences between IAS and U.S. GAAP.

         Some of the differences between IAS and U.S. GAAP include:

          o classification and treatment of assets held for sale resulting from decisions taken during an acquisition;

          o the treatment of unrealized gains and losses on marketable securities;

          o    the classification of losses on extinguishment of debt;

          o the measurement and classification of results from discontinued operations;

          o    the determination of pension expense for defined benefit plans;

          o    the recognition of additional minimum pension liability; and

          o    the translation of goodwill and purchase accounting adjustments.

Critical Accounting Policies

         Dynea International's discussion and analysis of its financial condition and results of operations have been prepared in accordance with IAS. The preparation of these financial statements requires management of Dynea International to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the management of Dynea International evaluates its estimates, including those related to impairments, pensions, income taxes, restructuring, bad debts, contingencies and litigation. The management of Dynea International bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         Our significant accounting polices are described in Note 2 in our financial statements and we consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial conditions and cash flows.

         We assess the impairment of long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of indicators, which could trigger an impairment review, are the following:

          o significant under performance relative to expected historical or projected future operating results;

          o significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

          o    significant negative industry or economic trends.

         When the carrying value of long-lived assets and goodwill may not be recoverable based upon the existence of one or more indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with current market assessments of the time value of money and the risks specific to the asset. Based on the reviews there is no need for impairment charges other than as presented in the financial statements. However, there can be no assurance that the change in above factors may not cause material impairment charges in the future.

         The determination of our obligation and expense for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 16 to the consolidated financial statements and include, among others, the discount rate and expected long-term rate of return on plan assets. In accordance with IAS, actual results that differ from our assumptions are accumulated and amortized over future periods if they are over 10% of greater of defined benefit obligation or fair value of plan assets at beginning of year and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

         Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Should the actual results differ from these estimates, revisions to the deferred tax assets would be required.

Recent Changes in Accounting Standards - U.S. GAAP

         On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which Dynea International is required to implement with effect from July 1, 2001 and January 1, 2002, respectively. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

         The on-going impact will be that goodwill and intangible assets with an indefinite life will no longer be amortized, but instead will be tested at least annually for impairment. The goodwill impairment test will consist of a two-step method. First, each reporting unit's (which generally represents one level below an operating segment) carrying value will be compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss will be recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets will require that an impairment loss be recognized equal to the excess of its carrying value over its fair value.

         The Company adopted SFAS No. 142 on January 1, 2002. In accordance with the new standard, the Company will cease recognition of (euro)15.0 million in annual goodwill amortization on a U.S. GAAP basis. The Company expects to complete step one of its transitional goodwill impairment test by June 30, 2002, and step two by December 31, 2002. Any impairment losses resulting from the transitional impairment tests will be recognized as a change in accounting principle measured as of January 1, 2002.

         In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," ("SFAS No. 143"). This statement is effective for fiscal years beginning after June 15, 2002 and requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognising a liability for an asset retirement obligation, an entity must capitalise the cost by recognising an increase in the carrying amount of the related long-lived asset. Adoption of this statement will not have a material impact on Dynea's consolidated financial position or results of operations.

         In October 2001, FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). SFAS No. 144 retains the fundamental provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of Business", by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and
(2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement will not have a material impact on Dynea's consolidated financial position or results of operations.

Item 6. Directors, Senior Management and Employees.

Directors of Dynea International Oy and Dynea Chemicals Oy

         We are a wholly owned subsidiary of Dynea Oy, and the sole shareholder of Dynea Chemicals Oy. Our board of directors and those of Dynea Oy and Dynea Chemicals Oy are composed of the same individuals, who are as follows:

Name                                                      Date of Birth
----                                                      -------------
Stig Gustavson*........................................   June 17, 1945
Bjorn Saven............................................  Sept. 29, 1950
Michael Rosenlew.......................................     May 2, 1959
Georges Marzloff.......................................   April 8, 1944
Svein Rennemo..........................................   July 24, 1947

--------------------------
*Chairman

Executive Officers of Dynea International Oy and Dynea Chemicals Oy

         Our executive officers are:

         0ivind Isaksen, Chief Executive Officer, May 12, 1949. Mr. Isaksen initially joined Dyno in 1987 as a Business Manager, Chemicals Group. From 1988 to 1993, he was Vice President Division Asia-Pacific, Chemicals Group. From 1993 he has served first as President Division Adhesives & Paper Overlay and subsequently as Senior Vice President, Industrial Resins. From 2000 to 2001, he served as Executive Vice President--Bonding and Surfacing. Before coming to Dyno, Mr Isaksen worked for Denofa and Lilleborg Fabriker as Market Manager from 1977 to 1981, for Norsk Hydro AS as Department Manager from 1981 to 1984 and for Nordic Oil and Chemicals as Managing Director from 1984 to 1987. Mr Isaksen has an MBA degree in economics from University of Saarbrucken in 1975 and Diploma of Advanced European Studies from College of Europe, Bruge, Belgium in 1976.

         Pertti Silantera, Executive Vice President, November 5, 1943. Mr Silantera joined Neste in 1988 as Vice President, Industrial Chemicals. After holding various positions within the firm he became Senior Vice President responsible for Base Chemicals in 1993. In 1994, he became responsible for Business Supervision of Neste Oxo and Polyester and some support functions. Prior to joining Dynea Chemicals, Mr Silantera worked in 1970-1975 as Production Manager for PVC within Neste. Subsequently, he was Managing Director of Turun Vartiokeskus Oy, a security business, for 13 years. Mr Silantera graduated from Abo Akademi in 1969 with a M.Sc. in Chemical Engineering.

         Filip Frankenhaeuser, Executive Vice President and Chief Financial Officer, February 12, 1951. Mr. Frankenhaeuser joined Neste in March 2000. Prior to joining Neste, Mr. Frankenhaeuser held various international financial positions, including Finance Director of Euroheat AB from 1983 to 1988 and Group Financial Controller of the Amer Group in 1988 and 1989. Between 1989 and 1999, Mr. Frankenhaeuser worked for Cultor Oyj, the international food and food ingredients company, where he held the position of CFO (1991-1998). Mr Frankenhaeuser holds an M.Sc. in Economics from the Swedish School of Economics, Helsinki (1980).

Executive and Director Compensation

         Total salaries, bonuses and other amounts paid to those current members of our board and executive management referred to above who were employed by the Dynea group during 2001 (8 individuals) were approximately (euro)0.9 million. Prior to the acquisition of Dyno, some of our directors and executive officers held various positions at Dynea, Dyno, Industri Kapital or with third parties, which in some cases may have differed from the positions which they now hold within the Dynea group. We intend to compensate the directors and executive officers in accordance with their respective positions within the Dynea group and/or their respective financial performance. No compensation was provided to these individuals in the form of stock options or pursuant to a profit-sharing plan.

Employees

         We had approximately 3,000 employees as of December 31, 2001.

Board Practices

         The articles of association of Dynea International do not provide for an audit committee or a remuneration committee. Each member of the board of directors of Dynea International is elected at the annual general meeting of shareholders for a term which expires at the end of the next annual general meeting of shareholders following that election. The annual general meeting of shareholders must be held within six months after the end of Dynea International's financial year. Matters considered by the shareholders at the annual general meeting include the remuneration of the members of the board of directors and the adoption of the annual accounts. There are no contracts between the members of the board of directors of Dynea International and Dynea International that provide for any benefits upon termination of their employment. One of Dynea International's directors, Georges Marzloff, has a separate employment contract with Dynea N.V., a subsidiary of Dynea Chemicals, pursuant to which he is entitled to certain payments upon termination of that contract.

         The articles of association of Dynea Chemicals do not provide for an audit committee or a remuneration committee. Each member of the board of directors of Dynea Chemicals is elected at the annual general meeting of shareholders for a term which expires at the end of the next annual general meeting of shareholders following that election. The annual general meeting of shareholders must be held within six months after the end of Dynea Chemical's financial year. Matters considered by the shareholders at the annual general meeting include the remuneration of the members of the board of directors and the adoption of the annual accounts. There are no contracts between the members of the board of directors of Dynea Chemicals and Dynea Chemicals that provide for any benefits upon termination of their employment. One of Dynea Chemical's directors, Georges Marzloff, has a separate employment contract with Dynea N.V., a subsidiary of Dynea Chemicals, pursuant to which he is entitled to certain payments upon termination of that contract.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

         Ownership

         Dynea International Oy is a wholly-owned subsidiary of Dynea Oy, and Dynea Chemicals Oy is a wholly-owned subsidiary of Dynea International Oy. Dynea Oy is controlled by two investment funds, the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, both of which are managed by affiliates of Industri Kapital, a leading European private equity investment firm.

         Our current ownership is detailed below:

          o The Industri Kapital 1997 and 2000 Funds own 89.21% of Dynea Oy's capital stock and control 90.62% of the voting rights attached to that capital stock. These funds are not legal entities, but rather contractual arrangements between, on the one hand, the funds' investment manager/general partner (IK 1997 Ltd. and IK 2000 Ltd., respectively) and, on the other hand, the investors in the funds. Bjorn Saven, a director of Dynea International Oy, is also a director of both IK 1997 Ltd. and IK 2000 Ltd. Michael Rosenlew, a director of Dynea International Oy, is an alternate director of both IK 1997 Ltd. and IK 2000 Ltd. Bjorn Saven could be deemed to be a beneficial owner of the shares managed by IK 1997 Ltd. and IK 2000 Ltd. Michael Rosenlew and each of the other directors and alternate directors of IK 1997 Ltd. and IK 2000 Ltd. (who are identified below) disclaim beneficial ownership of the shares managed by those entities.

          o Other investors own 8.78% of Dynea Oy's capital stock and 8.97% of the voting rights attached to that stock. None of these investors individually owns 5% or more of Dynea's capital stock.

          o Management shareholders own 2.01% of Dynea Oy's capital stock and 0.41% of the voting rights attached to that stock. No one member of management owns more than 1% of Dynea's capital stock.

         With respect to the shares held by the Industri Kapital 1997 and 2000 Funds and managed by IK 1997 Ltd. and IK 2000 Ltd., the following limited partnerships which are investors in those funds hold more than 5% of the outstanding share capital of Dynea Oy:


Partnership                                                          Share Capital
-----------                                     ------------------------------------------------------
                                                 August 4, 2000
                                                through December  As of December 31,   As of March 31,
                                                    31, 2001             2001                2002
                                                ---------------- ------------------    ----------------
Industri Kapital 1997 Limited Partnership I          5.96%              6.52%               5.95%
Industri Kapital 1997 Limited Partnership III        4.64%              5.07%               4.63%
Industri Kapital 2000 Limited Partnership I          6.79%              7.09%               7.52%
Industri Kapital 2000 Limited Partnership II         6.24%              6.52%               6.91%
Industri Kapital 2000 Limited Partnership III        7.95%              8.30%               8.80%
Industri Kapital 2000 Limited Partnership IV         6.73%              7.06%               7.49%
Industri Kapital 2000 Limited Partnership V          7.37%              7.70%               8.16%
Industri Kapital 2000 Limited Partnership VII        5.03%              5.25%               5.57%
Industri Kapital 2000 Limited Partnership IX         5.69%              5.94%               6.30%
Industri Kapital 2000 Limited Partnership X          4.85%              5.07%               5.37%


         The directors of IK 1997 Ltd. are: Bo Ennerberg, Bjorn Saven, Michael Richardson, Kim Wahl, Tom Vidar Rygh, Gerrit Russelman, Carl-Johan Granvik, Peter Byrne and Hannu Ryopponen. The alternate directors of IK 1997 are: Esa Auvinen, Per-Johan Bjornstedt, Alan Oke Dart, Stephanie Guyer, Gustav Ohman, Jan-Willem van Oostveen and Michael Rosenlew. The directors of IK 2000 Ltd. are:
Bo Ennerberg, Tom Vidar Rygh, Bjorn Saven, Michael Richardson, Peter Byrne, Kim Wahl, Gerrit Russelman, Carl-Johan Granvik, and Hannu Ryopponen. The alternate directors of IK 2000 are: Esa Auvinen, Per-Johan Bjornstedt, Alan Oke Dart, Stephanie Guyer, Gustav Ohman, Jan-Willem van Oostveen and Michael Rosenlew. Bjorn Saven could be deemed to be a beneficial owner of the shares managed by IK 1997 Ltd. and IK 2000 Ltd. Michael Rosenlew and each of the other directors and alternate directors of IK 1997 Ltd. and IK 2000 Ltd. disclaim beneficial ownership of the shares managed by those entities

         Share Structure

         Under the articles of association of Dynea Oy, that company has two classes of ordinary shares: series A ordinary shares and series B ordinary shares. When voting at the meeting of shareholders of Dynea Oy, the series A shares have five votes each and the series B shares have one vote each. All other rights connected to the shares are essentially the same between the series A shares and the series B shares. The series B shares are held by management and employees within the Dynea group. In addition, there are in place a shareholders' agreement and a managers' shareholder agreement with respect to the series A shares and the series B shares. Under these agreements, Industri Kapital has, in certain situations, including an initial public offering and a sale of the business of Dynea Oy, the right to act on behalf of all Dynea Oy shareholders.

         Dynea Oy's issued and outstanding share capital consists of
(euro)364,327,929.45 divided into 21,100,615 series A ordinary shares with par value of approximately (euro)16.82 per share and 561,340 series B ordinary shares with par value of approximately (euro)16.82 per share. Approximately 318,355, or 1.47%, of the ordinary shares of Dynea Oy are held of record by 28 investors with addresses in Finland, and approximately 345,754, or 1.6%, of these shares are held of record by 20 investors with addresses in the United States.

Related Party Transactions

         During the year ended December 31, 2001, the following transactions were carried out with related parties:

         Acquisitions

         During 2001, Dynea International purchased the melamine resins business from Neste Chemicals GmbH, a subsidiary of Dynea Oy.

         Dispositions

         The Dyno investco businesses comprise three separate companies, Dyno Specialty Polymers AS, Dynopart Holding AS, and a 49.7% interest in Dynal Biotech ASA (held by Dynopart Holding AS). During 2000, Dynea Chemicals Oy entered into an agreement with Dynea Oy to sell these businesses on completion of the formal demerger of Nordkem A/S for NOK 400.0 million ((euro)49.5 million). Prior to the formal demerger, Dyno Specialty Polymers AS was sold to Dynal ASA for NOK 129.0 million ((euro)15.9 million) less selling expenses and related taxes of NOK 29.0 million ((euro)3.6 million). This cash was paid to Dynea ASA and subsequently transferred to Dynea Chemicals Oy through Nordkem A/S. During 2001, legal ownership in the Dyno Investcos was transferred to Dynea Oy according to the agreement.

         Sales and Purchases of Goods

         Dynea International sold products, at market prices, to Paroc AB, a company controlled by Industri Kapital, totaling approximately (euro)8.7 million during the year ended December 31, 2001. At December 31, 2001, Dynea International had receivables of (euro)1.3 million related to these sales.

         Dynea International sold products, at market prices, to Sydsvenska Kemi AB, a company controlled by Industri Kapital, totaling approximately (euro)0.1 million during the year ended December 31, 2001.

         Dynea International sold products, at market prices, to other companies controlled by Industri Kapital, totaling approximately (euro)1.6 million during the year ended December 31, 2001.

         Dynea International sold products, at market prices, to associates, totaling approximately (euro)1.7 million during the year ended December 31, 2001. At December 31, 2001, Dynea International had receivables of (euro)0.7 million related to these sales.

         Dynea International purchased materials and supplies, at market prices, from Sydsvenska Kemi AB, a company controlled by Industri Kapital, totaling approximately (euro)2.3 million during the year ended December 31, 2001. At December 31, 2001, Dynea International had payables of (euro)0.2 million related to these purchases.

         Dynea International purchased materials and supplies, at market prices, from other companies controlled by Industri Kapital, totaling approximately
(euro)1.6 million during the year ended December 31, 2001. At December 31, 2001, Dynea International had payables of (euro)0.2 million related to these purchases.

         Dynea International purchased materials and supplies, at market prices, from associates, totaling approximately (euro)17.3 million during the year ended December 31, 2001.

         Guarantees

         During the year ended December 31, 2001, Dynea Oy guaranteed a trade receivable to Dynea International amounting to (euro)4.6 million.

         Transactions with Directors

         For the year ended December 31, 2001, total director remuneration was
(euro)3.3 million. Roschier-Holmberg & Waselius, a law firm at which a former board member of Dynea International is a partner, provided (euro)0.5 million in legal services to Dynea Chemicals in 2001.

         Trade Receivables

         At December 31, 2001, Nordkem A/S has a (euro)8.2 million receivable with Nordkem Dynopart Holding A/S and Dynea Finland Oy has a (euro)1.0 million receivable with Paroc.

         Trade payables

         Dynea Chemicals Oy has a trade payable of (euro)5.5 million with Dynea Oy and Dynea Canada Inc. has a trade payable of (euro)0.8 million with Dynea Oy, both as of December 31, 2001.

         Group Contributions

         Dynopart A/S and Dynopart Holding A/S, both wholly-owned subsidiaries of Dynea, made group contributions to Dynea International amounting to
(euro)38.2 million of which (euro) 30.0 was paid in cash during October 2001. These contributions were credited directly to shareholders' equity.

         Transactions With Industri Kapital

         During 2001, we paid (euro)0.2 million in fees to Industri Kapital for business consulting.

         Other Transactions

         A services agreement exists between Dynea International and Dynea Oy to provide management and support services. These management and support expense charges amounted to (euro) 7.1 million in 2001.

         During the year ended December 31, 2001, Dynea paid management fees of
(euro)0.5 million to related parties.

Item 8.  Financial Information.

Financial Statements

         See pages F-1 through F-45 and G-1 through G-44.

Significant Changes

         There has been no significant change in our financial or trading position since December 31, 2001.

Legal Proceedings

         We are involved in some legal proceedings arising in the normal course of our business, including proceedings involving our subsidiaries Neste Canada Inc. and Dynea Canada Ltd. (formerly Neste Chemicals Canada Inc.), who are currently involved in litigation with Reichhold Chemicals Inc. and Reichhold Limited regarding responsibility for costs associated with completing the clean-up of environmental contamination at our Ste. Therese facility existing at the time we acquired the Ste. Therese operations. We made an initial claim against Reichold in this litigation for a total approximate amount of $22.0 million Canadian dollars. Reichhold has brought a counter-claim against us in this litigation for a total approximate amount of $8.05 million Canadian dollars, the amount already drawn by Neste under the letter of credit relating to the sale. The agreement relating to the acquisition of Neste provides that we shall be indemnified and held harmless in respect of some of the losses we may incur as a result of this litigation.

         We believe that none of these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on our business or our consolidated financial position.

Item 9.  The Offer and Listing.

         The notes are listed on the Luxembourg Stock Exchange.

Item 10. Additional Information.

Articles of Association

         Dynea International Oy

         General. Dynea International Oy's register number is 789.544. It operates in the chemicals industry, technical design, manufacture and sales industries and other related business operations. It also provides financial administration services and group financing services.

         Share Capital. Dynea International's issued and outstanding share capital is(euro)288,000,000. Its minimum authorized share capital is(euro)185,000,000 and its maximum share capital is(euro)740,000,000. The par value of each share is(euro)100.

         Directors. Dynea International may have between three and nine directors. Each director is elected at the annual general shareholders meeting and serves a term of one year until the next annual general shareholders meeting. A director may resign or be dismissed from the board of directors by shareholder vote. The board of directors must be notified in writing, signed by the resigning director, of any premature resignation. The board of directors elects a chairman from among its members. The articles of association specify that Dynea Chemicals Oy shall have a managing director who is appointed and dismissed by the board of directors.

         Shareholder Meetings. General meetings of shareholder must be held each year within six months of the end of the company's accounting period. The general meeting of shareholders is convened by the board of directors, which determines the time and place for the meeting. Notice is given in writing to each shareholder listed on the share register, no more than four weeks and no less than one week before the meeting is to take place.

         Dynea Chemicals Oy

         General. Dynea Chemicals Oy's register number is 769.380. Its branch of industry is the chemicals industry, technical design and other related business operations.

         Share Capital. Dynea Chemicals' issued and outstanding share capital is
(euro)283,506,701.45. Dynea Chemical's minimum authorized share capital is
(euro)185,006,719.11 and its maximum authorized share capital is
(euro)740,026,876.43. The par value of each share is (euro)16.82.

         Directors. Dynea Chemicals may have between three and nine directors. Each director is elected at the annual general shareholders meeting and serves a term of one year until the next annual general shareholders meeting. A director may resign or be dismissed from the board of directors by shareholder vote. The board of directors must be notified in writing, signed by the resigning director, of any premature resignation. The board of directors elects a chairman from among its members. The articles of association specify that Dynea Chemicals Oy shall have a managing director who is appointed and dismissed by the board of directors.

         Shareholder Meetings. General meetings of shareholder must be held each year within six months of the end of the company's accounting period. The general meeting of shareholders is convened by the board of directors, which determines the time and place for the meeting. Notice is given in writing to each shareholder listed on the share register, no more than four weeks and no less than one week before the meeting is to take place.

Material Contracts

         The following summary of the senior credit agreement and other debt instruments summarizes the material terms of those documents. For a description of various acquisition and disposition contracts, see "Item 4.
Information on the Company--Businesses That Have Been Sold."

         The Senior Credit Agreement

         On November 15, 2001, Dynea Chemicals entered into an amended and restated credit agreement relating to the senior credit agreement entered into in conjunction with the closing of the Dyno acquisition and the issuance of the notes. The principal parties are the lenders named in the senior credit agreement, Salomon Brothers International Limited as lead arranger and Citibank International Plc as facility agent and security trustee.

         Under the amended covenants to the senior credit agreement, we will be allowed to maintain amended ratios from December 31, 2001 until June 30, 2003 for the following ratios at the following levels:

          o the EBITDA to total net interest costs ratio for the twelve months to December 31, 2001 through the twelve months to June 30, 2003 was amended from ratios of 1.70:1 ranging to 2.05:1 for that period to 1.25:1 to 2.00:1;

          o net debt to EBITDA ratio for the twelve months to December 31, 2001 through the twelve months to June 30, 2003 was amended from ratios of 5.20:1 ranging to 4.60:1 for that period to 6.90:1 to 4.75:1;

          o EBITDA to total net senior interest costs ratio for the twelve months to December 31, 2001 through the twelve months to June 30, 2003 was amended from ratios of 3.00:1 ranging to 3.60:1 for that period to 2.20:1 to 3.60:1; and

          o cashflow to total funding costs ratio for the twelve months to December 31, 2001 through the twelve months to June 30, 2003 was amended from ratios of 1.00:1 for that period to 0.75:1 to 0.90:1;

         in each case as those terms are defined in the senior credit agreement.

         In addition, under the amended terms, Dynea International will procure that after July 31, 2003 either for two periods of five successive days or, one period of 10 days, in each of its financial years after July 31, 2003, the aggregate of all withdrawals under the revolving credit facility shall not exceed (euro)10.0 million.

         As regards other terms, they remain the same as in the original credit agreement signed on August 7, 2000. Under that agreement, Dynea Chemicals Oy entered into a credit agreement at the closing date of the acquisition of Dyno, with the Lenders named in the senior credit agreement, Salomon Brothers International Limited as lead arranger and Citibank International Plc as facility agent and security trustee. The facilities provided under the Credit Agreement consist of:

          o    a(euro)190 million 7 year term loan (the "Term Loan A");

          o    a(euro)95 million 8 year term loan (the "Term Loan B");

          o    a(euro)95 million 9 year term loan (the "Term Loan C"); and

          o an(euro)100 million multicurrency revolving loan and guarantee credit facility with a 7 year maturity.

         The senior credit agreement provides that Dynea Chemicals Oy and/or some of our subsidiaries may borrow under particular tranches, in particular amounts and, in some cases, in particular currencies.

         The Term Loan A, Term Loan B, Term Loan C and the revolving credit facility may be borrowed in euros or other currencies as agreed. Under the terms of the senior credit agreement, and in order to provide financing for the acquisition of Dyno, the Term Loan A, the Term Loan B and the Term Loan C were fully drawn on the date of the acquisition of Dyno closing. Each of the Term Loans and revolving credit facility were available only on the issuance of the initial notes.

         Term Loan A. The Term Loan A was drawn in various tranches and currencies by Dynea Chemicals Oy and its subsidiaries to refinance Neste's existing debt, to fund the acquisition of Dyno and refinance existing Dyno debt. The Term Loan A will amortize as detailed below, with final maturity on June 30, 2007. Each separate advance shall be repaid pro rata. Due to the sale of the polyester business Dynea Chemicals Oy a prepayment of The Term Loan A was made pro rata for (euro)29.4 million in 2001. The repayment from the proceeds of the sale of the polyester business are reflected in the payment amounts below.

 Repayment Date:                                         Payment Amounts
 -------------------                                     ---------------
                                                               (%)
 June 30, 2001.......................................           3.95
 December 31, 2001...................................          19.44
 June 30, 2002.......................................           4.38
 December 31, 2002...................................           4.38
 June 30, 2003.......................................           5.47
 December 31, 2003...................................           5.47
 June 30, 2004.......................................           6.56
 December 31, 2004...................................           6.56
 June 30, 2005.......................................           7.66
 December 31, 2005...................................           7.66
 June 30, 2006.......................................           8.76
 December 31, 2006...................................           8.76
 June 30, 2007.......................................          10.95

         Term Loan B. The Term Loan B was drawn in various tranches and currencies by Dynea Chemicals Oy and its subsidiaries to refinance Neste's existing debt, to fund the acquisition of Dyno and refinance existing Dyno debt. The Term Loan B will amortize as detailed below, with final maturity on June 30, 2008. Each separate advance shall be repaid pro rata. Due to the sale of the polyester business Dynea Chemicals Oy a prepayment of The Term Loan B was made pro rata for (euro)3.3 million in 2001. The repayment from the proceeds of the sale of the polyester business are reflected in the payment amounts below.

 Repayment Date:                                         Payment Amounts
 -------------------                                     ---------------
                                                               (%)
 November 29, 2001...................................           3.52
 January 31, 2002....................................           5.34
 March 28, 2002......................................           7.27
 December 31, 2007...................................          41.94
 June 30, 2008.......................................          41.94

         Term Loan C. The Term Loan C was drawn in one U.S. dollar tranche by Dynea Chemicals Oy to refinance Neste's existing debt, to fund the acquisition of Dyno and refinance existing Dyno debt. The Term Loan C will be repaid in one installment on June 30, 2009. Due to the sale of the Polyester business Dynea Chemicals Oy, a prepayment of The Term Loan C was made pro rata for (euro)15.3 million in 2001.

         Revolving Credit Facility. The revolving credit facility provides
(euro)100 million to finance the ongoing working capital and general corporate requirements of Dynea Chemicals Oy and some of its subsidiaries.

         Prepayment. In addition to the scheduled amortization and repayment dates described above, in some circumstances the senior credit agreement requires mandatory prepayments of outstanding amounts under the various facilities when Dynea Chemicals Oy or its subsidiaries, including if:

          o Dynea Chemicals or any of its subsidiaries receives cash proceeds (including deferred consideration) from the sale of assets which is not used to fund related expenses, taxes, pension costs or costs relating to related intellectual property rights, other than in connection with sales that are in the ordinary course of business, are used to purchase another replacement asset, are among members of the group or which relate to certain other exceptions identified in the senior credit agreement;

          o Dynea Chemicals receives surplus cash during a financial year, which consists of the amount by which its cash flow exceeds the aggregate of its total funding costs, the aggregate amount of prepayments made during that financial year and (euro)10.0 million;

          o Dynea Chemicals or any of its subsidiaries receives insurance proceeds in aggregate in excess of (euro)0.2 million, other than amounts required to be paid to them as a result of the sale of the explosives operations, and does not apply those funds in reinstatement of the insured asset or payment of a third party liability in respect of which they were received within six months of being received;

          o Dynea Chemicals or any of its subsidiaries receives any amount in excess of (euro)0.1 million from any of the vendors under the acquisition agreement relating to the acquisition of Neste, net of any reasonable costs an expenses of recovery and any tax payable, unless those funds are applied to make good or purchase an asset to replace directly the asset or to pay the liabilities in respect of which the payment was received, or to compensate the recipient for a cash loss;

          o all or substantially all of the business and assets of Dynea Chemicals and its subsidiaries are disposed of;

          o the share capital of Dynea Oy, Dynea International, Dynea Chemicals or any other group company is admitted to any recognized securities exchange;

          o a change of control occurs (as that event is defined in the senior credit agreement); or

          o it is or becomes illegal for any lender under the senior credit agreement to maintain all or part of its commitment or to continue to make available or fund or maintain its participation in any part of the senior credit agreement.

         Indebtedness under the senior credit agreement may be voluntarily prepaid by the borrowers in whole or in part without premium or penalty. Any prepayment of any of the term loan facilities shall be made only pro rata with each of the other term loan facilities. Partial voluntary prepayments and any mandatory repayments referred to above will be applied against the Term Loan A, the Term Loan B and the Term Loan C pro rata.

         Interest Rate and Fees. Advances under the Term Loan A bear interest at LIBOR plus an initial interest margin of 2.00% per annum, together with mandatory costs. Advances under the Term Loan B and Term Loan C bear interest at LIBOR plus an interest margin of 2.50% and 3.00%, respectively, per annum and mandatory costs. Advances under the revolving credit facility bear interest at LIBOR plus an initial interest margin of 2.00% per annum and mandatory costs. The interest margin may be reduced for advances under the Term Loan A and the revolving credit facility if Dynea Chemicals Oy, on a consolidated basis, meets specified financial targets during a fiscal year with respect to each financial year beginning after December 31, 2001, but the margin may not be less that 1.25%. We currently do not benefit from any interest margin reduction.
Generally:

          o in respect of any such financial year beginning after December 31, 2001, the margin shall be 1.75% per annum if the total ratio of total net debt to EBITDA (as those terms are defined in the senior credit agreement) for the relevant financial year is less than or equal to 4.00:1, but, after December 31, 2002, is greater than or equal to 3.50:1;

          o in respect of any such financial year beginning after December 31, 2002, the margin shall be 1.50% per annum if the total ratio of total net debt to EBITDA for the relevant financial year is less than or equal to 3.50:1, but, after December 31, 2003, is greater than or equal to 3.00:1;

          o in respect of any such financial year beginning after December 31, 2003, the margin shall be 1.25% per annum if the total ratio of total net debt to EBITDA for the relevant financial year is less than or equal to 3.00:1;

         If these or additional specified conditions are not met, then the margin may be increased to 2%, including if management accounts are not provided to the facility agent in a timely manner and if there is a default or event of default which has occurred and is continuing under the senior credit agreement. If the targets, which only go into effect in year 2002, were applied to the current year, we would not currently meet them.

         For the Term Loan A, the Term Loan B and the Term Loan C, Dynea Chemicals Oy will pay a commitment fee of 0.50% per annum for the period from the date of the credit agreement until fully drawn or cancelled. With respect to the revolving credit facility, Dynea Chemicals Oy will pay a commitment fee equal to 0.50% per annum, from the date of the senior credit agreement until the close of business on the relevant final repayment date on the unused and uncancelled portion of that facility. In addition, the borrowers will pay some agency and other fees.

         Security. The security for the borrowers' obligations under the senior credit agreement consists of, to the extent legally or practically possible, first priority security comprising mortgages and fixed and floating charges over all of the assets of Dynea Chemicals Oy and its material subsidiaries and a security interest in the shares of Dynea Chemicals Oy.

         Covenants. The senior credit agreement contains a number of covenants requiring the borrowers to achieve or maintain specified consolidated financial ratios. Dynea Chemicals Oy has agreed to maintain the following ratios for each 12-month period, as measured on every March 31, June 30, September 30 and December 31 for the preceding 12 months.

          o a ratio of EBITDA to total net interest costs, which varies between 1.50:1 for the 12 months to June 30, 2002 to 2.60:1 for each 12-month period ending on those dates for periods after September 30, 2005;

          o a ratio of net debt to EBITDA, which varies between 6.70:1 for the 12 months to June 30, 2002 to 3.10:1 for each 12-month period ending on those dates for periods after December 31, 2006;

          o a ratio of EBITDA to total net senior interest costs, which varies between 2.85:1 for the 12 months to June 30, 2002 to 5.40:1 for each 12-month period ending on those dates for periods after December 31, 2006; and

          o a ratio of cashflow to total funding costs, which varies between 0.95;1 for the 12 months to June 30, 2002 to 1.10:1 for each 12-month period ending on those dates after September 30, 2005;

              in each case as those terms are defined in the senior credit agreement. As used in the senior credit agreement, EBITDA means, in relation to Dynea Chemicals Oy and its subsidiaries for any period, those companies' consolidated net profit for that period before taxes and total net interest costs and adding back:

          o depreciation charged to the consolidated profit and loss account of those companies during that period;

          o any amount of goodwill relating to the net goodwill arising from the acquisition of Neste and the acquisition of Dyno and amortized in that period against the consolidated profit and loss account of those companies;

          o fees, commissions, costs and expenses properly incurred by Dynea, Neste or Nordkem A/S in relation the acquisition of Neste or the acquisition of Dyno and other non-cash items charged or amortized in that period to, or against, the consolidated profit and loss account of those companies;

          o any restructuring costs identified to the banks under the senior credit agreement which are paid by December 31, 2001, to a maximum amount of (euro)20.0 million, to the extent they do not constitute an extraordinary or exceptional item;

              but excluding:

          o    profit and loss attributable to minority interests;

          o    any profit or loss arising on the disposal of fixed assets;

          o income from, and investments in, participating interests in associated undertakings and income from any other fixed asset investment;

          o    amounts written off the value of investments;

          o    realized and unrealized exchange gains and losses;

          o    other restructuring costs; and

          o    extraordinary and exceptional items.

         The senior credit agreement also contains general covenants which restrict the incurrence of debt and liens, the payment of dividends, the disposition of assets, the incurrence of capital expenditures above certain levels and some other activities and transactions.

         The senior credit agreement generally provides that none of Dynea Chemicals Oy or its subsidiaries may make any payments to Dynea International Oy, by way of dividends, loans or otherwise. However, provided that no event of default (or event which could become an event of default) has occurred, the senior credit agreement permits payments to Dynea International Oy in order to pay fees and expenses of an administrative nature incurred by Dynea International Oy or Dynea Oy or to enable Dynea International Oy to pay interest, additional amounts, and special interest on the notes and principal on the notes at their original maturity date.

         Events of Default. The senior credit agreement contains events of default customary for senior leveraged acquisition financings, including, among others, non-payment of principal or interest thereunder, defaults with respect to some other indebtedness, failure to observe covenants set forth in the Credit Agreement, some judgment defaults and some bankruptcy-related events.

         Hedging Obligations. Pursuant to the senior credit agreement, we will enter into interest rate hedging arrangements covering at least 50% of commitments under the Term Loan A, the Term Loan B, the Term Loan C for a period of at least 3 years within 60 days of the acquisition of Dyno closing.

         The Intercreditor Agreement

         We, Dynea Chemicals Oy, the Trustee, Citibank International plc and Citibank N.A. entered into an intercreditor agreement in connection with the senior credit agreement, the issuance of the initial notes and the NCI loan facility (which was repaid in 2000). The intercreditor agreement sets out the respective rights of some of our creditors, Dynea Chemicals Oy and our subsidiaries, as regards ranking of debt, security and enforcement, and defines the circumstances in which payments may be made by Dynea Chemicals Oy and its subsidiaries in respect of some debt (including the notes and the NCI loan facility, Dynea Chemicals Oy's guarantee of the notes and the NCI loan facility and the Intercompany Loans pursuant to which we will advance the proceeds from this offering to our subsidiaries). Upon consummation of the offering, the Trustee, on behalf of the note holders, also became a party to the intercreditor agreement.

         The Indenture

         Pursuant to an indenture, dated August 8, 2000, by and between The Bank of New York as trustee, Dynea Chemicals Oy, as guarantor and Dynea International Oy as issuer, we issued an aggregate principal amount of (euro)250 million of 12 1/4% Senior Notes due 2010. At our option, we may redeem these notes on or after August 15, 2005 at redemption prices beginning at 106.125% and declining thereafter. We may also redeem these notes prior to August 15, 2005 at a make-whole price, and we may redeem 35% of these notes on or prior to August 15, 2003 with the net proceeds of offerings of our common equity or the common stock of our parent holding company. Upon the occurrence of specified change of control events, as described in the indenture, each holder of the notes will have the right to require us to purchase such notes at a price equal to 101% of the principal and amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, pursuant to the indenture, we and our restricted subsidiaries are subject to certain restrictive covenants, including, without limitation, our ability to incur indebtedness, to pay dividends and to make investments.

                              DOCUMENTS ON DISPLAY

         We are required to file periodic reports and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this annual report, including the attached exhibits, and any reports, statements or other information that we file at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

         In addition, the indenture governing the notes requires us to deliver to our note holders and to the trustee for the note holders copies of all reports that we file with the SEC without any cost to our note holders. We will also furnish those other reports as we may determine or as the law requires. So long as the notes continue to be listed on the Luxembourg Stock Exchange, copies of any such reports will be available during normal business hours on any business day at the office of Banque Internationale a Luxembourg.

         You should rely only on the information provided in this annual report. No person has been authorized to provide you with different information.

         The information in this annual report is accurate as of the date on the front cover. You should not assume that the information contained in this annual report is accurate as of any other date.

         Some terms mentioned in this annual report are registered in some jurisdictions as our trademarks. This annual report also refers to the trademarks of other companies.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Financial Risk Management

         Our business operations give rise to market risks exposure due to changes in foreign exchange and interest rates. Also our high level of debt makes us exposed to changes in interest rates. To manage these risks, we enter into hedging transactions and generally use derivative financial instruments, pursuant to established guidelines and policies, which enable us to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

         We do not anticipate any material adverse effect on our consolidated position, result of operations, or cash flows, resulting from the use of derivative financial instruments. We cannot guarantee, however, that our hedging strategies will be effective, or that translation losses can be minimized or forecast accurately.

Foreign Exchange Risk and Interest Rate Risk

         Our operations are conducted by many entities in many countries, and accordingly, our results of operations are subject to currency transaction risk and currency translation risk. Dynea's historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, the Canadian dollar and the Swedish krona and by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as we have a significant amount of worldwide production and sales.

         Because we have global investments, production facilities and other operations, we have assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in our financial statements. We hedge our exposures on a net exposure basis using foreign currency forward contracts. Dynea International's main exposures are related to assets and liabilities denominated in the currencies of the United States, Norway and Canada. Our businesses includes a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. Our main adhesive resin business sales are, however, largely conducted within a limited geographic area near our production sites, which somewhat limits our foreign exchange transaction exposures.

         Our main objective of interest rate risk management will continue to be to reduce our total funding cost and to alter the interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, we are required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. We have historically primarily borrowed in the euro, U.S. dollar, Canadian dollar, Norwegian kroner and Swedish krona, among other currencies. Our historical policy was to hedge approximately 50% of borrowings against future movements in interest rates.

Interest Rate Exposure

         As of December 31, 2001, Dynea International had (euro)23.6 million in syndicated long-term variable rate debt, of which (euro)184.6 million was hedged through LIBOR-based participating swaps that had a remaining average life of approximately 1 year. These swaps effectively hedge for 50% interest rate change until the defined capped rate of interest, after which the hedge is 100%. Capped interest rates for Norwegian kroner, Canadian dollar and euro were 8%, 7% and 5%, respectively. In addition, Dynea International has U.S. dollar denominated caps with two different capped interest rates. One contract with nominal value of $10 million has a capped rate of 7.50% and the other contract with a nominal value of $30.5 million has a capped rate of 7.25%. An interest rates average increase of 25 basis points would cause Dynea International's annual interest expense to increase about (euro)0.6 million, with those interest rates being below the capped rates of interest.

         Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The fair value of Dynea International's interest rate derivatives outstanding as of December 31, 2001 and December 31, 2000 were (euro)(3.7) million and (euro)(1.7), respectively.


                                            Notional
Interest Rate Swaps at December 31, 2001     Amount               Maturity
---------------------------------------- ----------------   --------------------
                                         (in (euro) 000)
 Variable to Fixed:
 Norwegian kroner...................          38.5         October  2003
 Euro...............................          14.3         December 2002
 U.S. dollar .......................          91.9         December 2002 / January 2003
 Canadian dollar ...................          40.0         December 2002 / January 2003


         Short-term loans also involve interest rate risk. We mainly borrow under our revolving credit facility to cover working capital and other needs. The balance of revolving credit facility was (euro)85.1 million as of December 31, 2001.

Foreign Currency Exchange Rate Exposure

         At December 31, 2001, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International's primary net foreign currency exposures at December 31, 2001 included U.S. dollar, Norwegian kroner and Canadian dollar. As of December 31, 2001 and December 31, 2000, Dynea International recognized a net loss of (euro)5.9 million and a net loss of
(euro)7.3 million, respectively, related to foreign currency forwards. There were no gains or losses deferred at either date. Consistent with the nature of the economic hedge of those foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The fair value of Dynea International's forward exchange contracts that were outstanding as of December 31, 2001 and December 31, 2000, were (euro)(1.6) and (euro)(0.1) million, respectively.

Item 12. Description of Securities Other than Equity Securities.

         Not applicable.

PART II

Item 13. Defaults, Dividend Arrearges and Deliquencies.

         Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

         Not applicable.

Item 15. [Reserved].

Item 16. [Reserved].

PART III

Item 17. Financial Statements.

         See pages F-1 to F-45 and G-1 to G-44.

Item 18. Financial Statements.

         Not applicable.

Item 19. Exhibits.

Item           Exhibit
----           -------

1.1       Articles of Association of Dynea Chemicals Oy (formerly Neste
          Chemicals Oy)

1.2 Articles of Association of Dynea International Oy (formerly Neste Chemicals International Oy)

2.1* Indenture, dated as of August 8, 2000, among Neste Chemicals International Oy, Neste Chemicals Oy and The Bank of New York

4.1* Registration Rights Agreement, dated as of August 8, 2000, among Neste Chemicals International Oy, Salomon Brothers International Limited, WestLB Panmure Limited and The Royal Bank of Scotland plc

4.2* Purchase Agreement, dated as of August 3, 2000, for 240 million Aggregate Principal Amount 12 1/4% Senior Notes due 2010 between Neste Chemicals International Oy, Neste Chemicals Oy and Salomon Brothers International Limited.

4.3* Purchase Agreement, dated as of August 21, 2000, for 10 million Aggregate Principal Amount 12 1/4% Senior Notes due 2010 between Neste Chemicals International Oy, Neste Chemicals Oy and Salomon Brothers International Limited.

4.4* Credit Agreement, dated August 7, 2000, Neste Chemicals Oy, Nordkem AS, The Banks, Citibank International plc, Citibank N.A. and Salomon Brothers International Limited

4.5 Amendment And Restatement Agreement Relating To A Credit Agreement Dated 7 August 2000, dated November 15, 2001 between Dynea Chemicals Oy, Nordkem As, Citibank International Plc, Citibank International Plc, Citibank, N.A. and Salomon Brothers International Limited.

4.6* Intercreditor Agreement, dated August 8, 2000, between Neste Chemicals Oy and Neste Chemicals International Oy and the Senior Banks and Citibank International plc, Citibank International plc, Citibank, N.A., Citibank International plc and The Bank of New York

4.7* Sale and Purchase Agreement relating to the explosives business of the Dyno ASA Group, dated August 8, 2000 between Dyno ASA, Dyno Industries USA Inc. and Dyno Nederland B.V. (as Sellers) and Dyno Nobel ASA, Dyno Nobel Holding USA Inc., Dyno Nobel Holding Australia Ltd., and Lagrummet December Nr 622 AB (under change of name to Dyno Nobel Holding Sweden AB) (as Buyers)

4.8 Amendment Agreement dated February 6, 2002 to the Sale and Purchase Agreement dated 8th August 2000 relating to the explosive business of the Dyno ASA Group between Dyno ASA, Dyno Industries USA Inc., Dyno Nederland B.V. (as Sellers) and Dyno Nobel ASA, Dyno Nobel Holding USA Inc., Dyno Nobel Holding Australia Ltd, Dyno Nobel Holding Sweden AB, and Dyno Nobel B.V. (as Buyers)

4.9* Agreement relating to the sale of the entire issued share capital of Marmorandum Holding AB, dated August 7, 2000, between Nordkem B.V. and Largrummet December nr 638 AB

4.10(1)* Master Business Purchase Agreement, dated February 23, 2001, by and between Neste Chemicals Oy as Seller on behalf of itself and The Polyester Group Companies and Ashland Inc. as Purchaser

8.1       Principal subsidiary undertakings as at December 31, 2001

10.1* Mandatory offer to acquire all shares in Dyno ASA made by Nordkem AS, dated August 25, 2000

------------------
*        Exhibits to the registrant's Registration Statement on Form F-4
         (No. 333-13782 and 333-13782-01) filed August 2, 2001 under the
         Securities Act of 1933, as amended, hereby incorporated by reference in this annual report.

(1) Portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under 17 C.F.R.ss.200.80(b).

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       DYNEA INTERNATIONAL OY
                                       Registrant


                                       /s/ Filip Frankenhaeuser
                                       -----------------------------------
                                       Name: Filip Frankenhaeuser
                                      Title: Executive Vice President and
                                             Chief Financial Officer




                                       DYNEA CHEMICALS OY
                                       Registrant


                                       /s/ Filip Frankenhaeuser
                                       -----------------------------------
                                       Name:  Filip Frankenhaeuser
                                       Title: Executive Vice President and
                                              Chief Financial Officer
Date:  April 30, 2002

                          INDEX TO FINANCIAL STATEMENTS






       Audited consolidated and combined financial statements of Dynea International Oy and Subsidiaries as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and 2000, the one month ended December 31, 1999 and the eleven months ended November 30, 1999:

       Reports of Independent Accountants .................................. F-2
       Consolidated Balance Sheet .......................................... F-7
       Consolidated and Combined Income Statement .......................... F-8
       Consolidated and Combined Statement of Changes in Equity ............ F-9
       Consolidated and Combined Cash Flow Statement ...................... F-10
       Notes to Consolidated and Combined Financial Statements ............ F-11





       Audited consolidated and combined financial statements of Dynea Chemicals Oy and Subsidiaries (the Guarantor) as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and 2000, the one month ended December 31, 1999, and the eleven months ended November 30, 1999:

       Reports of Independent Accountants .................................. G-1
       Consolidated Balance Sheet .......................................... G-6
       Consolidated and Combined Income Statement .......................... G-7
       Consolidated and Combined Statement of Changes in Equity ............ G-8
       Consolidated and Combined Cash Flow Statement ....................... G-9
       Notes to Consolidated and Combined Financial Statements ............ G-10

                     Dynea International Oy and Subsidiaries

                        REPORT OF INDEPENDENT ACCOUNTANTS


Helsinki, 24 April 2002

To the Shareholder and the Board of Directors of Dynea International Oy and its subsidiaries:

In our opinion, based on our audits and the reports of the other auditors, the accompanying Consolidated Balance Sheet and the related Consolidated Income Statement, Statement of Changes in Equity and Cash Flow Statement present fairly, in all material respects, the financial position of Dynea International Oy and its subsidiaries ("the Company") at December 31, 2001 and 2000 and the results of their operations and their cash flows for the year ended December 31, 2001 and 2000 and for the period from December 1, 1999 through December 31, 1999, in conformity with International Accounting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Nordkem AS, a wholly-owned subsidiary of the Company, which consolidated financial statements, expressed in conformity with International Accounting Standards, reflect total assets of (euro)928.6 million at December 31, 2000 and total revenues of (euro)207.3 million for the period from August 8, 2000 through December 31, 2000. In addition, we did not audit the consolidated financial statements of Krems Chemie Akttiengesellschaft, Krems, a 96.4 percent owned subsidiary, which consolidated financial statements, expressed in conformity with accounting principles generally accepted in Austria, reflect total assets of (euro)74.5 million (Austrian Shillings 1,025.2 million) at December 31, 1999 and total revenues of (euro)6.7 million (Austrian Shillings 91.6 million) for the period from December 1, 1999 through December 31, 1999. Those consolidated financial statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Nordkem AS under International Accounting Standards and Krems Chemie Akttiengesellschaft, Krems under generally accepted accounting principles in Austria, is based solely on the reports of the other auditors. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of Krems Chemie Akttiengesellschaft, Krems financial statements from accounting principles generally accepted in Austria to International Accounting Standards) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion expressed above.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss expressed in euros for the year ended December 31, 2001 and 2000 and for the period from December 1, 1999 through December 31, 1999, and the determination of the consolidated shareholder's equity also expressed in euros at December 31, 2001 and 2000 to the extent summarized in Note 28 to the consolidated financial statements.

PricewaterhouseCoopers Oy
Authorized Public Accountants



Kim Karhu

                     Dynea International Oy and Subsidiaries

                          INDEPENDENT AUDITORS' REPORT


To the Shareholder of Nordkem AS


We have audited the consolidated balance sheet of Nordkem AS and its subsidiaries as of December 31, 2000 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the period from August 8, 2000 through December 31, 2000 (not presented separately herein). These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Nordkem AS and its subsidiaries as of December 31, 2000 and the results of their operations, their cash flows and their changes in shareholders' equity for the period from August 8, 2000 through December 31, 2000 in conformity with International Accounting Standards.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for period from August 8, 2000 through December 31, 2000 and the determination of shareholders' equity as of December 31, 2000 to the extent summarized in Note 21 to the consolidated financial statements (not presented separately herein).


Deloitte & Touche AS


Oslo, Norway
May 15, 2001

                     Dynea International Oy and Subsidiaries

                        REPORT OF INDEPENDENT ACCOUNTANTS


INDEPENDENT AUDITOR` REPORT ON THE
DECEMBER FINANCIAL STATEMENTS OF
KREMS CHEMIE AKTIENGESELLSCHAFT


To Krems Chemie Aktiengesellschaft


We have audited the financial statements of Krems Chemie Aktiengesellschaft, Krems consisting of the balance sheet as of December 1999 and the profit and loss account for the one month ended December 31, 1999 (not presented separately herein). The financial statements are prepared under Austrian GAAP and expressed in Austrian Schillings. The financial statements are the responsibility of Krems Chemie AG<180>s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial information on the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements for Krems Chemie Aktiengesellschaft, Krems present fairly, in all material respects, the financial position of Krems Chemie as of December 31, 1999, and its results of operations for the one month then ended in accordance with generally accepted accounting principles in Austria.

Vienna, Austria, May 26, 2000

                                          ARTHUR ANDERSEN
                                Wirtschaftsprufungsgesellschaft mbH




                          Michael SCHOBER                    Manfred GERITZER
                                    Certified public accountants

                     Dynea International Oy and Subsidiaries

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of Dynea International Oy and Subsidiaries

         In our opinion, based upon our audits, the accompanying combined statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the results of operations and of cash flows of the specialty chemical division of Fortum Oyj ("Fortum"), which is the combination of several subsidiaries and divisions involved in the chemicals business of Fortum that were purchased by Industri Kapital investors (referred to as "Neste Chemicals Group" or the "Group" or "Dynea International Oy Predecessor"); for the eleven month period ended November 30, 1999, in conformity with International Accounting Standards. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit Krems Chemie Aktiengesellschaft, Krems, a subsidiary which is 96.4 percent owned by the Group, whose consolidated statements expressed in conformity with accounting principles generally accepted in Austria reflect total assets of
(euro)82.1 million (Austrian Shillings 1,129.8 million) at November 30, 1999 and total revenues of (euro)133.3 million (Austrian Shillings 1,834.3 million) for the eleven month period ended November 30, 1999. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Krems under generally accepted accounting principles in Austria, is based solely on the report of the other auditors. We conducted our audit in accordance with auditing standards generally accepted in the United States and International Standards on Auditing, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of Krems financial statements from Austrian GAAP to International Accounting Standards) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for the opinion expressed above.

         International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of combined net loss expressed in euros for the eleven month period ended November 30, 1999, and the determination of combined shareholders' equity also expressed in euros at November 30, 1999 to the extent summarized in Note 28 to the combined financial statements.

PricewaterhouseCoopers Oy
Helsinki, Finland

April 30, 2000, except for Note 28 which is as of June 30, 2000

                     Dynea International Oy and Subsidiaries

                        REPORT OF INDEPENDENT ACCOUNTANTS


INDEPENDENT AUDITOR` REPORT ON THE
CONSOLIDATION FINANCIAL STATEMENTS OF
KREMS CHEMIE AKTIENGESELLSCHAFT


To Krems Chemie Aktiengesellschaft


We have audited the financial statements of Krems Chemie Aktiengesellschaft, Krems consisting of the balance sheet as of November 1999 and the profit and loss account for the eleven months ended November 30, 1999 (not presented separately herein). The consolidated financial statements are prepared under Austrian GAAP and expressed in Austrian Shillings. The consolidated financial statements are the responsibility of Krems Chemie AG's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial information on the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements for Krems Chemie Aktiengesellschaft, Krems present fairly, in all material respects, the consolidated financial position of Krems Chemie as of November 30, 1999, and its results of operations for the eleven months then ended in accordance with generally accepted accounting principles in Austria.

Vienna, Austria, May 26, 2000

                                          ARTHUR ANDERSEN
                                Wirtschaftsprufungsgesellschaft mbH




                          Michael SCHOBER                    Manfred GERITZER
                                    Certified public accountants

                     Dynea International Oy and Subsidiaries
                           Consolidated Balance Sheet
                        (all amounts in (euro) millions)



                                                                                   As at              As at
                                                                    Notes    December 31, 2001  December 31, 2000
                                                                   ----------------------------------------------
Assets
Non-current assets
   Property, plant and equipment, net                                  4        (euro) 457.3       (euro) 500.1
   Intangible assets                                                   5               269.2              277.9
   Investments in associates and joint ventures                        6                39.3               43.2
   Deferred tax assets                                                 15                 --               10.6
   Other non-current assets                                                              3.0                7.7
                                                                                         ---                ---
   Total non-current assets                                                            768.8              839.5
                                                                                       -----              -----
Current assets
   Inventories                                                         7                73.5              102.5
   Accounts receivable and prepayments                                 8               148.6              195.9
   Marketable securities                                               10                1.7               61.8
   Taxes currently receivable                                                           10.1               14.5
   Other current assets                                                12                1.2               47.6
   Cash and cash equivalents                                           29               59.5               40.2
                                                                                        ----               ----
   Total current assets                                                                294.6              462.5
                                                                                       -----              -----
Total assets                                                                         1,063.4            1,302.0
                                                                                     =======            =======

Equity and liabilities
Capital and reserves
   Share capital                                                       13              281.0              281.0
   Group contribution                                                  25               38.2                 --
   Cumulative translation adjustment                                                   (25.0)              (9.5)
   Accumulated loss                                                                   (121.5)             (71.5)
                                                                                      ------             ------
   Total capital and reserves                                                          172.7              200.0
                                                                                       -----              -----
Minority interest                                                      2                10.0                8.4

Non-current liabilities
   Long-term borrowings                                                14              517.5              575.5
   Pension liabilities                                                 16               14.2               13.2
   Long-term provisions                                                17               11.2               13.5
   Deferred tax liabilities                                            15               54.7               87.4
   Other non-current liabilities                                                         6.9                0.4
                                                                                       -----              -----
   Total non-current liabilities                                                       604.5              690.0
                                                                                       -----              -----
Current liabilities
   Accounts payable                                                    18               82.9              113.9
   Accrued liabilities                                                 19               28.0              109.0
   Long-term borrowings due currently and short-term borrowings        14              121.7              112.7
   Taxes currently payable                                                               8.2               37.8
   Other current liabilities                                                            35.4               30.2
                                                                                        ----               ----
   Total current liabilities                                                           276.2              403.6
                                                                                       -----              -----
Total liabilities                                                                      880.7            1,093.6
                                                                                       -----            -------
   Commitments and contingencies                                       20
Total equity and liabilities                                                  (euro) 1,063.4     (euro) 1,302.0
                                                                              ==============     ==============




On April 24, 2002, Dynea International Oy's Board of Directors authorized these financial statements for issue.



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     Dynea International Oy and Subsidiaries
                   Consolidated and Combined Income Statement
                        (all amounts in (euro) millions)


                                                                                Consolidated                            Combined
                                                                                (Successor)                          (Predecessor)

                                                              Year Ended         Year Ended       One Month Ended   11 Months Ended
                                                   Notes  December 31, 2001  December 31, 2000  December 31, 1999  November 30, 1999
                                                  ----------------------------------------------------------------------------------
Sales                                             3         (euro) 1,049.6     (euro) 1,054.6       (euro)  66.2       (euro) 770.6

Other operating income                                                11.3               18.2                3.1                6.9

Changes in inventories of finished goods
and work in progress                                                   8.5                2.7               (4.2)              11.7
Raw materials and consumables used                                   690.0              686.8               47.0              455.2
Services and rents                                                    27.4               28.1                1.4               21.6
Staff costs                                       21                 131.5              142.5               10.3              120.8
Other operating expense                                              125.9              151.8               17.5              118.2
Depreciation and amortization                     4,5                 56.5               50.3                4.8               45.7
Restructuring and other related items             17                   3.2               25.5                0.2                1.4
Profit on sale of associates                      22                  (3.0)                --                 --                 --
Loss on sale of discontinued operation            23                   3.3                 --                 --                 --
Impairment write-downs                            4,5                  2.3                6.4                 --                 --
                                                                      ----               ----               ----                ---

Operating profit (loss)                                               15.3              (21.3)              (7.7)               2.9

Finance costs                                     24                 (80.2)             (75.1)              (2.0)              (4.5)
Share of income in associates and joint ventures  6                    9.7               15.2                0.1                0.3
                                                                      ----               ----               ----                ---

Loss before income taxes and minority interest                       (55.2)             (81.2)              (9.6)              (1.3)

Income tax benefit (expense)                      15                   7.6               19.6                0.5              (15.3)
                                                                      ----               ----               ----               ----

Loss from ordinary activities before
minority interest                                                    (47.6)             (61.6)              (9.1)             (16.6)

Minority interest income (expense)                2                   (2.4)              (0.7)              (0.1)               0.4
                                                                      ----               ----               ----                ---

Net loss for the year/period                                  (euro) (50.0)      (euro) (62.3)       (euro) (9.2)      (euro) (16.2)
                                                              ============       ============        ===========      =============








              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     Dynea International Oy and Subsidiaries
            Consolidated and Combined Statement of Changes in Equity (all amounts in (euro) millions except share information)

 Combined                                             Predecessor
                                                           Equity
  Balance, December 31, 1998 (Predecessor)                  159.4
  Net loss for the period                                   (16.2)
  Cash Contributions                                        105.6
  Capital distributions - non-cash                          (31.8)
  Cash dividend                                              (8.5)
  Translation adjustment                                      7.9
                                                              ---
  Balance, November 30, 1999 (Predecessor)           (euro) 216.4
                                                     ============

Total recognized losses, representing the total of net loss and translation adjustment, for the period ended November 30, 1999 were (euro)8.3 million.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Total
                                           Issued and   Issued but                             Cumulative   Recognised
                                   Shares  Paid Share    not Paid        Group    Accumulated  Translation     Gains       Total
Consolidated                       Issued    Capital   Share Capital Contribution    Loss      Adjustment   and Losses     Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 1, 1999
(Successor)                          --          --           --            --         --            --           --          --
Shares issued                    1,850,000 (euro)185.0        --            --         --            --           --    (euro)185.0
Net loss for the period              --          --           --            --         (9.2)         --           (9.2)        (9.2)
Translation adjustment               --          --           --            --         --           (0.1)         (0.1)        (0.1)
                                     --          --           --            --         --           -----
Balance, December 31, 1999
(Successor)                      1.850,000       185.0        --            --         (9.2)        (0.1)         (9.3)       175.7
Shares issued                      960,000        91.5        4.5           --         --            --             --         96.0
Net loss for the year                --          --           --            --        (62.3)         --          (62.3)       (62.3)
Translation adjustment               --          --           --            --         --           (9.4)         (9.4)        (9.4)
Balance, December 31, 2000
(Successor)                      2,810,000       276.5        4.5           --        (71.5)        (9.5)  (euro)(81.0) (euro)200.0
Shares issued                        --            4.5       (4.5)          --         --            --             --          0.0
Group contribution (Note 25)                     --           --          38.2         --            --             --         38.2
Net loss for the year                --          --           --            --        (50.0)         --          (50.0)       (50.0)
Translation adjustment               --          --           --            --         --          (15.5)        (15.5)       (15.5)
                           --------------- -----------  ---------   ---------- ------------- ------------ ------------- -----------
Balance, December 31, 2001
(Successor)                (euro)2,810,000 (euro)281.0  (euro)0.0   (euro)38.2 (euro)(121.5) (euro)(25.0) (euro)(146.5) (euro)172.7
                           =============== ===========  =========   ========== ============= ============ ============= ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     Dynea International Oy and Subsidiaries
                  Consolidated and Combined Cash Flow Statement
                        (all amounts in (euro) millions)


                                                                              Consolidated                       Combined
                                                                               (Successor)                    (Predecessor)

                                                                                                                   11
                                                                Year Ended      Year Ended     Month Ended     Months Ended
                                                                December 31,    December 31,   December 31,    November 30,
                                                      Notes         2001           2000           1999            1999
                                                      --------------------------------------------------------------------
Cash (used in)/generated from operations                 26        122.7           15.2          (7.4)            22.1
                                                                                  -----          ----             ----

   Interest received                                                11.4            2.8           0.5              2.8
   Interest paid                                                   (87.5)         (13.9)         (5.6)            (7.8)
   Other financial income and expense                               (9.4)         (11.6)          1.9              1.9
   Income tax refund /(taxes paid)                                 (36.9)         (19.0)          1.5            (13.4)
                                                                   -----          -----           ---            -----

Net cash (used in)/provided by operating activities                  0.3          (26.5)         (9.1)             5.6
                                                                     ---           ----          ----              ---

Investing activities
   Acquisition of subsidiaries, net of cash
   acquired of (euro) 31.3 and (euro)24.9 in 2000
   and 1999, respectively                                1            --         (645.3)       (361.5)
   Disposal of businesses, net of cash disposed
   of (euro)0.6 and (euro)22.5 in 2001 and 2000,
     respectively                                        22,23      67.2          684.8            --               --
   Purchase of investments                               11           --             --            --             (1.8)
   Maturity of investments                               11           --             --            --              0.3
   Purchase of property, plant, and equipment and
     intangibles                                         4,5       (28.9)         (27.1)         (8.5)           (27.6)
   Proceeds from sales of property, plant, and
     equipment and intangibles                           4,5          --            7.1           3.9              9.9
   Proceeds from sales of associates                                 7.8            3.6           1.8               --
   Proceeds from sales of other shares and holdings                  --            16.0            --               --
                                                                    ----           ----         -----             ----
Cash provided by/(used in) investing activities                     46.1           39.1        (364.3)           (19.2)
                                                                    ----           ----        ------            -----

Financing activities
   Issuance of share capital/capital contributions       13         34.5           91.5         185.0            105.6
   Dividends paid                                                     --             --            --             (8.5)
   Proceeds from long-term borrowings                    14           --          616.9         318.6               --
   Repayments on long-term borrowings                    14        (64.5)        (836.9)        (26.0)            (5.9)
   Net proceeds (payments) from short-term borrowings    14          3.7          120.8         (20.1)            (1.4)
   Net proceeds (payments) on related party borrowings   14           --             --         (36.1)           (66.2)
   Net proceeds on related party advance                 19           --           36.4            --               --
   Debt issuance costs                                                             (1.0)        (36.6)           (12.7)
                                                                                   ----         -----            -----

   Cash (used in)/provided by financing activities                 (27.3)          (7.9)        408.7             23.6
                                                                   -----           ----         -----             ----

   Increase in cash and cash equivalents                            19.1            4.7          35.3             10.0
   Effects of exchange rate changes                                  0.2            1.8          (1.6)           (14.8)
   Cash and cash equivalents--beginning balance                     40.2           33.7            --             31.2
                                                                    ----           ----            --             ----
   Cash and cash equivalents--ending balance                 (euro) 59.5    (euro) 40.2   (euro) 33.7      (euro) 26.4
                                                             ===========    ===========   ===========      ===========

Non cash transactions
    The principal non-cash transactions are non-cash capital contributions and distributions, and carve-out adjustments
(Note 26).


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     Dynea International Oy and Subsidiaries
           Notes to the Consolidated and Combined Financial Statements
            (all amounts in (euro) millions unless otherwise stated)

1.   Description of business

Formation
Dynea International Oy (the "Company" or "Successor"), formerly Neste Chemicals International Oy, is a limited liability company, domiciled in Helsinki, Finland, founded on June 30, 2000, and registered with the Finnish Trade Register on July 3, 2000, in connection with the acquisition of Dyno ASA ("Dyno"). Prior to June 30, 2000, the operations of Dynea International were conducted by Dynea Chemicals Oy. Both entities are wholly-owned subsidiaries of Dynea Oy ("Dynea"), formerly Nordkemi Oy, a company controlled by Industri Kapital AB.

Prior to the acquisition of Dyno, Dynea Oy transferred its shares in Dynea Chemicals Oy to Dynea International, and Dynea Chemicals Oy became a wholly-owned subsidiary of Dynea International. This was accounted for as a transaction between entities under common control, resulting in similar treatment to a pooling of interests. Accordingly, all amounts as of and for the one month period ended December 31, 1999, as well as the period from January 1, 2000 through the date of formation present the financial position and results of operation of Dynea Chemicals Oy.

Dynea Chemicals Oy, formerly Neste Chemicals Oy, was founded on September 8, 1999, and registered with the Finnish Trade Register on September 13, 1999. Until November 30, 1999, Dynea Chemicals Oy held only cash and share capital and had no operations. On November 30, 1999, Dynea Chemicals Oy acquired all of the assets and liabilities of the specialty chemicals operations of Fortum Oyj ("Fortum") a company controlled by the Finnish government, including substantially all of the shares held by Neste Chemicals Benelux Holdings B.V., a company wholly owned by Fortum. The acquisition of the Fortum specialty chemicals business and Neste Chemicals Benelux Holdings B.V. (combined "Neste" or "Predecessor") was accounted for as a purchase business combination.

Due to the purchase of Neste on November 30, 1999, Dynea International's combined financial statements for periods prior to December 1, 1999, are not comparable to the consolidated financial statements presented subsequent to December 1, 1999. A "black line presentation" has been used on the accompanying financial statements to distinguish between the predecessor and successor periods. The predecessor periods represent the carve-out financial statements of Neste Chemicals and include adjustments necessary to reflect the Predecessor as a stand-alone entity for the 11 months ended November 30, 1999.

Dynea International is in the business of developing, manufacturing, marketing, and selling industrial adhesives and coatings with a product portfolio of adhesive resins, and operates primarily in Europe, North and South America, and Asia/Pacific regions.

Acquisitions

Neste Chemicals
Dynea International applied the provisions of International Accounting Standards ("IAS") 22, Business Combinations (revised 1998), in accounting for its acquisition of Neste Chemicals (the "acquisition of Neste") on November 30, 1999. The acquisition was accounted for using the purchase method. Subsequently, certain of these acquired entities were disposed (Notes 22 and 23). These entities were consolidated from the date of acquisition, as Dynea International did not consider control of these operations to be temporary.

The total purchase consideration paid for Neste Chemicals was approximately
(euro) 386.4 million and was paid in cash. The excess of the purchase consideration plus acquisition costs over the preliminary net fair value of tangible and identifiable intangible assets acquired and liabilities assumed resulted in a preliminary goodwill estimate of (euro) 74.5 million at December 31, 1999. This amount was subsequently adjusted to (euro) 38.1 million at December 31, 2000, net of the goodwill allocated to the businesses sold (Note
5).

                     Dynea International Oy and Subsidiaries
     Notes to the Consolidated and Combined Financial Statements (continued)
            (all amounts in (euro) millions unless otherwise stated)

A summary of the fair value of the assets and liabilities purchased are as follows:

    Assets
       Property, plant and equipment                            (euro) 439.8
       Other non-current assets                                         29.1
       Current assets                                                  255.8
                                                                       -----

       Total assets                                                    724.7

    Liabilities
       Non-current liabilities                                         159.0
       Current liabilities                                             216.0
                                                                       -----
       Total liabilities                                               375.0
                                                                       -----
       Minority interest                                                 1.4
                                                                         ---

    Net Assets                                                         348.3
    Purchase price                                                     386.4
                                                                       -----
    Goodwill                                                     (euro) 38.1
                                                                 ===========

The acquired business contributed revenues of (euro) 868.5 million and (euro)
66.2 million and operating losses of (euro) 6.4 million and (euro) 7.7 million to Dynea International for the year ended December 31, 2000 and the period ended December 31, 1999. Total contributed assets were (euro) 529.1 million and (euro)
772.7 million at December 31, 2000 and 1999, respectively. As the acquired operations represent 100% of the operations of Dynea International for the period ended December 31, 1999, and of the Predecessor for the period ended November 30, 1999, pro forma disclosures reflecting the results of Dynea International as if Neste had been acquired at the beginning of the period would not be meaningful.

Dyno
On August 8, 2000, Dynea International acquired 98.54% of the outstanding shares of Dyno, and the remaining 1.46% of the outstanding shares were acquired through a mandatory offer period from August 29 to September 26 (the "acquisition of Dyno"). The Company accounted for this acquisition using the purchase method, applying the provisions of IAS 22 (revised). In connection with this acquisition, certain subsidiaries were acquired from Dyno with the exclusive intent to be sold within the subsequent one-year period. These subsidiaries were not consolidated, but were treated as cost-basis investments in accordance with IAS 27 and IAS 25 and were subsequently disposed of during 2000 and 2001. See Notes 22 and 23.

The total purchase consideration paid for Dyno was approximately (euro) 679.3 million and was paid in cash. The excess of the purchase consideration plus acquisition costs over the net fair value of tangible and identifiable intangible assets acquired and liabilities assumed resulted in a preliminary goodwill estimate of (euro) 239.3 million. The goodwill has been subsequently adjusted during 2001 to (euro) 252.8 million due to revised fair values of acquired assets and liabilities.

A summary of the provisional fair value of the assets and liabilities purchased are as follows:
  Assets
       Property, plant and equipment                            (euro) 240.0
       Other non-current assets                                         80.6
       Current assets                                                  748.4
                                                                       -----
          Total assets                                               1,069.0
                                                                     -------

  Liabilities
       Non-current liabilities                                         209.5
       Current liabilities                                             425.4
                                                                       -----
          Total liabilities                                            634.9
                                                                       -----
       Minority interest                                                 7.6

  Net Assets                                                           426.5
  Purchase price                                                       679.3
                                                                       -----
  Goodwill                                                      (euro) 252.8
                                                                ============

The acquired business contributed revenues of (euro) 186.1 million and operating loss of (euro) 14.9 million to Dynea International for the year ended December 31, 2000. Total contributed assets at December 31, 2000 were (euro) 805.1 million.

Neste Chemicals Melamine Resins Business
On July 1, 2001 Dynea International purchased the melamine resins business from Neste Chemicals GmbH. The assets purchased were intangible in nature and are being amortized over a period of five years. The acquisition was accounted for as a transaction between entities under common control. The purchase price was
(euro)1.3 million and is payable in two equal instalments. The first installment is payable on or before December 31, 2002 and the second installment is payable on or before December 31, 2003.

2.   Summary of significant accounting policies

Basis of presentation

The consolidated and combined financial statements are prepared in accordance with and comply with IAS and are prepared under the historical cost convention except as discussed in the accounting policies below, for example trading and available-for-sale investments and derivative financial instruments are shown at fair value. On January 1, 2001, Dynea International adopted IAS 39 - "Financial
Instruments: Recognition and Measurement". The effect of adopting this standard did not result in any restatement of the shareholders<180>equity in the consolidated financial statements as Dynea International already fair valued its derivative financial instruments through earnings. Further information on the adaption is disclosed in the accounting policies on investment and financial instruments.

Principles of Consolidation and Combination

Consolidation--The consolidated financial statements include the accounts of Dynea International Oy and all majority-owned subsidiaries in which Dynea International, directly or indirectly, has an interest of greater than one half of the voting rights or otherwise has power to exercise control over the operations. Transactions between entities under common control have been accounted for in a manner similar to that of a pooling of interests. The purchase method of business combinations, in accordance with IAS 22 (revised), is used for acquisitions. Subsidiaries are consolidated from the date on which effective control is transferred to Dynea International and are no longer consolidated from the date of disposal. In determining whether consolidation is appropriate for non-wholly-owned subsidiaries, consideration is given to the rights the minority shareholders hold.

All significant inter-company items and transactions have been eliminated in consolidation. Where necessary, accounting policies for subsidiaries and acquired businesses have been changed to ensure consistency with the policies adopted by Dynea International.

Subsidiaries which have been acquired with the exclusive intent to be sold within the subsequent one-year period have not been consolidated, but have been treated as cost-basis investments in accordance with IAS 27 and IAS 25.

A listing of Dynea International's principal subsidiaries is set out in Note 27.

Minority interest represents the minority shareholders' proportionate share in the equity or income of Dynea International's majority-owned subsidiaries: Dynea Polska Ltd., Beijing Dynea Chemical Industry Co. Ltd., PT Dynea Mugi Indonesia, PT Dynea Indria, PT Dynea Oil Field Chemicals Indonesia, Dynea-TTI Chemicals Co. Ltd., Dynochem SDN BHD, and Dynea-Enpro Oil Field Chemicals India PVT Ltd.

Combination-- The combined financial statements include the accounts of Neste and all majority-owned subsidiaries in which Neste, directly or indirectly, has an interest of greater than one half of the voting rights or otherwise has power to exercise control over the operations. Subsidiaries are combined from the date on which effective control is transferred to Neste and are no longer combined from the date of disposal. In determining whether combination is appropriate for non-wholly-owned subsidiaries, consideration is given to the rights the minority shareholders have.

All significant inter-company items and transactions have been eliminated in combination. Where necessary, accounting policies for subsidiaries and acquired businesses have been changed to ensure consistency with the policies adopted by Dynea International. For the eleven months ended November 30, 1999, adjustments in the amount of (euro) 3.3 million, were made to the historical Predecessor financial statements. The adjustments are included in other operating expenses in the Combined Income Statement. The adjustments cover services performed by Fortum in prior years which were previously received free of charge. These services include legal, accounting, real estate, utilities, information technology, treasury, human resources, environmental health services, administrative services, and corporate communications and executive compensation. The adjustments are based on various allocation methods, including a review of the methodology utilized when contract prices were negotiated between Neste and Fortum in 1999 or thereafter, which management believes are at arms length. The expenses have been determined on a basis that Fortum and Neste considered to be a reasonable reflection of the utilization of services provided or the benefit received by Neste.

Certain financing transactions were such that the interest rate charged by Fortum was lower than the rate at which Neste could have borrowed, had it been a stand-alone entity. The Predecessor's combined financial statements include funding received from Fortum and the related interest expense incurred. No carve-out adjustment has been made to the interest expense. Related party transactions are discussed in Note 25.

The Predecessor financial information included herein may not necessarily reflect the Combined Income Statement, Combined Balance Sheet, Changes in Equity, or Cash Flows of the Predecessor in the future or what they would have been had Neste been a separate, stand alone entity during the periods presented.

Reclassifications --Certain prior year balances have been reclassified to conform to current year presentation.

Property, plant and equipment--Property, plant and equipment have been stated at their fair value at the date of acquisition, and at December 31, 2001, have been adjusted for accumulated depreciation. The cost of additions, improvements, and interest on construction are capitalized, while maintenance and repairs are charged to expense when incurred.

Upon sale, retirement, abandonment or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in income.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful life as follows:

         Buildings ....................................20 to 40 years
         Plant and machinery .......................... 5 to 25 years
         Other tangible assets ........................ 5 to 20 years

Capitalised interest--Interest is capitalised on major capital expenditures during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset.

Valuation of long-lived assets--Dynea International assesses annually whether an indicator of impairment exists for both tangible and intangible assets, including goodwill. If an impairment indicator is present, Dynea International estimates the recoverable amount of the asset as the higher of the asset's net selling price or its value in use. Value in use is calculated based upon a discounted cash flow analysis. The carrying value of a long-lived asset is considered impaired when the recoverable amount from such asset is less than its carrying value. In that event, an impairment loss is recognised based on the amount by which the carrying value exceeds the recoverable amount.

Intangible assets--Goodwill represents the excess of the cost of an acquisition over the fair value of Dynea International's share of the identifiable net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill is capitalised and amortised over its estimated useful life, not to exceed 20 years, using the straight-line method. Goodwill amortisation is included in depreciation and amortisation in the Income Statement. Goodwill resulted from the foreign subsidiaries is translated by historical rates.

Other intangible assets have been stated at their fair value at the date of acquisition or represent costs incurred on development projects to the extent that such expenditures are expected to generate future economic benefits. Software costs are amortized over a useful life of 3 to 5 years. Other intangible assets, primarily patents, are amortized using the straight-line method over their useful lives, generally six years, and at December 31, 2001 and 2000, have been adjusted for accumulated amortisation. Amortisation expense is included in depreciation and amortisation in the Income Statement.

Computer software development costs--Generally, costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product that will be controlled by Dynea International and has a probable benefit exceeding the cost beyond one year are recognised as assets. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

Expenditures that enhance and extend the benefits of computer software programs beyond their original specifications and lives are recognised as capital improvements and are added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over the useful lives, not to exceed a period of five years.

Costs associated with the maintenance of existing computer software programs and for modifications for the Year 2000 and for the euro have been expensed as incurred.

Research and development--Research and development costs are expensed as incurred other than those incurred on certain development projects that are capitalized as intangible assets to the extent that such expenditures are expected to have future benefits. However, development costs initially recognised as expense are not recognized as assets in subsequent periods. Dynea International expensed research and development costs of (euro) 15.6 million,
(euro) 17.9 million, (euro) 0.6 million and (euro) 7.5 million, for the year ended December 31, 2001, for the year ended December 31, 2000, the one-month period ended December 31, 1999 and the 11 month period ended November 30, 1999. Capitalized development costs were immaterial for all periods presented.

Inventories--Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the first in first out method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes interest expense. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs to complete and sell the asset.

Accounts receivable--Accounts receivable are carried at anticipated realisable value. An estimate is made for doubtful receivables based upon a review of all outstanding amounts at the period-end. Bad debts are written off during the year in which they are identified.

Investments-- Prior to the adoption of IAS 39, "Financial Instruments:
Recognition and measurement" Dynea International's accounting policy was to record its marketable securities at fair value through earnings. Entities where Dynea International owns less than 20% of the voting rights and over which Dynea International does not exercise significant influence were accounted for at cost and included in other current assets on the Balance Sheet. Such items are, for example, shares in real estates, minority stakes in unlisted companies and other miscellaneous shareholdings.

At January 1, 2001, Dynea International adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the period ended December 31, 2001 Dynea International did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, including all investments in equity securities that are not held for trading purposes, are classified as available-for-sale. These are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from balance sheet date, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments are carried at market value; changes in fair values are reflected in the Income Statement.

All purchases and sales of investments are recognised on the settlement date. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whereas held-to-maturity investments are carried at amortised cost using the effective yield method. Realized or unrealized gains and losses arising from changes in the fair value of trading investments and of available-for-sale investments are included in the income statement in the period in which they arise.

Financial instruments-- Dynea International's financial instruments include cash and cash equivalents, accounts receivable, investments and marketable securities, derivative instruments, accounts payable and borrowings.

Dynea International enters into derivative financial instruments such as forward foreign exchange contracts to hedge its exposure against foreign currency fluctuations. Unrealized foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract with the forward exchange rate prevailing on the balance sheet date and comparing that with the original amount calculated by using the forward rate prevailing at the inception of the contract. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings. The foreign exchange forwards are entered into in order to hedge Dynea International against foreign exchange rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the foreign exchange forward contracts.

Dynea International enters into derivative financial instruments such as interest rate swaps to hedge its exposure to interest rate risks. Interest receivable and payable under interest rate swaps is accrued and recorded as an adjustment to the interest income or expense related to the designated liability. Dynea International records the changes in fair values of the interest rate swaps in the income statement. Further disclosures about financial instruments to which Dynea International is a party are provided in Note 11. The interest rate swaps are entered into in order to hedge against interest rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the interest rate swap agreements.

Investments in associates and joint ventures--Investments in associated undertakings and joint ventures are accounted for by the equity method of accounting. Associates are undertakings over which Dynea International controls between 20% and 50% of the voting rights, and over which Dynea International has the ability to exercise significant influence, but which it does not control. Joint ventures are entities that Dynea International jointly controls with one or more other venturers under a contractual arrangement.

Equity accounting involves recognizing in the income statement, Dynea International's share of the associates' and joint ventures' profit and loss for the year. Dynea International's interest in the associate or joint venture is carried in the balance sheet at an amount that reflects its share of the net assets of the associate or joint venture and includes goodwill on acquisition. A listing of Dynea International's principal associated undertakings and joint ventures is shown in Note 6.

Accounting for leases--Leases of property, plant and equipment where a significant portion of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Leases of property, plant and equipment where Dynea International assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments, and are immaterial for all periods presented.

Cash and cash equivalents--Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less at the date of acquisition. Cash equivalents also include restricted cash. The statement of cash flows was prepared in accordance with IAS 7.

Share capital--Ordinary shares are classified as equity. Issued but not fully paid capital represents shares which have been issued to the shareholder but were not paid for at the balance sheet date. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Dividends-- Dividends on ordinary shares are recognised in equity in the period in which they are declared and approved by the Board of Directors and the shareholders. Dividends are declared and paid in euros.

Borrowings--Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings.

Interest expenses are accrued for and recorded in the income statement for each period.

Income taxes--Income tax expense/benefit includes Finnish and other national income taxes. Dynea International intends to reinvest the earnings of its foreign subsidiaries into those businesses. Accordingly, no provision has been made for taxes which would be payable if such earnings were distributed to Dynea International.

Deferred income taxes are determined under the liability method. Deferred income taxes represent liabilities to be paid or assets to be received in the future and reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred income tax.

Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee benefits--For defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans periodically. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses in excess of the "10% corridor" are spread as a level amount over the average remaining service lives of the employees.

Dynea International's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Provisions--Provisions are recognised when Dynea International has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

A provision for restructuring is recognised in the period in which Dynea International becomes legally or constructively committed to the payment. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the exit plan or are the result of a continuing contractual obligation with no continuing economic benefit or a penalty incurred to cancel the contractual obligation.

Revenue recognition--Sales are recorded on shipment of product and customer acceptance, or performance of services, net of sales taxes and certain other sales related expenses and after the elimination of sales within Dynea International. Revenues from licensing agreements are recognised as earned and are classified as other operating income on the Income Statement.

Shipping and handling costs--Shipping and handling fees are charged to customers and are included in total sales. Costs incurred for shipping and handling are classified in other operating expenses in the income statement.

Foreign currencies--Assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated using the average rates of exchange prevailing during the period. Exchange differences arising from the retranslation of the net investment in foreign subsidiaries and associated undertakings and of financial instruments which are designated as and are hedges of such investments are taken to shareholders' equity. On disposal of the foreign entity, the cumulative amount of the translation difference is recognised as income or expense as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as non-monetary assets and liabilities of Dynea International and are translated at the exchange rate at the date of acquisition.

The local currency financial statements of foreign entities operating in hyper-inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into Dynea International's reporting currency, in accordance with IAS 29.

Gains and losses on all other foreign currency transactions are included in finance costs in the Income Statement.

Use of estimates--The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses in the reporting period. Actual results may differ from the estimates used in the financial statements.

3.   Segment information

Dynea International's reportable segments are strategic business units that offer different products and services for which internal financial information is prepared. For the year ended December 31, 2001, Dynea International has the following business segments:
o Bonding and Surfacing - producer of formaldehyde-based adhesive resins used primarily in the wood industry. Activities are primarily conducted in North America, Europe and Asia. This segment includes the panelboard resins, industrial resins, wood and specialty adhesives, and paper overlay product lines.
o Oil Field Chemicals- producer of specialty oil field chemicals used to facilitate oil production and transportation. o Other - These operations mainly consist of operations that do not meet the quantitative thresholds for separate reporting. "Other" primarily represents corporate items.
o Polyester - producer of unsaturated polyester resins and gelcoats for the marine, building and construction, and transport industries. Activities are primarily conducted in Australia, China, Finland, France, Poland and the United States (sold during the year).
Additionally, for the year ended 31 December 2000, the one month period ended 31 December 1999 and the eleven month period ended 30 November 1999 Dynea International Oy also had the following business segments:
o NC Trading - global network of interacting trades in chemicals and plastics raw materials. Offices and operations are located in Holland, United Arab Emirates, Hong Kong, China, Singapore and Kenya (sold during 2000).
o Oxo - producer of intermediates such as aldehydes, oxo alcohols, and acids for the paint and surface coatings industry. Neste Oxo's activities are primarily conducted in Sweden and Belgium (sold during 2000).

During 2000, Dynea International discontinued the Polyester, NC Trading, and Oxo segments, as discussed in Note 23. Operating profit/loss is used as the measurement of segment results. The eliminations column represents eliminations of inter-company items and the unallocated column represents corporate items and goodwill not allocated to the segments. Dynea International's operations are global. Inter-segment sales are accounted for at market prices and were immaterial for periods presented prior to the year ended December 31, 2001 and December 31, 2000.

Segment disclosures for predecessor periods have not been restated to conform with successor presentation as it was impracticable to do so due to the change in management account structure, the acquisition of Dyno, the disposition of various businesses, and the lack of certain necessary information.

Business Segments
                                          Bonding &    Oil Field
                                          Surfacing    Chemicals       Other    Polyester(4) Unallocated  Eliminations        Total
                                         ------------------------------------------------------------------------------------------
Year ended December 31, 2001 (Successor)
Total consolidated revenues            (euro) 915.6  (euro) 66.6 (euro) 30.0    (euro) 37.4               (euro)--    (euro) 1049.6
Inter-segment sales                             0.3           --         0.1            4.7                   (5.1)
Other operating income                          6.1           --         2.7            2.5                                    11.3
Net operating expenses                       (844.6)       (60.0)      (40.4)         (43.4)                   5.1           (983.3)
Depreciation and amortisation(1)              (38.1)        (1.1)      (16.3)          (1.0)                                  (56.5)
Impairment write-downs                         (2.1)          --          --           (0.2)                                   (2.3)
Profit on sale of associates                    3.0                                      --                     --              3.0
Loss on sale of discontinued operation                                                 (3.3)                                   (3.3)
Restructuring and other related items          (2.6)          --        (0.6)            --                                    (3.2)
                                              -----           --        ----            ---                                    ----
   Operating profit/(loss)                     37.6          5.5       (24.5)          (3.3)                                   15.3
Financial expense                                                                                                             (80.2)
Share of income in associates and               0.2          0.1         9.4             --                     --              9.7
  joint ventures                                                                                                              -----
     Loss before taxes                                                                                                        (55.2)
Income tax benefit                                                                                                              7.6
Minority interest expense                                                                                                      (2.4)
                                                                                                                              -----
     Net loss                                                                                                                 (50.0)
                                                                                                                              =====

Segment assets(2)                             634.2         31.8        29.5             --      328.6                      1.024.1
Investments in associates and joint            14.7          0.1        24.5             --         --                         39.3
                                              -----         ----        ----           ----      -----                      -------
     Total assets                             648.9         31.9        54.0             --      328.6                       1063.4
Total liabilities(2)                         (122.1)        (8.9)      (23.1)            --     (726.6)                      (880.7)

Capital expenditures(3)                        25.6          0.9         2.4             --         --                         28.9


(1) Depreciation and amortisation include depreciation on tangible assets and amortisation of intangible assets.

(2) Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).

(3) Capital expenditures exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.

(4) Polyester is in discontinued operations as of December 31, 2001 (Note 23).



                              Bonding &    Oil Field                             NC
                              Surfacing    Chemicals  Other(4)  Polyester(4) Trading(4)   Oxo(4)  Unallocated Eliminations   Total
                              ------------------------------------------------------------------------------------------------------
Year ended December 31,
2000 (Successor)
Sales to external customers  (euro)634.7 (euro)24.4 (euro)110.9 (euro)115.1 (euro)44.1 (euro)125.4 (euro)--  (euro)-- (euro)1,054.6
Inter-segment sales                  2.4         --        10.8        12.8         --         2.2     (1.8)    (26.4)           --
                                                                                                                            --------
Total consolidated revenues                                                                                                 1,054.6
Net operating expenses            (584.4)     (23.8)     (114.1)     (124.5)     (43.3)     (120.1)    (9.9)     26.4        (993.7)
Depreciation and amortisation(1)   (28.3)      (0.3)       (5.3)       (4.5)      (0.1)       (6.5)    (5.3)       --         (50.3)
Impairment write-downs              (5.7)        --        (0.8)         --         --          --      0.1        --          (6.4)
Restructuring and other
    related items                  (12.2)        --       (13.3)         --         --          --       --        --         (25.5)
                                   -----      -----       -----       -----      -----       -----    -----     -----       -------
   Operating profit/(loss)           6.5        0.3       (11.8)       (1.1)       0.7         1.0    (16.9)       --         (21.3)
Financial expense                                                                                                             (75.1)
Share of income in associates
    and joint ventures               0.9         --        14.3          --        --           --       --       --           15.2
                                                                                                                            --------
     Loss before taxes                                                                                                        (81.2)
Income tax benefit                                                                                                             19.6
Minority interest expense                                                                                                      (0.7)
                                                                                                                            --------
     Net loss                                                                                                                 (62.3)
                                                                                                                            ========
Segment asset(2)                   656.2       29.0        68.8        81.0         --          --    423.8        --       1,258.8
Investments in associates and
    joint ventures                  17.3         --        25.9          --         --          --       --        --          43.2
                                   -----      -----       -----       -----      -----       -----    -----     -----       -------
     Total assets                  673.5       29.0        94.7        81.0         --          --    456.0        --       1,302.0
Total liabilities                 (127.0)      (8.3)      (54.9)      (20.1)        --          --   (883.3)       --      (1,093.6)

Capital expenditures(3)             22.1        0.7         1.8         2.5         --          --       --        --          27.1

(1) Depreciation and amortisation include depreciation on tangible assets and amortisation of intangible assets.

(2) Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).

(3) Capital expenditures exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.

(4) Paper Chemicals (included in the Other segment), Polyester, NC Trading, and Oxo are discontinuing operations as of December 31, 2000 (Note 23).


                                   Bonding &                              NC
                                   Surfacing   Other(4)   Polyester(4) Trading(4)  Oxo(4) Unallocated Eliminations    Total
                                   -----------------------------------------------------------------------------------------
   One Month Period  ended December 31, 1999 (Successor)
   Sales                          (euro)30.4   (euro)8.4   (euro)7.1  (euro)10.6  (euro)9.7  (euro)--  (euro)--  (euro)66.2
   Net operating Expenses              (32.1)       (6.4)       (8.7)      (10.6)     (11.1)       --        --       (68.9)
   Depreciation and amortisation(1)     (2.1)       (0.8)       (0.4)         --       (1.1)     (0.4)       --        (4.8)
   Restructuring and other
   related items                          --        (0.2)         --          --         --        --                  (0.2)
                                       -----        ----        ----        ----      -----     -----     -----       -----
   Operating profit/(loss)              (3.8)        1.0        (2.0)         --       (2.5)     (0.4)       --        (7.7)
   Financial expense                                                                                         --        (2.0)
   Share of income in associates
    and joint ventures                   0.1          --          --          --         --        --        --         0.1
                                                                                                                       ----
        Loss before taxes                                                                                    --        (9.6)
   Income tax benefit                                                                                                   0.5
   Minority interest expense                                                                       --        --        (0.1)
   Net loss                                                                                                            (9.2)
                                                                                                                       ====
   Segment assets(2)                   276.1        68.3        90.2        27.3      171.3     343.7    (211.2)      765.7
   Investments in associates
   and joint ventures                    3.9         1.7          --          --        1.4        --        --         7.0
                                       -----        ----        ----        ----      -----     -----     -----       -----
        Total assets                   280.0        70.0        90.2        27.3      172.7     343.7    (211.2)      772.7
   Total liabilities(2)                (67.2)      (33.1)      (22.4)      (18.4)     (25.0)   (640.5)    211.2      (595.4)


   Capital expenditures(3)               5.3         3.0         0.2          --         --        --        --         8.5


(1) Depreciation and amortisation include depreciation on tangible assets and amortisation of intangible assets. Segment assets exclude cash, marketable securities and intangible assets.
(2) Segment assets and liabilities exclude deferred tax assets and liabilities in accordance to IAS 14 (revised).
(3) Capital expenditure in tangible and intangible assets exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.
(4) Paper Chemicals (included in the Other segment), Polyester, NC Trading, and Oxo are discontinuing operations as of December 31, 2000 (Note 23).


                                              Bonding &                              NC
                                              Surfacing    Other(4)  Polyester(4) Trading(4)     Oxo(4)       Total
                                          ----------------------------------------------------------------------------
Eleven Months Period  ended November 30,
1999 (Predecessor)
Sales(1)                                    (euro)356.7  (euro)118.1  (euro)91.8  (euro)85.1  (euro)118.9  (euro)770.6
Variable costs                                   (219.6)       (83.8)      (58.6)      (79.1)       (81.3)      (522.4)
                                                 ------        -----       -----       -----        -----       ------
Sales margin                                      137.1         34.3        33.2         6.0         37.6        248.2
Fixed costs                                       (79.3)       (66.2)      (25.4)       (3.6)       (30.6)      (205.1)
Restructuring and other related items              (1.4)          --          --          --           --         (1.4)
Other operating income                              1.9          3.5         1.4         0.1           --          6.9
                                                 ------        -----       -----       -----        -----       ------
Operating margin                                   58.3        (28.4)        9.2         2.5          7.0         48.6
Depreciation and amortisation(2)                  (19.2)       (13.4)       (4.5)       (0.2)        (8.4)       (45.7)
    Operating profit/(loss)                        39.1        (41.8)        4.7         2.3         (1.4)         2.9
Financial expense                                                                                                 (4.5)
Share of results of associates                      0.6         (0.3)         --          --           --          0.3
     Loss before taxes                                                                                            (1.3)
Income tax expense                                                                                               (15.3)
Minority interest income                                                                                           0.4
                                                                                                              --------
     Net loss                                                                                                    (16.2)
                                                                                                              ========

Investments(3)                                     12.6          7.3         4.6         0.4          2.7         27.6

(1) Freight sales are recorded within net sales for all segments excluding Polyester. Freight sales related to Polyester have been included in the Other column within net sales as management does not analyse Polyester's freight sales separately.
(2) Depreciation and amortisation include depreciation on tangible assets and amortisation of intangible assets. Segment assets exclude cash, marketable securities and intangible assets.
(3) Investments in tangible and intangible assets exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.
(4) Paper Chemicals (included in the Other segment), Polyester, NC Trading, and Oxo are discontinuing operations as of December 31, 2000 (Note 23).

Geographic segments

The following table presents external sales by country based on the location of customers:
                                               (Successor)

                            Year Ended         Year Ended      One Month Ended
                           December 31,       December 31,      December 31,
                               2001               2000              1999
                        ------------------------------------------------------
 Europe                     (euro) 422.2      (euro) 550.5       (euro) 31.4
 North America                     415.2             335.5              20.5
 Asia                              128.0              69.3               3.1
 Eastern Europe                     43.6              57.3               4.0
 Oceania                            29.0              10.6               0.1
 Other                              11.6              34.5               7.1

 Total segment sales             1,049.6           1,057.7              66.2
 Unallocated                           0              (3.1)               --

 Total sales              (euro) 1,049.6    (euro) 1,054.6       (euro) 66.2
                          ==============    ==============       ===========


                                                   (Predecessor)
                                                  11 Months Ended
                                                 November 30, 1999
                                                --------------------
         Finland                                        (euro) 66.9
         United States                                        159.5
         Germany                                              117.7
         Asia                                                  61.6
         Canada                                                75.7
         Other European                                       274.8
         Other                                                 14.4
                                                               ----
         Total                                         (euro) 770.6
                                                       ============

The composition of total segment assets analysed below is based on the location of the assets:

                                                       (Successor)
                                        ---------------------------------------
                                          December 31, 2001   December 31, 2000
                                        ---------------------------------------
         Europe                               (euro)275.1         (euro) 490.1
         North America                              391.8                411.9
         Asia                                        68.6                 67.8
         Eastern Europe                               8.8                  9.9
         Oceania                                     24.6                 24.3
         Other                                       30.0                 27.9
                                                     ----                 ----
         Total segment assets                       798.9              1,031.9
         Unallocated assets                         264.5                270.1
                                                    -----                -----
         Total assets                      (euro) 1,063.4       (euro) 1,302.0
                                           ==============       ==============


Expenditures for long-lived assets analyzed below is based on the location of the assets and excludes investment in affiliates and payments for long-lived assets acquired as part of a business acquisition:

                                                      (Successor)
                                --------------------------------------------------------
                                December 31, 2001  December 31, 2000  December 31, 1999
                                --------------------------------------------------------
         Europe                      (euro) 10.6         (euro) 9.2         (euro) 5.0
         North America                      13.6               14.1                3.3
         Asia                                3.2                2.4                0.1
         Eastern Europe                      0.3                0.7                0.1
         Oceania                             0.9                0.5                 --
         Other                               0.3                0.2                 --
                                             ---                ---                 --
         Total expenditures          (euro) 28.9        (euro) 27.1         (euro) 8.5
                                     ===========        ===========         ==========



                                                    (Predecessor)
                                                  November 30, 1999
                                                  ------------------
         Finland                                         (euro) 2.9
         United States                                          2.6
         Canada                                                 0.9
         Sweden                                                 2.7
         Austria                                                7.6
         Asia                                                   0.6
         Other European                                        10.3
                                                               ----
         Total                                          (euro) 27.6
                                                        ===========


4.   Property, plant and equipment

Property, plant and equipment, stated at cost less accumulated depreciation, consist of:


                                                                                   Other
                                                  Land and         Plant and      Tangible    Construction
                                                  Buildings        Machinery       Assets      in Progress       Total
                                                -------------------------------------------------------------------------
Cost at December 31, 2000                        (euro) 126.4    (euro) 383.6    (euro) 21.8   (euro) 12.5  (euro) 544.3
Subsidiaries acquired
Additions                                                 3.3            16.5            1.8           6.1          27.7
Transfers                                                 0.1             6.3            3.4         (9.8)            --
Disposals from discontinued operations                  (10.3)          (29.2)          (4.3)          --          (43.8)
Disposals, other                                         (0.6)          (11.4)          (1.2)        (1.3)         (14.5)
Impairments                                              (0.1)           (2.2)            --           --           (2.3)
Exchange differences                                      2.1             6.9            0.2          0.9           10.1
                                                          ---             ---            ---          ---           ----
Cost at December 31, 2001                        (euro) 120.9    (euro) 370.5    (euro) 21.7    (euro) 8.4  (euro) 521.5
                                                 ============    ============    ===========    ==========  ============

Accumulated depreciation, at December 31, 2000     (euro) 6.3     (euro) 33.0     (euro) 4.9      (euro)--   (euro) 44.2
Depreciation expense                                      5.8            29.8            4.4            --          40.0
Disposals from discontinued operations                   (2.1)          (14.6)          (1.5)           --         (18.2)
Disposals                                                  --            (2.6)            --            --          (2.6)
Exchange differences                                      0.1             0.6            0.1            --           0.8
                                                          ---             ---            ===                         ---
Accumulated depreciation, at December 31, 2001    (euro) 10.1     (euro) 46.2     (euro) 7.9      (euro)--   (euro) 64.2
                                                  ===========     ===========     ==========      ========   ===========

Net book value
December 31, 2000                                (euro) 120.1    (euro) 350.6    (euro) 16.9   (euro) 12.5  (euro) 500.1
December 31, 2001                                (euro) 110.8    (euro) 324.3    (euro) 13.8    (euro) 8.4  (euro) 457.3


Capitalized interest was immaterial for all periods presented. In 2001, Dynea Austria recorded an impairment loss of (euro) 2.2 million to write down the value of the plant and equipment. The writedown refers to the Bonding & Surfacing -segment and is calculated using the value in use-method with a 10 % discount rate.

5.   Intangible assets

Intangible assets, stated at cost less accumulated amortisation, consist of:

                                                                                             Other
                                                                             Computer      Intangible
                                                              Goodwill       Software        Assets         Total
                                                            ----------------------------------------------------------
Cost at December 31, 2000                                   (euro) 277.4    (euro) 4.7     (euro) 5.9    (euro) 288.0
Additions                                                                          0.9            1.3             2.2
Purchase Price Adjustment                                           13.5          (0.4)          (1.4)           11.7
Subsidiaries disposed                                               (5.5)         (0.1)          (0.7)           (6.3)
Disposals                                                           (0.2)                                        (0.2)
Exchange differences                                                 0.7                          0.1             0.8
                                                                     ---                          ---             ---
Cost at December 31, 2001                                   (euro) 285.9    (euro) 5.1     (euro) 5.2    (euro) 296.2
                                                            ============    ==========     ==========    ============

Accumulated amortisation, at December 31, 2000                (euro) 7.3    (euro) 1.3     (euro) 1.5     (euro) 10.1
Amortisation expense                                                15.1           0.6            0.8            16.5
Amortisation expense (disposed subsidiaries)                                      (0.1)          (0.2)           (0.3)
Transfers                                                                          0.8           (0.1)            0.7
                                                                                   ---          -----             ---
Accumulated amortisation, at December 31, 2001               (euro) 22.4    (euro) 2.6     (euro) 2.0     (euro) 27.0
                                                             ===========    ==========     ==========     ===========

Net book value
December 31, 2000                                           (euro) 270.1    (euro) 3.4     (euro) 4.4    (euro) 277.9
December 31, 2001                                           (euro) 263.5    (euro) 2.5     (euro) 3.2    (euro) 269.2


The weighted average remaining amortisation period for goodwill as of December 31, 2001 is 18.6 years. Other intangible assets principally represent patents and have been valued based upon management calculations and analyses.

6.   Investments in associates and joint ventures

                                            December 31, 2001  December 31, 2000


                                            ------------------------------------
  Associates:
  Opening net book amount                       (euro) 5.9         (euro) 7.0
  Purchase of shares                                    --                1.6
  Sale of shares                                      (3.3)              (2.4)
  Associates which became subsidiaries                  --               (0.8)
  Share of results of associates                       0.3                0.5
                                                       ---                ---
  Closing net book amount                              2.9                5.9
                                                       ---                ---

  Joint Ventures:
  Opening net book amount                             37.3                 --
  Purchase of shares                                    --               33.8
  Exchange differences                                 0.6                 --
  Share of results of joint ventures                   9.4               14.7
  Distributions of profits                           (10.9)             (11.2)
                                                     -----              -----
  Closing net book amount                             36.4               37.3
                                                     -----              -----

  Total                                        (euro) 39.3        (euro) 43.2
                                               ===========        ===========

The principal associates and joint ventures are:

                                             Country of       % Interest held        % Interest held
                                            Incorporation   at December 31, 2001   at December 31, 2000
                                            -----------------------------------------------------------
   Associates:
   Borsod Chem-Krems Chemie Formalin KFT       Hungary               33%                     33%
   L.P. Pacific Films Sdn. Bhd                 Malaysia              --                      30%
   Hexza-Neste Chemicals Sdn. Bhd.             Malaysia              --                      27%

   Joint Ventures:
   Dyno Do Brazil                               Brazil               50%                     50%
   Methanor V.O.F.                           Netherlands             40%                     40%

7.   Inventories

Inventories consist of:
                                         December 31, 2001   December 31, 2000
                                         -------------------------------------

Raw material                                 (euro) 44.1        (euro) 64.5
Work in progress                                     1.1                1.3
Finished goods                                      29.0               37.3
                                                    ----               ----
Total                                               74.2              103.1
Obsolescence provision (Note 9)                    (0.7)              (0.6)
                                                   -----              -----
Total                                        (euro) 73.5       (euro) 102.5
                                             ===========       ============

In connection with the fair valuations of assets for the acquisition of Neste and the acquisition of Dyno, inventory values were increased. The effect of these fair value write-ups in inventory were to increase cost of goods sold and increase consolidated net loss, as follows:

                                           December 31, 2001   December 31, 2000
                                           -------------------------------------
    Cost of goods sold                                     -         (euro) 8.0
    Net loss                                               -               (5.3)


8.   Accounts receivable

Accounts receivable consist of:
                                           December 31, 2001   December 31, 2000
                                           -------------------------------------

Trade receivables (net of allowances
for doubtful accounts of (euro) 4.3
and (euro) 3.2, respectively, Note 9)           (euro) 115.8       (euro) 142.8
Related party receivable (Note 25)                       9.2                6.2
Prepayments                                             12.2               26.2
Other receivables                                       11.4               20.7
                                                        ----               ----
Total                                           (euro) 148.6       (euro) 195.9
                                                ============       ============

9.   Valuation accounts

Provisions from assets to which they apply:


                                                                       Charged
                                              Beginning   Provision       To                    Other       Ending
                                               Balance     Acquired    Expenses   Utilized    Deductions   Balance
                                              --------------------------------------------------------------------
Year ended December 31, 2000
Allowance for doubtful accounts receivable        0.7         2.4         1.5       (1.0)       (0.4)         3.2
Obsolescence provision for inventory               --         0.3         0.4          --       (0.1)         0.6
Valuation allowance for deferred tax assets      16.0         2.4         8.1       (3.6)       (3.8)        19.1

Year ended December 31, 2001
Allowance for doubtful accounts receivable        3.2          --         2.0       (0.9)          --         4.3
Obsolescence provision for inventory              0.6          --         0.4       (0.3)          --         0.7
Valuation allowance for deferred tax assets      19.1          --         8.6       (7.0)          --        20.7

10.  Investments

Investments consist of:

                                           December 31, 2001  December 31, 2000
                                           -----------------  -----------------
   Available for sale:
       Equity and debt investment fund                   1.7                2.4
   Trading securities:
       Bonds                                              --               59.4
                                                         ---               ----
   Total investments                              (euro) 1.7        (euro) 61.8
                                                  ==========        ===========

Available for sale and trading securities are included in marketable securities in the Balance Sheet. For all securities, fair market value is based on quoted market prices.

A subsidiary of Dynea International has a legal obligation under local tax laws to fund 50% of their pension liability with investments in securities. All of the available for sale investments in debt and equity securities funds as at December 31, 2001 are maintained to meet this requirement. These investments are not plan assets.

During 2001 Dynea International sold (euro) 0.7 million of available for sale securities. The gross realised gains were immaterial. In 2000, Dynea International reclassified (euro) 2.2 million of held to maturity securities to available for sale and wrote down the assets by (euro) 0.2 million to market value. Dynea International sold the remaining (euro) 0.3 million of the held to maturity securities as well as (euro) 1.0 million of available for sale securities in 2000. The gross realized gains were immaterial. In 1999, Dynea International sold (euro) 0.6 million of available for sale securities. The gross realized gains were (euro) 0.1 million.

As at December 31, 2000 Dynea International had (euro) 59.4 million of trading securities in the balance sheet. These securities related to Dynea Internatinal's captive insurance company. These securities consisted of governmental, state enterprise, municipal and financial institution bonds and were fully disposed of by December 31, 2001. For 2001 and 2000, the gains recognized on the sale of these trading securities were immaterial and are included in Other operating income in the Income Statement (Note 24).

11.  Derivatives and financial instruments

Fair and nominal values of derivative financial instruments

                                                   December 31, 2001     December 31, 2000
                                                 --------------------- --------------------
                                                 Nominal       Fair      Nominal    Fair
                                                  Amount      Value      Amount     Value
                                                 ---------   --------- ----------- --------
    Derivative financial instruments
          Interest rate swaps and caps             184.6       (3.7)       178.7    (1.7)
          Foreign exchange forward contracts       362.8       (1.6)       272.7    (0.1)
    Maturity of interest rate swap contracts:
          Under 1 year                             109.2       (2.1)           -        -
          2-5 years                                 75.4       (1.6)       178.7    (1.7)

Fair values of the interest rate swaps and foreign exchange forward contracts are recognised in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Other Receivables or Accrued Liabilities in accordance with IAS 39. See Note 19.

Fair value of other financial instruments- The carrying amount and fair value of financial instruments used by Dynea International are as follows:

                                                              December 31, 2001          December 31, 2000
                                                          ----------------------------------------------------
                                                            Carrying        Fair       Carrying       Fair
                                                             Amount         Value        Amount       Value
                                                          ------------- ------------- ------------ -----------
 Assets
   Marketable securities                                 (euro)  1.7   (euro)  1.7   (euro) 61.8 (euro) 61.8
   Cash and cash equivalents                                    59.5          59.5          40.2        40.2
   Accounts and related party receivables                      125.0         125.0         149.0       149.0
   Other receivables                                            11.4          11.4          20.7        20.7
Liabilities
   Accounts and related party payables                          82.9          82.9         113.9       113.9
   Long-term debt due currently and short-term borrowings      121.7         121.7         112.7       112.7
   Long-term debt                                              517.5         548.1         575.5       607.7
Other financial instruments
   Financial guarantees and letters of credit                      -           0.2             -         0.4


The following methods and assumptions were used to determine the above fair values:

   i) The fair value of marketable securities is based on quoted market prices.

   ii) The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt due currently and short-term borrowings approximate their fair values because of the short maturity of these instruments.

   iii) The fair values of interest rate swaps are based upon valuations provided by the counterpart, which are calculated using a discounted cash flow analysis.

   iv) The fair values of foreign exchange forward contracts are calculated using year-end market rates.

   v) The fair values of financial guarantees and letters of credit is based upon fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter parties at the reporting date.

   vi) The fair value of long-term debt is based upon current rates for similar debt arrangements.

   vii) No comparable market exists for the related party balances. The carrying value is assumed to approximate fair value.

   viii) Carrying amount of derivative financial instruments equal fair values.


The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International's exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.


Fair value gains and losses on financial instruments

                                                           December 31, 2001
                                                           -----------------
  Net losses on foreign exchange forward contracts             (euro) 5.9
  Net losses on interest rate swaps and caps                          1.5
                                                                      ---
  Net fair value losses in Net finance costs                   (euro) 7.4
                                                               ==========


Hedge of net investment in foreign equity

Dynea International's Canadian dollar borrowing of CAD 33.2 million (part of Term A CAD tranche under the Senior credit agreement) is designated as a hedge of the net investment in its foreign subsidiary in Canada. The fair value of the borrowing at December 31, 2001 was (euro) 23.5 million ((euro) 23.7 in 2000). The foreign exchange gain of (euro) 0.1 million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognised in shareholder's equity.

Dynea International's U.S. dollar borrowing of $ 30.5 million (part of Term A USD tranche under the Senior credit agreement) is designated as a hedge of the net investment in its foreign subsidiary in the United States. The fair value of the borrowing at December 31, 2001 was (euro) 34.6 million ((euro) 32.8 in
2000). The foreign exchange loss of (euro) 1.3 million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognised in shareholders' equity.

Financial risk management

Dynea International has operations in over 20 countries. Approximately 90 % of Dynea International's revenues are generated from international customers.

The overall objective of the Group's Treasury is to provide centralized and cost-effective funding to subsidiaries as well as to manage financial risks in order to minimize the negative effects of market fluctuations on Dynea International's net income. The main exposures for Dynea International are interest rate risk and currency risk.

Risk management is carried out by a central Treasury operation under policies approved by the Board of Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the business units.

Interest rate risk--Dynea International is exposed to changes in interest rates. Dynea International's policy is to hedge a minimum of 50% of its floating rate debt by swapping it to fixed interest rate debt using an interest rate swap agreement.

Foreign exchange risk--Dynea International is exposed to foreign exchange risk arising mainly from movements in the values of Norwegian kroner, U.S. dollar and Canadian dollar. Subsidiaries are encouraged, but not required, to use forward exchange contracts transacted with Corporate Treasury, to hedge their exposure to foreign currency risk in the local reporting currency. Corporate Treasury hedges the exposures in each currency using external forward exchange contracts. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings.

Dynea International's policy is to minimize translation risk exposure by funding assets, whenever economically possible, in the same currency. If matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk of the net investment in foreign entities may occur. Dynea International uses long-term liabilities to hedge translation risk.

Concentrations and credit risk--Counterpart risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Dynea International maintains credit policies with regard to its counterparts that management believes significantly minimize overall credit risk. Dynea International does not obtain collateral to support the agreements but monitors the financial viability of counter parties and credit risk is minimal on these transactions. The extent of this exposure varies with the prevailing interest and currency rates and was not material throughout the period. Dynea International does not expect any losses from non-performance by these counterparts and does not have any significant grouping of exposures to financial sector or country risk.


12.  Other current assets

                                         December 31, 2001   December 31, 2000
                                         -------------------------------------

Other shares and holdings                       (euro) 1.0         (euro) 41.2
Short-term loans receivable                            0.2                 5.7
Advances paid                                           --                 0.7
                                                       ---                 ---
Total                                           (euro) 1.2         (euro) 47.6
                                                ==========         ===========

Other shares and holdings in 2000 primarily consist of the Dyno investco businesses (Note 25).

13.  Share capital

Share capital consists of the following:

                                         December 31, 2001   December 31, 2000
                                         -------------------------------------
Ordinary shares issued and fully paid         (euro) 281.0        (euro) 276.5
Ordinary shares issued but not fully paid               --                 4.5
                                                    ------                ----
Total                                         (euro) 281.0        (euro) 281.0
                                              ============        ============

Upon foundation of Dynea International, Dynea contributed (euro) 8,000 for 80 shares of Dynea International at a par value of (euro) 100 per share. On July 31, 2000, Dynea contributed its interest in Dynea Chemicals Oy to Dynea International in exchange for 2,764,920 shares at par value of (euro)100. An additional 45,000 shares at par value of (euro)100 were issued to Dynea on December 31, 2000. These shares were paid in January 2001 and were registered in the Finnish Trade Register on March 20, 2001. Thus total share capital at December 31, 2001 consists of 2,810,000 shares at par value of (euro)100.

Dynea International is subject to certain dividend restrictions under their loan and senior note agreements. Dynea International may not pay a dividend if there is a default or potential default of any loan covenant or if there is a due, but unpaid principal amount.

14.  Borrowings

Borrowings consist of the following:

                                                                             Outstanding             Carrying Value
                                                                             -----------             --------------
                                                           Nominal        as at 31 December         as at 31 December
                                                           -------        -----------------         -----------------
                                                        Value Issued      2001        2000          2001         2000
                                                        ------------  ------------ ------------ ------------ ------------
   Senior notes                                         (euro) 250.0  (euro) 250.0 (euro) 250.0 (euro) 230.9 (euro) 232.6
   Senior credit agreement                                                   323.6        372.5        312.1        357.7
   Other long-term loans with financial institutions                           4.0            -          4.0            -
   Short-term borrowings                                                      92.2         97.9         92.2         97.9
                                                                              ----         ----         ----         ----
   Total borrowings                                            250.0         669.8        720.4        639.2        688.2
                                                               -----         -----        -----        -----        -----
   Less:  Current portion of long-term loans                                  29.5         14.8         29.5         14.8
   Short-term borrowings                                                      92.2         97.9         92.2         97.9
                                                                              ----         ----         ----         ----
   Long-term debt, less amounts due currently                         (euro) 548.1 (euro) 607.7 (euro) 517.5 (euro) 575.5
                                                                      ============ ============ ============ ============


Senior notes
On August 8, 2000, Dynea International issued (euro) 240.0 million in senior notes due August 15, 2010, at 12 1/4 %. On August 24, 2000, Dynea International issued an additional (euro) 10.0 million in senior notes due August 15, 2010, at 12 1/4 %. The total issue was registered and as at December 31, 2001 the total issued amount is outstanding. Interest is payable every six months, on February 15 and August 15 of each year. These notes are unsecured and rank senior in right of payment to all future subordinated debt and equal in right of payment to all existing and future un-subordinated debt. The notes are guaranteed by Dynea Chemicals Oy, a wholly-owned subsidiary of Dynea International (Note 1), on a senior subordinated basis. The notes will be redeemed at par at maturity. On or after August 15, 2005, Dynea International has the right to redeem any or all of the notes at a specified redemption price beginning at 106.125% and declining thereafter. Prior to that date, Dynea International may only redeem all of the notes at a redemption price equal to the principal amount plus a specified premium (make-whole price), unless an equity offering occurs. On or prior to August 15, 2003 Dynea International may redeem 35% of these notes with the net proceeds of offerings of its common equity. Unamortized arrangement fees for the senior notes at December 31, 2001 totaled (euro) 19.1 million.

Senior credit agreement
In conjunction with the acquisition of Dyno, Dynea International refinanced its existing loans and line of credit during 2000 under three new term loan facilities, for up to (euro) 190 million ("Term A"), (euro) 95 million ("Term B"), and (euro) 95 million ("Term C"), respectively. The loans are due June 30, 2007, 2008 and 2009, respectively. The Term A loan and the Revolving Credit Facility (as discussed below under Short-term borrowings) contain a margin ratchet, whereby the interest rate will vary between LIBOR plus two percent and LIBOR plus one and one-quarter percent depending on the ratio of total net debt to earnings before interest, taxes, depreciation and amortisation (EBITDA), as defined. The Term B loan carries an interest rate of LIBOR plus 2.5%, and the Term C loan carries an interest rate of LIBOR plus 3.0%. The weighted-average interest rate on amounts outstanding under the senior credit agreement was 6.44% at December 31, 2001.

Dynea International sold its Polyester businesses to Ashland Inc. on the April 30, 2001. The net proceeds from the sale were approximately (euro) 60.0 million. In accordance with the terms and conditions of the Senior credit agreement, these proceeds were to be applied as a prepayment against the outstanding loan facilities on a pro-rata basis. These payments totalled (euro) 29.4 million,
(euro) 3.3 million and (euro) 15.3 million for Term A, Term B and Term C, respectively, during 2001. In 2002, the company repaid an additional (euro) 12.0 million of Term B in March 2002.

In connection with the extinguishment of debt due to the Polyester prepayment during 2001, Dynea International incurred a loss on extinguishment of debt of
(euro) 1.3 million (Note 24). This loss resulted from write-offs of unamortized debt issuance costs.

Short-term borrowings
Under the senior credit agreement, Dynea International also obtained a multi-currency, revolving loan for up to (euro) 100 million ("Revolving Credit Facility"). The Revolving Credit Facility expires June 30, 2007. However, Dynea International will procure that after July 31, 2003 either for 2 periods of 5 successive days or, one period of 10 days, in each of its financial years the aggregate of all withdrawals under the Revolving Credit Facility shall not exceed (euro) 10.0 million. At December 31, 2001, (euro) 85.1 million (2000:
(euro) 44.7 million) was outstanding on the Revolving Credit Facility. Letters of credit issued by the financial institution reduces the available credit amount. The available credit amount was (euro) 3.9 million at December 31, 2001 (2000: (euro) 32.2 million).

The weighted average interest rate on short-term loans was 6.95 % at December 31, 2001. This amount consists of 7 tranches denominated in either euros or Norwegian kroner and totaling (euro) 85.1 million at December 31, 2001 under the Revolving Credit Facility. In addition, subsidiaries of Dynea International have short-term loans from financial institutions totalling (euro) 7.1 million.

After taking account of interest rate swaps, the interest rate exposure of the borrowings of Dynea International was as follows:

                                           December 31, 2001   December 31, 2000
                                           -------------------------------------
Total borrowings:
        at fixed rates                          (euro) 441.5        (euro) 481.9
        at floating rates                              228.3               238.5
                                                       -----               -----
                                                (euro) 669.8        (euro) 720.4
                                                ============        ============

Borrowing balances are denominated
in the following currencies:
                                           December 31, 2001   December 31, 2000
                                           -------------------------------------
U.S. dollars                                             22%                 24%
Euro                                                     44%                 37%
Canadian Dollars                                          7%                  8%
Norwegian Kroner                                         26%                 30%
Others                                                    1%                  1%


Borrowings are repayable as follows:

                                                     December 31, 2001
                                                   ---------------------
              2002                                        (euro)  121.7
              2003                                                 22.4
              2004                                                 27.3
              2005                                                 29.7
              2006                                                 33.9
              Thereafter                                          434.8
                                                                  -----
              Total                                       (euro)  669.8
                                                          =============

Dynea International's debt agreements contain certain debt covenants, including: ratios of EBITDA to interest, debt to EBITDA, earnings to fixed charges, and cash flow to funding costs; and limits on capital expenditures.

Substantially all of the assets of Dynea International, including all of its property, plant and equipment, are pledged as collateral on these obligations. In addition, individual subsidiaries have guaranteed loans of the parent company.

15.  Taxation

The components of income tax benefit are as follows:

                                                        (Successor)                       (Predecessor)
                                       Year Ended        Year Ended    One Month Ended   11 Months Ended
                                      December 31,      December 31,     December 31,      November 30,
                                          2001              2000             1999              1999
                                    ----------------------------------------------------------------------
Current:
Finland                               (euro)  0.8      (euro)  9.5     (euro)  (0.2)       (euro)  2.5
Foreign                                      10.8              6.0             (0.2)              13.3
                                             ----              ---             -----              ----
                                             11.6             15.5             (0.4)              15.8
Deferred:
Finland                                      (1.3)           (11.3)             3.6               (1.0)
Foreign                                     (17.9)           (23.8)            (3.7)               0.5
                                           ------           ------             -----               ---
                                            (19.2)           (35.1)            (0.1)              (0.5)

Total income tax (benefit) expense    (euro) (7.6)    (euro) (19.6)     (euro) (0.5)       (euro) 15.3
                                      ============    =============     ============       ===========


Significant components of Dynea International's deferred tax assets and liabilities are as follows:


                                                               December 31, 2001   December 31, 2000
                                                               -------------------------------------
    Deferred tax assets:
    Tax loss carry-forwards                                        (euro)  34.0        (euro)  19.1
    Tax credit carry-forwards                                               4.6                 9.8
    Excess of taxation value over book value of fixed assets                0.1                 3.7
    Reserves and accruals                                                   5.5                 2.1
    Pensions                                                                3.1                 1.2
    Goodwill basis differential                                              --                 6.6
    Writedown in investments                                                1.8                  --
    Interest under thin capitalization rule                                 8.3                  --
    Valuation allowance for deferred tax assets                           (20.7)              (19.1)
                                                                         ------              ------
    Deferred tax assets                                             (euro) 36.7         (euro) 23.4
                                                                    ===========         ===========

    Deferred tax liabilities:
    Excess of book value over taxation value of fixed assets              (78.6)              (93.4)
    Reserves and accruals                                                  (1.3)               (3.9)
    Pensions                                                               (1.4)               (0.4)
    Debt issuance costs                                                      --                  --
    Other                                                                 (10.1)               (2.5)
                                                                          ------               -----

    Deferred tax liabilities                                       (euro) (91.4)      (euro) (100.2)
                                                                   =============      ==============

    Net deferred tax liability                                     (euro) (54.7)       (euro) (76.8)
                                                                   =============       ============

The recognised deferred tax asset is based upon the expected future utilisation of net operating loss carry forwards and the reversal of other temporary differences. For financial reporting purposes, Dynea International has recognised a valuation allowance for those benefits for which realization is not probable. Dynea International continually reviews the adequacy of the valuation allowance and is recognising these benefits only as reassessment indicates that it is probable that the benefits will be realised.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net non-current deferred tax asset is (euro) 0.0 and (euro)10.6 million at December 31, 2001 and 2000, respectively. The net non-current deferred tax liability is
(euro) 54.7 and (euro)87.4 million at December 31, 2001 and 2000, respectively. The non-current deferred tax assets include (euro)5.5 million and (euro)2.6 million of deferred tax assets expected to reverse in the following twelve months as of December 31, 2001 and 2000, respectively. The non-current deferred tax liabilities also include (euro)4.3 million of deferred tax liabilities expected to reverse in the following twelve months as of December 31, 2001.


Loss before income taxes and minority interest:

                                                                                (Successor)                          (Predecessor)
                                                               Year Ended        Year Ended      One Month Ended    11 Months Ended
                                                              December 31,      December 31,       December 31,       November 30,
                                                                  2001              2000               1999               1999
                                                           -------------------------------------------------------------------------
Finland                                                       (euro)  3.1      (euro)  (15.0)       (euro)  2.7       (euro) (13.8)
Foreign                                                             (58.3)             (66.2)             (12.3)              12.5
                                                                    -----              -----              -----               ----
Total loss before income taxes and minority interest         (euro) (55.2)     (euro)  (81.2)       (euro) (9.6)      (euro)  (1.3)
                                                             ============      =============       =============      ============

Income tax benefit at the statutory tax rate is reconciled below to the actual income tax benefit:

                                                                                (Successor)                          (Predecessor)
                                                               Year Ended        Year Ended      One Month Ended    11 Months Ended
                                                              December 31,      December 31,       December 31,       November 30,
                                                                  2001              2000               1999               1999
                                                           -------------------------------------------------------------------------
Tax benefit at Finnish statutory rate (29%, 29% and 28%
in 2001, 2000, and 1999 respectively)                        (euro) (16.0)      (euro) (23.6)       (euro) (2.7)       (euro) (0.4)
Non-deductible goodwill                                               4.3                1.8                0.1                1.8
Movement in the valuation allowance                                   4.2                3.1                2.1                9.7
Tax rate change                                                        --                 --                0.1                 --
Effect of foreign tax rates                                          (2.9)              (1.4)              (0.2)               1.4
Non-deductible expenses                                               2.8                0.5                0.1                1.3
Effect of capital gains tax rates                                      --                 --                 --                0.5
Other                                                                  --                 --                 --                1.0
                                                             ------------      -------------       ------------       ------------
Income tax (benefit) expense                                 (euro)  (7.6)     (euro)  (19.6)      (euro)  (0.5)      (euro)  15.3
                                                             ============      =============       ============       ============

In December 1999, the Finnish government announced a change in tax rates. The change increased the tax rate to 29% effective January 1, 2000.

As at December 31, 2001, Dynea International has net operating loss carry forwards of (euro) 70.9 million that are available to offset future taxable income. The total net operating loss carry forwards include (euro) 15.3 million with no expiration dates, (euro) 24.9 million that expire in 10 years and (euro)
30.7 million that expire in 5 years.

16.  Employee benefits

Dynea International operates a number of defined benefit and defined contribution plans throughout the world that are financed according to local practice. Defined benefit pension obligations are determined by actuarial valuations based on the projected unit credit method. This method determines the total liability for obligations to pensioners as well as the liability related to the past service of employees. The projected unit credit method is also used for retirement indemnities, basing the commitment on estimated total service in Dynea International.

Assumptions as to mortality, withdrawal of employees and salary projections consider the economic conditions specific to each country and subsidiary.

The annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with IAS 19 (revised), which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. In particular, discount rates reflect the yield on high quality corporate bonds of an appropriate term.

The majority of Dynea International's defined benefit pension benefits are provided for its employees and former employees in Austria, Germany, the Netherlands, Norway, Singapore, Canada, the United Kingdom and the United States. In addition, retirement indemnities are provided for employees in France. Pension benefits provided for other overseas participants are, in general, either government-provided or defined contribution. In Finland, benefits are provided under the state plan which are defined benefit in nature. Since there is not sufficient information available to enable defined benefit calculations per participating employer, these have been treated as defined contribution and the pension expense is equal to the cash paid.

Actuarial gains and losses in excess of the "10% corridor" are spread as a level amount over the average remaining service lives of the employees.

                                                                            (Successor)                             (Predecessor)
                                                     December 31, 2001   December 31, 2000   December 31, 1999   November 30, 1999
                                                     ------------------------------------------------------------------------------
Weighted average assumptions:
Discount rate                                                     6.3%                6.6%                6.7%                6.7%
Rate of compensation increase                                     4.0%                4.7%                4.0%                4.0%
Expected return on plan assets                                    7.3%                7.6%                7.5%                7.5%

Amounts recognised in the balance sheet:
Fair value of plan assets                                (euro)  78.1        (euro)  80.5        (euro)  46.3         (euro)  46.1
Defined benefit obligation                                     (102.3)              (98.5)              (67.1)               (68.1)
                                                               ------               -----              ------               ------
Funded status                                                   (24.2)              (18.0)              (20.8)               (22.0)
Unrecognized net actuarial (gain)/loss                           10.0                 4.8                (0.1)                (4.7)
Unrecognized past service cost                                     --                  --                  --                   --
                                                                  ---                 ---                 ---                  ---
Balance sheet prepaid/(accrued) pension cost                    (14.2)              (13.2)              (20.9)               (26.7)

Amounts recognised in the income statement:
Service cost                                                      3.8                 4.1                 0.3                  3.5
Interest cost                                                     6.3                 5.3                 0.4                  3.5
Expected return on assets                                        (6.0)               (4.7)               (0.3)                (2.6)
Recognition of loss under transition                               --                  --                  --                 10.7
Recognised actuarial (gain)/loss                                 (0.1)               (0.1)                 --                   --
Past service cost                                                 0.6                  --                  --                   --
Settlement and curtailment gains                                 (1.4)               (9.2)               (0.6)                  --
                                                                 ----               -----               -----                   --
Total (benefit)/expense included in staff costs                   3.2                (4.6)               (0.2)                15.1
                                                                  ===               =====               =====                 ====
Movement in the balance sheet:
Beginning balance                                               (13.2)              (20.9)                 --                (15.6)
Effect of acquisitions                                             --                (3.9)              (22.4)                  --
Effect of disposals                                               0.2                 6.7                  --                   --
Total net periodic benefit (cost)/income (excluding
gain on disposal)                                                (3.1)               (2.1)                0.2                (15.1)
Employer contribution                                             2.1                 6.9                 1.2                  4.8
Exchange differences                                             (0.2)                0.1                 0.1                 (0.8)
                                                               ------                ----                ----                -----
Ending balance                                           (euro) (14.2)       (euro) (13.2)       (euro) (20.9)        (euro) (26.7)
                                                         =============       ============       =============        =============


In addition as part of the Europoort plant closure and restructuring in the Netherlands, Dynea International paid termination benefits of (euro) 2.3 million, and held a provision of (euro) 1.9 million at December 31, 2000. The elimination of the pension liabilities for those employees whose service was terminated resulted in a settlement and curtailment gain during the period.

Several subsidiaries were sold during 2001 and 2000, as discussed in Notes 22 and 23. This caused a reduction in the pension liabilities due to the sale of these obligations along with the remaining net assets of the disposed entities.

Dynea International's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate and during 2001 and 2000 amounted to (euro) 4.7 and (euro) 5.2 million, respectively (Note
21).

The actual returns on assets for year ended December 31, 2001, the year ended December 31, 2000, the one-month period ended December 31, 1999 and the 11-month period ended November 30, 1999 were (euro) 0.9 million, (euro) 1.1 million,
(euro) 0.4 million and (euro) 3.1 million, respectively.

17.  Provisions

Provisions consist of:


                                                    Restructuring     Other        Total
                                                    ---------------------------------------
At December 31, 2000                                 (euro) 16.1   (euro) 2.8  (euro) 18.9
Additional provisions charged to income statement            3.2           --          3.2
Utilised during the period                                  (7.8)        (2.2)       (10.0)
Released during the period                                  (0.9)          --         (0.9)
                                                           -----          ---        -----
At December 31, 2001                                 (euro) 10.6   (euro) 0.6  (euro) 11.2
                                                     ===========   ==========  ===========

                                                     December 31, 2001   December 31, 2000
                                                     --------------------------------------
Long-term provisions                                    (euro) 11.2         (euro) 13.5
Short-term provisions (included in other current
 and accrued liabilities)                                       0.0                 5.4
                                                                ---                 ---
Total                                                   (euro) 11.2         (euro) 18.9
                                                        ===========         ===========


Dynea International had two ongoing restructuring plans as of December 31, 2000, in addition to provisions acquired from Dyno. The Tulip plan relates to a Predecessor restructuring plan at Dynea BV. Primus relates to ongoing restructuring in Dynea Chemicals related to redundancies occurring from the acquisition of Dyno and acquisition of Neste.

Tulip
During 1998, management of the Predecessor approved a plan to restructure Dynea Resins B.V. The plan entailed centralization of resins production and closure of the Europoort plant, which resulted in a reduction in the workforce of 50 employees. The plan was implemented and substantially completed in 1998. Substantially all employees were terminated effective December 31, 1998. Restructuring provisions related to this closure of (euro) 3.8 million were acquired in 1999, as part of the acquisition of Neste.

In December 2000, Dynea International announced its decision to close the remaining portions of the Europoort plant by January 1, 2002. In conjunction with this plan, Dynea International recorded a (euro) 6.0 million provision relating to contractual lease payments for the closed plant site, employee termination benefits for involuntarily terminated employees, environmental site remediation, and demolition costs.

In 2001 of these amounts (euro)1.5 million was paid. In addition, Dynea International reversed (euro) 0.9 million of its contractual lease payments relating to its 1998 restructuring, as Dynea International will exit the entire site at a date earlier than estimated.

At December 31, 2001 and 2000 the remaining provision includes contractual lease payments for the closed plant site and employee termination benefits for these terminated employees of (euro) 4.8 million and (euro) 7.2 million, respectively.

Primus
After the acquisition of Neste in 1999, Dynea International began a restructuring plan to streamline the acquired operations under the new management. Accordingly, (euro) 0.2 million in restructuring charges were recorded by Dynea Chemicals Oy in December 1999 related to termination benefits. In 2000, Dynea International has continued to fully merge the operations of its Neste and Dyno acquisitions by eliminating overlapping areas, selling non-core operations, and identifying synergies amongst the operations. Restructuring charges associated with these activities consist of employee termination benefits to 261 involuntarily terminated employees of (euro) 9.3 million (who were substantially terminated as of December 31, 2000), exit costs of (euro) 7.6 million, costs associated with dismantling facilities of (euro) 1.2 million and other miscellaneous related charges of (euro) 2.5 million. Of these charges,
(euro) 8.6 million were accrued and paid through current liabilities and (euro)
6.1 million were utilized in 2000. The remaining unpaid balance in provisions related to these charges is (euro) 6.3 million at December 31, 2000, and was paid out in 2001.

In 2001, Dynea International continued its efforts to streamline operations. Provisions charged to the income statement refer to termination charges of 50 persons at three plants and various other expenses related to closed operations amounted altogether to (euro)3.2 million.

At December 31, 2001 and 2000 the remaining provision relates to the restructuring charges of (euro) 3.2 million and (euro) 6.3 million respectively.

Acquired Provisions
Restructuring provisions of (euro) 0.8 million and (euro) 9.2 million were acquired in the acquisition of the remaining 50% interest of KKP Krems Service GmbH & CokG in 2000 and the acquisition of Dyno, respectively relating to employee terminations and site closures approved and announced by Dyno prior to the acquisition. Of these amounts, (euro) 7.4 million were utilized during 2000, resulting in a remaining provision of (euro) 2.6 million at December 31, 2001 and 2000. This remaining accrual relates to environmental clean-up at a closed plant, and benefit payments for involuntarily terminated employees.

Other Provisions
Other provisions are comprised of various items, including provisions for warranties, minimum guarantees related to a contract that was sold to a third party, and a provision associated with the environmental litigation with the previous owner of Dynea International's St. Therese plant.

18.  Accounts payable

Accounts payable consist of:

                                                       December 31, 2001   December 31, 2000
                                                       -------------------------------------
     Trade payables                                          (euro) 76.6        (euro) 109.6
     Related party payables (Note 25)                                6.3                 4.3
                                                                    ----                ----
     Total                                                   (euro) 82.9        (euro) 113.9
                                                             ===========        ============

19.  Accrued liabilities

Accrued liabilities consist of:

                                                       December 31, 2001   December 31, 2000
                                                       -------------------------------------
     Accrued interest                                        (euro) 15.4         (euro) 38.6
     Fair value of foreign exchange forward contracts                1.6                 0.1
     Fair value of interest rate swap                                3.7                 1.7
     Related party advance (Note 25)                                  --                36.4
     Other accrued liabilities                                       7.3                32.2
                                                                     ---                ----
     Total                                                   (euro) 28.0        (euro) 109.0
                                                             ===========        ============

The related party advance in 2000 represents an advance payment received from Dynea Oy to deliver the shares of the Dyno investcos (Note 25).

20.  Commitments and Contingencies

Dynea International evaluates its position relative to asserted and unasserted claims, loss-making purchase commitments or future commitments and records provisions as needed.

Litigation and claims - Various lawsuits and claims are pending against Dynea International. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the expected deposition thereof will not, in the opinion of the management, both individually and in the aggregate result in a material adverse effect on Dynea International's results of operations and financial position.


Operating lease commitments--The future aggregate minimum lease payments at December 31, 2001, under non-cancelable operating leases were as follows:

                                            December 31, 2001
                         2002                 (euro)  5.2
                         2003                         4.2
                         2004                         2.1
                         2005                         1.6
                         2006                         1.2
                         Thereafter                  10.3
                                                     ----
                         Total                (euro) 24.6
                                              ===========

The operating lease commitments relate to leases for autos, buildings, land, office space, support services and equipment. Rental expense for operating leases amounted to (euro) 6.6 million for the year ended December 31, 2001,
(euro) 3.3 million for the year ended December 31, 2000, (euro) 0.5 million for the one-month period ended December 31, 1999 and (euro) 3.8 million for the 11 month period ended November 30, 1999.

Other commitments-- Dynea International has a supply agreement with Fortum Oil and Gas Oy on steam, electricity and drink water through December 31, 2005. Fortum Oil and Gas Oy sets the prices on a monthly basis based on costs incurred. In addition, Dynea International has a supply agreement with Borealis Polymers Oy on salt free water and compressed air through December 31, 2005. Borealis Polymers Oy sets the prices on a monthly basis based on costs incurred.

Dynea International has a fixed price electricity purchase agreement with Norsk Hydro Produksjon AS based on NordPool system price for 14,600 GWh with a fixed price NOK 178.00 per MWh through December 31, 2002.

Dynea International has a purchase commitment for Resorcinol with Indspec Chemical Corporation. According to the agreement, Dynea International purchases 100% of the global requirement for Resorcinol from the counterparty through December 31, 2003. The price is subject to quantity discounts and raw material cost adjustments.

Dynea International has two long-term Methanol purchase contracts. The contract with Methanor is for 150,000 tonnes and the pricing is based on ICIS prices through December 31, 2003. The contract with Mitsubishi Gas Chemical Inc is for 15,000 tonnes and the pricing is based on lower of spot or ICIS prices through February 28, 2004.

Dynea International has a long-term Melamine purchases contract with DSM through December 31, 2003. The volume of the contracts is 33,000 tonnes, 37,000 tonnes and 40,500 tonnes for 2001, 2002 and 2003, respectively. The price is agreed quarterly.

Dynea International is subject to business risks that are actively managed against exposures.

Financial Guarantees--Wholly-owned subsidiaries have guaranteed long-term borrowings of the parent company. Dynea International has letters of credit and guarantees with financial institutions.

21.  Staff costs

                                                                      (Successor)                      (Predecessor)
                                                   Year Ended          Year Ended   One Month Ended   11 Months Ended
                                                  December 31,        December 31,     December 31,     November 30,
                                                      2001               2000             1999              1999
                                                ---------------------------------------------------------------------
Wages and salaries                                (euro) 103.0      (euro) 116.6        (euro) 9.2      (euro) 85.5
Indirect employee costs                                   20.6              25.3               1.2             19.5
Pension costs--defined contribution plans                  4.7               5.2               0.1              0.7
Pension costs--defined benefit plans                       3.2              (4.6)             (0.2)            15.1
                                                           ---              ----              ----             ----
Total staff costs included in income statement           131.5             142.5              10.3            120.8
                                                         -----             -----              ----            -----
Termination benefits (included in restructuring
and other non-recurring items)                              --              11.1                --              1.2
                                                         -----           -------              ----              ---
Total staff costs                                 (euro) 131.5      (euro) 153.6       (euro) 10.3     (euro) 122.0
                                                  ============      ============       ===========     ============

The average number of persons employed during the year ended December 31, 2001 and 2000, the one-month period ended December 31, 1999, the 11-month period ended November 30, 1999, totals 3,311, 2,942, 2,432, and 2,502, respectively.

22.  Dispositions

On May 31,2001 the Company sold its 30 % interest in LP Pacific Films Sdn Bhd for sales proceeds of (euro) 2.7 million and on June 14, 26.67 % ownership in Hexza-Neste Chemicals Sdn Bhd was sold for sales proceeds of (euro) 4.0 million. The 100 % ownership of Dynomer Sdn Bhd was sold in February 2001 for sales proceeds of (euro) 1.0 million. This company was acquired in Dyno acquisition and asset held for sale treatment was applied in the year 2001 financial statements. On February 2001 Neste Chemicals Distribution business was sold for sales proceeds of (euro) 1.8 million.

During fiscal year 2000, several subsidiaries and associates, other than those discontinuing operations discussed in Note 23, were sold, including Neste Chemicals Japan Co. Ltd., Neste Chemicals UK Ltd., Neste Oxo Belgium NV, Neste Chemicals GmbH, Neste Chemicals Austria Holding GmbH, Krems Chemische Produkte GmbH, Krems Chemie Chemicals Services GmbH & CokG, and the adhesive resins plant in Kitee, Finland (Note 1). Several of these sales were to related parties and are discussed in Note 25. The book value of entities disposed approximated the sales proceeds at the time of sale. Total sales proceeds from these dispositions were (euro) 36.1 million.

In connection with the acquisition of Dyno, Dynea International sold its shares of Dyno Explosives for (euro) 258.1 million to Dyno Nobel and Dyno Nobel repaid an intercompany loan of (euro) 220.2 million due from Dyno Explosives to the business retained by Dynea International.

Pursuant to a decision of the European Commission approving the acquisition of Dyno, the adhesive resins operation located at Kitee, Finland, was sold in November 2000 for (euro) 34.0 million, and had been accounted for on the cost basis prior to the sale.

23.  Discontinuing operations

During fiscal year 2001, the Polyester business was sold including Neste Polyester (Kunshan) Co., Neste Chimie France S.A., Neste Polyester S.A., Neste Eastern Markets Oy and Neste Chemicals Services Oy.

In May and August of 2000, Dynea International disposed of its NC Trading and Oxo business segments, respectively. In April 2001, Dynea International disposed the Polyester segment.

Cash flows and net assets disposed for each of the discontinuing segments are as follows:

                                           Polyester                      NC Trading                       Oxo
                                 ------------------------------------------------------------------------------------------
                                   Year Ended     Year Ended      Year Ended     Year Ended      Year Ended     Year Ended
                                  December 31,   December 31,    December 31,   December 31,    December 31,   December 31,
                                      2001           2000            2001           2000            2001           2000
                                 ------------------------------------------------------------------------------------------
Operating cash flows              (euro) (0.2)    (euro) 3.2             --      (euro) 1.8              --     (euro) 6.6
Investing cash flows                     (0.5)          (2.9)            --              --              --           (0.7)
Financing cash flows                      0.7            0.5             --            (1.9)             --           (0.1)
                                          ---            ---            ---            ----             ---           -----
Total cash flows                   (euro) 0.0     (euro) 0.8             --     (euro) (0.1)             --     (euro) 5.8
                                   ==========     ==========                    ===========                     ==========
Total assets to be disposed                --           81.0             --              --              --             --
Total liabilities to be disposed           --          (20.1)            --              --              --             --
Net assets to be disposed                  --           60.9             --              --              --             --

The loss on sale of Polyester in year ended December 31, 2001 was (euro) 3.3 million.

The net book value of the NC Trading and Oxo segments approximated the proceeds from the sale in year ended December 31, 2000.

The net cash inflow on the sales is determined as follows:

                                                   Polyester  NC Trading   Oxo
                                                  ------------------------------
Proceeds from sale                                    65.8        7.4     155.6
Less: cash and cash equivalent in subsidiary sold     (0.6)      (2.2)    (16.3)
                                                      ----       ----     -----
Net cash inflow on sale                               65.2        5.2     139.3
                                                      ====        ===     =====

In addition, on September 1, 2000, Dynea International sold its Paper Chemicals business for proceeds of (euro) 30.3 million less cash disposed of (euro) 2.3 million. No gain or loss on the sale was recorded.

24.  Finance costs


                                                                    (Successor)                      (Predecessor)
                                                     Year Ended     Year Ended     One Month Ended      11 Months
                                                    December 31,   December 31,     December 31,       November 30
                                                        2001           2000             1999              1999
                                                    ---------------------------------------------------------------
  Interest income                                   (euro) (6.2)    (euro) (4.5)     (euro) (0.9)      (euro) (2.8)
  Other financial income                                   (0.7)           (0.7)               --             (0.1)
  Net foreign exchange transaction (gains) losses          (4.5)            7.3             (1.2)             (2.5)
  Interest expense                                         79.9            53.3              4.1               9.2
  Other financial expense                                  10.4             4.3               --               0.7
  Loss on early extinguishments of debt (Note 14)           1.3            15.4               --                --
                                                            ---            ----
  Net finance costs                                 (euro) 80.2     (euro) 75.1       (euro) 2.0        (euro) 4.5
                                                    ===========     ===========       ==========        ==========

25.  Related party transactions

Dynea Oy owns 100% of Dynea International's shares. The ultimate parent of Dynea International is Industri Kapital, which controls 88% of the voting rights of Dynea Oy indirectly through its two investment funds, Industri Kapital 1997 Limited and Industri Kapital 2000 Limited. Management and other shareholders own the remaining shares.

The following transactions were carried out with related parties:

Acquisitions
Dynea International purchased the melamine resins business from Neste Chemicals GmbH, a subsidiary of Dynea Oy (Note 1).

Discontinuing Operations and Dispositions
The Oxo segment, as well as several other subsidiaries were sold to related parties. The Oxo segment was sold to Oxo Holding AB (a company controlled by Industri Kapital) for a sales price of (euro) 155.6 million in August of 2000. Neste Chemicals GmbH, KCA Chemishe Producte GmbH, and KC Chemische Produkte GmbH, were sold to Dynea Oy for a nominal amount. Sales from these entities through the date of disposition were (euro) 30.7 million. The purchase and sale agreements of KCA Chemishe Producte GmbH and KC Chemische Produkte GmbH contained a bettering clause whereby if certain conditions are met, the excess of that amount over the purchase price plus capital contributions shall be distributed to Dynea International. No estimate can be made of any probable future gains, if any, from this contingency.

Dyno Explosives was sold immediately following the acquisition of Dyno to Dyno Nobel ASA (a company also controlled by Industri Kapital) for a net sales price of NOK 3,891.9 million ((euro) 478.3 million). No gain or loss on the sale was recorded.

Dyno Investcos
The Dyno investco businesses (Note 12) comprise three separate companies, Dyno Specialty Polymers AS, Dynopart Holding AS, and a 49.7% interest in Dynal Biotech ASA (held by Dynopart Holding AS). During 2000, Dynea Chemicals Oy entered into an agreement with Dynea Oy to sell these businesses on completion of the formal demerger of Nordkem AS for NOK 400.0 million ((euro) 49.5 million). Prior to the formal demerger, Dyno Specialty Polymers AS was sold to Dynal ASA for NOK 129.0 million ((euro) 15.9 million) less selling expenses and related taxes of NOK 29.0 million ((euro) 3.6 million). This cash was paid to Dynea ASA and subsequently transferred to Dynea Chemicals Oy through Nordkem AS (Note 19). During 2001, the ownership in the Dyno Investcos was transferred to Dynea Oy according to the agreement.

Sales and Purchases of Goods

Dynea International sold products, at market prices, to Paroc AB, a company controlled by Industri Kapital, totalling approximately (euro) 8.7 million and
(euro) 9.6 million during the years ended December 31, 2001 and December 31, 2000. At December 31, 2001, Dynea International had receivables of (euro) 1.3 million related to these sales.

Dynea International sold products, at market prices, to Sydsvenska Kemi AB, a company controlled by Industri Kapital, totalling approximately (euro) 0.1 million during the year ended December 31, 2001.

Dynea International sold products, at market prices, to other companies controlled by Industri Kapital, totalling approximately (euro) 1.6 million,
(euro) 0.3 million, (euro) 0.4 million, and (euro) 2.0 million during the years and periods ended December 31, 2001, December 31, 2000, December 31, 1999 and November 30, 1999.

Dynea International sold products, at market prices, to associates, totalling approximately (euro) 1.7 million and (euro) 0.4 million during the years ended December 31, 2001 and December 31, 2000. At December 31, 2001, Dynea International had receivables of (euro) 0.7 million related to these sales.

Dynea International sold products, at market prices, to Neste Chemicals UK, a subsidiary that was disposed of by Dynea International during 2000, totalling approximately (euro) 0.2 million during the year ended December 31, 2000. At December 31, 2000, Dynea International had receivables of (euro) 0.2 million related to these sales.

Dynea International purchased materials and supplies, at market prices, from Sydsvenska Kemi AB, a company controlled by Industri Kapital, totalling approximately (euro) 2.3 million during the year ended December 31, 2001. At December 31, 2001, Dynea International had payables of (euro) 0.2 million related to these purchases.

Dynea International purchased materials and supplies, at market prices, from other companies controlled by Industri Kapital, totalling approximately (euro)
1.6 million, (euro) 0.7 million and (euro) 1.7 million during the years and periods ended December 31, 2001, December 31, 2 000 and November 30, 1999. There were no such purchases for the one-month period ended December 31, 1999. At December 31, 2001, Dynea International had payables of (euro) 0.2 million related to these purchases.

Dynea International purchased materials and supplies, at market prices, from associates, totalling approximately (euro) 17.3 million and (euro) 18.4 million during the years ended December 31, 2001 and December 31, 2000.

Other Income and Expenses

During the year ended December 31, 2001, Dynea International paid fees to Industri Kapital in the amount of (euro) 0.2 million for business consulting.

A service agreement exists between Dynea International, and Dynea Oy to provide management and support services. The management was transferred from Dynea Chemicals Oy to Dynea Oy in November 2000. These management and support expense charges amounted to (euro)7.1 million in 2001 and amounts in 2000 were minor. Dynea International paid fees of approximately, (euro) 0.5 million and (euro)
9.2 million in the periods ended December 31, 1999 and November 30, 1999, after giving effect to the carve-out adjustments, to Fortum for items such as payroll, computer support, and accounting shared services.

During the periods ended December 31, 2001, December 31, 2000 and November 30, 1999, the income statement included other operating expenses of (euro) 0.5 million, (euro) 1.4 million and (euro) 1.5 million, respectively, incurred with related parties. There were no such expenses for the one-month period ended December 31, 1999.

Dynea International recognised interest income on related party receivables of approximately (euro) 0.2 million for the period ended November 30, 1999 and other income of (euro) 0.3 million for the period ended December 31, 2000.

In addition, the income statement at December 31, 2000, includes other operating expenses of (euro) 0.2 million related to reimbursement of travel costs and expenses to several members of management.

Finance cost
In Predecessor periods, Neste had long-term debt with Fortum that accrued interest at a rate of Eurobor plus one-half percent. Interest expenses during the periods ended November 30, 1999 were approximately (euro) 4.6 million. Immediately following the acquisition of Neste, Dynea International repaid related party debt, mainly held by Fortum, in the amount of (euro) 33.9 million.

Transactions with Directors
During the period ended December 31, 2000, (euro) 0.5 million was paid to a director of a subsidiary as severance due to restructuring. This amount is included in restructuring and other related items on the income statement.

For the year ended December 31, 2001, total director remuneration was (euro) 3.3 million. Roschier-Holmberg & Waselius, a law firm at which a former board member of Dynea International is a partner, provided (euro) 0.5 million in legal services to Dynea Chemicals in 2001 and (euro)1.5 million in 2000.

Dividends
The Predecessor paid dividends to Fortum in the amount of (euro) 8.5 million in the period ended November 30, 1999.

Group Contributions
DynoPart AS, a Norwegian limited liability company and subsidiary of Dynea Oy, disposed of its equity interest in Dynal Biotech (one of the Dyno Investcos) during 2001 for approximately (euro)41.0 million. Under Norwegian tax legislation, companies are required to pay taxes on an individual entity basis, regardless of whether they belong to a consolidated group. However, individual companies within a consolidated group are permitted under certain conditions to transfer income to related entities within a tax period. These transfers are recorded as group contributions and are charged or credited to equity. In addition the current tax and deferred tax related to the group contributions are also charged or credited directly to equity.

Group contributions amounting to (euro)38.2 million were made by Dynopart AS and Dynopart Holding AS to Nordkem AS in 2001 of which (euro) 30 million was paid in cash during October 2001. The group contribution received by Nordkem AS is not considered to be taxable and therefore the total group contribution of
(euro)38.2 million was taken to shareholders' equity.

Trade Receivables
At December 31, 2001 Nordkem A/S has a (euro)8.2 million receivable with Nordkem Dynopart Holding A/S and Dynea Finland Oy has a (euro)1.0 million receivable with Paroc.

Loan Receivables
Dynea International had a loan receivable with LP Pacific Films Sdn Bhd, an associate that was sold in 2001, for (euro) 1.5 million as of December 31, 2000. Interest income related to this loan was (euro) 0.1 million for the year ended December 31, 2000.

Trade payables
Dynea Chemicals Oy has a payable of (euro) 5.5 million and Dynea Canada Inc.
(euro) 0.8 million with Dynea Oy as of December 31, 2001.

Borrowings
During 2000, in connection with obtaining the Senior Credit Agreement (Note 14), Dynea International paid finance consulting fees to Industri Kapital in the amount of (euro) 2.3 million. These fees have been included within transaction costs.

Guarantees
During the year ended December 31, 2001, Dynea Oy guaranteed a trade receivable to Dynea International amounting to (euro)4.6 million.

26.  Notes to the cash flow statement


                                                                                  Consolidated                        Combined
                                                                  ----------------------------------------------   ---------------
                                                                                  (Successor)                       (Predecessor)
                                                                    Year Ended     Year Ended       One Month         11 months
                                                                     December     December 31,   Ended December     Ended November
                                                          Notes      31, 2001         2000          31, 1999           30, 1999
                                                                  ----------------------------------------------   ---------------
 Operating activities
  Net loss for the year/period                                    (euro) (50.0)   (euro) (62.3)    (euro) (9.2)     (euro) (16.2)
  Adjustments for:
    Depreciation and amortisation                          4,5            56.5            50.3             4.8              45.7
    Impairment write downs                                 4,5             2.3             6.4              --                --
    Loss on sale of discontinued operations                23              3.3
    Gain on sale of associated companies                                  (3.0)
    Loss (gain) on sale of assets:
       Profit on disposal of trading investments                          (0.7)
       Loss on sale of other assets                                        0.6            (0.2)            1.5              (2.6)
    Carve-out adjustment                                   1                --              --              --               3.3
    Share in undistributed earnings of associated
       companies and joint ventures                        6               1.3            (4.0)           (0.1)             (0.3)
    Recognition of loss under transition to IAS 19
    (revised)                                              16               --              --              --              10.7
    Finance costs                                          24             80.2            75.1             2.0               4.5
    Income tax (benefit) expense                           15             (7.6)          (19.6)           (0.5)             15.3
    Minority interest                                      2               2.4             0.7             0.1              (0.4)
    Other non-cash items                                                    --              --              --               1.8
                                                                          ----            ----            ----              ----
  Adjusted net loss before working capital changes                         85.3           46.4           (1.4)              61.8

  Working capital changes:
    (Increase) decrease in inventory                       7              15.7            (5.1)            2.3              (4.9)
    (Increase) decrease in accounts and related party
       receivables                                         8               6.5           (33.2)            6.8             (56.0)
     Decrease in trading investments                                      60.1
    (Increase) decrease in other current assets            12              4.2           (14.4)           (5.9)             (6.8)
    (Increase) decrease in other non-current assets                         --            (0.3)             --              (3.6)
    (Decrease) increase in accounts and related party
       payables                                            18            (11.8)           36.1            (5.6)             21.2
    (Decrease) increase in accrued liabilities             19            (23.7)            0.8            11.9               5.9
    (Decrease) increase in other current liabilities                     (13.4)           (7.1)            1.8              (4.4)
    (Decrease) increase in pension liabilities             16              0.7            (7.0)           (2.8)              0.4
    Increase in provisions                                                (0.9)            1.6            (8.4)              8.3
    (Decrease) increase in other non-current liabilities   17               --            (2.6)           (6.1)              0.2
                                                                         -----           -----           -----              ----
Cash generated/(used in) from operations                          (euro) 122.7     (euro) 15.2     (euro) (7.4)      (euro) 22.1
                                                                  ------------     -----------     ------------      -----------



Included within cash generated from operations of (euro)122.7 million is cash proceeds of 60.1 million from the disposal of bonds held by subsidiary that were categorized as trading investments in the previous year.

The financial statements for the period ended December 31, 2001, December 31,2000 and November 30, 1999 include non-cash capital contributions and (distributions) totalling (euro) 8.2 million, (euro) 4.5 million and (euro) (31.8) million, respectively. Included in these amounts are the carve-out adjustments. For the period ended November 30, 1999, the carve-out adjustment increases expenses in the amount of (euro) 3.3 million, to reflect services received from the parent company. Included in the period ending November 30, 1999, is the effect of adopting IAS 19 (revised) "Employee Benefits" on January 1, 1999, as discussed in Note 16.

27.  Other principal subsidiary undertakings

Principal subsidiary undertakings as at December 31, 2001:

                                                                      % Ownership
                                      Country of         ---------------------------------------
            Subsidiary               Incorporation       December 31, 2001    December 31, 2000
 -----------------------------------------------------------------------------------------------
 Dynea B.V.                        Netherlands                  100%                 100%
 Dynea Austria GmbH                Austria                      100%                 100%
 Dynea Singapore PT Ltd            Singapore                    100%                 100%
 Dyno Nederland BV                 Netherlands                  100%                 100%
 Dynea ASA                         Norway                       100%                 100%
 Dynea NZ Ltd                      New Zealand                  100%                 100%
 Dynea NV                          Belgium                      100%                 100%
 Dynea Ireland Ltd                 Ireland                      100%                 100%
 Dynea Overlays Oy                 Finland                      100%                 100%
 Dynea Chemicals Oy                Finland                      100%                 100%
 PT Dyno Indria                    Indonesia                     51%                  51%
 Dynea Canada Inc.                 Canada                       100%                 100%
 Dynea U.S.A. Inc                  USA                          100%                 100%
 Dynea Overlays WI Inc             USA                          100%                 100%

All holdings are in the ordinary share capital of the undertaking concerned.

28.  Differences between IAS and U.S. Generally Accepted Accounting Principles

Dynea International's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between IAS and U.S. GAAP that affect the consolidated net loss and total shareholder's equity are presented below together with explanations of those differences. Various differences that have insignificant or no impact, such as principals related to leases, impairments, and taxes, among others, have not been presented.

                                                                          (Successor)                        (Predecessor)
                                                        --------------------------------------------------  ---------------
                                                          Year Ended      Year Ended     One Month Ended    11 Months Ended
                                                         December 31,    December 31,      December 31,       November 30,
                                                             2001            2000              1999               1999
                                                        --------------------------------------------------  ---------------
Reconciliation of net loss:
Net loss reported under IAS                              (euro)(50.0)    (euro) (62.3)     (euro) (9.2)       (euro) (16.2)
U.S. GAAP adjustments:
    Assets held for sale                             a             --            (3.7)             5.9                  --
    Depreciation expense                             a            1.4             1.4              0.5                  --
    Amortisation of goodwill                         a            0.1             0.1              0.3                  --
    Pension expense                                  b           (0.6)            1.5               --                 9.4
    Marketable securities                            c             --             0.2               --                  --
    Deferred tax effect of U.S. GAAP adjustments                 (0.2)           (0.7)            (0.1)               (2.6)
                                                                 -----           -----            -----               -----
Net loss under U.S. GAAP                                  (euro)(49.3)   (euro) (63.5)     (euro) (2.6)        (euro) (9.4)
                                                          ============   =============     ============        ============

                                                                            (Successor)
                                                               December 31, 2001     December 31, 2000
                                                              -----------------------------------------
Reconciliation of shareholder's equity:
Total shareholder's equity reported under IAS                      (euro) 172.7          (euro) 200.0
U.S. GAAP adjustments:
    Assets held for sale                                   a                2.2                   2.2
    Depreciation of tangible assets                        a                3.3                   1.9
    Amortisation of goodwill                               a                0.5                   0.4
    Pension expense                                        b                0.9                   1.5
    Additional minimum pension liability, net of tax       b               (2.0)                   --
    Marketable securities                                  c                0.2                   0.2
    Unrealised loss on marketable securities               c               (0.2)                 (0.2)
    Goodwill and fair value translation adjustments        d              (12.7)                 (9.7)
    Deferred tax effect of U.S. GAAP adjustments                           (1.0)                 (0.8)
                                                                          -----                 -----
Total shareholder's equity under U.S. GAAP                         (euro) 163.9          (euro) 195.5
                                                                   ============           ===========



(a)  Assets Held For Sale

In 1999, under U.S. GAAP, Dynea International determined that there were businesses which should be classified as assets held for sale in accordance with EITF 87-11 "Allocation of Purchase Price to Assets to be Sold". These businesses were principally comprised of Oxo, Polyester, and NC Trading. Dynea International estimated the fair value of the businesses held for sale based on discussions with prospective buyers, adjusted for selling costs. The total carrying value of assets held for sale at December 31, 1999 was (euro) 287.8 million. In conjunction with finalization of the purchase price allocation, the fair values of the acquired assets and liabilities of these entities was revised to (euro) 258.0 million. The amount of net profit/(loss) that has been excluded from the income statement for the year ended December 31, 2000, and the period from formation through December 31, 1999, on a U.S. GAAP basis is (euro) 3.7 million and (euro)(5.9) million, respectively. No interest has been allocated to the assets held for sale, as management did not use the proceeds from the sale of these assets to repay the debt associated with their purchase.

When goodwill was allocated to the assets to be sold at acquisition in order to reflect them at their fair value, negative goodwill was created. Accordingly, the carrying value of long-lived assets was reduced such that negative goodwill was eliminated. This creates a difference between IAS and U.S. GAAP related to goodwill amortisation and depreciation expense.

Because Polyester was not disposed within one year, Polyester's results of operations have been included in U.S. GAAP net income for the period subsequent to the end of the one-year holding period on November 30, 2000, in accordance with EITF 90-6 "Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to be Sold." Thus, this U.S. GAAP adjustment provides for losses incurred by the Polyester operations through November 30, 2000.

(b)  Pension Expense

Under IAS the Company accounts for pension costs and similar obligations in accordance with IAS 19 (revised 2000), "Employee Benefits." For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The Company has the following differences in applying the two standards:

     Certain subsidiaries maintain a "flat dollar" pension plan where benefit increases may be granted periodically. Under IAS, these increases are accrued when calculating the projected benefit obligation and service cost, as they are considered a constructive obligation arising from an informal practice to grant such increases. However, under U.S. GAAP, these benefit increases are only accrued when the employer is deemed to be substantively committed to granting these increases. Otherwise, these increased benefits are treated as plan amendments when they occur.

     The Company amended one of its benefit plans in Canada. Under IAS the plan amendments, to the extent vested, are recognized through the income statement in the year they occur. Under U.S. GAAP the impact is amortized over the expected services terms of the related employees.

     In addition, the two frameworks differ in the treatment of curtailments and settlements. Under IAS, gains or losses on a plan curtailment are recognised when Dynea International is demonstrably committed to making a material reduction in the future service benefits covered by a plan. U.S. GAAP, however, requires that an enterprise recognise gains related to a curtailment when the related employees terminate or the plan suspension or amendment is adopted, and recognise losses when it is probable that the curtailment will occur and the effects can be reasonably estimated. Both IAS and U.S. GAAP allow for accelerated recognition of unrecognized amounts on curtailments and settlements. However, the methods used in determining the portion of unrecognized amounts differ under the two frameworks.

     Under U.S. GAAP, the employer should recognize an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is calculated using based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. IAS does not require the recognition of an additional minimum liability.


The following is a reconciliation of the balance sheet and income statement amounts recognised for IAS and U.S. GAAP for pensions as of December 31, 2001 and December 31, 2000. There was no IAS to U.S. GAAP adjustment as of December 31, 1999.

                                                         December 31, 2001   December 31, 2000
 Liability recognized for IAS                              (euro) (14.2)       (euro) (13.2)
 Difference in service and interest costs                           0.0                 0.7
 Difference in acturial value of scheme liabilities                (0.1)                0.5
 Difference in unrecognized amounts                                 1.2                 0.4
 Additional minimum pension liability                              (2.9)                  -
                                                                   -----                  -
 Liability recognized for U.S. GAAP                        (euro) (16.0)       (euro) (11.6)
                                                           -------------       ------------

 Net periodic pension benefit recognized for IAS            (euro) (2.9)        (euro) (4.6)

 Difference in service cost                                         0.0                (0.6)
 Difference in interest cost                                        0.1                (0.1)
 Difference in recognition of unrecognized amounts                  0.4                   -
 Difference in settlements/curtailments                            (1.1)               (0.8)
                                                                   -----              -----
 Net periodic pension benefit recognized for U.S. GAAP      (euro) (3.5)        (euro) (6.1)
                                                            ------------        ------------


(c) Marketable Securities

In accordance with IAS the company accounts for marketable securities as discussed in Note 2. US GAAP requires that investments in debt and certain equity securities be classified as either trading, available-for-sale, or held to maturity, depending on management's intent and ability with respect to holding such investments. Investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of equity. For the purposes of US GAAP, the gains and losses recognized from the application of market value in 2000 are recorded as unrealized gains and losses in a separate component of equity. The realized gains from the sale of marketable securities were immaterial for the years 2000 and 2001.

(d) Translation Adjustments

In accordance with IAS 21, Dynea International translates goodwill and fair value adjustments arising from the acquisition of foreign entities at the exchange rate at the date of acquisition. Under U.S. GAAP, SFAS 52 requires these amounts to be translated at the exchange rate at each balance sheet date. The translation adjustment is included in comprehensive income under U.S. GAAP

29.  Subsequent Event

In March 2002, the share capital of Dynea International was increased (euro) 7.0 million.

Included within cash and cash equivalents at the yearend was residual proceeds from the Polyester disposal amounting to (euro) 12 million, which was required under the terms of the senior credit agreement to be applied as a prepayment against existing term loan facilities. This amount was applied as a prepayment of part of the Term B Loan of the Senior Credit Agreement in March 2002.

REPORT OF INDEPENDENT ACCOUNTANTS


Helsinki, April 24, 2002

To the Shareholder and the Board of Directors of Dynea Chemicals Oy and its subsidiaries:

In our opinion, based on our audits and the reports of the other auditors, the accompanying Consolidated Balance Sheet and the related Consolidated Income Statement, Statement of Changes in Equity and Cash Flow Statement present fairly, in all material respects, the financial position of Dynea Chemicals Oy and its subsidiaries ("the Company") at December 31, 2001 and 2000 and the results of their operations and their cash flows for the year ended December 31, 2001 and 2000 and for the period from December 1, 1999 through December 31, 1999, in conformity with International Accounting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Nordkem AS, a wholly-owned subsidiary of the Company, which consolidated financial statements, expressed in conformity with International Accounting Standards, reflect total assets of (euro)928.6 million at December 31, 2000 and total revenues of (euro)207.3 million for the period from August 8, 2000 through December 31, 2000. In addition, we did not audit the consolidated financial statements of Krems Chemie Akttiengesellschaft, Krems, a 96.4 percent owned subsidiary, which consolidated financial statements, expressed in conformity with accounting principles generally accepted in Austria, reflect total assets of (euro)74.5 million (Austrian Shillings 1,025.2 million) at December 31, 1999 and total revenues of (euro)6.7 million (Austrian Shillings 91.6 million) for the period from December 1, 1999 through December 31, 1999. Those consolidated financial statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Nordkem AS under International Accounting Standards and Krems Chemie Akttiengesellschaft, Krems under generally accepted accounting principles in Austria, is based solely on the reports of the other auditors. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of Krems Chemie Akttiengesellschaft, Krems financial statements from accounting principles generally accepted in Austria to International Accounting Standards) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion expressed above.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss expressed in euros for the year ended December 31, 2001 and 2000 and for the period from December 1, 1999 through December 31, 1999, and the determination of the consolidated shareholder's equity also expressed in euros at December 31, 2001 and 2000 to the extent summarized in Note 28 to the consolidated financial statements.


PricewaterhouseCoopers Oy
Authorized Public Accountants



Kim Karhu

                       Dynea Chemicals Oy and Subsidiaries

INDEPENDENT AUDITORS' REPORT


To the Shareholder of Nordkem AS


We have audited the consolidated balance sheet of Nordkem AS and its subsidiaries as of December 31, 2000 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the period from August 8, 2000 through December 31, 2000 (not presented separately herein). These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Nordkem AS and its subsidiaries as of December 31, 2000 and the results of their operations, their cash flows and their changes in shareholders' equity for the period from August 8, 2000 through December 31, 2000 in conformity with International Accounting Standards.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the period from August 8, 2000 through December 31, 2000 and the determination of shareholders' equity as of December 31, 2000 to the extent summarized in Note 21 to the consolidated financial statements (not presented separately herein).


Deloitte & Touche AS


Oslo, Norway
May 15, 2001

                       Dynea Chemicals Oy and Subsidiaries

                        REPORT OF INDEPENDENT ACCOUNTANTS

INDEPENDENT AUDITOR` REPORT ON THE
DECEMBER FINANCIAL STATEMENTS OF
KREMS CHEMIE AKTIENGESELLSCHAFT


To Krems Chemie Aktiengesellschaft


We have audited the financial statements of Krems Chemie Aktiengesellschaft, Krems consisting of the balance sheet as of December 1999 and the profit and loss account for the one month ended December 31, 1999 (not presented separately herein). The financial statements are prepared under Austrian GAAP and expressed in Austrian Schillings. The financial statements are the responsibility of Krems Chemie AG's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial information on the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements for Krems Chemie Aktiengesellschaft, Krems present fairly, in all material respects, the financial position of Krems Chemie as of December 31, 1999, and its results of operations for the one month then ended in accordance with generally accepted accounting principles in Austria.

Vienna, Austria, May 26, 2000

                                                ARTHUR ANDERSEN
                                      Wirtschaftsprufungsgesellschaft mbH




                                Michael SCHOBER                Manfred GERITZER
                                         Certified public accountants

                       Dynea Chemicals Oy and Subsidiaries

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of Dynea Chemicals Oy and Subsidiaries

         In our opinion, based upon our audits, the accompanying combined statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the results of operations and of cash flows of the specialty chemical division of Fortum Oyj ("Fortum"), which is the combination of several subsidiaries and divisions involved in the chemicals business of Fortum that were purchased by Industri Kapital investors (referred to as "Neste Chemicals Group" or the "Group" or "Dynea Chemicals Oy Predecessor"); for the eleven month period ended November 30, 1999, in conformity with international accounting standards. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit Krems Chemie Aktiengesellschaft, Krems, a subsidiary which is 96.4 percent owned by the Group, whose consolidated statements expressed in conformity with accounting principles generally accepted in Austria reflect total assets of
(euro)82.1 million (Austrian Shillings 1,129.8 million) at November 30, 1999 and total revenues of (euro)133.3 million (Austrian Shillings 1,834.3 million) for the eleven month period ended November 30, 1999. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Krems under generally accepted accounting principles in Austria, is based solely on the report of the other auditors. We conducted our audit in accordance with auditing standards generally accepted in the United States and international standards on auditing, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of Krems financial statements from Austrian GAAP to international accounting standards) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for the opinion expressed above.

         International accounting standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of combined net loss expressed in euros for the eleven month period ended November 30, 1999, and the determination of combined shareholders' equity also expressed in euros at November 30, 1999 to the extent summarized in Note 28 to the combined financial statements.

PricewaterhouseCoopers Oy
Helsinki, Finland

April 30, 2000, except for Note 28 which is as of June 30, 2000

                       Dynea Chemicals Oy and Subsidiaries

                        REPORT OF INDEPENDENT ACCOUNTANTS


INDEPENDENT AUDITOR` REPORT ON THE
CONSOLIDATION FINANCIAL STATEMENTS OF
KREMS CHEMIE AKTIENGESELLSCHAFT


To Krems Chemie Aktiengesellschaft


We have audited the financial statements of Krems Chemie Aktiengesellschaft, Krems consisting of the balance sheet as of November 1999 and the profit and loss account for the eleven months ended November 30, 1999 (not presented separately herein). The consolidated financial statements are prepared under Austrian GAAP and expressed in Austrian Shillings. The consolidated financial statements are the responsibility of Krems Chemie AG's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial information on the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements for Krems Chemie Aktiengesellschaft, Krems present fairly, in all material respects, the consolidated financial position of Krems Chemie as of November 30, 1999, and its results of operations for the eleven months then ended in accordance with generally accepted accounting principles in Austria.

Vienna, Austria, May 26, 2000

                                              ARTHUR ANDERSEN
                                    Wirtschaftsprufungsgesellschaft mbH




                             Michael SCHOBER                  Manfred GERITZER
                                       Certified public accountants

                       Dynea Chemicals Oy and Subsidiaries
                           Consolidated Balance Sheet
                        (all amounts in (euro) millions)


                                                                                As at                As at
                                                                 Notes    December 31, 2001    December 31, 2000
                                                                ------------------------------------------------
Assets
Non-current assets
   Property, plant and equipment, net                              4         (euro) 457.3         (euro) 500.1
   Intangible assets                                               5                269.4                277.9
   Investments in associates and joint ventures                    6                 39.3                 43.2
   Deferred tax assets                                             15                   -                 10.6
   Other non-current assets                                                           2.9                 12.2
                                                                                    -----                -----
   Total non-current assets                                                         768.9                844.0
                                                                                    -----                -----
Current assets
   Inventories                                                     7                 73.5                102.5
   Accounts receivable and prepayments                             8                148.5                200.5
   Marketable securities                                           10                 1.7                 61.8
   Taxes currently receivable                                                        10.2                 14.5
   Other current assets                                            12                 1.2                 51.2
   Cash and cash equivalents                                       29                59.3                 40.2
                                                                                    -----                -----
   Total current assets                                                             294.4                470.7
                                                                                    -----                -----
Total assets                                                                      1,063.3              1,314.7
                                                                                  =======              =======
Equity and liabilities
Capital and reserves
   Share capital                                                   13               276.5                276.5
   Group contribution                                              25                36.8                   --
   Cumulative translation adjustment                                                (25.0)                (9.4)
   Accumulated loss                                                                (119.2)               (70.3)
                                                                                   ------               ------
   Total capital and reserves                                                       169.1                196.8
                                                                                    -----                -----
Minority interest                                                  2                 10.0                  8.4

Non-current liabilities
   Long-term borrowings                                            14               528.4                591.3
   Pension liabilities                                             16                14.2                 13.2
   Long-term provisions                                            17                11.2                 13.5
   Deferred tax liabilities                                        15                54.8                 87.4
   Other non-current liabilities                                                      6.8                  0.4
                                                                                    -----                -----
   Total non-current liabilities                                                    615.4                705.8
                                                                                    -----                -----
Current liabilities
   Accounts payable                                                18                82.4                113.9
   Accrued liabilities                                             19                20.6                109.0
   Long-term borrowings due currently and short-term borrowings    14               120.8                112.7
   Taxes currently payable                                                            8.2                 37.8
   Other current liabilities                                                         36.8                 30.3
                                                                                    -----                 ----
   Total current liabilities                                                        268.8                403.7
                                                                                    -----                -----
Total liabilities                                                                   884.2              1,109.5
                                                                                    -----              -------
   Commitments and contingencies                                   20
Total equity and liabilities                                               (euro) 1,063.3       (euro) 1,314.7
                                                                           ==============       ==============


On April 24, 2002, Dynea Chemicals Oy's Board of Directors authorized these financial statements for issue.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                       Dynea Chemicals Oy and Subsidiaries
                   Consolidated and Combined Income Statement
                        (all amounts in (euro) millions)

                                                                              Consolidated                            Combined
                                                                               (Successor)                          (Predecessor)

                                                             Year Ended         Year Ended      One Month Ended    11 Months Ended
                                                  Notes  December 31, 2001  December 31, 2000  December 31, 1999  November 30, 1999
                                                  ----------------------------------------------------------------------------------

Sales                                              3      (euro) 1,049.6      (euro) 1,054.6         (euro) 66.2      (euro) 770.6

Other operating income                                              11.3                18.2                 3.1               6.9

Changes in inventories of finished goods and work
in progress                                                          8.5                 2.8                (4.2)             11.7
Raw materials and consumables used                                 690.0               686.8                47.0             455.2
Services and rents                                                  27.4                28.1                 1.4              21.6
Staff costs                                        21              131.3               142.5                10.3             120.8
Other operating expense                                            125.5               151.7                17.5             118.2
Depreciation and amortization                      4,5              56.5                50.3                 4.8              45.7
Restructuring and other related items              17                3.2                25.5                 0.2               1.4
Profit on sale of associates                       22               (3.0)                 --                  --                --
Loss on sale of discontinued operation             23                3.3                  --                  --                --
Impairment write-downs                             4,5               2.3                 6.4                  --                --
                                                                   -----               -----               -----             -----

Operating profit (loss)                                             15.9               (21.3)               (7.7)              2.9

Finance costs                                      24              (79.6)              (73.9)               (2.0)             (4.5)
Share of income in associates and joint ventures   6                 9.7                15.2                 0.1               0.3
                                                                   -----               -----               -----             -----

Loss before income taxes and minority interest                     (54.0)              (80.0)               (9.6)             (1.3)

Income tax benefit (expense)                       15                7.5                19.6                 0.5             (15.3)
                                                                   -----               -----               -----             -----
Loss from ordinary activities before minority
interest                                                           (46.5)              (60.4)               (9.1)            (16.6)

Minority interest income (expense)                 2                (2.4)               (0.7)               (0.1)              0.4
                                                                   -----               -----               -----             -----

Net loss for the year/period                                (euro) (48.9)       (euro) (61.1)        (euro) (9.2)     (euro) (16.2)
                                                            =============       =============        ============     =============



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                       Dynea Chemicals Oy and Subsidiaries
            Consolidated and Combined Statement of Changes in Equity (all amounts in (euro) millions except share information)

                                                     Predecessor
                                                        Equity
                                                        ------
  Combined
  Balance, December 31, 1998 (Predecessor)                159.4
  Net loss for the period                                 (16.2)
  Cash contributions                                      105.6
  Capital distributions - non-cash                        (31.8)
  Cash dividend                                            (8.5)
  Translation adjustment                                    7.9
                                                   ------------
  Balance, November 30, 1999 (Predecessor)         (euro) 216.4
                                                   ============

  Total recognized losses, representing the total of net loss and translation adjustment, for the period ended November 30, 1999 were (euro) 8.3 million.

-----------------------------------------------------------------------------------------------------------------------------------
                                                    Issued and                              Cumulative    Recognized
                                          Shares    Paid Share     Group      Accumulated  Translation      Gains         Total
                                          Issued      Capital   Contribution     Loss       Adjustment    and Losses      Equity
                                          ------      -------   ------------     ----       ----------    -----------     ------
Consolidated
Balance, December 1, 1999 (Successor)           --           --         --           --            --             --            --
Shares issued                           11,000,000  (euro)185.0         --           --            --             --   (euro)185.0
Net loss for the period                         --           --         --         (9.2)           --           (9.2)         (9.2)
Translation adjustment                          --           --         --           --          (0.1)          (0.1)         (0.1)
                                        ----------        -----      -----        -----         -----          -----         -----
Balance, December 31, 1999 (Successor)  11,000,000        185.0         --         (9.2)         (0.1)          (9.3)        175.7

Shares issued                            5,440,342         91.5         --           --            --             --          91.5
Net loss for the year                           --           --         --        (61.1)           --          (61.1)        (61.1)
Translation adjustment                          --           --         --           --          (9.3)          (9.3)         (9.3)
Balance, December 31, 2000 (Successor)  16,440,342        276.5         --        (70.3)         (9.4)         (79.7)        196.8
Group contribution (Note 25)                                          36.8           --                                       36.8
Net loss for the year                           --           --         --        (48.9)           --          (48.9)        (48.9)
Translation adjustment                          --           --         --                      (15.6)         (15.6)        (15.6)
                                        ----------  ----------- ---------- -------------  ------------  -------------  ------------
Balance, December 31, 2001 (Successor)  16,440,342  (euro)276.5 (euro)36.8 (euro)(119.2)  (euro)(25.0)  (euro)(144.2)  (euro)169.1
                                        ==========  =========== ========== =============  ============  =============  ============



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                       Dynea Chemicals Oy and Subsidiaries
                  Consolidated and Combined Cash Flow Statement
                        (all amounts in (euro) millions)


                                                                                    Consolidated                    Combined
                                                                                     (Successor)                  (Predecessor)

                                                                       Year Ended    Year Ended    Month Ended      11 Months
                                                                        December      December       December     Ended November
                                                               Notes    31, 2001      31, 2000       31, 1999        30, 1999
                                                                      ----------------------------------------------------------

Cash (used in)/generated from operations                       26         126.3           6.1           (7.4)            22.1

   Interest received                                                        11.1           2.8            0.5              2.8
   Interest paid                                                           (87.5)        (13.8)          (5.6)            (7.8)
   Other financial income and expense                                       (9.4)        (11.6)           1.9              1.9
   Income tax refund /(taxes paid)                                         (36.9)        (19.0)           1.5            (13.4)
                                                                          ------        ------          -----           ------

Net cash (used in)/provided by operating activities                          3.6          35.5           (9.1)             5.6
                                                                             ---          ----          -----              ---

Investing activities
   Acquisition of subsidiaries, net of cash acquired of(euro)
   31.3 and(euro)24.9 in 2000 and 1999, respectively           1              --        (645.3)        (361.5)              --
   Disposal of businesses, net of cash disposed of(euro)0.6
   and(euro)22.5 in 2001 and 2000, respectively                22, 23       67.2         684.8             --               --
   Purchase of investments                                     11             --            --             --             (1.8)
   Maturity of investments                                     11             --            --             --              0.3
   Purchase of property, plant, and equipment and
     intangibles                                               4, 5        (28.9)        (27.1)          (8.5)           (27.6)
   Proceeds from sales of property, plant, and equipment
     and intangibles                                           4, 5           --           7.1            3.9              9.9
   Proceeds from sales of associates                                         7.8           3.6            1.8               --
   Proceeds from sales of other shares and holdings                           --          16.0             --               --
                                                                            ----          ----           ----             ----

Cash provided by/(used in) investing activities                             46.1          39.1         (364.3)           (19.2)
                                                                            ----          ----         ------           ------
Financing activities
   Issuance of share capital/capital contributions             13           30.0          91.5          185.0            105.6
   Dividends paid                                                             --            --             --             (8.5)
   Proceeds from long-term borrowings                          14             --         366.9          318.6               --
   Repayments on long-term borrowings                          14          (64.5)       (836.9)         (26.0)            (5.9)
   Net proceeds (payments) from short-term borrowings          14            3.7         120.8          (20.1)            (1.4)
   Net proceeds (payments) on related party borrowings         14             --         237.8          (36.1)           (66.2)
   Net proceeds on related party advance                       19             --          36.4             --               --
   Debt issuance costs                                                        --         (15.3)         (12.7)              --
                                                                           -----        ------         ------              ---

   Cash (used in)/provided by financing activities                         (30.8)          1.2          408.7             23.6
                                                                           -----        ------         ------             ----

   Increase in cash and cash equivalents                                    18.9           4.8           35.3             10.0
   Effects of exchange rate changes                                          0.2           1.7           (1.6)           (14.8)
   Cash and cash equivalents--beginning balance                             40.2          33.7             --             31.2
                                                                            ----          ----           ----             ----
   Cash and cash equivalents--ending balance                         (euro) 59.3   (euro) 40.2    (euro) 33.7      (euro) 26.4
                                                                     ===========  ============    ===========      ===========

Non cash transactions
The principal non-cash transactions are non-cash capital contributions and distributions, and carve-out adjustments (Note 26).


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                       Dynea Chemicals Oy and Subsidiaries
           Notes to the Consolidated and Combined Financial Statements
            (all amounts in (euro) millions unless otherwise stated)


1.   Description of business

Formation

Dynea Chemicals Oy, formerly Neste Chemicals Oy (the "Company" or "Guarantor"), is a limited liability company, domiciled in Helsinki, Finland, which was founded on September 8, 1999, and registered with the Finnish Trade Register on September 13, 1999. Until November 30, 1999, Dynea Chemicals Oy held only cash and share capital and had no operations. On November 30, 1999, Dynea Chemicals acquired all of the assets and liabilities of the specialty chemicals operations of Fortum Oyj ("Fortum"), a company controlled by the Finnish government, including substantially all of the shares held by Neste Chemicals Benelux Holdings B.V., a company wholly owned by Fortum. The acquisition of the Fortum specialty chemicals business and Neste Chemicals Benelux Holdings B.V. (combined "Predecessor") was accounted for as a purchase business combination. Prior to the acquisition of Dyno ASA ("Dyno"), Dynea Chemicals was a wholly owned subsidiary of Dynea Oy ("Dynea"). Concurrent with the acquisition of Dyno, Dynea transferred its shares in Dynea Chemicals to Dynea International Oy, and Dynea Chemicals became a wholly owned subsidiary of Dynea International Oy.

Prior to August 2000, the operations and financial statements of the Guarantor, Dynea Chemicals Oy, were the same as all of the operations and related consolidated financial statements of Dynea International Oy.

Due to the purchase of Neste on November 30, 1999, Dynea Chemicals's combined financial statements for periods prior to December 1, 1999, are not comparable to the consolidated financial statements presented subsequent to December 1, 1999. A "black line presentation" has been used on the accompanying financial statements to distinguish between the predecessor and successor periods. The predecessor periods represent the carve-out financial statements of Neste Chemicals and include adjustments necessary to reflect the Predecessor as a stand-alone entity for the 11 months ended November 30, 1999.
Dynea Chemicals is in the business of developing, manufacturing, marketing, and selling industrial adhesives and coatings with a product portfolio of adhesive resins, and operates primarily in the United States, Germany, Austria and Finland.

Acquisitions

Neste Chemicals
Dynea Chemicals applied the provisions of International Accounting Standards ("IAS") 22, Business Combinations (revised 1998), in accounting for its acquisition of Neste Chemicals (the "acquisition of Neste") on November 30, 1999. The acquisition was accounted for using the purchase method. Subsequently, certain of these acquired entities were disposed (Notes 22 and 23). These entities were consolidated from the date of acquisition, as Dynea Chemicals did not consider control of these operations to be temporary.

The total purchase consideration paid for Neste Chemicals was approximately
(euro) 386.4 million and was paid in cash. The excess of the purchase consideration plus acquisition costs over the preliminary net fair value of tangible and identifiable intangible assets acquired and liabilities assumed resulted in a preliminary goodwill estimate of (euro) 74.5 million at December 31, 1999. This amount was subsequently adjusted to (euro) 38.1 million at December 31, 2000, net of the goodwill allocated to the businesses sold (Note
5).

A summary of the fair value of the assets and liabilities purchased are as follows:

    Assets
       Property, plant and equipment                  (euro) 439.8
       Other non-current assets                               29.1
       Current assets                                        255.8
                                                             -----

       Total assets                                          724.7

    Liabilities
       Non-current liabilities                               159.0
       Current liabilities                                   216.0
                                                             -----
       Total liabilities                                     375.0
                                                             -----
       Minority interest                                       1.4
                                                               ---

    Net Assets                                               348.3
    Purchase price                                           386.4
                                                             -----
    Goodwill                                           (euro) 38.1
                                                       ===========

The acquired business contributed revenues of (euro) 868.5 million and (euro)
66.2 million and operating losses of (euro) 6.4 million and (euro) 7.7 million to Dynea Chemicals for the year ended December 31, 2000 and the period ended December 31, 1999. Total contributed assets were (euro) 517.3 million and (euro)
772.7 million at December 31, 2000 and 1999, respectively. As the acquired operations represent 100% of the operations of Dynea Chemicals for the period ended December 31, 1999, and of the Predecessor for the period ended November 30, 1999, pro forma disclosures reflecting the results of Dynea Chemicals as if Neste had been acquired at the beginning of the period would not be meaningful.

Dyno
On August 8, 2000, Dynea Chemicals acquired 98.54% of the outstanding shares of Dyno, and the remaining 1.46% of the outstanding shares were acquired through a mandatory offer period from August 29 to September 26 (the "acquisition of Dyno"). Dynea Chemicals accounted for this acquisition using the purchase method, applying the provisions of IAS 22 (revised). In connection with this acquisition, certain subsidiaries were acquired from Dyno with the exclusive intent to be sold within the subsequent one-year period. These subsidiaries were not consolidated, but were treated as cost-basis investments in accordance with IAS 27 and IAS 25 and were subsequently disposed of during 2000 and 2001. See Notes 22 and 23.

The total purchase consideration paid for Dyno was approximately(euro)679.3 million and was paid in cash. The excess of the purchase consideration plus acquisition costs over the net fair value of tangible and identifiable intangible assets acquired and liabilities assumed resulted in a preliminary goodwill estimate of (euro) 239.3 million. The goodwill has been subsequently adjusted during 2001 to (euro) 252.8 million due to revised fair values of acquired assets and liabilities.

A summary of the provisional fair value of the assets and liabilities purchased are as follows:
    Assets
       Property, plant and equipment                  (euro) 240.0
       Other non-current assets                               80.6
       Current assets                                        748.4
                                                             -----
          Total assets                                     1,069.0
                                                           -------

    Liabilities
       Non-current liabilities                               209.5
       Current liabilities                                   425.4
                                                             -----
          Total liabilities                                  634.9
                                                             -----
       Minority interest                                       7.6

    Net Assets                                               426.5
    Purchase price                                           679.3
                                                             -----
    Goodwill                                          (euro) 252.8
                                                      ============

The acquired business contributed revenues of (euro) 186.1 million and operating loss of (euro) 14.9 million to Dynea Chemicals for the year ended December 31, 2000. Total contributed assets at December 31, 2000 were (euro) 805.1 million.

Neste Chemicals Melamine Resins Business
On July 1, 2001 Dynea International purchased the melamine resins business from Neste Chemicals GmbH. The assets purchased were intangible in nature and are being amortized over a period of five years. The acquisition was accounted for as a transaction between entities under common control. The purchase price was
(euro)1.3 million and is payable in two equal instalments. The first installment is payable on or before December 31, 2002 and the second installment is payable on or before December 31, 2003.

2.   Summary of significant accounting policies

Basis of presentation

The consolidated and combined financial statements are prepared in accordance with and comply with IAS and are prepared under the historical cost convention except as discussed in the accounting policies below, for example trading and available-for-sale investments and derivative financial instruments are shown at fair value. On January 1, 2001, Dynea International adopted IAS 39 - "Financial
Instruments: Recognition and Measurement". The effect of adopting this standard did not result in any restatement of the shareholders<180>equity in the consolidated financial statements as Dynea International already fair valued its derivative financial instruments through earnings. Further information on the adaption is disclosed in the accounting policies on investment and financial instruments.

Principles of Consolidation and Combination

Consolidation--The consolidated financial statements include the accounts of Dynea Chemicals Oy and all majority-owned subsidiaries in which Dynea Chemicals, directly or indirectly, has an interest of greater than one half of the voting rights or otherwise has power to exercise control over the operations. Transactions between entities under common control have been accounted for in a manner similar to that of a pooling of interests. The purchase method of business combinations, in accordance with IAS 22 (revised), is used for acquisitions. Subsidiaries are consolidated from the date on which effective control is transferred to Dynea Chemicals and are no longer consolidated from the date of disposal. In determining whether consolidation is appropriate for non-wholly-owned subsidiaries, consideration is given to the rights the minority shareholders hold.

All significant inter-company items and transactions have been eliminated in consolidation. Where necessary, accounting policies for subsidiaries and acquired businesses have been changed to ensure consistency with the policies adopted by Dynea Chemicals.

Subsidiaries which have been acquired with the exclusive intent to be sold within the subsequent one-year period have not been consolidated, but have been treated as cost-basis investments in accordance with IAS 27 and IAS 25.

A listing of Dynea Chemicals's principal subsidiaries is set out in Note 27.

Minority interest represents the minority shareholders' proportionate share in the equity or income of Dynea Chemicals's majority-owned subsidiaries: Dynea Polska Ltd., Beijing Dynea Chemical Industry Co. Ltd., PT Dynea Mugi Indonesia, PT Dynea Indria, PT Dynea Oil Field Chemicals Indonesia, Dynea-TTI Chemicals Co. Ltd., Dynochem SDN BHD, and Dynea-Enpro Oil Field Chemicals India PVT Ltd.

Combination-- The combined financial statements include the accounts of Neste and all majority-owned subsidiaries in which Neste, directly or indirectly, has an interest of greater than one half of the voting rights or otherwise has power to exercise control over the operations. Subsidiaries are combined from the date on which effective control is transferred to Neste and are no longer combined from the date of disposal. In determining whether combination is appropriate for non-wholly-owned subsidiaries, consideration is given to the rights the minority shareholders have.

All significant inter-company items and transactions have been eliminated in combination. Where necessary, accounting policies for subsidiaries and acquired businesses have been changed to ensure consistency with the policies adopted by Dynea Chemicals. For the eleven months ended November 30, 1999, adjustments in the amount of (euro) 3.3 million, were made to the historical Predecessor financial statements. The adjustments are included in other operating expenses in the Combined Income Statement. The adjustments cover services performed by Fortum in prior years which were previously received free of charge. These services include legal, accounting, real estate, utilities, information technology, treasury, human resources, environmental health services, administrative services, and corporate communications and executive compensation. The adjustments are based on various allocation methods, including a review of the methodology utilized when contract prices were negotiated between Neste and Fortum in 1999 or thereafter, which management believes are at arms length. The expenses have been determined on a basis that Fortum and Neste considered to be a reasonable reflection of the utilization of services provided or the benefit received by Neste.

Certain financing transactions were such that the interest rate charged by Fortum was lower than the rate at which Neste could have borrowed, had it been a stand-alone entity. The Predecessor's combined financial statements include funding received from Fortum and the related interest expense incurred. No carve-out adjustment has been made to the interest expense. Related party transactions are discussed in Note 25.

The Predecessor financial information included herein may not necessarily reflect the Combined Income Statement, Combined Balance Sheet, Changes in Equity, or Cash Flows of the Predecessor in the future or what they would have been had Neste been a separate, stand alone entity during the periods presented.

Reclassifications --Certain prior year balances have been reclassified to conform to current year presentation.

Property, plant and equipment--Property, plant and equipment have been stated at their fair value at the date of acquisition, and at December 31, 2001, have been adjusted for accumulated depreciation. The cost of additions, improvements, and interest on construction are capitalized, while maintenance and repairs are charged to expense when incurred.

Upon sale, retirement, abandonment or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in income.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful life as follows:

         Buildings .................................      20 to 40 years
         Plant and machinery .......................      5 to 25 years
         Other tangible assets .....................      5 to 20 years

Capitalized interest--Interest is capitalized on major capital expenditures during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset.

Valuation of long-lived assets--Dynea Chemicals assesses annually whether an indicator of impairment exists for both tangible and intangible assets, including goodwill. If an impairment indicator is present, Dynea Chemicals estimates the recoverable amount of the asset as the higher of the asset's net selling price or its value in use. Value in use is calculated based upon a discounted cash flow analysis. The carrying value of a long-lived asset is considered impaired when the recoverable amount from such asset is less than its carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the recoverable amount.

Intangible assets--Goodwill represents the excess of the cost of an acquisition over the fair value of Dynea Chemicals's share of the identifiable net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill is capitalized and amortized over its estimated useful life, not to exceed 20 years, using the straight-line method. Goodwill amortization is included in depreciation and amortization in the Income Statement. Goodwill resulted from the foreign subsidiaries is translated by historical rates.

Other intangible assets have been stated at their fair value at the date of acquisition or represent costs incurred on development projects to the extent that such expenditures are expected to generate future economic benefits. Software costs are amortized over a useful life of 3 to 5 years. Other intangible assets, primarily patents, are amortized using the straight-line method over their useful lives, generally six years, and at December 31, 2001 and 2000, have been adjusted for accumulated amortization. Amortization expense is included in depreciation and amortization in the Income Statement.

Computer software development costs--Generally, costs associated with developing computer software programs are recognized as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product that will be controlled by Dynea Chemicals and has a probable benefit exceeding the cost beyond one year are recognized as assets. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

Expenditures that enhance and extend the benefits of computer software programs beyond their original specifications and lives are recognized as capital improvements and are added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over the useful lives, not to exceed a period of five years.

Costs associated with the maintenance of existing computer software programs and for modifications for the Year 2000 and for the euro have been expensed as incurred.

Research and development--Research and development costs are expensed as incurred other than those incurred on certain development projects that are capitalized as intangible assets to the extent that such expenditures are expected to have future benefits. However, development costs initially recognized as expense are not recognized as assets in subsequent periods. Dynea Chemicals expensed research and development costs of (euro) 15.6 million, (euro)
17.9 million, (euro) 0.6 million and (euro) 7.5 million, for the year ended December 31, 2001, for the year ended December 31, 2000, the one-month period ended December 31, 1999 and the 11 month period ended November 30, 1999. Capitalized development costs were immaterial for all periods presented.

Inventories--Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the first in first out method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes interest expense. Net realizable value is the estimate of the selling price in the ordinary course of business, less the costs to complete and sell the asset.

Accounts receivable--Accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based upon a review of all outstanding amounts at the period-end. Bad debts are written off during the year in which they are identified.

Investments-- Prior to the adoption of IAS 39, "Financial Instruments:
Recognition and measurement" Dynea Chemicals's accounting policy was to record its marketable securities at fair value through earnings. Entities where Dynea Chemicals owns less than 20% of the voting rights and over which Dynea Chemicals does not exercise significant influence were accounted for at cost and included in other current assets on the Balance Sheet. Such items are, for example, shares in real estates, minority stakes in unlisted companies and other miscellaneous shareholdings.

At January 1, 2001, Dynea Chemicals adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the period ended December 31, 2001, Dynea Chemicals did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, including all investments in equity securities that are not held for trading purposes, are classified as available-for-sale. These are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from balance sheet date, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments are carried at market value; changes in fair values are reflected in the Income Statement.

All purchases and sales of investments are recognised on the settlement date. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whereas held-to-maturity investments are carried at amortised cost using the effective yield method. Realized or unrealized gains and losses arising from changes in the fair value of trading investments and of available-for-sale investments are included in the income statement in the period in which they arise.

Financial instruments-- Dynea Chemicals's financial instruments include cash and cash equivalents, accounts receivable, investments and marketable securities, derivative instruments, accounts payable and borrowings.

Dynea Chemicals enters into derivative financial instruments such as forward foreign exchange contracts to hedge its exposure against foreign currency fluctuations. Unrealized foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract with the forward exchange rate prevailing on the balance sheet date and comparing that with the original amount calculated by using the forward rate prevailing at the inception of the contract.

All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings. The foreign exchange forwards are entered into in order to hedge Dynea Chemicals against foreign exchange rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the foreign exchange forward contracts.

Dynea Chemicals enters into derivative financial instruments such as interest rate swaps to hedge its exposure to interest rate risks. Interest receivable and payable under interest rate swaps is accrued and recorded as an adjustment to the interest income or expense related to the designated liability.

Dynea Chemicals records the changes in fair values of the interest rate swaps in the income statement. Further disclosures about financial instruments to which Dynea Chemicals is a party are provided in Note 11. The interest rate swaps are entered into in order to hedge against interest rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the interest rate swap agreements.

Investments in associates and joint ventures--Investments in associated undertakings and joint ventures are accounted for by the equity method of accounting. Associates are undertakings over which Dynea Chemicals controls between 20% and 50% of the voting rights, and over which Dynea Chemicals has the ability to exercise significant influence, but which it does not control. Joint ventures are entities that Dynea Chemicals jointly controls with one or more other venturers under a contractual arrangement.

Equity accounting involves recognizing in the income statement, Dynea Chemicals's share of the associates' and joint ventures' profit and loss for the year. Dynea Chemicals's interest in the associate or joint venture is carried in the balance sheet at an amount that reflects its share of the net assets of the associate or joint venture and includes goodwill on acquisition. A listing of Dynea Chemicals's principal associated undertakings and joint ventures is shown in Note 6.

Accounting for leases--Leases of property, plant and equipment where a significant portion of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Leases of property, plant and equipment where Dynea Chemicals assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, and are immaterial for all periods presented.

Cash and cash equivalents--Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less at the date of acquisition. Cash equivalents also include restricted cash. The statement of cash flows was prepared in accordance with IAS 7.

Share capital--Ordinary shares are classified as equity. Issued but not fully paid capital represents shares which have been issued to the shareholder but were not paid for at the balance sheet date. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Dividends-- Dividends on ordinary shares are recognized in equity in the period in which they are declared and approved by the Board of Directors and the shareholders. Dividends are declared and paid in euros.

Borrowings--Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings.
Interest expenses are accrued for and recorded in the income statement for each period.

Income taxes--Income tax expense/benefit includes Finnish and other national income taxes. Dynea Chemicals intends to reinvest the earnings of its foreign subsidiaries into those businesses. Accordingly, no provision has been made for taxes which would be payable if such earnings were distributed to Dynea Chemicals.

Deferred income taxes are determined under the liability method. Deferred income taxes represent liabilities to be paid or assets to be received in the future and reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred income tax.

Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee benefits--For defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans periodically. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses in excess of the "10% corridor" are spread as a level amount over the average remaining service lives of the employees.

Dynea Chemicals's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Provisions--Provisions are recognized when Dynea Chemicals has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made

A provision for restructuring is recognized in the period in which Dynea International becomes legally or constructively committed to the payment. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the exit plan or are the result of a continuing contractual obligation with no continuing economic benefit or a penalty incurred to cancel the contractual obligation.

Revenue recognition--Sales are recorded on shipment of product and customer acceptance, or performance of services, net of sales taxes and certain other sales related expenses and after the elimination of sales within Dynea Chemicals. Revenues from licensing agreements are recognized as earned and are classified as other operating income on the Income Statement.

Shipping and handling costs--Shipping and handling fees are charged to customers and are included in total sales. Costs incurred for shipping and handling are classified in other operating expenses in the income statement.

Foreign currencies--Assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated using the average rates of exchange prevailing during the period. Exchange differences arising from the retranslation of the net investment in foreign subsidiaries and associated undertakings and of financial instruments which are designated as and are hedges of such investments are taken to shareholders' equity. On disposal of the foreign entity, the cumulative amount of the translation difference is recognised as income or expense as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as non-monetary assets and liabilities of Dynea International and are translated at the exchange rate at the date of acquisition.

The local currency financial statements of foreign entities operating in hyper-inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into Dynea International's reporting currency, in accordance with IAS 29.

Gains and losses on all other foreign currency transactions are included in finance costs in the Income Statement.

Use of estimates--The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses in the reporting period. Actual results may differ from the estimates used in the financial statements.


3.   Segment information
Dynea Chemicals's reportable segments are strategic business units that offer different products and services for which internal financial information is prepared. For the year ended December 31, 2001, Dynea Chemicals has the following business segments:
o Bonding and Surfacing - producer of formaldehyde-based adhesive resins used primarily in the wood industry. Activities are primarily conducted in North America, Europe and Asia. This segment includes the panelboard resins, industrial resins, wood and specialty adhesives, and paper overlay product lines.
o Oil Field Chemical operations - producer of specialty oil field chemicals used to facilitate oil production and transportation.
o Other - These operations mainly consist of operations that do not meet the quantitative thresholds for separate reporting. "Other" primarily represents corporate items.
o Polyester - producer of unsaturated polyester resins and gelcoats for the marine, building and construction, and transport industries. Activities are primarily conducted in Australia, China, Finland, France, Poland and the United States (sold during the year).
Additionally, for the year ended 31 December 2000, the one month period ended 31 December 1999 and the eleven month period ended 30 November 1999 Dynea International Oy also had the following business segments:
o NC Trading - global network of interacting trades in chemicals and plastics raw materials. Offices and operations are located in Holland, United Arab Emirates, Hong Kong, China, Singapore and Kenya (sold during 2000).
o Oxo - producer of intermediates such as aldehydes, oxo alcohols, and acids for the paint and surface coatings industry. Neste Oxo's activities are primarily conducted in Sweden and Belgium (sold during 2000).

During 2000, Dynea Chemicals discontinued the Polyester, NC Trading, and Oxo segments, as discussed in Note 23.
Operating profit/loss is used as the measurement of segment results. The eliminations column represents eliminations of inter-company items and the unallocated column represents corporate items and goodwill not allocated to the segments. Dynea Chemicals's operations are global. Inter-segment sales are accounted for at market prices and were immaterial for periods presented prior to the year ended December 31, 2000 and December 31, 2001.

Segment disclosures for predecessor periods have not been restated to conform with successor presentation as it was impracticable to do so due to the change in management account structure, the acquisition of Dyno, the disposition of various businesses, and the lack of certain necessary information.

Business Segments
                                           Bonding &    Oil Field
                                           Surfacing    Chemicals     Other     Polyester(4)  Unallocated Eliminations     Total
                                          ------------------------------------------------------------------------------------------
Year ended December 31, 2001 (Successor)

Sales                                     (euro) 915.6 (euro)66.6  (euro) 30.0  (euro) 37.4                (euro) --  (euro) 1049.6
Inter-segment sales                                0.3         --          0.1          4.7                     (5.1)
Other operating income                             6.1         --          2.7          2.5                                    11.3
Net operating expenses                          (844.6)     (60.0)       (39.8)       (43.4)                     5.1         (982.7)
Depreciation and amortisation(1)                 (38.1)      (1.1)       (16.3)        (1.0)                                  (56.5)
Impairment write-downs                            (2.1)        --           --         (0.2)                                   (2.3)
Profit on sale of associates                       3.0                                   --                       --            3.0
Loss on sale of discontinued operation                                                 (3.3)                                   (3.3)
Restructuring and other related items             (2.6)        --         (0.6)          --                                    (3.2)
   Operating profit/(loss)                        37.6        5.5        (23.9)        (3.3)                                   15.9
Financial expense                                                                                                             (79.6)
Share of income in associates and
    joint ventures                                 0.2        0.1          9.4           --                       --            9.7
     Loss before taxes                                                                                                        (54.0)
Income tax benefit                                                                                                              7.5
Minority interest expense                                                                                                      (2.4)
     Net loss                                                                                                                 (48.9)

Segment assets(2)                                634.2       31.8         29.4           --       328.6                     1,024.0
Investments in associates and joint               14.7        0.1         24.5           --          --                        39.3
    ventures
     Total assets                                648.9       31.9         53.9           --       328.6                     1,063.3
Total liabilities2                              (123.5)      (8.9)       (25.2)          --      (726.6)                     (884.2)

Capital expenditures(3)                           25.6        0.9          2.4           --          --                        28.9

(1) Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets.
(2) Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).
(3) Capital expenditure exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.
(4)  Polyester is in discontinued operations as of December 31, 2001 (Note 23).


                                Bonding &   Oil Field                              NC
                                Surfacing   Chemicals  Other(4)   Polyester(4)  Trading   Oxo(4)  Unallocated  Eliminations  Total
                              ------------------------------------------------------------------------------------------------------
Year ended December 31, 2000
(Successor)

Sales to external customers  (euro) 634.7 (euro)24.4 (euro)110.9 (euro)115.1 (euro)44.1 (euro)125.4 (euro)--  euro)-- (euro)1,054.6
Inter-segment sales                   2.4         --        10.8        12.8         --         2.2     (1.8)   (26.4)           --
Total consolidated revenues                                                                                                 1,054.6
Net operating expenses             (584.4)     (23.8)     (114.1)     (124.5)     (43.3)     (120.1)    (9.9)    26.4        (993.7)
Depreciation and amortization(1)    (28.3)      (0.3)       (5.3)       (4.5)      (0.1)       (6.5)    (5.3)      --         (50.3)
Impairment write-downs               (5.7)         --       (0.8)         --         --          --      0.1       --          (6.4)
Restructuring and other             (12.2)         --      (13.3)         --         --          --       --       --         (25.5)
   related items                    -----       -----      -----       -----      -----       -----    -----    -----         -----
   Operating profit/(loss)            6.5        0.3       (11.8)       (1.1)       0.7         1.0    (16.9)      --         (21.3)
Financial expense                                                                                                             (73.9)
Share of income in associates
    and joint ventures                0.9         --        14.3          --         --          --       --       --          15.2
                                                                                                                            -------
     Loss before taxes                                                                                                        (80.0)
Income tax benefit                                                                                                             19.6
Minority interest expense                                                                                                      (0.7)
                                                                                                                            -------
     Net loss                                                                                                                 (61.1)
                                                                                                                            -------
Segment assets(2)                   656.2       29.0        68.8        81.0         --          --    436.5       --       1,271.5
Investments in associates and        17.3         --        25.9          --         --          --       --       --          43.2
    joint ventures                  -----       -----      -----       -----      -----       -----    -----    -----       -------
     Total assets                   673.5       29.0        94.7        81.0         --          --    436.5       --       1,314.7
Total liabilities(2)               (127.0)      (8.3)      (54.9)      (20.1)        --          --   (899.2)      --      (1,109.5)

Capital expenditures(3)              22.1        0.7         1.8         2.5         --          --       --       --          27.1


(1) Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets.
(2) Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).
(3) Capital expenditure exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.
(4) Paper Chemicals (included in the Other segment), Polyester, NC Trading, and Oxo are discontinuing operations as of December 31, 2000 (Note 23).



                                      Bonding &                               NC
                                      Surfacing    Other(4)  Polyester(4) Trading(4)     Oxo(4)  Unallocated Eliminations   Total
                                     -----------------------------------------------------------------------------------------------
One Month Period Ended December 31, 1999 (Successor)

Sales                                (euro) 30.4  (euro) 8.4  (euro) 7.1  (euro) 10.6  (euro) 9.7  (euro) --  (euro) -- (euro) 66.2
Net operating expenses                     (32.1)       (6.4)       (8.7)       (10.6)      (11.1)        --         --       (68.9)
Depreciation and amortization(1)            (2.1)       (0.8)       (0.4)         --         (1.1)      (0.4)        --        (4.8)
Restructuring and other related items          --       (0.2)         --          --           --         --         --        (0.2)
                                           -----       -----       -----       -----        -----      -----      -----       -----
   Operating profit/(loss)                  (3.8)         1.0       (2.0)         --         (2.5)      (0.4)        --        (7.7)
Financial expense                                                                                                              (2.0)
Share of income in associates and
    joint ventures                           0.1          --          --          --           --         --         --         0.1
                                                                                                                           --------
     Loss before taxes                                                                                                         (9.6)
Income tax benefit                                                                                                              0.5
Minority interest expense                                                                                                      (0.1)
                                                                                                                           --------
     Net loss                                                                                                                  (9.2)
                                                                                                                           --------
Segment assets(2)                          276.1        68.3        90.2        27.3        171.3      343.7     (211.2)      765.7
Investment in associates and joint           3.9         1.7          --          --          1.4         --         --         7.0
    ventures                               -----       -----       -----       -----        -----      -----      -----       -----
     Total assets                          280.0        70.0        90.2        27.3        172.7      343.7     (211.2)      772.7
Total liabilities(2)                       (67.2)      (33.1)      (22.4)      (18.4)       (25.0)    (640.5)     211.2      (595.4)

Capital expenditures(3)                      5.3         3.0         0.2          --           --         --         --         8.5


(1) Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets. Segment assets exclude cash, marketable securities and intangible assets.
(2) Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14 (revised).
(3) Capital Expenditure in tangible and intangible assets exclude investment investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.
(4) Paper Chemicals (included in the Other segment), Polyester, NC Trading, and Oxo are discontinuing operations as of December 31, 2000 (Note 23).


                                      Bonding &                                     NC
                                      Surfacing      Other(4)    Polyester(4)   Trading(4)       Oxo(4)         Total
                                     -----------------------------------------------------------------------------------
Eleven Month Period Ended November 30, 1999 (Predecessor)

Sales(1)                            (euro) 356.7   (euro)118.1   (euro) 91.8   (euro) 85.1   (euro) 118.9   (euro) 770.6
Variable costs                            (219.6)        (83.8)        (58.6)        (79.1)         (81.3)        (522.4)
                                           -----         -----         -----         -----          -----          -----
Sales margin                               137.1          34.3          33.2           6.0           37.6          248.2
Fixed costs                                (79.3)        (66.2)        (25.4)         (3.6)         (30.6)        (205.1)
Restructuring and other related             (1.4)           --            --            --             --          (1.4)
    items
Other operating income                       1.9           3.5           1.4           0.1             --            6.9
                                           -----         -----         -----         -----          -----          -----
Operating margin                            58.3         (28.4)          9.2           2.5            7.0           48.6
Depreciation and amortization(2)           (19.2)        (13.4)         (4.5)         (0.2)          (8.4)         (45.7)
                                           -----         -----         -----         -----          -----          -----
    Operating profit/(loss)                 39.1         (41.8)          4.7           2.3           (1.4)           2.9
                                           -----         -----         -----         -----          -----          -----
Financial expense                                                                                                   (4.5)
Share of results of associates               0.6          (0.3)            --            --            --            0.3
                                                                                                                --------
     Loss before taxes                                                                                              (1.3)
Income tax expense                                                                                                 (15.3)
Minority interest income                                                                                             0.4
                                                                                                                --------
     Net loss                                                                                                      (16.2)
                                                                                                                --------
Investments(3)                              12.6           7.3           4.6           0.4            2.7           27.6

(1) Freight sales are recorded within net sales for all segments excluding Polyester. Freight sales related to Polyester have been included in the other column within net sales as management does not analyze Polyester's freight sales separately.
(2) Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets. Segment assets exclude cash, marketable securities and intangible assets.
(3) Investments in tangible and intangible assets exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.
(4) Paper Chemicals (included in the Other segment), Polyester, NC Trading, and Oxo are discontinuing operations as of December 31, 2000 (Note 23).

Geographic segments

The following table presents external sales by country based on the location of customers:
                                                    (Successor)
                                    Year Ended       Year Ended     One Month
                                                                      Ended
                                   December 31,     December 31,   December 31,
                                       2001             2000           1999
                                  ---------------------------------------------
         Europe                    (euro) 422.2     (euro) 550.5   (euro) 31.4
         North America                    415.2            335.5          20.5
         Asia                             128.0             69.3           3.1
         Eastern Europe                    43.6             57.3           4.0
         Oceania                           29.0             10.6           0.1
         Other                             11.6             34.5           7.1
                                        -------          -------          ----
         Total segment sales            1,049.6          1,057.7          66.2
         Unallocated                          0            (3.1)            --
                                        -------          -------          ----
         Total sales             (euro) 1,049.6   (euro) 1,054.6   (euro) 66.2
                                 ==============   ==============   ===========

                                                 (Predecessor)
                                                11 Months Ended
                                                  November 30,
                                                      1999
                                               -------------------
         Finland                                      (euro) 66.9
         United States                                      159.5
         Germany                                            117.7
         Asia                                                61.6
         Canada                                              75.7
         Other European                                     274.8
         Other                                               14.4
                                                             ----
         Total                                       (euro) 770.6
                                                     ============

The composition of total segment assets analyzed below is based on the location of the assets:
                                                  (Successor)
                                     December 31, 2001   December 31, 2000
                                     -------------------------------------
         Europe                            (euro) 275.0       (euro) 502.8
         North America                            391.8              411.9
         Asia                                      68.6               67.8
         Eastern Europe                             8.8                9.9
         Oceania                                   24.6               24.3
         Other                                     30.0               27.9
                                                   ----               ----
         Total segment assets                     798.8            1,044.6
         Unallocated assets                       264.5              270.1
                                                  -----              -----
         Total assets                    (euro) 1,063.3     (euro) 1,314.7
                                         ==============     ==============

Expenditures for long-lived assets analyzed below is based on the location of the assets and excludes investment in affiliates and payments for long-lived assets acquired as part of a business acquisition:

                                                    (Successor)
                                    December 31,   December 31,   December 31,
                                        2001           2000           1999
                                    ------------------------------------------
         Europe                      (euro) 10.6     (euro) 9.2     (euro) 5.0
         North America                      13.6           14.1            3.3
         Asia                                3.2            2.4            0.1
         Eastern Europe                      0.3            0.7            0.1
         Oceania                             0.9            0.5             --
         Other                               0.3            0.2             --
                                             ---            ---            ---
         Total expenditures          (euro) 28.9    (euro) 27.1     (euro) 8.5
                                     ===========    ===========     ==========

                                                 (Predecessor)
                                               November 30, 1999
                                               ------------------
         Finland                                   (euro)    2.9
         United States                                       2.6
         Canada                                              0.9
         Sweden                                              2.7
         Austria                                             7.6
         Asia                                                0.6
         Other European                                     10.3
                                                           -----
         Total                                      (euro)  27.6
                                                    ============


4.   Property, plant and equipment

Property, plant and equipment, stated at cost less accumulated depreciation, consist of:

                                                                                      Other
                                                     Land and        Plant and      Tangible     Construction
                                                     Buildings       Machinery       Assets       in Progress     Total
                                                   -----------------------------------------------------------------------

Cost at December 31, 2000                          (euro) 126.4    (euro) 383.6    (euro) 21.8   (euro) 12.5  (euro) 544.3
Subsidiaries acquired
Additions                                                   3.3            16.5            1.8           6.1          27.7
Transfers                                                   0.1             6.3            3.4          (9.8)           --
Disposals from discontinued operations                    (10.3)          (29.2)          (4.3)           --         (43.8)
Disposals, other                                           (0.6)          (11.4)          (1.2)         (1.3)        (14.5)
Impairments                                                (0.1)           (2.2)            --            --          (2.3)
Exchange differences                                        2.1             6.9            0.2           0.9          10.1
                                                            ---             ---            ---           ---          ----
Cost at December 31, 2001                          (euro) 120.9    (euro) 370.5    (euro) 21.7    (euro) 8.4  (euro) 521.5
                                                   ============    ============    ===========    ==========  ============

Accumulated depreciation, at December 31, 2000       (euro) 6.3     (euro) 33.0     (euro) 4.9     (euro) --   (euro) 44.2
Depreciation expense                                        5.8            29.8            4.4            --          40.0
Disposals from discontinued operations                     (2.1)          (14.6)          (1.5)           --         (18.2)
Disposals, other                                             --            (2.6)            --            --          (2.6)
Exchange differences                                        0.1             0.6            0.1            --           0.8
                                                            ---             ---            ---                         ---
Accumulated depreciation, at December 31, 2001      (euro) 10.1     (euro) 46.2     (euro) 7.9     (euro) --   (euro) 64.2
                                                    ===========     ===========     ==========     =========   ===========
Net book value
December 31, 2000                                  (euro) 120.1    (euro) 350.6    (euro) 16.9   (euro) 12.5  (euro) 500.1
December 31, 2001                                  (euro) 110.8    (euro) 324.3    (euro) 13.8    (euro) 8.4  (euro) 457.3

Capitalized interest was immaterial for all periods presented. In 2001, Dynea Austria recorded an impairment loss of (euro) 2.2 million to write down the value of the plant and equipment. The writedown refers to the Bonding and Surfacing -segment and was calculated using the value in use-method with a 10 % discount rate.

5.   Intangible assets

Intangible assets, stated at cost less accumulated amortization, consist of:

                                                                                   Other
                                                                    Computer     Intangible
                                                      Goodwill      Software       Assets        Total
                                                   -----------------------------------------------------
Cost at December 31, 2000                         (euro) 277.4   (euro) 4.7    (euro) 5.9    (euro) 288.0
Additions                                                               0.9           1.3             2.2
Purchase Price Adjustment                                 13.5         (0.4)         (1.4)           11.7
Subsidiaries disposed                                     (5.5)        (0.1)         (0.7)           (6.3)
Disposals                                                 (0.2)                                      (0.2)
Exchange differences                                       0.7                        0.1             0.8
                                                           ---                        ---             ---
Cost at December 31, 2001                         (euro) 285.9   (euro) 5.1    (euro) 5.2    (euro) 296.2
                                                  ============   ==========    ==========    ============

Accumulated amortization, at December 31, 2000      (euro) 7.3   (euro) 1.3    (euro) 1.5     (euro) 10.1
Amortization expense                                      15.1          0.6           0.8            16.5
Amortization expense (disposed subsidiaries)                           (0.1)         (0.2)           (0.3)
Transfers                                                               0.8          (0.1)            0.7
                                                                        ---         -----             ---
Accumulated amortization, at December 31, 2001     (euro) 22.4   (euro) 2.6    (euro) 2.0     (euro) 27.0
                                                   ===========   ==========    ==========     ===========

Net book value
December 31, 2000                                 (euro) 270.1   (euro) 3.4    (euro) 4.4    (euro) 277.9
December 31, 2001                                 (euro) 263.5   (euro) 2.5    (euro) 3.2    (euro) 269.2

The weighted average remaining amortization period for goodwill as of December 31, 2001 is 18.6 years. Other intangible assets principally represent patents and have been valued based upon management calculations and analyses.

6.   Investments in associates and joint ventures

                                          December 31, 2001   December 31, 2000
                                          -------------------------------------
   Associates:
   Opening net book amount                   (euro) 5.9          (euro) 7.0
   Purchase of shares                                --                 1.6
   Sale of shares                                  (3.3)               (2.4)
   Associates which became subsidiaries              --                (0.8)
   Share of results of associates                   0.3                 0.5
                                                    ---                 ---
   Closing net book amount                          2.9                 5.9
                                                    ---                 ---
   Joint Ventures:
   Opening net book amount                         37.3                  --
   Purchase of shares                                --                33.8
   Exhange differences                              0.6                  --
   Share of results of joint ventures               9.4                14.7
   Distributions of profits                       (10.9)              (11.2)
                                                 ------              ------
   Closing net book amount                         36.4                37.3
                                                 ------              ------

   Total                                    (euro) 39.3         (euro) 43.2
                                            ===========         ===========

The principal associates and joint ventures are:

                                               Country of      % Interest held        % Interest held
                                             Incorporation   at December 31, 2001   at December 31, 2000
                                             -----------------------------------------------------------
   Associates:
   Borsod Chem-Krems Chemie Formalin KFT        Hungary                33%                  33%
   L.P. Pacific Films Sdn. Bhd                  Malaysia                -                   30%
   Hexza-Neste Chemicals Sdn. Bhd.              Malaysia                -                   27%

   Joint Ventures:
   Dyno Do Brazil                                Brazil                50%                  50%
   Methanor V.O.F.                            Netherlands              40%                  40%

7.   Inventories

Inventories consist of:
                                          December 31, 2001   December 31, 2000
                                          -------------------------------------

    Raw material                               (euro) 44.1         (euro) 64.5
    Work in progress                                   1.1                 1.3
    Finished goods                                    29.0                37.3
                                                      ----                ----
    Total                                             74.2               103.1
    Obsolescence provision (Note 9)                   (0.7)               (0.6)
                                                     -----               -----
    Total                                      (euro) 73.5        (euro) 102.5
                                               ===========        ============

In connection with the fair valuations of assets for the acquisition of Neste and the acquisition of Dyno, inventory values were increased. The effect of these fair value write-ups in inventory were to increase cost of goods sold and increase consolidated net loss, as follows:

                                          December 31, 2001   December 31, 2000
                                          --------------------------------------
    Cost of goods sold                                   -          (euro) 8.0
    Net loss                                             -                (5.3)


8.   Accounts receivable

Accounts receivable consist of:

                                               December 31, 2001   December 31, 2000
                                               -------------------------------------

    Trade receivables (net of allowances for
    doubtful accounts of (euro)4.3 and
    (euro)3.2, respectively, Note 9)              (euro) 115.8        (euro) 142.8
    Related party receivable (Note 25)                     9.2                 6.3
    Prepayments                                           12.2                35.2
    Other receivables                                     11.3                16.2
                                                         -----               -----
    Total                                         (euro) 148.5        (euro) 200.5
                                                  ============        ============

9.   Valuation accounts

Provisions from assets to which they apply:

                                                                      Charged
                                               Beginning   Provision     to                 Other     Ending
                                                Balance     Acquired  Expenses  Utilized  Deductions  Balance
                                               ---------------------------------------------------------------

Year ended December 31, 2000
Allowance for doubtful accounts receivable          0.7         2.4       1.5     (1.0)      (0.4)        3.2
Obsolescence provision for inventory                 --         0.3       0.4        --      (0.1)        0.6
Valuation allowance for deferred tax assets        16.0         2.4       8.1     (3.6)      (3.8)       19.1

Year ended December 31, 2001
Allowance for doubtful accounts receivable          3.2          --       2.0     (0.9)         --        4.3
Obsolescence provision for inventory                0.6          --       0.4     (0.3)         --        0.7
Valuation allowance for deferred tax assets        19.1          --       8.6     (7.0)         --       20.7

10.  Investments

Investments consist of:
                                         December 31, 2001  December 31, 2000
   Available for sale:
        Equity and debt investment fund                1.7                2.4
   Trading securities:
       Bonds                                            --               59.4
                                                       ---               ----
   Total investments                            (euro) 1.7        (euro) 61.8
                                                ==========        ===========

Available for sale and trading securities are included in marketable securities in the Balance Sheet. For all securities, fair market value is based on quoted market prices.

A subsidiary of Dynea Chemicals has a legal obligation under local tax laws to fund 50% of their pension liability with investments in securities. All of the available for sale investments in debt and equity securities funds as at December 31, 2001 are maintained to meet this requirement. These investments are not plan assets.

During 2001 Dynea Chemicals sold (euro) 0.7 million of available for sale securities. The gross realised gains were immaterial. In 2000, Dynea Chemicals reclassified (euro) 2.2 million of held to maturity securities to available for sale and wrote down the assets by (euro) 0.2 million to market value. Dynea Chemicals sold the remaining (euro) 0.3 million of the held to maturity securities as well as (euro) 1.0 million of available for sale securities in 2000. The gross realized gains were immaterial. In 1999, Dynea Chemicals sold
(euro) 0.6 million of available for sale securities. The gross realized gains were (euro) 0.1 million.

As at December 31, 2000 Dynea Chemicals had (euro) 59.4 million of trading securities in the balance sheet. These securities related to Dynea Chemicals's captive insurance company. These securities consisted of governmental, state enterprise, municipal and financial institution bonds and were fully disposed of by December 31, 2001. For 2001 and 2000, the gains recognized on the sale of these trading securities were immaterial and are included in Other operating income in the Income Statement (Note 24).

11.  Derivatives and financial instruments

Fair and nominal values of derivative financial instruments

                                                December 31, 2001     December 31, 2000
                                                ----------------------------------------
                                                 Nominal    Fair        Nominal   Fair
                                                 Amount     Value       Amount    Value
                                                ----------------------------------------
    Derivative financial instruments
          Interest rate swaps and caps             184.6    (3.7)        178.7    (1.7)
          Foreign exchange forward contracts       362.8    (1.6)        272.7    (0.1)
    Maturity of interest rate swap contracts:
          Under 1 year                             109.2    (2.1)            -        -
          2-5 years                                 75.4    (1.6)        178.7    (1.7)

Fair values of the interest rate swaps and foreign exchange forward contracts are recognised in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Other Receivables or Accrued Liabilities in accordance with IAS 39. See Note 19.

Fair value of other financial instruments- The carrying amount and fair value of financial instruments used by Dynea Chemicals are as follows:

                                                                  December 31, 2001         December 31, 2000
                                                              ---------------------------------------------------
                                                               Carrying       Fair        Carrying      Fair
                                                                Amount        Value        Amount       Value
                                                              ---------------------------------------------------
Assets
    Marketable securities                                   (euro)  1.7   (euro)  1.7  (euro)  61.8  (euro) 61.8
    Cash and cash equivalents                                      59.3          59.3          40.2         40.2
    Accounts and related party receivables                        125.0         125.0         149.1        149.1
    Other receivables                                              11.3          11.3          16.2         16.2
Liabilities
    Accounts and related party payables                            82.4          82.4         113.9        113.9
    Long-term debt due currently and short-term borrowings        120.8         120.8         112.7        112.7
    Long-term debt                                                528.4         539.8         591.3        599.0
Other financial instruments
    Financial guarantees and letters of credit                        -           0.2             -          0.4


The following methods and assumptions were used to determine the above fair values:
   i) The fair value of marketable securities is based on quoted market prices.
   ii) The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt due currently and short-term borrowings approximate their fair values because of the short maturity of these instruments.
   iii) The fair values of interest rate swaps are based upon valuations provided by the counterpart, which are calculated using a discounted cash flow analysis.
   iv) The fair values of foreign exchange forward contracts are calculated using year-end market rates.
   v) The fair values of financial guarantees and letters of credit is based upon fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter parties at the reporting date.
   vi) The fair value of long-term debt is based upon current rates for similar debt arrangements.
   vii) No comparable market exists for the related party balances. The carrying value is assumed to approximate fair value.
   viii) Carrying amount of derivative financial instruments equal fair values.

The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea Chemicals's exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

Fair value gains and losses on financial instruments

                                                           December 31, 2001
                                                        ----------------------
  Net losses on foreign exchange forward contracts                 (euro) 5.9
  Net losses on interest rate swaps and caps                              1.5
                                                                          ---
  Net fair value losses in Net finance costs                       (euro) 7.4
                                                                   ==========

Hedge of net investment in foreign equity

Dynea Chemicals's Canadian dollar borrowing of CAD 33.2 million (part of Term A CAD tranche under the Senior credit agreement) is designated as a hedge of the net investment in its foreign subsidiary in Canada. The fair value of the borrowing at December 31, 2001 was (euro) 23.5 million ((euro) 23.7 in 2000). The foreign exchange gain of (euro) 0.1 million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognised in shareholder's equity.

Dynea Chemicals's U.S. dollar borrowing of $ 30.5 million (part of Term A USD tranche under the Senior credit agreement) is designated as a hedge of the net investment in its foreign subsidiary in the United States. The fair value of the borrowing at December 31, 2001 was (euro) 34.6 million ((euro) 32.8 in 2000). The foreign exchange loss of (euro) 1.3 million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognised in shareholders' equity.

Financial risk management

Dynea Chemicals has operations in over 20 countries. Approximately 90 % of Dynea Chemicals's revenues are generated from international customers.

The overall objective of the Group's Treasury is to provide centralized and cost-effective funding to subsidiaries as well as to manage financial risks in order to minimize the negative effects of market fluctuations on Dynea Chemicals's net income. The main exposures for Dynea Chemicals are interest rate risk and currency risk.

Risk management is carried out by a central Treasury operation under policies approved by the Board of Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the business units.

Interest rate risk--Dynea Chemicals is exposed to changes in interest rates. Dynea Chemicals's policy is to hedge a minimum of 50% of its floating rate debt by swapping it to fixed interest rate debt using an interest rate swap agreement.

Foreign exchange risk--Dynea Chemicals is exposed to foreign exchange risk arising mainly from movements in the values of Norwegian kroner, U.S. dollar and Canadian dollar. Subsidiaries are encouraged, but not required, to use forward exchange contracts transacted with Corporate Treasury, to hedge their exposure to foreign currency risk in the local reporting currency. Corporate Treasury hedges the exposures in each currency using external forward exchange contracts. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings.

Dynea Chemicals's policy is to minimize translation risk exposure by funding assets, whenever economically possible, in the same currency. If matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk of the net investment in foreign entities may occur. Dynea Chemicals uses long-term liabilities to hedge translation risk.

Concentrations and credit risk--Counterpart risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Dynea Chemicals maintains credit policies with regard to its counterparts that management believes significantly minimize overall credit risk. Dynea Chemicals does not obtain collateral to support the agreements but monitors the financial viability of counter parties and credit risk is minimal on these transactions. The extent of this exposure varies with the prevailing interest and currency rates and was not material throughout the period. Dynea Chemicals does not expect any losses from non-performance by these counterparts and does not have any significant grouping of exposures to financial sector or country risk.


12.  Other current assets

Other current assets consists of:
                                          December 31, 2001   December 31, 2000
                                          -------------------------------------

    Other shares and holdings                 (euro) 1.0          (euro) 41.2
    Short-term loans receivable                      0.2                  5.7
    Related party receivable                          --                  3.6
    Advances paid                                                         0.7
                                                                        -----
    Total                                     (euro) 1.2          (euro) 51.2
                                              ==========          ===========

Other shares and holdings in 2000 primarily consist of the Dyno investco businesses (Note 25).

13.  Share capital

Share capital consists of the following:

                                                              December 31, 2001   December 31, 2000
                                                              --------------------------------------
    Ordinary shares 16,440,342 at par value of (euro) 16.82      (euro) 276.5        (euro) 276.5


Dynea Chemicals is subject to certain dividend restrictions under their loan agreement. Dynea Chemicals may not pay a dividend if there is a default or potential default of any loan covenant or if there is a due, but unpaid principal amount.

14.  Borrowings

Borrowings consist of the following:

                                                              Outstanding           Carrying Value
                                                           as at 31 December       as at 31 December
                                                           2001         2000       2001         2000
                                                      ---------------------------------------------------
   Long-term intercompany loan                        (euro) 241.7 (euro) 241.3 (euro) 241.7 (euro) 241.3
   Senior credit agreement                                   323.6        372.5        312.2        364.8
   Other long-term loans with financial institutions           4.0            -          4.0            -
   Short-term borrowings                                      91.3         97.9         91.3         97.9
                                                             -----        -----        -----        -----
Total borrowings                                             660.6        711.7        649.2        704.0
                                                             -----        -----        -----        -----
Less:  Current portion of long-term loans                     29.5         14.8         29.5         14.8
       Short-term borrowings                                  91.3         97.9         91.3         97.9
                                                             -----        -----        -----        -----
Long-term debt, less amounts due currently            (euro) 539.8 (euro) 599.0 (euro) 528.4 (euro) 591.3
                                                      ============ ============ ============ ============

Senior credit agreement
In conjunction with the acquisition of Dyno, Dynea Chemicals refinanced its existing loans and line of credit during 2000 under three new term loan facilities, for up to (euro) 190 million ("Term A"), (euro) 95 million ("Term B"), and (euro) 95 million ("Term C"), respectively. The loans are due June 30, 2007, 2008 and 2009, respectively. The Term A loan and the Revolving Credit Facility (as discussed below under Short-term borrowings) contain a margin ratchet, whereby the interest rate will vary between LIBOR plus two percent and LIBOR plus one and one-quarter percent depending on the ratio of total net debt to earnings before interest, taxes, depreciation and amortisation (EBITDA), as defined. The Term B loan carries an interest rate of LIBOR plus 2.5%, and the Term C loan carries an interest rate of LIBOR plus 3.0%. The weighted-average interest rate on amounts outstanding under the senior credit agreement was 6.44 % at December 31, 2001.

Dynea Chemicals sold its Polyester businesses to Ashland Inc. on the April 30, 2001. The net proceeds from the sale were approximately (euro) 60.0 million. In accordance with the terms and conditions of the Senior credit agreement, these proceeds were to be applied as a prepayment against the outstanding loan facilities on a pro-rata basis. These payments totalled (euro) 29.4 million,
(euro) 3.3 million and (euro) 15.3 million for Term A, Term B and Term C, respectively, during 2001. In 2002, the company repaid an additional (euro) 12.0 million of Term B in March 2002.

In connection with the extinguishment of debt due to the Polyester prepayment during 2001, Dynea Chemicals incurred a loss on extinguishment of debt of (euro)
1.3 million (Note 24). This loss resulted from write-offs of unamortized debt issuance costs.

Long-term intercompany loan
The long-term intercompany loan relates to the allocation to Dynea Chemicals of the net proceeds of the senior notes issued by Dynea International Oy. On August 8, 2000, Dynea International issued (euro) 240.0 million in senior notes due August 15, 2010, at 12 1/4 %. On August 24, 2000, Dynea International issued an additional (euro) 10.0 million in senior notes due August 15, 2010, at 12 1/4 %.The total issue was registered and as at December 31, 2001 the total issued amount is outstanding. Interest is payable every six months, on February 15 and August 15 of each year. These notes are unsecured and rank senior in right of payment to all future subordinated debt and equal in right of payment to all existing and future un-subordinated debt. The notes will be redeemed at par at maturity. On or after August 15, 2005, Dynea International has the right to redeem any or all of the notes at a specified redemption price beginning at 106.125% and declining thereafter. Prior to that date, Dynea International may only redeem all of the notes at a redemption price equal to the principal amount plus a specified premium (make-whole price), unless an equity offering occurs. On or prior to August 15, 2003 Dynea International may redeem 35% of these notes with the net proceeds of offerings of its common equity. These notes are guaranteed by Dynea Chemicals on a senior subordinated basis.

Short-term borrowings
Under the senior credit agreement, Dynea Chemicals also obtained a multi-currency, revolving loan for up to (euro) 100 million ("Revolving Credit Facility"). The Revolving Credit Facility expires June 30, 2007. However, Dynea Chemicals will procure that after July 31, 2003 either for 2 periods of 5 successive days or, one period of 10 days, in each of its financial years the aggregate of all withdrawals under the Revolving Credit Facility shall not exceed (euro) 10.0 million. At December 31, 2001, (euro) 85.1 million (2000:
(euro) 44.7 million) was outstanding on the Revolving Credit Facility. Letters of credit issued by the financial institution reduces the available credit amount. The available credit amount was (euro) 3.9 million at December 31, 2001 (2000: (euro)32.2 million).

The weighted average interest rate on short-term loans was 6.95 % at December 31, 2001. This amount consists of 7 tranches denominated in either euros or Norwegian kroner and totaling (euro) 85.1 million at December 31, 2001 under the Revolving Credit Facility. In addition, subsidiaries of Dynea International have short-term loans from financial institutions totaling (euro) 7.1 million.

After taking account of interest rate swaps, the interest rate exposure of the borrowings of Dynea Chemicals was as follows:

                                      December 31, 2001    December 31, 2000
                                      --------------------------------------
Total borrowings:
        at fixed rates                     (euro) 433.2         (euro) 473.2
        at floating rates                         227.4                238.5
                                                  -----                -----
                                           (euro) 660.6         (euro) 711.7

Borrowing balances are denominated in the following currencies:

                                      December 31, 2001    December 31, 2000
                                      --------------------------------------
U.S. dollars                                        22%                  24%
Euro                                                44%                  37%
Canadian Dollars                                     7%                   8%
Norwegian Kroner                                    26%                  30%
Others                                               1%                   1%


Borrowings are repayable as follows:

                                                  December 31, 2001
                                                ---------------------
                  2002                               (euro)  120.8
                  2003                                        22.4
                  2004                                        27.3
                  2005                                        29.7
                  2006                                        33.9
                  Thereafter                                 426.5
                                                             -----
                  Total                              (euro)  660.6
                                                     =============

Dynea Chemicals's debt agreements contain certain debt covenants, including: ratios of EBITDA to interest, debt to EBITDA, earnings to fixed charges, and cash flow to funding costs; and limits on capital expenditures.

Substantially all of the assets of Dynea Chemicals, including all of its property, plant and equipment, are pledged as collateral on these obligations. In addition, individual subsidiaries have guaranteed loans of the parent company.

15.  Taxation

The components of income tax benefit are as follows:

                                                     (Successor)                   (Predecessor)
                                    --------------------------------------------  ---------------
                                                                     One Month
                                      Year Ended      Year Ended       Ended      11 Months Ended
                                     December 31,    December 31,   December 31,    November 30,
                                         2001            2000           1999            1999
                                    --------------------------------------------  ---------------
Current:
Finland                                (euro) 0.8     (euro)  9.5   (euro) (0.2)      (euro) 2.5
Foreign                                      10.8             6.0          (0.2)            13.3
                                             ----             ---         -----            ----
                                             11.6            15.5          (0.4)            15.8
Deferred:
Finland                                      (1.1)          (11.3)          3.6             (1.0)
Foreign                                     (18.0)          (23.8)         (3.7)             0.5
                                           ------          ------         -----              ---
                                            (19.1)          (35.1)         (0.1)            (0.5)
                                                                          -----            -----
Total income tax (benefit) expense    (euro) (7.5)   (euro) (19.6)  (euro) (0.5)     (euro) 15.3
                                      ===========    ============   ===========      ===========

Significant components of Dynea Chemicals's deferred tax assets and liabilities are as follows:

                                                                December 31, 2001   December 31, 2000
                                                                --------------------------------------
    Deferred tax assets:
    Tax loss carry-forwards                                          (euro)  33.9        (euro)  19.1
    Tax credit carry-forwards                                                 4.6                 9.8
    Excess of taxation value over book value of fixed assets                  0.1                 3.7
    Reserves and accruals                                                     5.5                 2.1
    Pensions                                                                  3.1                 1.2
    Goodwill basis differential                                                --                 6.6
    Writedown in investments                                                  1.8                  --
    Interest under thin capitalization rule                                   8.3                  --
    Valuation allowance for deferred tax assets                             (20.7)              (19.1)
                                                                           ------              ------

    Deferred tax assets                                               (euro) 36.6         (euro) 23.4
                                                                      ===========         ===========
    Deferred tax liabilities:
    Excess of book value over taxation value of fixed assets                (78.6)              (93.4)
    Reserves and accruals                                                    (1.3)               (3.9)
    Pensions                                                                 (1.4)               (0.4)
    Other                                                                   (10.1)               (2.5)
                                                                           ------               -----
    Deferred tax liabilities                                         (euro) (91.4)      (euro) (100.2)
                                                                     ============       =============

    Net deferred tax liability                                       (euro) (54.8)       (euro) (76.8)
                                                                     ============        ============


The recognized deferred tax asset is based upon the expected future utilization of net operating loss carry forwards and the reversal of other temporary differences. For financial reporting purposes, Dynea Chemicals has recognized a valuation allowance for those benefits for which realization is not probable. Dynea Chemicals continually reviews the adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that it is probable that the benefits will be realized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net non-current deferred tax asset is (euro)0.0 million and (euro)10.6 million at December 31, 2001 and 2000, respectively. The net non-current deferred tax liability is (euro)54.7 million and (euro)87.4 million at December 31, 2001 and 2000, respectively. The non-current deferred tax assets include (euro)5.5 million and (euro)2.6 million of deferred tax assets expected to reverse in the following twelve months as of December 31, 2001 and 2000, respectively. The non-current deferred tax liabilities also include (euro)4.3 million of deferred tax liabilities expected to reverse in the following twelve months as of December 31, 2001.

Loss before income taxes and minority interest:

                                                                          (Successor)                        (Predecessor)
                                                        -------------------------------------------------  -----------------
                                                          Year Ended      Year Ended     One Month Ended       11 Months
                                                         December 31,    December 31,      December 31,          Ended
                                                             2001            2000              1999        November 30, 1999
                                                        -------------------------------------------------  -----------------
Finland                                                   (euro)  4.3    (euro) (13.8)     (euro)   2.7      (euro) (13.8)
Foreign                                                         (58.3)          (66.2)            (12.3)             12.5
                                                                -----           -----             -----              ----
Total loss before income taxes and minority interest     (euro) (54.0)   (euro) (80.0)     (euro)  (9.6)     (euro)  (1.3)
                                                         ============    ============      ============      ============


Income tax benefit at the statutory tax rate is reconciled below to the actual income tax benefit:

                                                                            (Successor)                   (Predecessor)
                                                           --------------------------------------------  --------------
                                                                                           One Month        11 Months
                                                             Year Ended     Year Ended       Ended            Ended
                                                            December 31,   December 31,   December 31,     November 30,
                                                                2001           2000           1999            1999
                                                           --------------------------------------------  --------------
Tax benefit at Finnish statutory rate (29%, 29% and 28%    (euro) (15.3)  (euro) (23.2)    (euro) (2.7)    (euro) (0.4)
in 2001, 2000, and 1999 respectively)
Non-deductible goodwill                                             4.4            1.8             0.1             1.8
Movement in the valuation allowance                                 3.5            3.1             2.1             9.7
Tax rate change                                                      --             --             0.1              --
Effect of foreign tax rates                                        (2.9)          (1.4)           (0.2)            1.4
Non-deductible expenses                                             2.8            0.5             0.1             1.3
Effect of capital gains tax rates                                    --             --              --             0.5
Other                                                                --           (0.4)             --             1.0
                                                           ------------  -------------    ------------     -----------
Income tax (benefit) loss                                  (euro)  (7.5) (euro)  (19.6)   (euro)  (0.5)    (euro) 15.3
                                                           ============  =============    =============    ===========

In December 1999, the Finnish government announced a change in tax rates. The change increased the tax rate to 29% effective January 1, 2000.

As at December 31, 2001, Dynea Chemicals has net operating loss carry forwards of (euro) 70.9 million that are available to offset future taxable income. The total net operating loss carry forwards include (euro) 15.3 million with no expiration dates, (euro) 24.9 million that expire in 10 years and (euro) 30.7 million that expire in 5 years.

16.  Employee benefits

Dynea Chemicals operates a number of defined benefit and defined contribution plans throughout the world that are financed according to local practice. Defined benefit pension obligations are determined by actuarial valuations based on the projected unit credit method. This method determines the total liability for obligations to pensioners as well as the liability related to the past service of employees. The projected unit credit method is also used for retirement indemnities, basing the commitment on estimated total service in Dynea Chemicals.

Assumptions as to mortality, withdrawal of employees and salary projections consider the economic conditions specific to each country and subsidiary.

The annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with IAS 19 (revised), which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. In particular, discount rates reflect the yield on high quality corporate bonds of an appropriate term.

The majority of Dynea Chemicals's defined benefit pension benefits are provided for its employees and former employees in Austria, Germany, the Netherlands, Norway, Singapore, Canada, the United Kingdom and the United States. In addition, retirement indemnities are provided for employees in France. Pension benefits provided for other overseas participants are, in general, either government-provided or defined contribution. In Finland, benefits are provided under the state plan which are defined benefit in nature. Since there is not sufficient information available to enable defined benefit calculations per participating employer, these have been treated as defined contribution and the pension expense is equal to the cash paid.

Actuarial gains and losses in excess of the "10% corridor" are spread as a level amount over the average remaining service lives of the employees.

                                                                         (Successor)                   (Predecessor)
                                                         December 31,    December 31,    December 31,   November 30,
                                                             2001            2000            1999           1999
                                                        ------------------------------------------------------------
Weighted average assumptions:
Discount rate                                                    6.3%            6.6%            6.7%           6.7%
Rate of compensation increase                                    4.0%            4.7%            4.0%           4.0%
Expected return on plan assets                                   7.3%            7.6%            7.5%           7.5%
Amounts recognized in the balance sheet:
Fair value of plan assets                               (euro)  78.1    (euro)  80.5    (euro)  46.3   (euro)  46.1
Defined benefit obligation                                    (102.3)          (98.5)          (67.1)         (68.1)
                                                              ------           -----           -----          -----
Funded status                                                  (24.2)          (18.0)          (20.8)         (22.0)
Unrecognized net actuarial (gain)/loss                          10.0             4.8            (0.1)          (4.7)
Unrecognized past service cost                                    --              --              --             --
                                                                ----            ----            ----           ----
Balance sheet prepaid/(accrued) pension cost                   (14.2)          (13.2)          (20.9)         (26.7)

Amounts recognized in the income statement:
Service cost                                                     3.8             4.1             0.3            3.5
Interest cost                                                    6.3             5.3             0.4            3.5
Expected return on assets                                       (6.0)           (4.7)           (0.3)          (2.6)
Recognition of loss under transition                              --              --              --           10.7
Recognized actuarial (gain)/loss                                (0.1)           (0.1)             --             --
Past service cost                                                0.6              --              --             --
Settlement and curtailment gains                                (1.4)           (9.2)           (0.6)            --
                                                                ----           -----           -----           ----
Total (benefit)/expense included in staff costs                  3.2            (4.6)           (0.2)          15.1
                                                                 ===           =====           =====           ====
Movement in the balance sheet:
Beginning balance                                              (13.2)          (20.9)             --          (15.6)
Effect of acquisitions                                            --            (3.9)          (22.4)            --
Effect of disposals                                              0.2             6.7              --             --
Total net periodic benefit (cost)/income (excluding
gain on disposal)                                               (3.1)           (2.1)            0.2          (15.1)
Employer contribution                                            2.1             6.9             1.2            4.8
Exchange differences                                            (0.2)            0.1             0.1           (0.8)
                                                                ----             ---             ---          -----
Ending balance                                          (euro) (14.2)   (euro) (13.2)   (euro) (20.9)  (euro) (26.7)
                                                        ============    ============    ============   ============

In addition as part of the Europoort plant closure and restructuring in the Netherlands, Dynea Chemicals paid termination benefits of (euro) 2.3 million, and held a provision of (euro) 1.9 million at December 31, 2000. The elimination of the pension liabilities for those employees whose service was terminated resulted in a settlement and curtailment gain during the period.

Several subsidiaries were sold during 2001 and 2000, as discussed in Notes 22 and 23. This caused a reduction in the pension liabilities due to the sale of these obligations along with the remaining net assets of the disposed entities.

Dynea Chemicals's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate and during 2001 and 2000 amounted to (euro) 4.7 and (euro) 5.2 million, respectively (Note 21).

The actual returns on assets for year ended December 31, 2001, the year ended December 31, 2000, the one-month period ended December 31, 1999 and the 11-month period ended November 30, 1999 were (euro) 0.9 million, (euro) 1.1 million,
(euro) 0.4 million and (euro) 3.1 million, respectively.

17.  Provisions

Provisions consist of:

                                                   Restructuring     Other         Total
                                                   ----------------------------------------
At December 31, 2000                                (euro) 16.1   (euro) 2.8    (euro) 18.9
Additional provisions charged to income statement           3.2           --            3.2
Utilized during the period                                 (7.8)        (2.2)         (10.0)
Released during the period                                 (0.9)          --           (0.9)
                                                          -----          ---          -----
At December 31, 2001                                (euro) 10.6   (euro) 0.6    (euro) 11.2
                                                    ===========   ==========    ===========


                                                     December 31, 2001   December 31, 2000
                                                     ------------------- -------------------
Long-term provisions                                       (euro) 11.2         (euro) 13.5
Short-term provisions (included in other current
and accrued liabilities)                                            --                 5.4

Total                                                      (euro) 11.2         (euro) 18.9
                                                           ===========         ===========

Dynea Chemicals had two ongoing restructuring plans as of December 31, 2000, in addition to provisions acquired from Dyno. The Tulip plan relates to a Predecessor restructuring plan at Dynea BV. Primus relates to ongoing restructuring in Dynea Chemicals related to redundancies occurring from the acquisition of Dyno and acquisition of Neste.

Tulip
During 1998 management of the Predecessor approved a plan to restructure Dynea Resins B.V. The plan entailed centralization of resins production and closure of the Europoort plant, which resulted in a reduction in the workforce of 50 employees. The plan was implemented and substantially completed in 1998. Substantially all employees were terminated effective December 31, 1998. Restructuring provisions related to this closure of (euro) 3.8 million were acquired in 1999, as part of the acquisition of Neste.

In December 2000, Dynea Chemicals announced its decision to close the remaining portions of the Europoort plant by January 1, 2002. In conjunction with this plan, Dynea Chemicals recorded a (euro) 6.0 million provision relating to contractual lease payments for the closed plant site, employee termination benefits for involuntarily terminated employees, environmental site remediation, and demolition costs.

In 2001 of these amounts (euro)1.5 million was paid. In addition, Dynea International reversed (euro) 0.9 million of its contractual lease payments relating to its 1998 restructuring, as Dynea International will exit the entire site at a date earlier than estimated.

At December 31, 2001 and 2000 the remaining provision includes contractual lease payments for the closed plant site and employee termination benefits for these terminated employees of (euro) 4.8 million and (euro) 7.2 million, respectively.

Primus
After the acquisition of Neste in 1999, Dynea Chemicals began a restructuring plan to streamline the acquired operations under the new management. Accordingly, (euro) 0.2 million in restructuring charges were recorded by Dynea Chemicals Oy in December 1999 related to termination benefits. In 2000, Dynea Chemicals has continued to fully merge the operations of its Neste and Dyno acquisitions by eliminating overlapping areas, selling non-core operations, and identifying synergies amongst the operations. Restructuring charges associated with these activities consist of employee termination benefits to 261 involuntarily terminated employees of (euro) 9.3 million (who were substantially terminated as of December 31, 2000), exit costs of (euro) 7.6 million, costs associated with dismantling facilities of (euro) 1.2 million and other miscellaneous related charges of (euro) 2.5 million. Of these charges, (euro)
8.6 million were accrued and paid through current liabilities and (euro) 6.1 million were utilized in 2001. The remaining unpaid balance in provisions related to these charges is (euro) 6.3 million at December 31, 2000, and was paid out in 2001.

In 2001, Dynea International continued its efforts to streamline operations. Provisions charged to the income statement refer to termination charges of 50 persons at three plants and various other expenses related to closed operations amounted altogeter to (euro)3.2 million.

At December 31, 2001 and 2000 the remaining provision relates to the restructuring charges of (euro) 3.2 million and (euro) 6.3 million respectively.

Acquired Provisions
Restructuring provisions of (euro) 0.8 million and (euro) 9.2 million were acquired in the acquisition of the remaining 50% interest of KKP Krems Service GmbH & CokG in 2000 and the acquisition of Dyno, respectively relating to employee terminations and site closures approved and announced by Dyno prior to the acquisition. Of these amounts, (euro) 7.4 million were utilized during 2000, resulting in a remaining provision of (euro) 2.6 million at December 31,2001 and 2000. This remaining accrual relates to environmental clean-up at a closed plant, and benefit payments for involuntarily terminated employees.

Other Provisions
Other provisions are comprised of various items, including provisions, warranties, minimum guarantees related to a contract that was sold to a third party, and a provision associated with the environmental litigation with the previous owner of Dynea Chemicals's St. Therese plant.

18.  Accounts payable

Accounts payable consist of:
                                           December 31, 2001   December 31, 2000
                                           -------------------------------------
     Trade payables                              (euro) 76.1        (euro) 109.6
     Related party payables (Note 25)                    6.3                 4.3
                                                        ----                ----
     Total                                       (euro) 82.4        (euro) 113.9
                                                 ===========        ============

19.  Accrued liabilities

Accrued liabilities consist of:
                                           December 31, 2001   December 31, 2000
                                           -------------------------------------
     Accrued interest                             (euro) 3.9         (euro) 38.6
     Fair value of foreign exchange
     forward contracts                                   1.6                 0.1
     Fair value of interest rate swap                    3.7                 1.7
     Related party liabilities (Note 25)                 4.1                36.4
     Other accrued liabilities                           7.1                32.2
                                                         ---                ----
     Total                                       (euro) 20.6        (euro) 109.0
                                                 ===========        ============

The related party advance in 2000 represents an advance payment received from Dynea Oy to deliver the shares of the Dyno investcos (Note 25).

20.  Commitments and Contingencies

Dynea Chemicals evaluates its position relative to asserted and unasserted claims, loss-making purchase commitments or future commitments and records provisions as needed.

Litigation and claims-- Various lawsuits and claims are pending against Dynea International. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the expected deposition thereof will not, in the opinion of the management, both individually and in the aggregate result in a material adverse effect on Dynea International's results of operations and financial position.

Operating lease commitments--The future aggregate minimum lease payments at December 31, 2001, under non-cancelable operating leases were as follows:


                                                 December 31, 2001
                                                 -----------------
                        2002                          (euro)  5.2
                        2003                                  4.2
                        2004                                  2.1
                        2005                                  1.6
                        2006                                  1.2
                        Thereafter                           10.3
                                                             ----
                        Total                         (euro) 24.6
                                                      ===========

The operating lease commitments relate to leases for autos, buildings, land, office space, support services and equipment. Rental expense for operating leases amounted to (euro) 6.6 million for the year ended December 31, 2001,
(euro) 3.3 million for the year ended December 31, 2000, (euro) 0.5 million for the one-month period ended December 31, 1999 and (euro) 3.8 million for the 11 month period ended November 30, 1999.

Other commitments-- Dynea Chemicals has a supply agreement with Fortum Oil and Gas Oy on steam, electricity and drink water through December 31, 2005. Fortum Oil and Gas Oy sets the prices on a monthly basis based on costs incurred. In addition, Dynea Chemicals has a supply agreement with Borealis Polymers Oy on salt free water and compressed air through December 31, 2005. Borealis Polymers Oy sets the prices on a monthly basis based on costs incurred.

Dynea Chemicals has a fixed price electricity purchase agreement with Norsk Hydro Produksjon AS based on NordPool system price for 14,600 GWh with a fixed price NOK 178.00 per MWh through December 31, 2002.

Dynea Chemicals has a purchase commitment for Resorcinol with Indspec Chemical Corporation. According to the agreement Dynea Chemicals purchases 100% of the global requirement for Resorcinol from the counterparty through December 31, 2003. The price is subject to quantity discounts and raw material cost adjustments.

Dynea Chemicals has two long-term Methanol purchase contracts. The contract with Methanor is for 150,000 tonnes and the pricing is based on ICIS prices through December 31, 2003. The contract with Mitsubishi Gas Chemical Inc is for 15,000 tonnes and the pricing is based on lower of spot or ICIS prices through February 28, 2004.

Dynea Chemicals has a long-term Melamine purchases contract with DSM through December 31, 2003. The volume of the contracts is 33,000 tonnes, 37,000 tonnes and 40,500 tonnes for 2001, 2002 and 2003, respectively. The price is agreed quarterly.

Dynea Chemicals is subject to business risks that are actively managed against exposures.

Financial Guarantees--Wholly-owned subsidiaries have guaranteed long-term borrowings of the parent company. Dynea Chemicals has letters of credit and guarantees with financial institutions.

21.  Staff costs

                                                                    (Successor)                      (Predecessor)
                                                     Year Ended      Year Ended   One Month Ended   11 Months Ended
                                                    December 31,    December 31,    December 31,      November 30,
                                                        2001            2000            1999              1999
                                                    ---------------------------------------------------------------
  Wages and salaries                                (euro) 102.8    (euro) 116.6      (euro) 9.2      (euro) 85.5
  Indirect employee costs                                   20.6            25.3             1.2             19.5
  Pension costs--defined contribution plans                  4.7             5.2             0.1              0.7
  Pension costs--defined benefit plans                       3.2            (4.6            (0.2)            15.1
                                                           -----           -----            ----             ----
  Total staff costs included in income statement           131.3           142.5            10.3            120.8
                                                           -----           -----            ----            -----
  Termination benefits (included in restructuring
  and other non-recurring items)                              --            11.1              --              1.2
                                                           -----           -----            ----            -----
  Total staff costs                                 (euro) 131.3    (euro) 153.6    (euro)  10.3     (euro) 122.0
                                                    ============    ============    ============     ============

The average number of persons employed during the year ended December 31, 2001 and 2000, the one-month period ended December 31, 1999, the 11-month period ended November 30, 1999, totals 3,308, 2,942, 2,432, and 2,502, respectively.


22.  Dispositions

On May 31,2001 the Company sold its 30 % interest in LP Pacific Films Sdn Bhd for sales proceeds of (euro) 2.7 million and on June 14, 26.67 % ownership in Hexza-Neste Chemicals Sdn Bhd was sold for sales proceeds of (euro) 4.0 million. The 100 % ownership of Dynomer Sdn Bhd was sold in February 2001 for sales proceeds of (euro) 1.0 million. This company was acquired in Dyno acquisition and asset held for sale treatment was applied in the year 2001 financial statements. On February 2001 Neste Chemicals Distribution business was sold for sales proceeds of (euro) 1.8 million.

During fiscal year 2000, several subsidiaries and associates, other than those discontinuing operations discussed in Note 23, were sold, including Neste Chemicals Japan Co. Ltd., Neste Chemicals UK Ltd., Neste Oxo Belgium NV, Neste Chemicals GmbH, Neste Chemicals Austria Holding GmbH, Krems Chemische Produkte GmbH, Krems Chemie Chemicals Services GmbH & CokG, and the adhesive resins plant in Kitee, Finland (Note 1). Several of these sales were to related parties and are discussed in Note 25. The book value of entities disposed approximated the sales proceeds at the time of sale. Total sales proceeds from these dispositions were (euro) 36.1 million.

In connection with the acquisition of Dyno, Dynea Chemicals sold its shares of Dyno Explosives for (euro) 258.1 million to Dyno Nobel and Dyno Nobel repaid an intercompany loan of (euro) 220.2 million due from Dyno Explosives to the business retained by Dynea Chemicals.

Pursuant to a decision of the European Commission approving the acquisition of Dyno, the adhesive resins operation located at Kitee, Finland, was sold in November 2000 for (euro) 34.0 million, and had been accounted for on the cost basis prior to the sale.


23.  Discontinuing operations

During fiscal year 2001, the Polyester business was sold including Neste Polyester (Kunshan) Co., Neste Chimie France S.A., Neste Polyester S.A., Neste Eastern Markets Oy and Neste Chemicals Services Oy (Note 23).

In May and August of 2000, Dynea International disposed of its NC Trading and Oxo business segments, respectively. In April 2001, Dynea International disposed the Polyester segment.

Cash flows and net assets disposed for each of the discontinuing segments are as follows:

                                         Polyester                      NC Trading                           Oxo
                               -----------------------------------------------------------------------------------------------
                                 Year Ended      Month Ended     Year Ended      Month Ended     Year Ended      Month Ended
                                 December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                     2001            2000            2001            2000            2001            2000
                               -----------------------------------------------------------------------------------------------
  Operating cash flows           (euro) (0.2)      (euro) 3.2             --      (euro) 1.8             --       (euro) 6.6
  Investing cash flows                  (0.5)            (2.9)            --              --             --             (0.7)
  Financing cash flows                   0.7              0.5             --            (1.9)            --             (0.1)
                                         ---              ---            ---            ----                            ----
  Total cash flows                (euro) 0.0       (euro) 0.8             --     (euro) (0.1)            --       (euro) 5.8
                                  ==========       ==========                    ============                     ==========

  Total assets to be disposed             --             81.0             --              --             --               --
  Total liabilities to be                 --            (20.1)            --              --             --               --
  disposed
  Net assets to be disposed               --             60.9             --              --             --               --

The loss on sale of Polyester in year ended December 31, 2001 was (euro) 3.3 million.

The net book value of the NC Trading and Oxo segments approximated the proceeds from the sale in year ended December 31, 2000.

The net cash inflow on the sales is determined as follows:

                                                      Polyester    NC Trading     Oxo
                                                      ---------------------------------
Proceeds from sale                                       65.8          7.4       155.6
Less:  cash and cash equivalent in subsidiary sold       (0.6)        (2.2)      (16.3)
                                                        -----         -----      -----
Net cash inflow on sale                                  65.2          5.2       139.3
                                                         ====          ===       =====

In addition, on September 1, 2000, Dynea Chemicals sold its Paper Chemicals business for proceeds of (euro) 30.3 million less cash disposed of (euro) 2.3 million. No gain or loss on the sale was recorded.

24.  Finance costs

                                                                      (Successor)                        (Predecessor)
                                                       Year Ended     Year Ended     One Month Ended    11 Months Ended
                                                      December 31,    December 31,     December 31,       November 30,
                                                          2001            2000             1999               1999
                                                      -------------- --------------- ------------------ ----------------
  Interest income                                      (euro) (6.2)   (euro) (4.5)      (euro) (0.9)       (euro) (2.8)
  Other financial income                                        --             --                --               (0.1)
  Net foreign exchange transaction (gains) losses             (4.5)           7.3              (1.2)              (2.5)
  Interest expense                                            81.7           53.3               4.1                9.2
  Other financial expense                                      7.3            2.4                --                0.7
  Loss on early extinguishments of debt (Note 14)              1.3           15.4                --                 --
                                                               ---           ----              ----               ----
  Net finance costs                                    (euro) 79.6    (euro) 73.9       (euro)  2.0        (euro)  4.5
                                                       ===========    ===========       ===========        ===========

25.  Related party transactions

Dynea Oy owns 100% of Dynea International's shares and Dynea International Oy owns 100% of Dynea Chemicals Oy's shares. The ultimate parent of Dynea International is Industri Kapital, which controls 88% of the voting rights of Dynea Oy indirectly through its two investment funds, Industri Kapital 1997 Limited and Industri Kapital 2000 Limited. Management and other shareholders own the remaining shares.

The following transactions were carried out with related parties:

Acquisitions
Dynea International purchased the melamine resins business from Neste Chemicals GmbH, a subsidiary of Dynea Oy (Note 1).

Transactions with Dynea International Oy

A service agreement exists between Dynea Chemicals, and Dynea International Oy to provide treasury management and support services. The management was transferred from Dynea Chemicals Oy to Dynea International Oy in November 2000 therefor for the period ended December 31, 2000 the amount of these expenses was minor.

Dynea Chemicals Oy also receives intercompany loans from its parent company Dynea International Oy. The total outstanding long-term loan payable as of December 31, 2001and December 31, 2000 were (euro) 241.7 million and (euro)
241.3 million, respectively, with related accrued interest payable of (euro) 4.1 and (euro) 21.0 million, respectively. During the years 2001 and 2000, interest expenses on these loans were (euro)32.2 million and (euro)12.7 million, respectively.

The company also provided loans to the parent company. As at December 31, 2000, there were three outstanding short-term loans receivable from Dynea International Oy totalling to (euro)3.8 million. In 2001Dynea Overlays Oy recorded a group contribution of (euro) 1.4 million to Dynea International Oy in the income statement, which is outstanding as an accrued liability to Dynea International Oy at yearend December 31, 2001.

In addition, the following transactions were carried out with other related parties:

Discontinuing Operations and Dispositions
The Oxo segment, as well as several other subsidiaries were sold to related parties. The Oxo segment was sold to Oxo Holding AB (a company controlled by Industri Kapital) for a sales price of (euro) 155.6 million in August of 2000. Neste Chemicals GmbH, KCA Chemishe Producte GmbH, and KC Chemische Produkte GmbH, were sold to Dynea Oy for a nominal amount. Sales from these entities through the date of disposition were (euro) 30.7 million. The purchase and sale agreements of KCA Chemishe Producte GmbH and KC Chemische Produkte GmbH contained a bettering clause whereby if certain conditions are met, the excess of that amount over the purchase price plus capital contributions shall be distributed to Dynea Chemicals. No estimate can be made of any probable future gains, if any, from this contingency.

Dyno Explosives was sold immediately following the acquisition of Dyno to Dyno Nobel ASA (a company also controlled by Industri Kapital) for a net sales price of NOK 3,891.9 million ((euro) 478.3 million). No gain or loss on the sale was recorded.

Dyno Investcos
The Dyno investco businesses (Note 12) comprise three separate companies, Dyno Specialty Polymers AS, Dynopart Holding AS, and a 49.7% interest in Dynal Biotech ASA (held by Dynopart Holding AS). During 2000, Dynea Chemicals Oy entered into an agreement with Dynea Oy to sell these businesses on completion of the formal demerger of Nordkem AS for NOK 400.0 million ((euro) 49.5 million). Prior to the formal demerger, Dyno Specialty Polymers AS was sold to Dynal ASA for NOK 129.0 million ((euro) 15.9 million) less selling expenses and related taxes of NOK 29.0 million ((euro) 3.6 million). This cash was paid to Dynea ASA and subsequently transferred to Dynea Chemicals Oy through Nordkem AS (Note 19). During 2001, the ownership in the Dyno Investcos was transferred to Dynea Oy according to the agreement.

Sales and Purchases of Goods
Dynea Chemicals sold products, at market prices, to Paroc AB, a company controlled by Industri Kapital, totaling approximately (euro) 8.7 million and
(euro) 9.6 million during the years ended December 31, 2001 and December 31, 2000. At December 31, 2001, Dynea Chemicals had receivables of (euro) 1.3 million related to these sales.

Dynea Chemicals sold products, at market prices, to Sydsvenska Kemi AB a company controlled by Industri Kapital, totaling approximately (euro) 0.1 million during the year ended December 31, 2001.

Dynea Chemicals sold products, at market prices, to other companies controlled by Industri Kapital, totaling approximately (euro) 1.6 million, (euro) 0.3 million, (euro) 0.4 million, and (euro) 2.0 million during the years and periods ended December 31, 2001, December 31, 2000, December 31, 1999 and November 30, 1999.

Dynea Chemicals sold products, at market prices, to associates, totaling approximately (euro) 1.7 million and (euro) 0.4 million during the years ended December 31, 2001 and December 31, 2000. At December 31, 2001, Dynea Chemicals had receivables of (euro) 0.7 million related to these sales.

Dynea Chemicals sold products, at market prices, to Neste Chemicals UK, a subsidiary that was disposed of by Dynea Chemicals during 2000, totaling approximately (euro) 0.2 million during the year ended December 31, 2000. At December 31, 2000, Dynea Chemicals had receivables of (euro) 0.2 million related to these sales.

Dynea Chemicals purchased materials and supplies, at market prices, from Sydsvenska Kemi AB, a company controlled by Industri Kapital, totaling approximately (euro) 2.3 million during the year ended December 31, 2001. At December 31, 2001, Dynea International had payables of (euro) 0.2 million related to these purchases.

Dynea Chemicals purchased materials and supplies, at market prices, from other companies controlled by Industri Kapital, totaling approximately (euro) 1.6 million, (euro) 0.7 million and (euro) 1.7 million, during the years and periods ended December 31, 2001, December 31, 2000 and November 30, 1999. There were no such purchases for the one-month period ended December 31, 1999. At December 31, 2001, Dynea Chemicals had payables of (euro) 0.2 million related to these purchases.

Dynea Chemicals purchased materials and supplies, at market prices, from associates, totaling approximately (euro) 17.3 million and (euro) 18.4 million during the years ended December 31, 2001 and December 31, 2000.

Other Income and Expenses

During the year ended December 31, 2001, Dynea Chemicals paid fees to Industri Kapital in the amount of (euro) 0.2 million for business consulting.

A service agreement exists between Dynea Chemicals, and Dynea Oy to provide management and support services. The management was transferred from Dynea Chemicals Oy to Dynea Oy in November 2000. These management and support expense charges amounted to (euro)7.1 million in 2001 and amounts in 2000 were minor.

Dynea Chemicals paid fees of approximately, (euro) 0.5 million and (euro) 9.2 million, in the periods ended December 31, 1999, and November 30, 1999, after giving effect to the carve-out adjustments, to Fortum for items such as payroll, computer support, and accounting shared services.

During the periods ended December 31, 2001, December 31, 2000 and November 30, 1999, the income statement included other operating expenses of (euro) 0.5 million, (euro) 1.4 million and (euro) 1.5 million, respectively, incurred with related parties. There were no such expenses for the one-month period ended December 31, 1999.

Dynea Chemicals recognized interest income on related party receivables of approximately (euro) 0.2 million for the period ended November 30, 1999, and other income of (euro) 0.3 million for the period ended December 31, 2000.

In addition, the income statement at December 31, 2000, includes other operating expenses of (euro) 0.2 million related to reimbursement of travel costs and expenses to several members of management.

Finance cost
In Predecessor periods, Neste had long-term debt with Fortum that accrued interest at a rate of Eurobor plus one-half percent. Interest expenses during the period ended November 30, 1999 were approximately (euro) 4.6 million. Immediately following the acquisition of Neste, Dynea Chemicals repaid related party debt, mainly held by Fortum, in the amount of (euro) 33.9 million.

Transactions with Directors
During the period ended December 31, 2000, (euro) 0.5 million was paid to a director of a subsidiary as severance due to restructuring. This amount is included in restructuring and other related items on the income statement.

For the year ended December 31, 2001, total director remuneration was (euro) 3.3 million. Roschier-Holmberg & Waselius, a law firm at which a former board member of Dynea Chemicals is a partner, provided (euro) 0.5 million in legal services to Dynea Chemicals in 2001 and (euro)1.5 million in 2000.

Dividends
The Predecessor paid dividends to Fortum in the amount of (euro) 8.5 million in the periods ended November 30, 1999.

Group Contributions
DynoPart AS, a Norwegian limited liability company and subsidiary of Dynea Oy, disposed of its equity interest in Dynal Biotech (one of the Dyno Investcos) during 2001 for approximately (euro)41.0 million. Under Norwegian tax legislation, companies are required to pay taxes on an individual entity basis, regardless of whether they belong to a consolidated group. However, individual companies within a consolidated group are permitted under certain conditions to transfer income to related entities within a tax period. These transfers are recorded as group contributions and are charged or credited to equity. In addition the current tax and deferred tax related to the group contributions are also charged or credited directly to equity.

Group contributions amounting to (euro) 38.2 million were made by Dynopart AS and Dynopart Holding AS to Nordkem AS in 2001 of which (euro) 30 million was paid in cash during October 2001. The group contribution received by Nordkem AS is not considered to be taxable and therefore the total group contribution of
(euro) 38.2 million was taken to shareholders' equity.

In addition, a group contribution of (euro) 1.4 million was made by the Dynea Chemicals Group to Dynea International Oy.

Trade Receivable
At December 31, 2001 Nordkem A/S has a (euro)8.2 million receivable with Nordkem Dynopart Holding A/S and Dynea Finland Oy has a (euro)1.0 million receivable with Paroc.

Loans Receivable
Dynea Chemicals had a loan receivable with LP Pacific Films Sdn Bhd, an associate that was sold in 2001, for (euro) 1.5 million as of December 31, 2000. Interest income related to this loan was (euro) 0.1 million for the year ended December 31, 2000.

Trade payables
Dynea Chemicals Oy has a payable of (euro) 5.5 million and Dynea Canada Inc.
(euro) 0.8 million with Dynea Oy as of December 31, 2001.


Borrowings
During 2000, in connection with obtaining the Senior Credit Agreement (Note 14), Dynea International paid finance consulting fees to Industri Kapital in the amount of (euro) 2.3 million. These fees have been included within transaction costs.

Guarantees
During the year ended December 31, 2001, Dynea Oy guaranteed a trade receivable to Dynea International amounting to (euro)4.6 million.


26.  Notes to the cash flow statement

                                                                                  Consolidated                Consolidated
                                                                                   (Successor)                (Predecessor)

                                                                                                                11 Months
                                                                     Year Ended    Year Ended   Month Ended       Ended
                                                                    December 31,  December 31,  December 31,     November
                                                            Notes       2001          2000          1999         30, 1999
                                                            --------------------------------------------------------------
Operating activities
      Net loss for the year/period                                  (euro) (48.9) (euro)(61.1)  (euro) (9.2)  (euro) (16.2)
      Adjustments for:
        Depreciation and amortization                       4,5             56.5         50.3           4.8           45.7
        Impairment write downs                              4,5              2.3          6.4            --             --
        Loss on sale of discontinued operations             23               3.3
        Gain on sale of associated companies                                (3.0)
        Loss (gain) on sale of assets:
           Profit on disposal of trading investments                        (0.7)
           Loss on sale of other assets                                      0.6         (0.2)          1.5           (2.6)
        Carve-out adjustment                                1                 --           --            --            3.3
        Share in undistributed earnings of associated
           companies and joint ventures                     6                1.3         (4.0)         (0.1)          (0.3)
        Recognition of loss under transition to IAS 19
        (revised)                                           16                --           --            --           10.7
        Finance costs                                       24              79.8         73.9           2.0            4.5
        Income tax (benefit) expense                        15              (7.6)       (19.6)         (0.5)          15.3
        Minority interest                                   2                2.4          0.7           0.1           (0.4)
        Other non-cash items                                                  --           --            --            1.8
                                                                           -----        -----          ----          -----
      Adjusted net loss before working capital changes                      86.0         46.4          (1.4)          61.8

      Working capital changes:
        (Increase) decrease in inventory                    7               15.7         (5.1)          2.3           (4.9)
        (Increase) decrease in accounts and related party
           receivables                                      8               13.4        (42.5)          6.8          (56.0)
        Decrease in trading investments                                     60.1
        (Increase) decrease in other current assets         12               1.6        (14.4)         (5.9)          (6.8)
        (Increase) decrease in other non-current assets                       --         (0.3)           --           (3.6)
        (Decrease) increase in accounts and related party
           payables                                         18             (13.2)        36.3          (5.6)          21.2
        (Decrease) increase in accrued liabilities          19             (23.7)         0.8          11.9            5.9
        (Decrease) increase in other current liabilities                   (13.4)        (7.1)          1.8           (4.4)
        (Decrease) increase in pension liabilities          16               0.7         (7.0)         (2.8)           0.4
        Increase in provisions                                              (0.9)         1.6          (8.4)           8.3
        (Decrease) increase in other non-current            17                --         (2.6)         (6.1)           0.2
                                                                           -----        -----         -----           ----
        liabilities
Cash generated/(used in) from operations                            (euro) 126.3   (euro) 6.1   (euro) (7.4)   (euro) 22.1
                                                                    ------------   ----------   ------------   -----------


Included within cash generated from operations of (euro) 126.3 million is cash proceeds of 60.1 million from the disposal of bonds held by subsidiary that were categorized as trading investments in the previous year.

The financial statements for the period ended December 31, 2001, December 31, 2000 and November 30, 1999 include non-cash capital contributions and (distributions) totaling (euro) 6.8 million, (euro) 4.5 million and (euro) (31.8) million, respectively. Included in these amounts are the carve-out adjustments. For the period ended November 30, 1999, the carve-out adjustment increases expenses in the amount of (euro) 3.3 million, to reflect services received from the parent company. Included in the period ending November 30, 1999, is the effect of adopting IAS 19 (revised) "Employee Benefits" on January 1, 1999, as discussed in Note 16.


27.  Other principal subsidiary undertakings

Principal subsidiary undertakings as at December 31, 2001:


                                                                 % Ownership
                                 Country of         ---------------------------------------
           Subsidiary           Incorporation       December 31, 2001     December 31, 2000
  -----------------------------------------------------------------------------------------
  Dynea B.V.                   Netherlands                       100%                  100%
  Dynea Austria GmbH           Austria                           100%                  100%
  Dynea Singapore PT Ltd       Singapore                         100%                  100%
  Dyno Nederland BV            Netherlands                       100%                  100%
  Dynea ASA                    Norway                            100%                  100%
  Dynea NZ Ltd                 New Zealand                       100%                  100%
  Dynea NV                     Belgium                           100%                  100%
  Dynea Ireland Ltd            Ireland                           100%                  100%
  Dynea Overlays Oy            Finland                           100%                  100%
  PT Dyno Indria               Indonesia                         51%                   51%
  Dynea Canada Inc.            Canada                            100%                  100%
  Dynea U.S.A. Inc             USA                               100%                  100%
  Dynea Overlays WI Inc        USA                               100%                  100%


All holdings are in the ordinary share capital of the undertaking concerned.

28.  Differences between IAS and U.S. Generally Accepted Accounting Principles

Dynea International's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between IAS and U.S. GAAP that affect the consolidated net loss and total shareholder's equity are presented below together with explanations of those differences. Various differences that have insignificant or no impact, such as principals related to leases, impairments, and taxes, among others, have not been presented.

                                                                       (Successor)                      (Predecessor)
                                                       Year Ended      Year Ended    One Month Ended   11 Months Ended
                                                      December 31,    December 31,     December 31,     November 30,
                                                          2001            2000             1999             1999
                                                     -----------------------------------------------------------------
Reconciliation of net loss:
Net loss reported under IAS                          (euro) (48.9)   (euro) (61.1)     (euro) (9.2)      (euro) (16.2)
U.S. GAAP adjustments:
    Assets held for sale                          a            --            (3.7)             5.9                 --
    Depreciation expense                          a           1.4             1.4              0.5                 --
    Amortization of goodwill                      a           0.1             0.1              0.3                 --
    Pension expense                               b          (0.6)            1.5               --                9.4
    Marketable securities                         c            --             0.2               --                 --
    Deferred tax effect of U.S. GAAP adjustments             (0.2)           (0.7)            (0.1)              (2.6)
                                                             -----           -----            -----              -----
Net loss under U.S. GAAP                              (euro)(48.2)   (euro) (62.3)     (euro) (2.6)       (euro) (9.4)
                                                      ============   =============     ============       ============


                                                                         (Successor)
                                                            December 31, 2001    December 31, 2000
                                                            --------------------------------------
Reconciliation of shareholder's equity:
Total shareholder's equity reported under IAS                   (euro) 169.1        (euro) 196.8
U.S. GAAP adjustments:
    Assets held for sale                                 a               2.2                 2.2
    Depreciation of tangible assets                      a               3.3                 1.9
    Amortization of goodwill                             a               0.5                 0.4
    Pension expense                                      b               0.9                 1.5
    Additional minimum pension liability, net of tax     b              (2.0)                 --
    Marketable securities                                c               0.2                 0.2
    Unrealized loss on marketable securities             c              (0.2)               (0.2)
    Goodwill and fair value translation adjustments      d             (12.7)               (9.7)
    Deferred tax effect of U.S. GAAP adjustments                        (1.0)               (0.8)
                                                                       -----               -----
Total shareholder's equity under U.S. GAAP                      (euro) 160.3        (euro) 192.3
                                                                ============        ============

(a) Assets Held For Sale

In 1999, under U.S. GAAP, Dynea Chemicals determined that there were businesses which should be classified as assets held for sale in accordance with EITF 87-11 "Allocation of Purchase Price to Assets to be Sold". These businesses were principally comprised of Oxo, Polyester, and NC Trading. Dynea Chemicals estimated the fair value of the businesses held for sale based on discussions with prospective buyers, adjusted for selling costs. The total carrying value of assets held for sale at December 31, 1999 was (euro) 287.8 million. In conjunction with finalization of the purchase price allocation, the fair values of the acquired assets and liabilities of these entities was revised to (euro)
258.0 million. The amount of net profit/(loss) that has been excluded from the income statement for the year ended December 31, 2000, and the period from formation through December 31, 1999, on a U.S. GAAP basis is (euro) 3.7 million and (euro)(5.9) million, respectively. No interest has been allocated to the assets held for sale, as management did not use the proceeds from the sale of these assets to repay the debt associated with their purchase.

When goodwill was allocated to the assets to be sold at acquisition in order to reflect them at their fair value, negative goodwill was created. Accordingly, the carrying value of long-lived assets was reduced such that negative goodwill was eliminated. This creates a difference between IAS and U.S. GAAP related to goodwill amortization and depreciation expense.

Because Polyester was not disposed within one year, Polyester's results of operations have been included in U.S. GAAP net income for the period subsequent to the end of the one-year holding period on November 30, 1999, in accordance with EITF 90-6 "Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to be Sold." Thus, this U.S. GAAP adjustment provides for losses incurred by the Polyester operations through November 30, 2000.

(b)  Pension Expense

Under IAS the Company accounts for pension costs and similar obligations in accordance with IAS 19 (revised 2000), "Employee Benefits." For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The Company has the following differences in applying the two standards:

     Certain subsidiaries maintain a "flat dollar" pension plan where benefit increases may be granted periodically. Under IAS, these increases are accrued when calculating the projected benefit obligation and service cost, as they are considered a constructive obligation arising from an informal practice to grant such increases. However, under U.S. GAAP, these benefit increases are only accrued when the employer is deemed to be substantively committed to granting these increases. Otherwise, these increased benefits are treated as plan amendments when they occur.

     The Company amended one of its benefit plans in Canada. Under IAS the plan amendments, to the extent vested, are recognized through the income statement in the year they occur. Under U.S. GAAP the impact is amortized over the expected services terms of the related employees.

     In addition, the two frameworks differ in the treatment of curtailments and settlements. Under IAS, gains or losses on a plan curtailment are recognized when Dynea Chemicals is demonstrably committed to making a material reduction in the future service benefits covered by a plan. U.S. GAAP, however, requires that an enterprise recognize gains related to a curtailment when the related employees terminate or the plan suspension or amendment is adopted, and recognize losses when it is probable that the curtailment will occur and the effects can be reasonably estimated. Both IAS and U.S. GAAP allow for accelerated recognition of unrecognized amounts on curtailments and settlements. However, the methods used in determining the portion of unrecognized amounts differ under the two frameworks.

     Under U.S. GAAP, the employer should recognize an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. IAS does not require the recognition of an additional minimum liability.


The following is a reconciliation of the balance sheet and income statement amounts recognized for IAS and U.S. GAAP for pensions as of December 31, 2001 and December 31, 2000. There was no IAS to U.S. GAAP adjustment as of December 31, 1999.

                                                         December 31, 2001   December 31, 2000
 Liability recognized for IAS                              (euro) (14.2)       (euro) (13.2)
 Difference in service and interest costs                           0.0                 0.7
 Difference in actuarial value of scheme liabilities               (0.1)                0.5
 Difference in unrecognized amounts                                 1.2                 0.4
 Additional minimum pension liability                              (2.9)                  -
                                                                  -----                   -
 Liability recognized for U.S. GAAP                        (euro) (16.0)       (euro) (11.6)
                                                           -------------       -------------

 Net periodic pension benefit recognized for IAS            (euro) (2.9)       (euro)  (4.6)

 Difference in service cost                                         0.0                (0.6)
 Difference in interest cost                                        0.1                (0.1)
 Difference in recognition of unrecognized amounts                  0.4                   -
 Difference in settlements/curtailments                            (1.1)               (0.8)
                                                                  ------               -----
 Net periodic pension benefit recognized for U.S. GAAP      (euro) (3.5)        (euro) (6.1)
                                                            ------------        ------------


(c) Marketable Securities

In accordance with IAS, the company accounts for marketable securities as discussed in Note 2. US GAAP requires that investments in debt and certain equity securities be classified as either trading, available-for-sale, or held to maturity, depending on management's intent and ability with respect to holding such investments. Investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of equity. For the purposes of US GAAP, the gains and losses recognized from the application of market value in 2000 are recorded as unrealized gains and losses in a separate component of equity. The realized gains from the sale of marketable securities were immaterial for the years 2000 and 2001.

(d) Translation Adjustments

In accordance with IAS 21, Dynea International translates goodwill and fair value adjustments arising from the acquisition of foreign entities at the exchange rate at the date of acquisition. Under U.S. GAAP, SFAS 52 requires these amounts to be translated at the exchange rate at each balance sheet date. The translation adjustment is included in comprehensive income under U.S. GAAP.


29.  Subsequent Events

In March 2002, the share capital of Dynea Chemicals was increased (euro) 7.0 million.

Included within cash and cash equivalents at the yearend was residual proceeds from the Polyester disposal amounting to (euro) 12 million, which was required under the terms of the senior credit agreement to be applied as a prepayment against existing term loan facilities. This amount was applied as a prepayment of part of the Term B Loan of the Senior Credit Agreement in March 2002.